As filed with the Securities and Exchange Commission on January 24, 2012

File No. 000-54532

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

BREF HR, LLC

(Exact name of registrant as specified in its charter)

Delaware	27-4938906
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Three World Financial Center 200 Vesey Street, 11th Floor New York, NY	10281
(Address of principal executive office)	(Zip Code)

(212) 417-7265

(Registrant’s telephone number, including area code)

Copies of correspondence to:

Matthew D. Bloch, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

Title of each class To be so registered	Name of each exchange on which Each class to be registered
NOT APPLICABLE	NOT APPLICABLE

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

CLASS A UNITS

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non–accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b–2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non–accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller Reporting Company	☐

i

EXPLANATORY NOTE

Unless otherwise specified, the terms the “Company,” “we,” “us” or “our” refer to BREF HR, LLC and its consolidated subsidiaries, or any one or more of them, as the context may require. This registration statement on Form 10 is being filed by the Company in order to register its Class A Units voluntarily pursuant to Section 12(g) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company was not required to file this registration statement pursuant to the Exchange Act. Pursuant to pursuant to Section 12(g)(1) of the Exchange Act, this registration statement became effective on December 22, 2011, such date being 60 days after filing of this registration statement with the Securities and Exchange Commission (the “SEC”).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains certain “forward-looking statements”, which represent our expectations or beliefs concerning future events. Statements containing expressions such as “believes,” “anticipates,” “expects” or other similar words or expressions are intended to identify forward-looking statements. We caution that these and similar statements included in this registration statement are subject to risks, uncertainties, assumptions and changes in circumstances that may cause our actual results to differ significantly from those expressed in any forward-looking statement. Although we believe our expectations are based upon reasonable assumptions within the bounds of our knowledge of our business and operations, we cannot guarantee future results, levels of activity, performance or achievements. The factors that could cause actual results to differ materially from expected results include changes in economic, business, competitive market and regulatory conditions. Important risks and factors that could cause our actual results to differ materially from any forward-looking statements include, but are not limited to:

•	the recent downturn in the U.S. economy, particularly in levels of spending in the Las Vegas hotel, resort and casino industry;

•	reliance on a single location in the Las Vegas and Southern California markets;

•	changes in the competitive environment in our industry, particularly in the Las Vegas market;

•	volatility of and access to capital markets and increases in interest rates;

•	damage to our brand through the use of the “Hard Rock” brand name by entities other than us;

•	hostilities, including future terrorist attacks, or fear of hostilities that affect travel;

•	the seasonal nature of the hotel, resort and casino industry;

•	costs associated with compliance with extensive regulatory requirements;

•	increases in uninsured and underinsured losses;

•	the impact of any material litigation; and

•	the other risks discussed in this registration statement in the section entitled “Risk Factors.”

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. We undertake no obligation to publicly release any revisions to such forward-looking statements to reflect events or circumstances after the date hereof. We undertake no obligation, and are under no duty, to update any of the forward-looking statements to conform these statements to reflect events or circumstances after the date hereof.

Item 1	Business

THE COMPANY

BREF HR, LLC is a Delaware limited liability company that was formed on February 11, 2011. The affairs of the Company are governed by a Limited Liability Company Agreement dated as of March 1, 2011 (the “LLC Agreement”).

The Company was formed by certain affiliates of Brookfield Financial, LLC as to its Series B (“Brookfield Financial”) to acquire the limited liability company interests of HRHH JV Junior Mezz, LLC (“HRHH JV Junior Mezz”) and HRHH Gaming Junior Mezz, LLC (“HRHH Gaming Junior Mezz”), which indirectly own the Hard Rock Hotel & Casino Las Vegas and certain related assets. These assets were acquired pursuant to the assignment from Hard Rock Hotel Holdings, LLC (“HRH Holdings”) in connection with the default by HRH Holdings and its subsidiaries on the real estate financing facility, and the resulting settlement agreement, as described below. Brookfield Financial is managed by Brookfield Real Estate Financial Partners LLC (together with its affiliates, “Brookfield”).

Prior Acquisition of HRH Holdings by Morgans and DLJMBP and entering into the Facility

HRH Holdings was formed by DLJ Merchant Banking Partners (“DLJMBP”) and Morgans Hotel Group Co. (“Morgans” and together with an affiliated entity, the “Morgans Parties”) to acquire Hard Rock Hotel, Inc. (“HRHI”). HRHI was the subsidiary of HRH Holdings that owned the Hard Rock Hotel & Casino Las Vegas during the period from February 2, 2007 to February 28, 2011 prior to the Assignment (as defined below).

On May 11, 2006, Morgans, MHG HR Acquisition Corp., HRHI and Peter A. Morton entered into an Agreement and Plan of Merger pursuant to which Morgans would acquire the Hard Rock Hotel & Casino Las Vegas (the “Acquisition”), which acquisition closed on February 2, 2007. Additionally, Morgans Group LLC, an affiliate of Morgans, entered into purchase and sale agreements with affiliates of Mr. Morton to acquire an approximately 23–acre parcel of land adjacent to the Hard Rock Hotel & Casino Las Vegas.

In connection with the Acquisition, certain of HRH Holdings’ subsidiaries entered into a real estate financing facility (the “Facility”), which was secured by HRH Holdings’ assets. As of March 1, 2011, immediately prior to the Assignment, there was approximately $1.3 billion in outstanding debt, all of which was variable rate debt.

In January 2011, HRH Holdings received a notice of acceleration from its lenders under the Facility, and also from NRFC WA Holdings, LLC (“NRFC”), the second mezzanine lender pursuant to the First Amended and Restated Second Mezzanine Loan Agreement, dated as of December 24, 2009 (the “Second Mezzanine Loan Agreement”), and declaring all unpaid principal and accrued interest immediately due and payable. On February 1, 2011 NRFC commenced an action in the Supreme Court of New York and on February 2, 2011 Brookfield Financial and Vegas HR Private Limited (the “Mortgage Lender”) commenced an action in the Supreme Court of New York. Following filing of such actions, subsidiaries of HRH Holdings, the Mortgage Lender, Brookfield Financial, NRFC, Morgans, certain affiliates of DLJMBP, and certain other related parties entered into a Standstill and Forbearance Agreement, dated as of February 6, 2011. Pursuant to such agreement, among other things, until February 28, 2011, the Mortgage Lender, Brookfield Financial and NRFC agreed not to take any action or assert any right or remedy arising with respect to any of the applicable loan documents or the collateral pledged under such loan documents. In addition, pursuant to the Standstill and Forbearance Agreement, NRFC agreed to withdraw its foreclosure notice, and the parties agreed to jointly request a stay of all action on the pending motions that had been filed by various parties to enjoin such foreclosure proceedings.

The Assignment

On March 1, 2011, HRH Holdings, the Mortgage Lender, Brookfield Financial, NRFC, the Morgans Parties and certain affiliates of DLJMBP, as well as other interested parties entered into the Agreement to Transfer in Lieu of Foreclosure and Settlement Agreement (the “Settlement Agreement”) pursuant to which the membership interests of HRHH JV Junior Mezz and HRHH Gaming Junior Mezz were transferred and assigned to the Company. The description of the Settlement Agreement set forth below discusses all of the terms of the Settlement Agreement that are material to the Company’s ongoing business and operations. The transactions contemplated by the Settlement Agreement are referred to as the “Assignment.”

The Assignment provided for, among other things:

•

the transfer by HRH Holdings to an affiliate of Brookfield Financial of 100% of the indirect equity interests in the Hard Rock Hotel & Casino Las Vegas and other related assets, namely HHRH JV Junior Mezz and HRHH Gaming Junior Mezz;

•

release of the non-recourse carve-out guaranties provided by HRH Holdings with respect to the loans made by the Mortgage Lender, Brookfield Financial and NRFC to the direct and indirect owners of the Hard Rock Hotel & Casino Las Vegas; and

•	termination of the Morgans management agreement.

Corporate Structure

The subsidiaries that served as mortgage borrowers under the Facility were HRHH Hotel/Casino, LLC (“HRHH Hotel/Casino”) (owner of the Hard Rock Hotel & Casino Las Vegas), HRHH Development, LLC (“HRHH Development”) (prior owner of the parcel of land adjacent to the Hard Rock Hotel & Casino Las Vegas), HRHH Cafe, LLC (“HRHH Cafe”, owner of the parcel of land on which the Hard Rock Cafe is situated), HRHH IP, LLC (“HRHH IP”, owner of certain intellectual property used in connection with the Hard Rock Hotel & Casino Las Vegas, among other things) and HRHH Gaming, LLC (“HRHH Gaming”), an entity formed by HRH Holdings for the purpose of holding the gaming licenses and conducting gaming operations at the Hard Rock Hotel & Casino Las Vegas. The gaming operations at the Hard Rock Hotel & Casino Las Vegas are currently being conducted by LVHR Casino, Inc. (“LVHR”), a third party operator. See “—Nevada Gaming Regulation and Licensing” and “—Agreements Governing the Operation of the Hard Rock Hotel & Casino Las Vegas—Management Agreement.”

Amendment to the Facility and Entering into the Second Mortgage

As part of the Assignment, the Company assumed the obligations under the Facility and entered into an amendment thereof (as amended, the “Amended Facility”) pursuant to which the land, building and improvements, equipment, fixtures and all personal properties relating to the Hard Rock Hotel & Casino Las Vegas were pledged as security and collateral. HRHH Hotel/Casino, HRHH Development, HRHH Cafe, HRHH IP and HRHH Gaming continue to serve as mortgage borrowers under the Amended Facility. As of March 1, 2011, approximately $863.0 million of principal amount was outstanding under the Amended Facility. Also on March 1, 2011, HRHH Hotel/Casino, HRHH Development, HRHH Cafe, HRHH IP and HRHH Gaming entered into a second mortgage loan agreement with Brookfield Financial (the “Second Mortgage”) in the amount of $30.0 million pursuant to which certain land, building and improvements, equipment, fixtures and personal properties were pledged as security and collateral. The Second Mortgage is subordinate in right of payment to the Amended Facility.

Regulatory Matters Related to The Assignment

On February 24, 2011, the Nevada Gaming Commission (the “Nevada Commission”) approved the Assignment and granted the Company and certain affiliates of the Company temporary waivers of the mandatory requirements of the Nevada Gaming Control Act and its regulations for licensing, findings of suitability, or registration, attendant to a transfer of interests of the equity securities of a company registered with the Nevada Commission. The temporary waivers of the mandatory requirements of the Nevada Gaming Control Act and its regulations for licensing, findings of suitability or registration, attendant to a transfer of interest of the equity securities of a company registered with the Nevada Commission allowed the Company to consummate the Assignment without completing the normal investigatory process and background checks required for licensing, findings of suitability or registration that are attendant to a transfer of interest of the equity securities of a company registered with the Nevada Commission. The normal investigatory process and background checks associated with licensing, findings of suitability or registration that is attendant to a transfer of interest of the equity securities of a company registered with the Nevada Commission can take at least six months. The Nevada Commission approved the temporary waivers for the period that expired on March 10, 2011, which allowed the Company to acquire the equity securities of HRHH Gaming Junior Mezz, LLC without having to be licensed and to enter into the Casino Lease (as defined herein) with LVHR. Had the Nevada Commission not granted the temporary waivers, the Assignment could not have been consummated in a timely manner.

        On February 24, 2011, the Nevada Commission also approved the applications of LVHR for nonrestricted gaming licenses to operate the gaming operations at the Hard Rock Hotel & Casino Las Vegas. The Nevada Commission also approved the applications of WG-Harmon, LLC (“WG-Harmon”) for a gaming license as the key employee and to receive a percentage of gaming revenue from LVHR in connection with the gaming operations at the Hard Rock Hotel & Casino Las Vegas. The Nevada Commission also registered Warner Gaming, LLC (“Warner Gaming”) to own the equity securities of LVHR and WG-Harmon. On March 2, 2011, HRHH Gaming surrendered to the Nevada State Gaming Control Board (the “Nevada Board”) all of its prior gaming licenses associated with the gaming operations at the Hard Rock Hotel & Casino Las Vegas to satisfy conditions mandated by the Nevada Commission.

In April, 2011, the Company applied to the Nevada Commission, the Nevada Board and the Clark County Liquor and Gaming Licensing Board (the “Clark County Board” and, together with the Nevada Commission and the Nevada Board, collectively, the “Nevada Gaming Authorities”) for all required approvals and licenses to assume the gaming operations at the Hard Rock Hotel & Casino Las Vegas.

On December 22, 2011, we received all approvals, licenses and findings of suitability from the Nevada Commission necessary to serve as the operator of the gaming facilities at the Hard Rock Hotel & Casino Las Vegas and we were approved to acquire and own the equity securities of LVHR, subject to this registration statement becoming effective. Under Section 12(g)(1) of the Exchange Act, this registration statement became effective on December 22, 2011. The Company currently intends that LVHR will become one of our indirect subsidiaries and we will assume operation of the gaming facilities at the Hard Rock Hotel & Casino Las Vegas by the end of the first quarter of 2012. On or about the same date that LVHR becomes one of our subsidiaries and we assume operation of the gaming facilities at the Hard Rock Hotel & Casino Las Vegas, we will restructure and convert LVHR from a Nevada corporation to a Nevada limited liability company to be known temporarily as LVHR Casino, LLC. In addition, one of our other subsidiaries, HRHH Gaming, will be merged with and into LVHR Casino, LLC with LVHR Casino, LLC as the surviving entity. Upon consummation of the conversion of LVHR into LVHR Casino, LLC and subsequent merger transaction: (i) LVHR Casino, LLC will become a mortgage borrower under the Amended Facility and the Second Mortgage; (ii) LVHR Casino, LLC will own all of the assets that are used at the Hard Rock Hotel & Casino Las Vegas gaming operations (which assets LVHR acquired on March 2, 2011); and (iii) the revolving line of credit HRHH Gaming is currently obligated to make available to LVHR will terminate. In connection with the merger transaction, LVHR Casino, LLC’s name will be changed to HRHH Gaming, LLC (“New HRHH Gaming”). At that time the Casino Lease currently entered into between LVHR and HRHH Hotel/Casino will be amended and restated (the “Amended Casino Lease”). The terms of the Amended Casino Lease will reflect a lease agreement between related parties, including, a provision for the payment of nominal rent. Additionally, the Management Agreement (as defined herein) with WG-Harmon will be terminated without payment of any termination fee.

Corporate Structure

As of June 30, 2011(1)

(1)

LVHR is currently the third party operator of all gaming operations at the Hard Rock Hotel & Casino Las Vegas. We do not currently own any interest in LVHR or its affiliated entities, WG-Harmon and Warner Gaming. However, since we believe that we are the primary beneficiary of the gaming operations under current accounting standard ASC 810-10 because we both have the power to direct the activities of the variable interest entity that most significantly impacts the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In April, 2011, the Company applied to the Nevada Gaming Authorities for all required approvals and licenses to assume the gaming operations at the Hard Rock Hotel & Casino Las Vegas. On December 22, 2011, we received all approvals, licenses and findings of suitability from the Nevada Commission necessary to serve as the operator of the gaming facilities at the Hard Rock Hotel & Casino Las Vegas and we were approved to acquire and own the equity securities of LVHR, subject to this registration statement becoming effective. Under Section 12(g)(1) of the Exchange Act, this registration statement became effective on December 22, 2011. The Company currently intends that LVHR will become one of our indirect subsidiaries and we will assume operation of the gaming facilities at the Hard Rock Hotel & Casino Las Vegas by the end of the first quarter of 2012.

See “—Nevada Gaming Regulation and Licensing” and “—Agreements Governing the Operation of the Hard Rock Hotel & Casino Las Vegas—Management Agreement.”
(2)	The Company does not have a board of directors. The Company is managed by BREF HR Management, LLC (“BREF Management”), the sole holder of the Class A Units. Brookfield Financial, the sole holder of the Class B Units, does not participate in the management or control of the business of, and does not have any rights or powers with respect to, the Company except that BREF Management is be permitted to transfer, assign, convey or otherwise dispose of any assets of the Company only with the written consent of Brookfield Financial. In addition, Brookfield Financial may cause BREF Management to resign and forfeit its interest in the Company and admit a new Class A member (subject to the approval of the Nevada Commission). Subject to approval of the Nevada Commission, all distributions of the Company are made to Brookfield Financial.
(3)	Special purpose entities that previously incurred senior, junior and subordinate junior mezzanine debt under the Facility.
(4)	HRHH Development is a mortgage borrower under the Amended Facility, and is the prior owner of the parcel of land adjacent to the Hard Rock Hotel & Casino Las Vegas.
(5)	HRHH Café is a mortgage borrower under the Amended Facility, and is the owner of the parcel of land on which the Hard Rock Cafe is situated.
(6)	HRHH IP is a mortgage borrower under the Amended Facility, and is the owner of certain intellectual property used in connection with the Hard Rock Hotel & Casino Las Vegas, among other things.
(7)	HRHH Hotel/Casino is a mortgage borrower under the Amended Facility, and is the owner of the Hard Rock Hotel & Casino Las Vegas.
(8)	HRHH Gaming is an entity formed by HRH Holdings for the purpose of holding the gaming licenses and conducting gaming operations at the Hard Rock Hotel & Casino Las Vegas. The gaming operations at the Hard Rock Hotel & Casino Las Vegas are currently being conducted by LVHR. The Company currently intends that LVHR will become one of our indirect subsidiaries and we will assume operation of the gaming facilities at the Hard Rock Hotel & Casino Las Vegas by the end of the first quarter of 2012.
(9)	BREF HRHH, LLC is a holding company formed by the Company in connection with the Assignment.
(10)	HRHH Gaming Member, LLC is a holding company that holds an interest in HRHH Gaming.

FORM 10 REGISTRATION

The Company was not required to file this registration statement pursuant to the Exchange Act, the Securities Act of 1933, as amended (the “Securities Act”) or the rules and regulations of the SEC promulgated thereunder.

Prior to obtaining the necessary gaming approvals, we were prohibited from receiving any revenues of the casino at the Hard Rock Hotel & Casino Las Vegas. As such, we entered into a definitive lease agreement with a third party casino operator, LVHR, for all gaming and related activities at the casino. On February 24, 2011, LVHR received licenses from the Nevada Commission to serve as the operator of the gaming facilities at the Hard Rock Hotel & Casino Las Vegas. In addition, WG-Harmon received a license from the Nevada Commission as a key employee and to receive a percentage of gaming revenue from LVHR in connection with the gaming operations at the Hard Rock Hotel & Casino Las Vegas. WG-Harmon and Warner Gaming are currently affiliates of LVHR. In April, 2011, the Company applied to the Nevada Gaming Authorities for all required approvals and licenses to assume the gaming operations at the Hard Rock Hotel & Casino Las Vegas.

On December 22, 2011, we received all approvals, licenses and findings of suitability from the Nevada Commission necessary to serve as the operator of the gaming facilities at the Hard Rock Hotel & Casino Las Vegas and we were approved to acquire and own the equity securities of LVHR, subject to this registration statement becoming effective. Under Section 12(g)(1) of the Exchange Act, this registration statement became effective on December 22, 2011 and the Company became a “publicly traded corporation” on such date. The Company currently intends that LVHR will become one of our subsidiaries and we will assume operation of the gaming facilities at the Hard Rock Hotel & Casino Las Vegas by the end of the first quarter of 2012. On or about the same date that LVHR becomes one of our subsidiaries and we assume operation of the gaming facilities at the Hard Rock Hotel & Casino Las Vegas, we will restructure and convert LVHR from a Nevada corporation to a Nevada limited liability company to be known temporarily as LVHR Casino, LLC. In addition, one of our other subsidiaries, HRHH Gaming, will be merged with and into LVHR Casino, LLC with LVHR Casino, LLC as the surviving entity. Upon consummation of the conversion of LVHR into LVHR Casino, LLC and subsequent merger transaction: (i) LVHR Casino, LLC will become a mortgage borrower under the Amended Facility and the Second Mortgage; (ii) LVHR Casino, LLC will own all of the assets that are used at the Hard Rock Hotel & Casino Las Vegas gaming operations, (which assets LVHR acquired on March 2, 2011); and (iii) the revolving line of credit HRHH Gaming is currently obligated to make available to LVHR will terminate. In connection with the merger transaction, LVHR Casino, LLC’s name will be changed to HRHH Gaming, LLC. At that time the Casino Lease currently entered into between LVHR and HRHH Hotel/Casino will be amended and restated into the Amended Casino Lease. The terms of the Amended Casino Lease will reflect a lease agreement between related parties, including, a provision for the payment of nominal rent. Additionally, the Management Agreement with WG-Harmon will be terminated without payment of any termination fee.

        The Class A Units are now registered under Section 12(g) of the Exchange Act. Because the Class A Units are registered under the Exchange Act, the Company is currently a “publicly traded corporation” under the gaming laws of the State of Nevada. Any beneficial owner of the Company’s voting securities or other equity securities may be required to file an application, be investigated and have such holder’s suitability as a beneficial owner of the Company’s voting securities or other equity securities determined if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. However, as the Company is a “publicly traded corporation,” the Nevada Commission only required that certain beneficial owners of the Class A Units be found suitable, and, since the holders of Class B Units have no voting control, The Nevada Commission did not require that the holders of Class B Units be subject to licensure or registration under the gaming laws of the State of Nevada. It is customary practice of Clark County to defer to Nevada Gaming Authorities with respect to the background and suitability investigation of applications of the nature filed by the Company. The Nevada Commission and Clark County required only Andrea S. Balkan, Barry S. Blattman, Theresa A. Hoyt and William M. Powell and, the members and managers of BREF Management, to be found suitable in connection with the Assignment. Holders of Class B Units will, however, remain subject to the discretionary authority of the Nevada Gaming Authorities and Clark County and may be required to file an application and have their suitability determined. See “—Nevada Gaming Regulation and Licensing.”

The Company will be required to file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports, statements or other information filed by the Company at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Company’s filings are also available to the public from commercial document retrieval services and at the world wide web site maintained by the SEC at http://www.sec.gov.

OVERVIEW OF HARD ROCK HOTEL & CASINO LAS VEGAS

We own and operate the Hard Rock Hotel & Casino Las Vegas, which we believe is a premier destination entertainment resort with a rock music theme. Commencing operations in 1995, the Hard Rock Hotel & Casino Las Vegas is modeled after the highly successful Hard Rock Cafe restaurant chain and is decorated with an extensive collection of rare rock and roll memorabilia. The original Hard Rock Cafe was co-founded in 1971 by Peter Morton, and the “Hard Rock” name has grown to become widely recognized throughout the world. The Hard Rock Hotel & Casino Las Vegas received numerous acclamations in 2010, including being named “One of America’s Sexiest Hotels” by Trip Advisor, and The Joint (the Hard Rock Hotel & Casino Las Vegas’ live music concert hall) being named the “Best New Major Concert Venue” by Pollstar Magazine. The property continues to retain a strong following among its target customer base, now ranging generally between the ages of 25 and 54, who seek a vibrant, energetic entertainment and gaming experience with the services and amenities associated with a boutique luxury resort hotel.

In 2009, the majority of a large-scale expansion project was completed at the Hard Rock Hotel & Casino Las Vegas. The expansion included the addition of approximately 865 guest rooms and suites, approximately 490 of which are in the Paradise Tower that opened in July 2009 and the remaining approximately 375 of which are in the all-suite HRH Tower that opened in late December 2009. As part of the expansion project, in April 2009, approximately 74,000 square feet of additional meeting and convention space, several new food and beverage outlets and a new and larger live concert venue, The Joint, was opened. In December 2009, approximately 30,000 square feet of new casino space, a new spa, salon and fitness center, named Reliquary and a new nightclub, named Vanity was opened at the Hard Rock Hotel & Casino Las Vegas. The expansion project also included upgrades to existing suites, restaurants and bars, retail shops and common areas, each of which were completed in 2008. This expansion focused on retaining the heart and soul that we believe has made the Hard Rock Hotel & Casino Las Vegas the icon that it is today, and preserving an intimate and exclusive environment with unique advantages such as a world-class pool and a comfortable boutique feel. In March 2010, an expanded hotel pool, outdoor gaming and additional food and beverage outlets were opened, which completed the remaining portions of the expansion project as scheduled and within the parameters of the original budget.

The Hard Rock Hotel & Casino Las Vegas currently consists of:

•

three hotel towers with approximately 1,500 stylishly furnished hotel rooms averaging approximately 500 square feet in size (including 450 suites, nine penthouses, 10 pool villas and eight multi-level spa villas);

•

an approximately 60,000 square-foot uniquely styled casino with approximately 599 slot machines, approximately 80 table games and five poker tables for Las Vegas locals, as well as tourists, where rock music is played continuously to provide the casino with an energetic and entertaining, club-like atmosphere;

•	an approximately 3,000 square-foot high-end Lounge with a connected bar;

•	an approximately 3,600 square-foot retail store, a jewelry store and a lingerie store;

•	an approximately 15,400 square-foot night club, called “Vanity,” with a capacity of 1,400 persons;

•	approximately 80,000 square feet of banquet and meeting facilities;

•	a live music concert hall, called “The Joint,” with a capacity of 4,100 persons;

•	a beach club encompassing nearly 5 acres, including “The Beach Club” and “Rehab pool”;

•	seven high quality restaurants at multiple price points (Nobu Las Vegas, LTO, 35 Steaks and Martinis, Pink Taco, Johnny Smalls, Espumoso Caffe and Mr. Lucky’s) and a Starbucks;

•	nine cocktail lounges, including two circular lounges, called “Luxe Bar” and “Center Bar,” that are surrounded by the gaming floor; and

•	an approximately 21,000 square-foot spa, salon and fitness center, called “Reliquary,” and an approximately 8,000 square-foot health club, called “The Rock Fitness Center.”

BUSINESS STRATEGY

We aim to uniquely position the Hard Rock Hotel & Casino Las Vegas within the Las Vegas hotel, resort and casino industry. Our primary business and marketing strategies center on creating a vibrant and energetic entertainment and gaming environment that appeals to a customer base of youthful and “hip” individuals. We leverage certain of our strengths, including a theme consistent with the “Hard Rock” brand and our vibrant atmosphere and personalized service, to differentiate the Hard Rock Hotel & Casino Las Vegas from the substantially larger “mega resorts” approximately one mile west on the Las Vegas Strip. Key elements of our business strategy include the following.

Target Clientele

We believe that we have successfully differentiated the Hard Rock Hotel & Casino Las Vegas in the Las Vegas market by targeting a predominantly youthful and “hip” customer base that consists primarily of rock music fans and youthful individuals, as well as actors, musicians and other members of the entertainment industry. To attract this target audience, we promote the Hard Rock Hotel & Casino Las Vegas as “the place to be” in Las Vegas. The “Hard Rock Hotel” and “Hard Rock Casino” trademarks, along with an extensive network of contacts in the music and entertainment industry, have helped to attract a number of famous actors, musicians and celebrities to the Hard Rock Hotel & Casino Las Vegas. We believe this customer base is comprised of demographic groups that remain underserved by competing facilities despite recent competition from other properties in Las Vegas.

Entertainment

We believe that our live music venue The Joint’s concerts and the Hard Rock Hotel & Casino Las Vegas’ special events generate significant worldwide publicity and reinforce the Hard Rock Hotel & Casino Las Vegas’ marquee image and unique position in the Las Vegas marketplace and provide an added source of visitors for the hotel, casino, retail and food and beverage operations.

Gaming Mix Targeted To Customer Base

Our casino houses approximately 599 slot machines, 80 table games, five poker tables and up to an approximately 5,836 square-foot race and sports book. Our target gaming customer has a higher propensity to play table games and we strive to create a fun and enthusiastic gaming environment through the use of music themed gaming chips and playing surfaces and by promoting interaction between table game dealers and customers. The casino also features the latest slot machines, some of which reflect the Hard Rock Hotel & Casino Las Vegas’ rock music theme, as well as more traditional machines.

Significant Revenues From Non-Gaming Operations

We derive significant revenues from non-gaming operations. Our hotel, beach clubs, retail, food and beverage, and other operations allow us to market the Hard Rock Hotel & Casino Las Vegas as a full-service destination. Our diversified revenue base should allow us to be less dependent on the casino as a source of revenues and profits once we have assumed the operation of the gaming facility at the Hard Rock Hotel & Casino Las Vegas. We believe this diversified revenue base may result in less volatility in our earnings.

Emphasis on Customer Service

We believe that one of the cornerstones of our business strategy is providing our customers with a high level of personal service. Our employees are trained to interact with guests and continually strive to instill in our employees a dedication to superior service designed to exceed guests’ expectations. We regularly gather and respond to feedback regarding customer satisfaction.

LOCATION

The Hard Rock Hotel & Casino Las Vegas occupies what we believe is one of the most highly visible and easily accessible sites in Las Vegas. The Hard Rock Hotel & Casino Las Vegas is located on approximately 30 acres of land near the intersection of Paradise Road and Harmon Avenue, approximately two miles from McCarran International Airport and approximately one mile east of the Las Vegas Strip, the main tourist area in Las Vegas. We believe the Hard Rock Hotel & Casino Las Vegas represents an attractive alternative for tourists, business travelers and locals who wish to maintain close and easy access to the Las Vegas Strip, while avoiding its crowds and congestion. We believe the Hard Rock Hotel & Casino Las Vegas’ location is particularly attractive due to its proximity to:

•	a high concentration of popular Las Vegas restaurants and nightclubs;

•	the Las Vegas Convention Center;

•	the Thomas & Mack Center at the University of Nevada Las Vegas, Las Vegas’ primary sporting and special events arena; and

•	a number of non-gaming hotels, which have an aggregate of more than 1,000 guest rooms.

THE HARD ROCK HOTEL & CASINO LAS VEGAS

The Hard Rock Hotel & Casino Las Vegas currently consists of the hotel, casino, retail stores, Vanity, banquet and meeting facilities, The Joint, The Beach Club, Rehab pool, seven restaurants, nine cocktail lounges, Reliquary Spa, The Rock Fitness Center and a Starbucks.

The Hotel

The Hard Rock Hotel & Casino Las Vegas’ three towers consist of approximately 1,500 hotel rooms, 450 or approximately 30% of which are suites, including nine penthouses, 10 pool villas and eight multi-level spa villas. The hotel rooms average approximately 500 square feet, which is larger than the average Las Vegas hotel room. Consistent with the Hard Rock Hotel & Casino Las Vegas’ distinctive decor, the hotel rooms are stylishly furnished, with oversized bathrooms, pedestal beds with leather headboards and photos of famous rock musicians. The rooms also include special amenities such as large 40-plus inch flat screen televisions with high speed internet access, stereo systems and, in certain cases, French doors that open to the outdoors and/or personal iPod compatible sound systems. A full-service concierge and 24-hour room service are available to all guests of the hotel.

The following table illustrates certain historical information relating to our hotel for the nine months ended September 30, 2011 and years ended December 31, 2010, 2009 and 2008:

	Year Ended
	Nine Months Ended September 30, 2011	December 31, 2010	December 31 2009	December 31, 2008
Average number of hotel rooms	1,505	1,492	742	612
Average occupancy rate (1)	81.8%	78.3%	88.2%	91.7%
Average daily rate (1)	$135	$128	$135	$190
Revenues per available room (2)	$112	$102	$121	$174

(1)

The Company calculates (a) average daily rate by dividing total daily lodging revenue by total daily rooms rented and (b) average occupancy rate by dividing total rooms occupied by total number of rooms available. The Company accounts for lodging revenue on a daily basis. As is customary for companies in the gaming industry, average occupancy rate and average daily rate include rooms provided on a complimentary basis. Rooms provided on a complimentary basis include rooms provided free of charge or at a discount to the rate normally charged to customers as an incentive to use the casino. Complimentary rooms reduces average daily rate for a given period to the extent the provision of such rooms reduces the amount of revenue the Company would otherwise receive. The Company does not separately account for the number of occupied rooms that are provided on a complimentary basis, and obtaining such information would require unreasonable effort and expense within the meaning of Rule 12b-21 under the Exchange Act.
(2)	The Company calculates revenues per available room by dividing total lodging revenue by total rooms available for rent.

The Casino

Gaming operations at the Hard Rock Hotel & Casino Las Vegas are currently operated by LVHR pursuant to the Casino Lease dated as of March 1, 2011 between LVHR, as Tenant, and HRHH Hotel/Casino, as Landlord. Pursuant to the Management Agreement (Gaming Operations) dated as of March 1, 2011 between LVHR and WG-Harmon (the “Management Agreement”), WG-Harmon will manage the gaming operations at the Hard Rock Hotel & Casino Las Vegas for LVHR. In April, 2011, the Company applied to the Nevada Gaming Authorities for all required approvals and licenses to assume the gaming operations at the Hard Rock Hotel & Casino Las Vegas. On December 22, 2011, we received all approvals, licenses and findings of suitability from the Nevada Commission necessary to serve as the operator of the gaming facilities at the Hard Rock Hotel & Casino Las Vegas and we were approved to acquire and own the equity securities of LVHR, subject to this registration statement becoming effective. See “—Nevada Gaming Regulation and Licensing” and “—Agreements Governing the Operation of the Hard Rock Hotel & Casino Las Vegas—Management Agreement.”

We believe that the innovative, distinctive style of the 60,000 square-foot casino at the Hard Rock Hotel & Casino Las Vegas is a major attraction for both Las Vegas visitors and local residents. The casino is designed with an innovative layout around two lounges, Luxe Bar and Center Bar, which allows the casino’s patrons to see and be seen from nearly every area of the casino. Rock music is played continuously to provide the casino with an energetic and entertaining club-like atmosphere. In addition, the casino promotes a friendly, intimate atmosphere by encouraging its employees to smile at and interact with casino players. Dealers, for example, are encouraged to “High Five” winning players.

The casino houses approximately 80 table games including 57 Blackjack tables, seven Craps tables, six Roulette tables, two Mini-Baccarat tables, two Three Card Poker tables, one Let-it-Ride table, one Ultimate Texas Holdem table, two Switch Blackjack tables, two Pai Gow Poker tables, 599 slot machines, five poker tables, and a new, state of the art up to 5,836 square-foot race and sports book that opened February 3 of this year. The race and sports book is operated by Cantor G&W (Nevada), L.P. (“Cantor Gaming”) under a lease arrangement. Some of the casino’s gaming chips are themed to coincide with current concerts and the casino also offers patrons other attractions, such as cutting edge slot technology, proprietary slot graphics and distinctive slot signage.

Retail

The Hard Rock Hotel & Casino Las Vegas’ retail operations consist of a 3,600 square-foot retail shop. Visitors may purchase clothing and other accessories, including merchandise displaying the popular “Hard Rock Hotel” and “HRH” logos, from the retail shop and from a sundry store located in the Hard Rock Hotel & Casino Las Vegas. Our retail operations offer a convenient and inexpensive outlet to market and advertise the “Hard Rock Hotel” trademark and attract other Las Vegas visitors to the Hard Rock Hotel & Casino Las Vegas. Our in-house design team is responsible for maintaining the consistency of the Hard Rock Hotel & Casino Las Vegas’ image while creating new merchandise to expand and diversify the retail selection.

Vanity

On December 31, 2009, the Company opened a new 15,400 square-foot night club, Vanity. The venue features two marble bars, a sunken dance floor, 50 intimate VIP booths, an outdoor terrace, including five cabanas, and a women’s lounge.

Banquet and Meeting Facilities

Our 80,000 square-foot conference center and entertainment areas have capacity to accommodate groups of up to 3,000 persons. The banquet facility is located adjacent to The Joint and can accommodate one large event/group or has the capability of being separated into smaller convention spaces.

The Joint

The Joint is a live music venue with a capacity of 4,100 that draws audiences from Las Vegas visitors and local residents. In 2009, the original 2,000-person capacity Joint was closed and a new $60.0 million The Joint with over double the capacity was opened. In addition to increased capacity, The Joint includes enhanced production capabilities and a high-end VIP level.

Rehab Pool

The Rehab pool features a 300-foot long, sand bottomed pool with a water slide, a water fall, a running stream and underwater rock music. The Rehab pool also features beaches with white sand imported from Monterey, California, rock outcroppings and whirlpools. In addition, the Rehab pool features swim-up blackjack, a bar and grill, 42 Tahitian-style private cabanas, and a removable dance floor that extends from one of the beach areas, providing the perfect party space amid thousands of tons of imported sand. The private cabanas include water misters, a refrigerator, a safe, a television and (for an additional fee) an on-site massage service.

The Beach Club

As part of the expansion project, The Beach Club (formerly known as the “HRH Beach Club”) was opened that nearly doubles the pool vicinity to encompass five acres. The Beach Club features an expansive pool area, sandy beach, 17 daybeds and 24 luxury cabanas, a unique island pool, a Bar & Grill, eight luxurious Spa Villas, swim-up blackjack and a gaming lounge.

Food and Beverage

The Hard Rock Hotel & Casino Las Vegas offers its patrons a selection of high-quality food and beverages at multiple price points. The Hard Rock Hotel & Casino Las Vegas’ food and beverage operations include seven restaurants (LTO, 35 Steaks and Martinis, Johnny Smalls, Pink Taco, Mr. Lucky’s, Espumoso Caffe and Nobu Las Vegas), nine bars (Luxe Bar, Lobby Lounge Bar, Midway Bar, Sports Deluxe, Juice Bar, The Bar, The Lounge and Center Bar), four bars in The Joint, a bar at the Rehab pool, a bar at The Beach Club and catering service for corporate events, conventions, banquets and parties. 35 Steaks and Martinis, with seating capacity of approximately 167 persons, is a unique marriage of traditional steakhouse cuisine and libations, complemented with clean, classic yet cutting edge design. Pink Taco, with seating capacity of approximately 214 persons, is a stylish, authentic Mexican eatery with seasonal outside dining. Mr. Lucky’s, a 24-hour restaurant with seating capacity for approximately 200 persons, specializes in high-quality, moderately priced American cuisine. Nobu Las Vegas, with seating capacity of approximately 300 persons, is an upscale Japanese restaurant created by renowned chef Nobu Matsuhisa and serves traditional Japanese cuisine infused with South American and Western flavors. Nobu Las Vegas is owned and operated independently of the Hard Rock Hotel & Casino Las Vegas. LTO, with a seating capacity of approximately 120 persons, is a casual eatery that features Italian dishes, such as pizza, sandwiches and pasta. Johnny Smalls, with a seating capacity of 132, offers small plates and big fun with a menu of more than 50 shareable dishes encompassing Spanish tapas, Italian antipasti, Mediterranean mezze, Mexican antojitos, classic American starters and zesty original skewers. Espumoso Caffe, a Latin-infused coffee house, with a seating capacity of approximately 20, that offers a diverse array of organic coffees, loose leaf teas, house made panini’s, empanadas, Italian gelato, freshly-blended smoothies and European pastries.

Reliquary

Our new spa, salon and fitness center, which opened in late December 2009, features a 1,500 square-foot Roman bath, 21 treatment rooms, including couples facilities and hydro therapy rooms, a fitness room with CYBEX machines and a Spa Bar.

The Rock Fitness Center

Our health club facility features amenities such as treadmills, stair-masters, stationary bicycles, CYBEX machines and a variety of free weights.

Banquets and Corporate Events

The Hard Rock Hotel & Casino Las Vegas hosts a number of corporate events, conventions, banquets and private parties for up to 3,000 persons. Depending upon the size of the event, customers can choose to host their corporate functions, conventions and banquets indoors at The Joint or Ballrooms, or outdoors, around one of our four swimming pools and beach clubs.

MARKETING

Our marketing efforts are targeted at both the visitor market (tourists and business travelers) as well as local patrons. Our marketing department uses both traditional and innovative marketing strategies to promote the “Hard Rock Hotel” and “Hard Rock Casino” trademarks. We employ targeted marketing programs through the use of the proprietary database acquired in February 2007. The Hard Rock Hotel & Casino Las Vegas is aggressively marketed not only through domestic and international public relations activities, direct mail, online, print, outdoor and broadcast advertising, but also through special arrangements with various members of the entertainment industry. The Hard Rock Hotel & Casino Las Vegas hosts many well-publicized and televised events such as The Real World Las Vegas.

The casino marketing also maintains the Rockstar Player’s Club program for casino guests. The Rockstar Player’s Club loyalty program utilizes a casino player tracking card. The program, which is available to all casino visitors, tracks each patron’s gaming record, and based upon the level of gaming activity, members may become eligible for discounted or complimentary services, invitations to special events and merchandise at the Hard Rock Hotel & Casino Las Vegas.

We target local residents through direct mail advertising as well as through hosting special events and parties specifically geared to the local population. In addition, we believe the recent property developments and enhancements to the off-Las Vegas Strip location help attract local residents to the Hard Rock Hotel & Casino Las Vegas.

TRADEMARKS

“Hard Rock Hotel” and “Hard Rock Casino” are registered trademarks owned by Hard Rock Cafe International (USA), Inc. (“HRCI”), which we understand is controlled by the Seminole Tribe of Florida. We are successors in interest to a license agreement obtained from HRCI’s predecessors (the “Hard Rock License”) that, in substance, grants us the exclusive, royalty-free and perpetual right to use and exploit these trademarks in connection with hotel/casino operations or casino operations in certain geographic areas, defined in the Hard Rock License as the “Morton Territories.” The Morton Territories include the State of Illinois and all states and possessions of the United States that are located west of the Mississippi River, including the entire state of Louisiana, but excluding Texas, except for the Greater Houston Area. The Morton Territories also include the nations of Australia, Brazil, Israel and Venezuela, and the Greater Vancouver Area, British Columbia, Canada. In addition, under the Hard Rock License we have the right to sell licensed merchandise bearing the geographic location where it is sold in stores located in or contiguous to a Hard Rock Hotel/Casino or a Hard Rock Casino.

Our subsidiary HRHH IP is currently one of a number of defendants (“Defendants”) in an action commenced by HRCI on September 21, 2010 in the United States District Court for the Southern District of New York, captioned Hard Rock Café International (USA), Inc. v. Hard Rock Hotel Holdings, LLC, et al. (the “Hard Rock IP Action”). HRCI filed an amended complaint in the Hard Rock IP Action on November 23, 2010. HRCI claims that Defendants owe it damages and profits, and seeks an injunction prohibiting further use of various HRCI trademarks as well as termination of the Hard Rock License. The gravamen of the Hard Rock IP Action is that Defendants allegedly have engaged in various conduct that infringes and dilutes HRCI’s trademarks and/or violates the Hard Rock License. The amended complaint purports to state claims for breach of contract, federal trademark dilution, federal trademark infringement, unfair competition, New York trademark dilution, common law trademark infringement and common law unfair competition. See “Risk Factors—Risks Related to Our Business—Litigation relating to our use of the “Hard Rock” trademarks could have a material effect on our business and results of operations.” and “Legal Proceedings.” The Hard Rock IP Action presently is in settlement discussions and a court-supervised process of mediation. A negative outcome in the Hard Rock IP Action could have a material effect on our business and results of operations, potentially including an award of monetary damages and/or the termination of the Hard Rock License and with it our right to utilize any “Hard Rock” trademarks.

On November 11, 2008, HRH Holdings executed a license agreement with Cherokee Nation Enterprises, LLC (“CNE”), an entity indirectly wholly owned by the Cherokee Nation. Pursuant to the license agreement, we have agreed to sublicense certain intellectual property, including the “Hard Rock Hotel” and “Hard Rock Casino” trademarks, to CNE in connection with a hotel and a casino that CNE opened in Catoosa, Oklahoma. Under the terms of the license agreement, CNE has agreed to pay us a certain percentage of its annual gross revenues based on the performance of its Hard Rock Hotel/Casino as well as certain other license fees. On February 17, 2009, HRH Holdings received notice from the National Indian Gaming Commission (the “NIGC”) that the CNE license agreement (i) is not a management agreement requiring the NIGC Chairman’s approval under the Indian Gaming Regulatory Act, and (ii) does not provide us or any other party with an impermissible proprietary interest in Indian gaming. The CNE license agreement became effective upon receipt of this NIGC notice.

On October 13, 2009, HRH Holdings executed a license agreement with the Pueblo of Isleta (“Isleta”). Pursuant to the Isleta license agreement, the Company sublicenses certain intellectual property, including the “Hard Rock Hotel” and “Hard Rock Casino” trademarks, to Isleta in connection with a hotel and a casino that Isleta opened in Albuquerque, New Mexico. Under the terms of the Isleta license agreement, Isleta has agreed to pay us a certain percentage of its annual gross revenues based on the performance of its Hard Rock Hotel/Casino as well as certain other license fees. Similar to the CNE license agreement, the effectiveness of the Isleta license agreement was conditioned upon receipt of confirmation from the NIGC that the Isleta license agreement does not require its approval. On December 9, 2009, HRH Holdings received notice from the NIGC that the Isleta license agreement does not constitute a management contract and does not need to be approved by the NIGC Chairman. The Isleta license agreement became effective upon receipt of this NIGC notice.

The Company currently expects to enter into additional sublicenses with parties located in California and elsewhere on certain Native American owned lands, pursuant to the right provided by the Hard Rock Licenses. However, no definitive agreements have been entered into as of the date hereof.

LAS VEGAS MARKET

During 2010, according to the Las Vegas Convention and Visitors Authority (the “LVCVA”), gaming revenues in Clark County increased 0.8% to approximately $8.9 billion from $8.8 billion in 2009. In addition, according to the LVCVA:

•	the number of visitors traveling to Las Vegas was approximately 37.3 million in 2010, representing a compound annual growth rate of approximately 3.2% since 1989’s 18.1 million visitors;

•	the aggregate expenditures by Las Vegas visitors was $35.2 billion in 2009 and $10.0 billion in 1988, representing a compound annual growth rate of 5.6%; and

•	the number of hotel and motel rooms in Las Vegas was 67,391 in 1989 and 148,935 in 2010, representing a compound annual growth rate of approximately 3.8%.

The Las Vegas market has been adversely affected by weakness in the United States economy. This economic trend negatively impacted our operating results for the year ended December 31, 2010, as we experienced lower visitation at our property and strategically lowered room prices to maximize occupancy levels. We expect the trend to continue for some portion, if not all, of 2011 and that it could adversely affect our revenue in future periods.

The following table sets forth certain statistical information for the Las Vegas market for the years 2006 through 2010, as reported by the LVCVA.

LAS VEGAS MARKET STATISTICS

	Jan 1 to Sept 30, 2011	2010	2009	2008	2007	2006
Visitor Volume (in thousands)	29,523	37,335	36,351	37,482	39,197	38,915
Clark County Gaming Revenues (in millions)	$6,872	$8,908	$8,838	$9,797	$10,868	$10,643
Hotel/Motel Rooms	150,425	148,935	148,941	140,529	132,947	132,605
Airport Passenger Traffic (in thousands)	31,212	39,757	40,469	44,075	47,728	46,193
Convention Attendance (in thousands)	3,875	4,473	4,492	5,900	6,209	6,308

COMPETITION

The hotel and casino industry in general, and the markets in which we compete in particular, are highly competitive. The Hard Rock Hotel & Casino Las Vegas, located less than one mile east of the Las Vegas Strip, competes with other high-quality Las Vegas resorts and other Las Vegas hotel casinos, including those located on the Las Vegas Strip, on the basis of overall atmosphere, range of amenities, price, location, entertainment offered, theme and size. Many of these Las Vegas resorts seek to attract customers to their properties by not only offering casino gaming, but also by providing hotel accommodations, food and beverage outlets, retail stores and other related amenities. To the extent that the Hard Rock Hotel & Casino Las Vegas seeks to enhance its revenue base by offering its own various resort amenities, it competes with the service offerings provided by these Las Vegas resorts. Some of these hotel casinos are operated by companies that have more than one operating facility and may have greater name recognition and financial and marketing resources than we do and market to the same target demographic group. There can be no assurance the Las Vegas market will show future growth or hotel casinos will continue to be popular. In the event we lose market share due to competition or there is a continued decline or sustained leveling off of the growth or popularity of gaming facilities generally, this would adversely affect our financial condition and results of operations.

We face additional competition from HRCI, which pursuant to the Hard Rock License may open competing “Hard Rock” hotels in jurisdictions other than Nevada and may open “Hard Rock” hotel/casinos in jurisdictions other than the Morton Territories. For example, HRCI uses or licenses the use of the “Hard Rock” name in connection with its Seminole Hard Rock Hotels in Hollywood and Tampa, Florida and a number of other Hard Rock Hotels or Hotel-Casinos. There can be no assurance that our business and results of operations will not be adversely affected by the management or the enforcement of the “Hard Rock” brand name by parties outside of our control.

The Hard Rock Hotel & Casino Las Vegas also competes with hotel casinos in the Mesquite, Laughlin, Reno and Lake Tahoe areas of Nevada, and in a growing number of other jurisdictions in which gaming is now permitted. The Hard Rock Hotel & Casino Las Vegas also competes with state-sponsored lotteries, on- and off-track wagering, card parlors, riverboat and Native American gaming ventures, and other forms of legalized gaming in the United States, as well as with gaming on cruise ships, Internet gaming ventures and international gaming operations. In 1998, California enacted The Tribal Government Gaming and Economic Self-Sufficiency Act (the “Tribal Act”). The Tribal Act provides a mechanism for federally recognized Native American tribes to conduct certain types of gaming on their land. The California electorate approved Proposition 1A on March 7, 2000. Proposition 1A gives all California Indian tribes the right to operate a limited number of certain kinds of gaming machines and other forms of casino wagering on California Indian reservations. In February 2008, additional propositions were approved in California permitting certain Indian tribes to increase the number of slot machines on their properties. Continued proliferation of gaming activities permitted by Proposition 1A may materially negatively affect Nevada gaming markets and our financial position and results of operations. We are currently unable, however, to assess the magnitude of the specific impact on us. See “Risk Factors—Risks Related to Our Business—We face intense local competition which could impact our operations and adversely affect our business and results of operations.”

EMPLOYEES

As of September 30, 2011, we had 1,419 full-time employees and 770 on-call and seasonal employees who are employed on an as-needed basis. Except as set out below, none of our employees are represented by unions. On November 6, 2009 the National Labor Relations Board conducted an election to determine whether approximately 35 valet employees wished to be represented by the Teamsters Union. Although the National Labor Relations Board initially ruled that a majority of the voters chose the union, the Company has filed a legal challenge to the conduct of the election and therefore the election result is not final. We have been approached by other unions on various occasions and cannot be certain that one or more unions will not approach our employees. We consider our relations with our employees to be good and have never experienced an organized work stoppage, strike or labor dispute.

NEVADA GAMING REGULATION AND LICENSING

Introduction

The gaming industry is highly regulated. Gaming registrations, licenses and approvals, once obtained, can be suspended or revoked for a variety of reasons. We cannot be certain that we will obtain all required, registrations, licenses and approvals on a timely basis or at all, or that, once obtained, the registrations, findings of suitability, licenses and approvals will not be suspended, conditioned, limited or revoked. The ownership and operation of casino gaming facilities in the State of Nevada are subject to the Nevada Gaming Control Act and the regulations made under such Act, as well as to various local ordinances (the “Nevada Gaming Control Act”). The Hard Rock Hotel & Casino Las Vegas is subject to the licensing and regulatory control of the Nevada Gaming Authorities.

Owner and Operator Licensing Requirements

We have applied for approvals and the required licenses from the Nevada Gaming Authorities to acquire and own the equity securities of LVHR, and received such approvals, licenses and findings of suitability on December 22, 2011. LVHR currently holds all of the licenses necessary to operate the gaming-related activities at the Hard Rock Hotel & Casino Las Vegas as a nonrestricted licensee, which we may refer to herein as a company licensee. Following such approval, LVHR must continue to pay periodic fees and taxes. The gaming licenses are not transferable. The Company currently intends that LVHR will become one of our indirect subsidiaries and we will assume operation of the gaming facilities at the Hard Rock Hotel & Casino Las Vegas by the end of the first quarter of 2012, as described below.

Company Registration Requirements

In connection with our obtaining approvals and licenses to acquire and own the equity securities of LVHR, our Class A members were required to apply to, and be found suitable by, the Nevada Commission to own our voting securities, and we are required to be registered by the Nevada Commission as a “publicly traded corporation,” which we refer to herein as a registered company, for the purposes of the Nevada Gaming Control Act. The Company and its subsidiaries in the line of ownership of LVHR were also required to apply to, and be found suitable by the Nevada Commission to own the equity interests of their respective subsidiaries and to be registered by the Nevada Commission as intermediary companies. In April, 2011, the Company applied to the Nevada Gaming Authorities for all required approvals and licenses to assume the gaming operations at the Hard Rock Hotel & Casino Las Vegas.

        On December 22, 2011, we received all approvals, licenses and findings of suitability from the Nevada Commission necessary to serve as the operator of the gaming facilities at the Hard Rock Hotel & Casino Las Vegas and we were approved to acquire and own the equity securities of LVHR, subject to this registration statement becoming effective. Under Section 12(g)(1) of the Exchange Act, this registration statement became effective on December 22, 2011 and the Company became a “publicly traded corporation” on such date. The Company currently intends that LVHR will become one of our indirect subsidiaries and we will assume operation of the gaming facilities at the Hard Rock Hotel & Casino Las Vegas by the end of the first quarter of 2012. On or about the same date that LVHR becomes one of our subsidiaries and we assume operation of the gaming facilities at the Hard Rock Hotel & Casino Las Vegas, we will restructure and convert LVHR from a Nevada corporation to a Nevada limited liability company to be known temporarily as LVHR Casino, LLC. In addition, one of our other subsidiaries, HRHH Gaming, will be merged with and into LVHR Casino, LLC with LVHR Casino, LLC as the surviving entity. Upon consummation of the conversion of LVHR into LVHR Casino, LLC and subsequent merger transaction: (i) LVHR Casino, LLC will become a mortgage borrower under the Amended Facility and the Second Mortgage; (ii) LVHR Casino, LLC will own all of the assets that are used at the Hard Rock Hotel & Casino Las Vegas gaming operations, (which assets LVHR acquired on March 2, 2011); and (iii) the revolving line of credit HRHH Gaming is currently obligated to make available to LVHR will terminate. In connection with the merger transaction, LVHR Casino, LLC’s name will be changed to HRHH Gaming, LLC. At that time the Casino Lease currently entered into between LVHR and HRHH Hotel/Casino will be amended and restated into the Amended Casino Lease. The terms of the Amended Casino Lease will reflect a lease agreement between related parties, including, a provision for the payment of nominal rent. Additionally, the Management Agreement with WG-Harmon will be terminated without payment of any termination fee.

As a consequence of its registration with the Nevada Commission, the Company will be required to submit detailed financial and operating reports to the Nevada Commission and provide any other information that the Nevada Commission may require. Substantially all of our material loans, leases, sales of securities and similar financing transactions must be reported to, or approved by, the Nevada Commission.

Individual Licensing Requirements

No person may become a stockholder of, or receive any percentage of the profits of, a registered intermediary company or company licensee without first obtaining licenses and approvals from the Nevada Gaming Authorities. The Nevada Gaming Authorities may investigate any individual who has a material relationship to or material involvement with us to determine whether the individual is suitable or should be licensed as a business associate of a gaming licensee. The Company and the members and managers of BREF Management have filed applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. An applicant for licensing or an applicant for a finding of suitability must pay or must cause to be paid all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and, in addition to their authority to deny an application for a finding of suitability or licensing, the Nevada Gaming Authorities have the jurisdiction to disapprove a change in a corporate position.

If the Nevada Gaming Authorities were to find an officer or director or a member or manager of BREF Management, as applicable, or a key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. In addition, the Nevada Commission may require us to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or questions pertaining to licensing are not subject to judicial review in Nevada.

Consequences of Violating Gaming Laws

If the Nevada Commission decides that we have violated the Nevada Gaming Control Act or any of its regulations, it could limit, condition, suspend or revoke our applications, or registrations and gaming license. In addition, we and the persons involved could be subject to substantial fines for each separate violation of the Nevada Gaming Control Act at the discretion of the Nevada Commission. Further, the Nevada Commission could appoint a supervisor to operate the gaming-related activities at the Hard Rock Hotel & Casino Las Vegas and, under specified circumstances, earnings generated during the supervisor’s appointment (except for the reasonable rental value of the premises) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any gaming licenses obtained and the appointment of a supervisor could, and revocation of any such gaming license would, have a significant negative effect on our gaming operations.

Requirements for Security Holders

Regardless of the number of shares or other interests held, any beneficial holder of the voting or non-voting securities of a registered company may be required to file an application, be investigated and have that person’s suitability as a beneficial holder of voting or non-voting securities determined if the Nevada Commission has reason to believe that the ownership would otherwise be inconsistent with the declared policies of the State of Nevada. If the beneficial holder of such securities who must be found suitable is a corporation, partnership, limited partnership, limited liability company or trust, it must submit detailed business and financial information including a list of its beneficial owners. The applicant must pay all costs of the investigation incurred by the Nevada Gaming Authorities in conducting any investigation.

The Nevada Gaming Control Act requires any person who acquires more than 5% of the voting securities of a registered company to report the acquisition to the Nevada Commission. The Nevada Gaming Control Act requires beneficial owners of more than 10% of a registered company’s voting securities to apply to the Nevada Commission for a finding of suitability within 30 days after the Chairman of the Nevada Board mails the written notice requiring such filing. However, an “institutional investor,” as defined in the Nevada Gaming Control Act, which beneficially owns more than 10% but not more than 11% of a registered company’s voting securities as a result of a stock repurchase by the registered company may not be required to file such an application. Further, an institutional investor which acquires more than 10%, but not more than 25%, of the registered company’s voting securities may apply to the Nevada Commission for a waiver of a finding of suitability if the institutional investor holds the voting securities for investment purposes only. An institutional investor that has obtained a waiver may own more than 25% but not more than 29% of the voting securities of a registered company and maintain the waiver where the additional ownership results from a stock repurchase by the registered company. An institutional investor will not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the registered company, a change in the corporate charter, bylaws, management, policies or operations of the registered company, or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding the registered company’s voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include:

•	voting on all matters voted on by stockholders or interest holders;

•	making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and

•	other activities that the Nevada Commission may determine to be consistent with such investment intent.

Consequences of Being Found Unsuitable

Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Commission or by the Chairman of the Nevada Board, or who refuses or fails to pay the investigative costs incurred by the Nevada Gaming Authorities in connection with the investigation of its application, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any person found unsuitable and who holds, directly or indirectly, any beneficial ownership of any security of a registered company beyond the period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. We will be subject to disciplinary action if, after we receive notice that a person is unsuitable to hold an equity interest or to have any other relationship with, we:

•	pay that person any dividend or interest upon any voting securities;

•	allow that person to exercise, directly or indirectly, any voting right held by that person relating to the Company;

•	pay remuneration in any form to that person for services rendered or otherwise; or

•

fail to pursue all lawful efforts to require the unsuitable person to relinquish such person’s voting securities including, if necessary, the immediate purchase of the voting securities for cash at fair market value.

Approval of Public Offerings

A registered company may not make a public offering of its securities without the prior approval of the Nevada Commission if it intends to use the proceeds from the offering to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for those purposes or for similar transactions. Any approval that we might receive in the future relating to future offerings will not constitute a finding, recommendation or approval by any of the Nevada Board or the Nevada Commission as to the accuracy or adequacy of the offering memorandum or the investment merits of the securities. Any representation to the contrary is unlawful.

The regulations of the Nevada Commission also provide that any entity which is not an “affiliated company,” as that term is defined in the Nevada Gaming Control Act, or which is not otherwise subject to the provisions of the Nevada Gaming Control Act, such as the Company, that plans to make a public offering of securities intending to use such securities, or the proceeds from the sale thereof, for the construction or operation of gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes, may apply to the Nevada Commission for prior approval of such offering. The Nevada Commission may find an applicant unsuitable based solely on the fact that it did not submit such an application, unless upon a written request for a ruling, referred to as a Ruling Request, the Chairman of the Nevada Board has ruled that it is not necessary to submit an application.

Approval of Changes in Control

We must obtain prior approval of the Nevada Commission with respect to a change in control through merger, consolidation, stock or asset acquisitions, management or consulting agreements or any act or conduct by a person by which the person obtains control of us. Entities seeking to acquire control of a registered company must satisfy the Nevada Board and Nevada Commission with respect to a variety of stringent standards before assuming control of the registered company. The Nevada Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as part of the approval process relating to the transaction.

Approval of Defensive Tactics

The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada gaming licenses or affecting registered companies that are affiliated with the operations permitted by Nevada gaming licenses may be harmful to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to reduce the potentially adverse effects of these business practices upon Nevada’s gaming industry and to further Nevada’s policy to:

•	assure the financial stability of corporate gaming operators and their affiliates;

•	preserve the beneficial aspects of conducting business in the corporate form; and

•	promote a neutral environment for the orderly governance of corporate affairs.

Approvals may be required from the Nevada Commission before we can make exceptional repurchases of voting securities above their current market price and before a corporate acquisition opposed by management can be consummated. The Nevada Gaming Control Act also requires prior approval of a plan of recapitalization proposed by a registered company’s board of directors in response to a tender offer made directly to its stockholders for the purpose of acquiring control.

Fees and Taxes

License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the licensed subsidiaries respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable monthly, quarterly or annually and are based upon:

•	a percentage of the gross revenue received;

•	the number of gaming devices operated; or

•	the number of table games operated.

A live entertainment tax is also paid by gaming operations where entertainment is furnished in connection with admission fees, the selling or serving of food or refreshments or the selling of merchandise.

Foreign Gaming Investigations

Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with those persons (collectively, “licensees”), and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation of the Nevada Board of the licensee’s or registrant’s participation in such foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Commission. Licensees and registrants are required to comply with the reporting requirements imposed by the Nevada Gaming Control Act. A licensee or registrant is also subject to disciplinary action by the Nevada Commission if it:

•	knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation;

•	fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations;

•

engages in any activity or enters into any association that is unsuitable because it poses an unreasonable threat to the control of gaming in Nevada, reflects or tends to reflect, discredit or disrepute upon the State of Nevada or gaming in Nevada, or is contrary to the gaming policies of Nevada;

•	engages in activities or enters into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees; or

•	employs, contracts with or associates with a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of unsuitability.

License for Conduct of Gaming and Sale of Alcoholic Beverages

The conduct of gaming activities and the service and sale of alcoholic beverages at the Hard Rock Hotel & Casino Las Vegas are subject to licensing, control and regulation by the Clark County Board. In addition to approving the licensee, the Clark County Board has the authority to approve all persons owning or controlling the stock of any business entity controlling a gaming or liquor license. All licenses are revocable and are not transferable. The Clark County Board has full power to limit, condition, suspend or revoke any license. Any disciplinary action could, and revocation of a license would, have a substantial negative impact upon the operations of the Hard Rock Hotel & Casino Las Vegas.

AGREEMENTS GOVERNING THE OPERATION OF THE HARD ROCK HOTEL & CASINO LAS VEGAS

Prior to obtaining the necessary gaming approvals, we were prohibited from receiving any revenues of the casino at the Hard Rock Hotel & Casino Las Vegas. As such, we entered into a definitive lease agreement with a third party casino operator, LVHR, for all gaming and related activities at the casino and management agreements related to the Hard Rock Hotel & Casino Las Vegas with WG-Harmon, an affiliate of LVHR.

Casino Lease

Lease of Casino Premises. On March 1, 2011, one of our subsidiaries, HRHH Hotel/Casino entered into the Casino Lease Agreement with LVHR (the “Casino Lease”), pursuant to which HRHH Hotel/Casino leased to LVHR (i) a portion of the Hard Rock Hotel & Casino Las Vegas in which gaming operations presently are being conducted, comprising approximately 60,000 square feet of floor space, as well as other gaming areas located in and around the Hard Rock Hotel & Casino Las Vegas’ swimming pool including, without limitation, areas containing the front of the house casino-related slot machines, table games and sports book, all areas in the Hard Rock Hotel & Casino Las Vegas used for gaming purposes and (ii) the associated offices, back of the house count rooms, casino cages and all surveillance areas within the Hard Rock Hotel & Casino Las Vegas (collectively, the “Casino Premises”).

Term. The term of the Casino Lease began on March 1, 2011 and will continue until the first anniversary of such date, provided however that such term may, upon the election of the Company, be extended until the 60th calendar month following the commencing date of the Casino Lease. The Casino Premises are to be used and occupied solely for the conduct of gaming operations on a 24 hours-a-day, seven-day-week basis in accordance with applicable law. During the initial term of the Casino Lease, HRHH Hotel/Casino may terminate the lease upon 30 days prior written notice to LVHR, without payment of any termination fee. During any renewal term, HRHH Hotel/Casino may terminate the Casino Lease at any time upon a sale of the Hard Rock Hotel & Casino Las Vegas, upon payment of a buy-out amount as specified in the Casino Lease. The Company currently intends that LVHR will become one of our indirect subsidiaries and we will assume operation of the gaming facilities at the Hard Rock Hotel & Casino Las Vegas by the end of the first quarter of 2012, at which time HRHH Hotel/Casino and New HRHH Gaming will enter into the Amended Casino Lease, which terms will reflect a lease agreement between related parties, including a provision for the payment of nominal rent. The Management Agreement will be terminated without payment of any termination fee.

Rent. During the term of the Casino Lease, LVHR will pay rent to HRHH Hotel/Casino in the amount of $1.25 million per month, paid in arrears on the last day of each month. Monthly rent will be increased by 5.0% each calendar year (over the amount of monthly rent for the prior calendar year). The Amended Casino Lease will provide that New HRHH Gaming will pay nominal rent to HRHH Hotel/Casino and that monthly rent will not be increased during the term of the Amended and Restated Casino Lease.

Sale of Gaming Assets and Working Capital Line. In addition to the Casino Lease, LVHR and HRHH Gaming, a subsidiary of the Company, entered into the Existing Gaming Assets Acquisition Agreement dated as of March 1, 2011, pursuant to which LVHR acquired all of the then existing assets of HRHH Hotel/Casino used in the Hard Rock Hotel & Casino Las Vegas’ gaming operations. As part of the Casino Lease, HRHH Gaming is currently obligated to make available to LVHR a revolving line of credit to be used solely for working capital purposes. In the event we obtain the approvals and licenses to acquire and own the equity securities of LVHR, we will indirectly own all of the assets used in the Hard Rock Hotel & Casino Las Vegas gaming operations and the revolving line of credit will terminate. On December 22, 2011, we received all approvals, licenses and findings of suitability from the Nevada Commission necessary to serve as the operator of the gaming facilities at the Hard Rock Hotel & Casino Las Vegas and we were approved to acquire and own the equity securities of LVHR, subject to this registration statement becoming effective. Under Section 12(g)(1) of the Exchange Act, this registration statement became effective on December 22, 2011 and the Company became a “publicly traded corporation” on such date. The Company currently intends that LVHR will become one of our subsidiaries and we will assume operation of the gaming facilities at the Hard Rock Hotel & Casino Las Vegas by the end of the first quarter of 2012. On or about the same date that LVHR becomes one of our subsidiaries and we assume operation of the gaming facilities at the Hard Rock Hotel & Casino Las Vegas, we will restructure and convert LVHR from a Nevada corporation to a Nevada limited liability company to be known temporarily as LVHR Casino, LLC. In addition, one of our other subsidiaries, HRHH Gaming, will be merged with and into LVHR Casino, LLC. Upon consummation of the conversion of LVHR and subsequent merger transaction: (i) LVHR Casino, LLC will become a mortgage borrower under the Amended Facility and the Second Mortgage; (ii) LVHR Casino, LLC will own all of the assets that are used at the Hard Rock Hotel & Casino Las Vegas gaming operations (which assets LVHR acquired on March 2, 2011), and (iii) the revolving line of credit will terminate.

Casino Management Agreement

Engagement of WG-Harmon. On March 1, 2011 LVHR entered into the Management Agreement pursuant to which WG-Harmon will manage the gaming operations at the Hard Rock Hotel & Casino Las Vegas for LVHR. During the term of the Management Agreement, WG-Harmon (as agent and key employee for LVHR) has the exclusive authority to conduct and direct all business and affairs in connection with the gaming operations at the Hard Rock Hotel & Casino Las Vegas (except with respect to the matters that are expressly the responsibility of LVHR). All duties performed by WG-Harmon are to be funded from operating capital provided by LVHR, and none of the duties are to be performed at WG-Harmon’s expense. WG-Harmon is required to act at all times with the standard of skill, care and expertise that would be customary and reasonably expected from a prudent manager of comparable casinos, and WG-Harmon shall cause the Casino Premises to be operated, serviced, maintained, furnished, equipped and refurbished in a manner reasonably expected to enhance the financial performance of the Hard Rock Hotel & Casino Las Vegas’ gaming operations.

        Term. The term of the Management Agreement began on March 1, 2011 and will continue until the first anniversary of such date, provided however that such term may be extended until the 60th calendar month following the commencing date of the Management Agreement, if the Casino Lease is similarly extended. The Management Agreement will terminate immediately upon termination of the Casino Lease or the Resort Management Agreement. The Company currently intends that LVHR will become one of our indirect subsidiaries and we will assume operation of the gaming facilities at the Hard Rock Hotel & Casino Las Vegas by the end of the first quarter of 2012. On December 22, 2011, we received all approvals, licenses and findings of suitability from the Nevada Commission necessary to serve as the operator of the gaming facilities at the Hard Rock Hotel & Casino Las Vegas and we were approved to acquire and own the equity securities of LVHR, subject to this registration statement becoming effective. Under Section 12(g)(1) of the Exchange Act, this registration statement became effective on December 22, 2011 and the Company became a “publicly traded corporation” on such date. The Company currently intends that LVHR will become one of our subsidiaries and we will assume operation of the gaming facilities at the Hard Rock Hotel & Casino Las Vegas by the end of the first quarter of 2012. On or about the same date that LVHR becomes one of our subsidiaries and we assume operation of the gaming facilities at the Hard Rock Hotel & Casino Las Vegas, we will restructure and convert LVHR from a Nevada corporation to a Nevada limited liability company to be known temporarily as LVHR Casino, LLC. In addition, one of our other subsidiaries, HRHH Gaming, will be merged with and into LVHR Casino, LLC. Upon consummation of the restructure and conversion of LVHR and subsequent merger transaction: (i) LVHR Casino, LLC will become a mortgage borrower under the Amended Facility and the Second Mortgage; (ii) LVHR Casino, LLC will own all of the assets that LVHR acquired on March 2, 2011 that are used at the Hard Rock Hotel & Casino Las Vegas gaming operations, and (iii) the revolving line of credit HRHH Gaming is currently obligated to make available to LVHR will terminate.

Management Fee. During the term of the Management Agreement, LVHR will pay to WG-Harmon a base fee in the amount of $37,500 per month, payable monthly. LVHR will also reimburse WG-Harmon for reasonable fees and expenses incurred in connection with the performance of WG-Harmon’s duties under such agreement, including any fees, charges or expenses incurred in connection with obtaining any regulatory approvals, as well as any taxes that may be imposed on WG-Harmon or LVHR in fulfillment of their duties. The Company is not obligated to reimburse LVHR for any payment of fees to WG-Harmon in connection with the Management Agreement.

Resort Management Agreement

Management of Non-Gaming Premises. On March 1, 2011 HRHH Hotel/Casino, HRHH Development, HRHH IP, HRHH Cafe and WG-Harmon entered in a Resort Management Agreement (the “Resort Management Agreement”), pursuant to which WG-Harmon will manage the Hard Rock Hotel & Casino Las Vegas, other than the gaming operations and the liquor operations (the terms of which are specified in the Management Agreement and the Liquor Management Agreement (as defined herein), respectively). The Resort Management Agreement includes services provided on the approximately 1.15 acre property. WG-Harmon is required to use commercially reasonable efforts to operate the Hard Rock Hotel & Casino Las Vegas, and has complete discretion and control in all matters relating to the management and operation of the Hard Rock Hotel & Casino Las Vegas. WG-Harmon is required to act at all times with the standard of skill, care and expertise that would be customary and reasonably expected from a prudent manager of comparable resorts, and WG-Harmon shall cause the Hard Rock Hotel & Casino Las Vegas to be operated, serviced, maintained, furnished, equipped and refurbished in a manner reasonably expected to enhance the financial performance of the Hard Rock Hotel & Casino Las Vegas’ operations.

Term. The term of the Resort Management Agreement began on March 1, 2011 and will continue until the first anniversary of such date, provided however that such term may be extended until the 60th calendar month following the commencing date of the Resort Management Agreement at the election of HRHH Hotel/Casino.

Management Fees. During the term of the Resort Management Agreement, HRHH Hotel/Casino, HRHH IP and HRHH Development (collectively, the “Owner”) will pay WG-Harmon a base fee in the amount of $112,500 per month, payable monthly. The base fee may be increased to $150,000 per month as at the date when all of the following conditions are satisfied: (i) the Company has obtained all the necessary approvals from the Nevada Gaming Authorities, (ii) WG-Harmon has obtained all necessary approvals from the Nevada Gaming Authorities; (iii) the Casino Lease and the Management Agreement have been terminated; (iv) the Company has acquired all of the gaming assets with respect to the Hard Rock Hotel & Casino Las Vegas; (iv) the gaming operations in respect of the casino have been transitioned from the LVHR to the Company; and (vi) all necessary mortgagee approval has been received. In addition to such base fee, the Owner will pay WG-Harmon an incentive management fee based on the performance of the adjusted EBITDA of the Hard Rock Hotel & Casino Las Vegas, as set forth in the Resort Management Agreement.

Termination. Upon the occurrence of any Event of Default (as defined below), the non-defaulting party will have a right to terminate the Resort Management Agreement upon written notice given to the other parties. Additionally, the Owner will have the right to terminate the Resort Management Agreement (i) following any failed drug test by the senior officers of Warner Gaming or WG-Harmon and the failure of Warner Gaming or WG-Harmon to promptly take remedial action in connection with such senior officer, (ii) any failed drug test of William W. Warner and (iii) if Warner Gaming or WG-Harmon is no longer controlled by William W. Warner (including in connection with his death or disability) or (iv) if William W. Warner is convicted of or pleads nolo contendere to any felony.

For the purposes of the Resort Management Agreement:

•	“Event of Default” includes:

•	the failure of any party to make any required monetary payment, which failure is not cured within 10 days after written notice;

•	the failure of a party to perform any of its other material obligations under the Resort Management Agreement, which failure is not cured upon 30 days notice from the non-defaulting party;

•

the filing of a voluntary petition in bankruptcy or insolvency or a petition for liquidation or reorganization under any bankruptcy law by a party, or a party consenting to, acquiescing in, or failing to timely controvert, an involuntary petition in bankruptcy, insolvency or an involuntary petition for liquidation or reorganization filed against it; or

•

the filing against a party of a petition seeking adjudication of a party as insolvent or seeking liquidation or reorganization or appointment of a receiver, trustee or liquidator of all or a substantial part of a party’s assets, if such petition is not dismissed within 90 days.

Additionally, an “Event of Default” of WG-Harmon under the Resort Management Agreement includes:

•

a default or material breach by LVHR under certain sections of the Casino Lease, or by WG-Harmon under the Management Agreement, the Liquor Management Agreement or the IP License Agreement between LVHR and WG-Harmon dated as of March 1, 2011 (the “IP License”), in each case where a remedy of termination is exercised;

•	LVHR or WG-Harmon fail to maintain any necessary regulatory approvals;

•	WG-Harmon fails to comply with the IP License or the intellectual property provisions of the Resort Management Agreement; and

•	WG-Harmon misapplies or misappropriates any funds from the Hard Rock Hotel & Casino Las Vegas operations, the Owner or any reserve funds, which is not cured within two days written notice.

Change of Control Provisions. WG-Harmon may not assign the Resort Management Agreement with the Owner’s prior written approval, which may be withheld in the Owner’s sole discretion. The Owner may not assign the Resort Management Agreement, other than to a mortgagee or to an affiliate succeeding in ownership of the Hard Rock Hotel & Casino Las Vegas, without WG-Harmon’s prior written approval, which may be withheld in WG-Harmon’s sole discretion.

Amendment to the Resort Management Agreement. We currently intend to amend and restate the Resort Management Agreement at the time of the LVHR transaction to, among other things, extend the term thereof and provide for WG-Harmon to manage Casino operations of the Hard Rock Hotel & Casino Las Vegas as a key employee of New HRHH Gaming.

Liquor Management Agreement

Liquor Management Agreement; Term. On March 1, 2011 HRHH Hotel/Casino and WG-Harmon entered into a Liquor Management and Employee Services Agreement (the “Liquor Management Agreement”), relating to non-gaming operations at the Hard Rock Hotel & Casino Las Vegas. Pursuant to the Liquor Management Agreement, WG-Harmon is required to perform its duties in a good faith and highly professional manner and act with the standard of skill, care and expertise that would be customary and reasonably expected from a prudent manager of comparable liquor operations. The term of the Liquor Management Agreement will terminate concurrently with the termination of the Resort Management Agreement. During the term of the Liquor Management Agreement. WG-Harmon will pay to HRHH Hotel/Casino monthly rent of $25,000 and deposit all liquor revenue into a lockbox account maintained by the Company pursuant to the Amended Facility. Effective December 23, 2011, the Clark County Board approved temporary liquor licenses for HRHH Hotel/Casino to operate the liquor operations at the Hard Rock Hotel & Casino Las Vegas. On that same date, the Clark County Board approved WG-Harmon to act as a key employee for HRHH Hotel Casino in connection with the liquor operations at the Hard Rock Hotel & Casino Las Vegas. WG-Harmon will manage the liquor operations as one of its duties under the Resort Management Agreement. On the date that LVHR becomes one of our subsidiaries, we will terminate the Liquor Management Agreement.

Item 1A	Risk Factors

Set forth below are risks and uncertainties that we believe are material to the Company. You should consider carefully the following risks and uncertainties, together with the other information contained in and incorporated by reference in this registration statement, and the descriptions included in our consolidated financial statements and accompanying notes.

Risks Related to Our Business

The recent downturn in the U.S. economy, particularly in the Las Vegas hotel, resort and casino industry, and the volatility and disruption of the capital and credit markets have and could continue to negatively impact our financial performance and our ability to access financing.

Due to a number of factors affecting consumers, including a slowdown in U.S. and global economies, contracted credit markets, and reduced consumer spending, the outlook for the gaming, travel, and entertainment industries remains highly uncertain. Auto traffic into Las Vegas increased in 2010; however air travel to McCarran International Airport has declined, resulting in lower casino volumes and reduced hotel occupancy rates. These factors have and could continue to result in customers spending less, at our property, as compared to prior periods. Gaming and other leisure activities we offer represent discretionary expenditures and participation in such activities tend to decline during economic downturns, during which consumers generally earn less disposable income. Furthermore, during periods of economic contraction such as the current period, our revenues could decrease while some of our costs remain fixed or even increase, resulting in decreased earnings. There can be no assurances that government responses to the disruptions in the financial and credit markets will restore consumer confidence. As a result, customer demand for the luxury amenities and leisure activities that we offer may continue to be depressed or continue to decline for an extended period. The recent severe economic downturn and adverse conditions in the local, regional, national and global markets have negatively affected our operations, and may continue to negatively affect our operations in the future.

We rely on a single location in the Las Vegas and Southern California markets, and changes adversely impacting these markets could have a material effect on our business, financial condition and results of operations.

Our business depends on one key market and has a limited base of operations and substantially all of our revenues are currently generated from one source – the Hard Rock Hotel & Casino Las Vegas. Accordingly, we are subject to greater risks than a more diversified hotel and casino resort operator and the profitability of our operations is linked to local economic conditions in Las Vegas and, indirectly, Southern California (including Palm Springs), where many of our hotel casino’s targeted customers reside. The combination of a decline in the local economies of Las Vegas or Southern California, reliance on a single location and the significant investment associated with it may cause our operating results to fluctuate significantly and may adversely affect us and materially affect our total profitability.

We face intense local competition which could impact our operations and adversely affect our business and results of operations.

We operate in the highly-competitive Las Vegas hotel, resort and casino industry. Our hotel casino, located less than one mile east of the Las Vegas Strip, competes with other high-quality Las Vegas resorts and other Las Vegas hotel casinos, including those located on the Las Vegas Strip. Many of these Las Vegas resorts seek to attract customers to their properties by not only offering casino gaming, but also by providing hotel accommodations, food and beverage outlets, retail stores and other related amenities. To the extent that we seek to enhance our revenue base by offering our own various resort amenities, we compete with the service offerings provided by these Las Vegas resorts.

Many of the competing properties have themes and attractions which draw a significant number of visitors and directly compete with our operations. Some of these properties are operated by subsidiaries or divisions of large public companies that may have greater name recognition and financial and marketing resources than we do and market to the same target demographic group as we do. Various competitors are expanding and renovating their existing facilities. Furthermore, in Las Vegas, additional hotel casinos containing a significant number of rooms have recently opened, which significantly increased competition. By contrast, growth in the Las Vegas market has been negatively impacted by the recession and may not resume in the near term, or hotel casinos may become less popular, and a decline or leveling off of the popularity of such properties could adversely affect the results of our operations.

We believe that competition in the Las Vegas hotel, resort and casino industry is based on certain property-specific factors, including overall atmosphere, range of amenities, price, location, entertainment attractions, theme and size. Market perception that we did not excel with respect to such property-specific factors would adversely affect our ability to compete effectively. If we are unable to compete effectively, we would lose market share, which could adversely affect our business and results of operations.

We also compete with hotel casinos in the Mesquite, Laughlin, Reno and Lake Tahoe areas of Nevada, Atlantic City, New Jersey and gambling destinations elsewhere in the United States as well as with state-sponsored lotteries, on- and off-track wagering, card parlors, riverboat gaming ventures, and other forms of legalized gaming in the United States, gaming on cruise ships, Internet gaming ventures and international gaming operations. Continued proliferation of gaming activities could significantly and adversely affect our business and results of operations.

Another area of competition is legalized gaming from casinos located on Native American tribal lands. Native American tribes in California are permitted to operate casinos with video slot machines, black jack and house-banked card games. The governor of California has entered into compacts with numerous tribes in California, and the federal government has approved numerous compacts in California and casino-style gaming is now legal on those tribal lands. While the competitive impact on our operations in Las Vegas from the continued growth of Native American gaming establishments in California remains uncertain, the proliferation of gaming in California and other areas located near the Hard Rock Hotel & Casino Las Vegas could have an adverse effect on our results of operations.

In addition, certain states have legalized, and others may legalize, casino gaming in specific areas, including metropolitan areas from which we traditionally attract customers, such as New York, Philadelphia, Los

Angeles, San Francisco and Boston. The current global trend toward liberalization of gaming restrictions and resulting proliferation of gaming venues could result in a decrease in the number of visitors to the Hard Rock Hotel & Casino Las Vegas by attracting customers close to home and away from Las Vegas, which could adversely affect our business and results of operations.

The Las Vegas hotel, resort and casino industry is capital intensive; financing our renovations and future capital improvements could reduce our cash flow and adversely affect our financial performance.

Our hotel casino has an ongoing need for renovations and other capital improvements to remain competitive, including replacement, from time to time, of furniture, fixtures and equipment. We will also need to make capital expenditures to comply with applicable laws and regulations.

Renovations and other capital improvements of hotel casinos require significant capital expenditures. In addition, renovations and capital improvements of hotel casinos usually generate little or no cash flow until the project’s completion. We may not be able to fund such projects solely from cash provided from our operating activities. Consequently, we will rely upon the availability of debt or equity capital and reserve funds to fund renovations and capital improvements and our ability to carry them out will be limited if we cannot obtain satisfactory debt or equity financing, which will depend on, among other things, market conditions. No assurances can be made that we will be able to obtain additional equity or debt financing or that we will be able to obtain such financing on favorable terms.

Renovations and other capital improvements may give rise to the following additional risks, among others:

•	construction cost overruns and delays;

•	temporary closures of all or a portion of the hotel casino to customers;

•	disruption in service and room availability causing reduced demand, occupancy and rates;

•	disruption in gaming operations; and

•	possible environmental problems.

As a result, renovations and any other future capital improvement projects may increase our expenses and reduce our cash flows and our revenues. If capital expenditures exceed our expectations, this excess would have an adverse effect on our available cash.

The Hard Rock Hotel & Casino Las Vegas has incurred substantial losses, and due to the current negative economic environment, may continue to incur losses in the future.

HRH Holdings reported pre-tax net losses of $282.9 million, $211.9 million, $129.1 million, for the years ended December 31, 2008, 2009 and 2010, respectively and our pre-tax net losses for the period from March 1, 2011 to September 30, 2011 on a consolidated basis was $38.2 million. As a result of the global economic recession and its impact, HRH Holdings recognized significant non-cash impairment charges in 2008 and 2009. There can be no assurance that we will attain profitability and generate net income for our members in the near term or at all.

Our business model involves high fixed costs, including property taxes and insurance costs, which we may be unable to adjust in a timely manner in response to a reduction in our revenues.

The costs associated with owning and operating hotel casinos are significant. Some of these costs (such as including property taxes and insurance costs) are fixed, meaning that such costs may not be altered in a timely manner in response to changes in demand for services. Failure to adjust our expenses may adversely affect our business and results of operations. Property taxes and insurance costs are a significant part of our operating expenses. Our real property taxes may increase as property tax rates change and as the values of properties are assessed and reassessed by tax authorities. Our real estate taxes do not depend on our revenues, and generally we could not reduce them other than by disposing of our real estate assets.

Insurance premiums for the Las Vegas hotel, resort and casino industry have increased significantly in recent years, and continued escalation may result in our inability to obtain adequate insurance at acceptable premium rates. A continuation of this trend would appreciably increase the operating expenses of our hotel casino. If we do not obtain adequate insurance, to the extent that any of the events not covered by an insurance policy materialize, our financial condition may be materially adversely affected.

In the future, our property may be subject to increases in real estate and other tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance and administrative expenses, which could reduce our cash flow and adversely affect our financial performance. If our revenues decline and we are unable to reduce our expenses in a timely manner, our business and results of operations could be adversely affected.

We have substantial debt, and we may incur additional indebtedness, which may negatively affect our business and financial results.

We have substantial debt service obligations, and as of September 30, 2011 our total debt was approximately $895.0 million. Our indebtedness and the covenants applicable to our indebtedness are described under “Financial Information—Liquidity and Capital Resources.”

Our substantial debt may negatively affect our business and operations in several ways, including:

•

requiring us to use a substantial portion of our funds from operations to make required payments on principal and interest, which will reduce funds available for operations and capital expenditures, future business opportunities and other purposes;

•	making us more vulnerable to economic and industry downturns and reducing our flexibility in responding to changing business and economic conditions;

•	limiting our flexibility in planning for, or reacting to, changes in the business and the industry in which we operate;

•	placing us at a competitive disadvantage compared to our competitors that have less debt;

•	limiting our ability to borrow more money for operations, capital or to finance acquisitions in the future; and

•	requiring us to dispose of portions of the hotel casino property, if needed, in order to make required payments of interest and principal.

A majority of our debt is secured by first deeds of trust on our property. If we were to default on our secured debt, the loss of property securing the debt would harm our ability to satisfy other obligations. Using our property as collateral increases our risk of property losses because defaults on indebtedness secured by property may result in foreclosure and ultimately our loss of the property that secures any loans for which we are in default. For tax purposes, a foreclosure on our property would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure but would not receive any cash proceeds.

Our working capital and liquidity reserves may not be adequate to cover all of our cash needs and we may have to obtain additional debt financing. Sufficient financing may not be available or, if available, may not be available on terms acceptable to us. Additional borrowings for working capital purposes will increase our interest expense and, therefore, may harm our business and results of operations.

We anticipate that we will refinance our indebtedness from time to time to repay our debt, and our inability to refinance on favorable terms, or at all, could harm our business and operations.

Since we anticipate that our internally generated cash will be inadequate to repay our indebtedness prior to maturity, we expect that we will be required to repay debt from time to time through refinancings of our indebtedness and/or offerings of equity or debt. The amount of our existing indebtedness may harm our ability to repay our debt through refinancings. If we are unable to refinance our indebtedness on acceptable terms, or at all, we might be forced to sell portions of our property on disadvantageous terms, which might result in losses to us. We have placed mortgages on our hotel casino property to secure our indebtedness. To the extent we cannot meet our debt service obligations, we risk losing some or all of our property to foreclosures. If prevailing interest rates or other factors at the time of any refinancing result in higher interest rates on any refinancing, our interest expense would increase, which would harm our business and results of operations.

Recent global market and economic conditions continue to be challenging with tight credit conditions and recession in most major economies continuing into 2011. As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide credit to businesses and consumers. These factors may adversely affect our liquidity and financial condition, including our ability to refinance maturing liabilities and access the capital markets to meet liquidity needs.

Our success depends on the value of our name, image and brand. If demand for, or the value of, our name, image or brand diminishes, our business and results of operations would be adversely affected.

Our success depends, to a large extent, on our ability to shape and stimulate consumer tastes and demands by maintaining our name, image and brand. We may not be successful in this regard and we may not be able to anticipate and react to changing consumer tastes and demands in a timely manner.

Furthermore, a high media profile is an integral part of our ability to shape and stimulate demand for our hotel casino with our target customers. A key aspect of our marketing strategy is to focus on attracting media coverage. If we fail to attract that media coverage, we may need to substantially increase our advertising and marketing costs, which would adversely affect our business and results of operations. In addition, other types of marketing tools, such as traditional advertising and marketing, may not be successful in attracting our target customers.

Our business would be adversely affected if our public image or reputation were to be diminished. Our brand names and trademarks are integral to our marketing efforts. If the value of our name, image or brands were diminished, our business and operations would be adversely affected.

Use of the “Hard Rock” brand name by entities other than us could damage the brand and our operations and adversely affect our business and results of operations.

Our operations benefit from the global name recognition and reputation generated by the Hard Rock Cafes, Hotels and Hotel-Casinos that are operated. licensed or franchised directly or indirectly by the Seminole Tribe of Florida. As of March 31, 2011, the Seminole Tribe of Florida operated or franchised over 140 Hard Rock Cafes located throughout the United States and abroad as well as a number of Hard Rock Hotels and Hotel-Casinos. However the Seminole Tribe of Florida is under no obligation to continue to own, operate or franchise such businesses, and it may decide to sell, change the focus of, or manage such businesses in a manner that would adversely affect our business and results of operations.

Our business and results of operations may be adversely affected by the management or the enforcement of the “Hard Rock” brand name by parties outside of our control. HRCI owns the “Hard Rock Cafe,” “Hard Rock Hotel” and “Hard Rock Casino” trademarks. HRCI, or its licensee, can use and exploit these and related marks in various ways that we cannot control, including by the establishment and operation of Hard Rock Hotels and Hard Rock Cafes within or without the Morton Territories (except that HRCI may not establish or operate Hard Rock Hotels within Nevada), and by the establishment and operation of Hard Rock Hotel-Casinos outside of the Morton Territories. HRCI also may exploit the Hard Rock marks in other ways that we cannot control, including by establishing Hard Rock Cafes or marketing “Hard Rock” merchandise anywhere in the world. For example, HRCI has licensed the use of the “Hard Rock” name in connection with its Seminole Hard Rock Hotels in Hollywood and Tampa, Florida.

We may have disputes with third parties for infringement or misappropriation of their proprietary rights, which could have a negative impact on our business.

Other parties may assert trademark, copyright or other intellectual property rights that have a negative impact on our business. We cannot be certain that others will not seek to block our use of certain marks or seek monetary damages or other remedies for the prior use of our brand names or other intellectual property or the sale of our products or services as a violation of their trademark, copyright or other proprietary rights. Defending any claims, even claims without merit, could divert our employees attention, be time-consuming, result in costly settlements, litigation or restrictions on our business and damage our reputation.

Securing registrations does not fully insulate us against intellectual property claims, as another party may have rights superior to our registration or our registration may be vulnerable to attack on various grounds. In addition, there may be prior registrations or use of trademarks in the United States or foreign countries for similar or competing marks or other proprietary rights of which we are not aware. In all such countries it may be possible for any third-party owner of a national trademark registration or other proprietary right to enjoin or limit our expansion into those countries or to seek damages for our use of such intellectual property in such countries. In the event a claim against us is successful and we could not obtain a license to the relevant intellectual property or redesign or rename our products or operations to avoid infringement, our business, financial condition or results of operations could be harmed.

Litigation relating to our use of the “Hard Rock” trademarks could have a material effect on our business and results of operations.

Our subsidiary HRHH IP is currently one of the Defendants in the Hard Rock IP Action. HRCI filed an amended complaint in the Hard Rock IP Action on November 23, 2010. HRCI claims that Defendants owe it damages and profits, and seeks an injunction prohibiting further use of various HRCI trademarks as well as termination of the Hard Rock License. The gravamen of the Hard Rock IP Action is that Defendants allegedly have engaged in various conduct that infringes and dilutes HRCI’s trademarks and/or violates the Hard Rock License. The amended complaint purports to state claims for breach of contract, federal trademark dilution, federal trademark infringement, unfair competition, New York trademark dilution, common law trademark infringement and common law unfair competition. See “Legal Proceedings.” The Hard Rock IP Action presently is in settlement discussions and a court-supervised process of mediation. A negative outcome in the Hard Rock IP Action could have a material effect on our business and results of operations, potentially including an award of monetary damages and/or the termination of the Hard Rock License and with it our right to utilize any “Hard Rock” trademarks.

The Defendants moved to dismiss certain claims, moved to compel arbitration as to certain claims, answered the balance of the complaint, denying liability and made counterclaims. HRCI moved to dismiss the counterclaims for failure to state a claim. By decision dated July 11, 2011, the Court granted in part and denied in part each side’s motions. The effect of the decision is that certain parts of HRCI’s case will be allowed to proceed only in arbitration; certain parts of the case are dismissed, including most claims against certain prior equity holders of HRHH IP, and certain parts of the case will continue before the Court.

In light of the Court’s July 11 decision and certain other developments, it is expected that HRCI will seek leave to file an amended complaint. In particular, it is expected that HRCI will seek to add contract and trademark claims relating to a recent settlement with the Nevada Commission; that HRCI will no longer make claims against most of the prior equity holders of HRHH IP; and that HRCI will seek to add claims against HRHH Hotel/Casino, the Company and WG-Harmon. It is also expected that HRCI will commence a separate arbitration proceeding with respect to those claims that were deemed arbitrable in the Court’s July 11 decision.

Litigation is inherently unpredictable, and although we believe we have good defenses in the Hard Rock IP Action (including the related arbitration, if one is commenced), it is possible that the dispute could be resolved in a manner that has a material effect on our operations, cash flow and financial condition (for example, due to an adverse judgment, costs of defense or distraction to employees). Remedies being sought by HRCI in the Hard Rock IP Action include termination of the Hard Rock License and with it our valuable right to utilize the Hard Rock trademarks, a significant damages award, an injunction that could prevent us from continuing with certain trademark usages on signage, merchandise, facilities and elsewhere, and an injunction that could effectively require the investment of significant funds to improve the quality of our sublicensed facilities in Tulsa and Albuquerque. The Hard Rock IP Action may also expose us to negative publicity, which could adversely affect our business reputation and customer preference for our brand.

The threat of terrorism could adversely affect the number of customer visits to our hotel casino.

The threat of terrorism has caused, and may in the future cause, a significant decrease in customer visits to Las Vegas due to disruptions in commercial and leisure travel patterns and concerns about travel safety. The attacks of September 11, 2001 had a dramatic adverse impact on commercial and leisure travel. We cannot predict the extent to which disruptions in air or other forms of travel as a result of any further terrorist act, outbreak of hostilities or escalation of war would adversely affect our financial condition, results of operations or cash flows. The possibility of future attacks may hamper business and leisure travel patterns and, accordingly, the performance of our business and our operations.

We depend on BREF Management for the future success of our business and the loss of one or more of key personnel of BREF Management could have an adverse effect on our ability to manage our business and operate successfully and competitively, or could be negatively perceived in the capital markets.

The Company is managed by BREF Management in compliance with the gaming laws of the State of Nevada. BREF Management’s ability to manage the Company’s business and operate successfully and competitively is dependent, in part, upon the efforts and continued service of BREF Management’s managers. The departure of key personnel of BREF Management could have an adverse effect on our business and operate successfully and competitively, and it could be difficult for BREF Management to find replacements for these key personnel, as competition for such personnel is intense.

The members and managers of BREF Management are required to file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny any application for any cause that they deem reasonable. In the event the Nevada Gaming Authorities were to find any person unsuitable for licensing or unsuitable to continue having a relationship with us, we would be required to sever all relationships with such person. We cannot be certain that any such person will be able to obtain or maintain any requisite license or finding of suitability by the Nevada Gaming Authorities.

We depend on a third party to serve as the operator of our hotel casino and to the extent such operator fails to provide these services, fails to make lease payments or if we were to become liable to third parties for the actions of the operator at the property, our cash flows and operating results could be adversely impacted.

Prior to obtaining the necessary gaming approvals, we were prohibited from receiving any revenues of the casino at the Hard Rock Hotel & Casino Las Vegas. As such, we entered into a definitive lease agreement with LVHR for all gaming and related activities at the Hard Rock Hotel & Casino Las Vegas’ approximately 60,000 square-foot casino. See “Business—Agreements Governing the Operation of the Hard Rock Hotel & Casino Las Vegas—Management Agreement.”

On December 22, 2011, we received all approvals, licenses and findings of suitability from the Nevada Commission necessary to serve as the operator of the gaming facilities at the Hard Rock Hotel & Casino Las Vegas and we were approved to acquire and own the equity securities of LVHR, subject to this registration statement becoming effective. Under Section 12(g)(1) of the Exchange Act, this registration statement became effective on December 22, 2011. The Company currently intends that the current third party operator, LVHR, will become one of our indirect subsidiaries and we will assume operation of the gaming facilities at the Hard Rock Hotel & Casino Las Vegas by the end of the first quarter of 2012, at which time we will no longer be relying on a third party operator.

Seasonality and other related factors such as weather can be expected to cause quarterly fluctuations in revenue at our hotel casino.

The Las Vegas hotel, resort and casino industry is seasonal in nature. This seasonality can tend to cause quarterly fluctuations in revenues at our hotel casino. For instance, our revenues generally peak in the second and third quarters. Our quarterly earnings may also be adversely affected by other related factors outside our control, including weather conditions and poor economic conditions. As a result, we may have to enter into short-term borrowings in certain quarters in order to offset these quarterly fluctuations in our revenues.

The gaming industry is heavily regulated and failure to comply with extensive regulatory requirements may result in an adverse effect on our business.

The gaming operations and the ownership of our securities are subject to extensive regulation by the Nevada Gaming Authorities and the Hard Rock Hotel & Casino Las Vegas must maintain its licenses and pay gaming taxes to continue operations. The Nevada Gaming Authorities have broad authority with respect to licensing and registration of entities and individuals involved with the Company. These laws, rules and regulations generally concern the responsibility, financial stability and character of the owners, managers, and persons with financial interests in the gaming operations. Violations of laws could result in, among other things, disciplinary action. If we fail to comply with regulatory requirements, this may result in an adverse effect on our business.

Our property is subject to numerous laws, including those relating to the preparation and sale of food and beverages, including alcohol. We are also subject to laws governing our relationship with our employees in such areas as minimum wage and maximum working hours, overtime, working conditions, hiring and firing employees and work permits. Also, our ability to remodel, refurbish or add to our property may be dependent upon our obtaining necessary building permits from local authorities. The failure to obtain any of these permits could adversely affect our ability to increase revenues and net income through capital improvements of our property. In addition, we are subject to the numerous rules and regulations relating to state and federal taxation. Compliance with these rules and regulations requires significant management attention. Furthermore, compliance costs associated with gaming laws, regulations and licenses are significant. Any change in the laws, regulations or licenses applicable to our business or a violation of any current or future laws or regulations applicable to our business or gaming license could require us to make substantial expenditures or could otherwise negatively affect our gaming operations. Any failure to comply with all such rules and regulations could subject us to fines or audits by the applicable taxation authority.

The Nevada Gaming Authorities may, upon any future violation of a gaming law or regulation and after disciplinary complaint and public hearing, among other things, revoke, suspend, limit or condition the gaming license of any corporate entity, which we will refer to as a corporate licensee, or the registration of a registered company or any entity registered as a holding company of a corporate licensee or fine each person or entity or both up to $250,000 for each violation. In addition, the Nevada Gaming Authorities may revoke the license or finding of suitability of any officer, director, controlling person, shareholder, noteholder or key employee of a licensed or registered entity. If our gaming licenses and/or registrations were ever revoked for any reason, the Nevada Gaming Authorities could require the closing of our gaming operations, which would result in a material effect on our business.

Uninsured and underinsured losses could adversely affect our financial condition and results of operations.

We are responsible for insuring our hotel casino and for obtaining the appropriate insurance coverage to reasonably protect our interests in the ordinary course of business. Additionally, the instruments governing our current indebtedness typically specify that comprehensive insurance be maintained on our hotel casino, including liability, fire and extended coverage. There are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods or terrorist acts, which may be uninsurable or not economically insurable, or may be subject to insurance coverage limitations, such as large deductibles or co-payments. We will use our discretion in determining amounts, coverage limits, deductibility provisions of insurance and the appropriateness of self-insuring, with a view to maintaining appropriate insurance coverage on our investments at a reasonable cost and on suitable terms. Uninsured and underinsured losses could harm our financial condition and results of operations. We could incur liabilities resulting from loss or injury to our hotel casino or to persons at our hotel casino. Claims, whether or not they have merit, could harm the reputation of our hotel or cause us to incur expenses to the extent of insurance deductibles or losses in excess of policy limitations, which could harm our results of operations.

In the event of a catastrophic loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in our hotel casino, as well as the anticipated future revenue from the property. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the hotel casino. In the event of a significant loss, our deductible may be high and we may be required to pay for all such repairs and, as a consequence, it could materially adversely affect our financial condition. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate our hotel after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property.

Since September 11, 2001, it has generally become more difficult and expensive to obtain property and casualty insurance, including coverage for terrorism. When our current insurance policies expire, we may encounter difficulty in obtaining or renewing property or casualty insurance on our property at the same levels of coverage and under similar terms. Such insurance may be more limited and for some catastrophic risks (for example, earthquake, flood and terrorism) may not be generally available at current levels. Even if we are able to renew our policies or to obtain new policies at levels and with limitations consistent with our current policies, we cannot be sure that we will be able to obtain such insurance at premium rates that are commercially reasonable. If we were unable to obtain adequate insurance on our hotel casino for certain risks, it could cause us to be in default under specific covenants on certain of our indebtedness or other contractual commitments that require us to maintain adequate insurance on our hotel casino to protect against the risk of loss. If this were to occur, or if we were unable to obtain adequate insurance and our hotel casino experienced damage which would otherwise have been covered by insurance, it could materially adversely affect our financial condition and the operations of our hotel casino.

In addition, insurance coverage for our hotel casino and for casualty losses does not customarily cover damages that are characterized as punitive or similar damages. As a result, any claims or legal proceedings, or settlement of any such claims or legal proceedings that result in damages that are characterized as punitive or similar damages may not be covered by our insurance. If these types of damages are substantial, our financial resources may be adversely affected.

Environmental and other non-gaming governmental laws and regulations could increase our compliance costs and liabilities and adversely affect our financial condition and results of operations.

Our hotel casino is subject to various federal, state and local laws relating to the environment, fire and safety and access and use by disabled persons. Under these laws, courts and government agencies have the authority to require us, if the hotel casino was found to be located on contaminated property, to clean up the hotel casino property, even if we did not know of or were not responsible for the contamination. These laws also apply to persons who owned a property at the time it became contaminated. In addition to the costs of clean-up, environmental contamination can affect the value of a property and, therefore, an owner’s ability to borrow funds using the property as collateral or to sell the property. Under such environmental laws, courts and government agencies also have the authority to require that a person who sent waste to a waste disposal facility, such as a landfill or an incinerator, to pay for the clean-up of that facility if it becomes contaminated and threatens human health or the environment.

Furthermore, various court decisions have established that third parties may recover damages for injury caused by property contamination. For instance, a person exposed to asbestos while staying in or working at a hotel may seek to recover damages for injuries suffered. Additionally, some of these environmental laws restrict the use of a property or place conditions on various activities. For example, some laws require a business using chemicals (such as swimming pool chemicals at a hotel) to manage them carefully and to notify local officials that the chemicals are being used.

We could be responsible for the types of costs discussed above. The costs to clean up a contaminated property, to defend against a claim, or to comply with environmental laws could be material and could reduce the funds available for distribution to our members. Future laws or regulations may impose material environmental liabilities on us, or the current environmental condition of our hotel casino property may be affected by the condition of the properties in the vicinity of our hotel casino (such as the presence of leaking underground storage tanks) or by third parties unrelated to us.

Our hotel casino is also subject to the Americans with Disabilities Act of 1990 (the “ADA”). Under the ADA, all public accommodations must meet various federal requirements related to access and use by disabled persons. Compliance with the ADA’s requirements could require removal of access barriers and non-compliance could result in the United States government imposing fines or in private litigants’ winning damages. If we are required to make substantial modifications to our hotel casino, whether to comply with the ADA or other changes in governmental rules and regulations, our financial condition and results of operations could be harmed. In addition, we are required to operate our hotel casino facilities in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and become applicable to our property.

Risks Related to Our Organization and Corporate Structure

We are a holding company with no operations.

We are a holding company and conduct all of our operations through our subsidiaries. We do not generally have, apart from our ownership of HRHH JV Junior Mezz and HRHH Gaming Junior Mezz, any independent operations. As a result, we would rely on dividends and other payments or distributions from our subsidiaries to pay distributions. The ability of our subsidiaries to pay dividends or make other payments or distributions to us will depend on their respective operating results, and the terms of our current and future financing agreements, which may preclude dividends, distributions or other payments.

In addition, because we are a holding company, claims of our security holders will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our subsidiaries will be able to satisfy the claims of our members only after all of our and our subsidiaries’ liabilities and obligations have been paid in full.

We may experience conflicts of interest with entities which control the Company.

All of our membership interests are controlled by investment funds affiliated with Brookfield. Brookfield and its other affiliates may from time to time acquire and hold interests in businesses that compete directly or indirectly with us.

Some of the members and managers of BREF Management may also serve as officers or directors of Brookfield and may have conflicts of interest because they may own equity interests in Brookfield or its affiliates or they may receive cash- or equity-based awards based on the performance of Brookfield. Andrea Balkan, Barry Blattman, Theresa Hoyt and William Powell are managers, directors and/or officers of other affiliates of Brookfield.

Item 2	Financial Information

SELECTED FINANCIAL DATA

Since March 1, 2011 the Hard Rock Hotel & Casino Las Vegas and related assets has been owned by the Company pursuant to the assignment thereof from HRH Holdings. The Hard Rock Hotel & Casino Las Vegas was owned by HRH Holdings during the period from February 2, 2007 to February 28, 2011. Prior to such period the Hard Rock Hotel & Casino Las Vegas was owned by HRHI.

The selected historical income statement data of HRHI have been derived from the audited financial statements of HRHI not included herein. The selected financial data of HRH Holdings has been derived from the historical financial statements of HRH Holdings. The selected historical income statement data of the Company for the period from March 1, 2011 to September 30, 2011 have been derived from the unaudited consolidated financial statements of the Company.

In the opinion of management, the unaudited information set forth below contains all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial data at the relevant date and the operating data for the relevant periods. Historical results are not necessarily indicative of the results of operations to be expected for future periods, and interim results may not be indicative of results for the remainder of the year. The selected financial and operating data set forth below should be read in conjunction with the Company’s and HRH Holdings’ consolidated financial statements and notes thereto and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	HRHI (1)		HRH Holdings (1)						Company(1)
	Year Ended Dec 31, 2006	Period From Jan 1, 2007 to Feb 1, 2007	Period From Feb 2, 2007 to Dec 31, 2007	Year Ended			Nine Months Ended September 30, 2010	Period from Jan 1, 2011 to Feb 28, 2011	Period From Mar 1, 2011 to Sep 30, 2011
				Dec 31, 2008	Dec 31, 2009	Dec 31, 2010
					(in thousands)
STATEMENT OF OPERATIONS DATA:
REVENUES:
Casino	$59,626	$3,904	$51,501	$53,282	$43,527	$59,703	$48,414	$5,973	$26,023
Lodging	41,513	3,438	42,220	39,008	35,063	55,405	43,431	9,222	36,692
Food and beverage	69,838	5,320	70,202	70,119	74,555	96,669	79,336	12,390	54,629
Retail	7,039	399	6,358	6,146	5,019	4,452	3,572	426	1,858
Other	16,462	1,073	17,896	15,741	27,534	31,242	23,649	4,591	17,428

Gross revenues	194,478	14,134	188,177	184,296	185,698	247,471	198,402	32,602	136,630
Less: promotional allowances	(12,512)	(1,116)	(14,739)	(19,951)	(24,144)	(23,500)	(19,063)	(3,345)	(10,695)

Net revenues	181,966	13,018	173,438	164,345	161,554	223,971	179,339	29,257	125,935

COSTS AND EXPENSES:
Casino	34,966	3,008	33,671	37,694	42,421	48,067	37,607	5,666	21,393
Lodging	10,018	896	8,903	7,901	7,293	18,617	14,017	3,122	11,757
Food and beverage	37,515	3,261	35,897	37,809	37,818	51,612	42,182	5,748	28,214
Retail	4,075	285	3,092	2,896	3,014	2,872	2,283	273	1,197
Other	15,569	913	15,236	11,668	21,686	22,320	18,136	2,877	9,588
Marketing	5,533	296	5,032	5,044	4,830	8,656	6,515	843	3,376
Fee and expense reimbursements—related party	6,404	1,525	7,837	7,009	7,046	9,444	7,505	932	1,960
General and administrative	27,770	2,865	26,743	39,170	28,305	47,701	39,016	6,389	22,746
Merger costs	4,546	1,723	—	—	—	—	—	—	—
Depreciation and amortization	12,823	1,184	17,413	23,454	23,062	55,575	39,047	10,858	19,494
Loss on disposal of assets (4)	495	—	1,725	25	97	3,138	2	—	615
Pre-opening			1,167	5,933	9,886	726	726	—	146
Acquisition and transition related costs			2,358	—	—	—	—	—	—
Impairment of land, goodwill and license rights	—	—	—	191,349 (2)	108,720 (3)	16,180 (4)	—	—	—

Total costs and expenses	159,714	15,956	159,074	369,952	294,178	284,908	207,036	36,708	120,486

(LOSS) INCOME FROM OPERATIONS	22,252	(2,938)	14,364	(205,607)	(132,624)	(60,937)	(27,697)	(7,451)	5,449

Interest income	359	—	698	1,542	329	38	24	8	47
Interest expense net of capitalized interest	(18,308)	(1,516)	(85,953)	(78,822)	(79,570)	(68,251)	(51,990)	(14,870)	(44,018)

Gain on forgiveness of debt	—	—	—	—	—	—	—	32,460	—

(Loss) income before income tax (benefit) expense	4,303	(4,454)	(70,891)	(282,887)	(211,865)	(129,150)	(79,663)	10,147	(38,522)
Income tax (benefit) expense	1,665	(1,521)	(2,277)	(585)	—	467	359	141	—

Net (loss) income	2,638	(2,933)	(68,614)	(282,302)	(211,865)	(129,617)	(80,022)	10,006	(38,522)
Other Comprehensive Income (Loss):
Interest rate cap fair market value adjustment gain (loss), net of tax	—	—	(26)	(17,168)	14,883	1,976	1,550	335	(335)

Comprehensive (loss) income	$2,638	$(2,933)	$(68,640)	$(299,470)	$(196,982)	$(127,641)	$(78,472)	$10,341	$(38,857)

BALANCE SHEET DATA (as of period end):
Cash and cash equivalents	$8,536	$11,241	$14,157	$10,148	$12,277	$15,023	$20,531	$20,191	$14,096
Total assets	$193,625	$193,368	$942,562	$1,162,954	$1,301,082	$1,237,579	$1,290,535	$1,191,539	$902,337
Total debt	$184,929	$188,429	$793,452	$1,083,813	$1,210,874	$1,305,910	$1,305,910	$1,305,910	$764,774
Shareholders’/Members’ equity (deficit)	$(19,715)	$(22,648)	$112,487	$(61,514)	$(64,873)	$(192,514)	$(143,345)	$(182,173)	$88,726

(1)	The Company was formed by Brookfield Financial to acquire the Hard Rock Hotel & Casino Las Vegas and certain related assets. HRH Holdings was formed by DLJMBP and Morgans to acquire the Hard Rock Hotel & Casino Las Vegas and certain related assets. The Hard Rock Hotel & Casino Las Vegas was owned by HRH Holdings during the period from February 2, 2007 to February 28, 2011. Prior to such period the Hard Rock Hotel & Casino Las Vegas was owned by HRHI. HRH Holdings effectuated the acquisition of the Hard Rock Hotel & Casino Las Vegas through the merger of a wholly owned subsidiary of HRH Holdings with and into HRHI. The Company acquired the assets comprising the Hard Rock Hotel & Casino Las Vegas business from HRH Holdings pursuant to the Assignment. As a result of the Assignment, the Company, through a subsidiary, obtained the assets comprising the Hard Rock Hotel & Casino Las Vegas business. Commencing on March 1, 2011 the gaming operations at the Hard Rock Hotel & Casino Las Vegas have been operated by WG-Harmon pursuant to the Management Agreement.
(2)	HRH Holdings completed its 2008 annual impairment tests of goodwill and indefinite-lived intangible assets as of October 31, 2008. The income approach, market approach, and cost approach were considered in arriving at a fair value estimate of the HRH Holdings’ intangible assets. As a result of this analysis, HRH Holdings recognized a non-cash impairment charge of approximately $181.3 million related to goodwill and $10.0 million related to certain indefinite-lived intangible assets in the fourth quarter of 2008. The impairment charge represents all of the goodwill recognized at the time of the Acquisition and a portion of the value of the Hard Rock license. The impairment charge resulted from factors impacted by current market conditions including: (i) lower market valuation multiples for gaming assets; (ii) higher discount rates resulting from turmoil in the credit and equity markets; and (iii) current cash flow forecasts for HRH Holdings. See “Critical Accounting Policies—Impairment of Goodwill, Intangible Assets and Other Long-lived Assets.”
(3)	HRH Holdings completed its 2009 annual impairment tests of land intended for sale and indefinite-lived intangible assets as of October 31, 2009. The income approach, market approach and cost approach were considered in arriving at a fair value estimate of HRH Holdings’ intangible assets and land intended for sale. As a result of this analysis, HRH Holdings recognized a non-cash impairment charge of approximately $108.7 million related to the land intended for sale and determined there was no impairment indicated for indefinite-lived intangible assets in the fourth quarter of 2009. The impairment charge resulted from factors impacted by current market conditions.
(4)	HRH Holdings completed its 2010 annual impairment tests of adjacent land and indefinite-lived intangible assets as of October 31, 2010. The income approach, market approach and cost approach were considered in arriving at a fair value estimate of HRH Holdings’ intangible assets and adjacent land. As a result of this analysis, HRH Holdings recognized a non-cash impairment charge of approximately $16.2 million related to the adjacent land and determined there was no impairment indicated for indefinite-lived intangible assets in the fourth quarter of 2010. The impairment charge resulted from factors impacted by current market conditions including: (i) lower market valuation multiples for gaming assets; (ii) higher discount rates resulting from turmoil in the credit and equity markets; and (iii) current cash flow forecasts for HRH Holdings. See “Critical Accounting Policies—Impairment of Land, Goodwill, Intangible Assets and Other Long-lived Assets.”

UNAUDITED PRO FORMA FINANCIAL DATA

The following unaudited pro forma statement of operations for the year ended December 31, 2010 and nine months ended September 30, 2011, give effect to the Assignment as if it occurred on January 1, 2010. The unaudited pro forma statement of operations for the nine months ended September 30, 2011 includes the actual results of operations for the Company for the period from March 1, 2011 through September 30, 2011 and the pro forma results of operations for HRH Holdings for the period from January 1, 2011 to February 28, 2011 as adjusted as described below. The unaudited pro forma consolidated financial statements are not necessarily indicative of the results that would have been reported had such transactions actually occurred on the date specified, nor are they indicative of the Company’s future results of operations or financial condition. The unaudited pro forma consolidated financial statements are based on and should be read in conjunction with, and are qualified in their entirety by, the historical consolidated financial statements and notes thereto of the Company and the historical consolidated financial statements and notes thereto of HRH Holdings appearing elsewhere in this registration statement.

Unaudited Pro Forma Statement of Operations (For the Nine Months Ended September 30, 2011 and the Year Ended December 31, 2010)

	Company	HRH Holdings	Pro Forma Adjustments (1a)		Company	HRH Holdings	Pro Forma Adjustments (1a)			Company
	Mar 1, 2011 to Sep 30, 2011	Jan 1, 2011 to Feb 28, 2011			Pro Forma As Adjusted for Nine Months Ended Sep 30, 2011	Jan 1, 2010 to Dec 31, 2010				Pro Forma As Adjusted for Year Ended Dec 31, 2010
	(in thousands)
REVENUES:
Casino	$26,023	$5,973			$31,996	$59,703	$			$59,703
Lodging	36,692	9,222			45,914	55,405				55,405
Food and beverage	54,629	12,390			67,019	96,669				96,669
Retail	1,858	426			2,284	4,452				4,452
Other	17,428	4,591			22,019	31,242				31,242
Less: promotional allowances	(10,695)	(3,345)			(14,040)	(23,500)				(23,500)

Net revenues	125,935	29,257			155,192	223,971				223,971

COSTS AND EXPENSES:
Casino	21,393	5,666			27,059	48,067				48,067
Lodging	11,757	3,122			14,879	18,617				18,617
Food and beverage	28,214	5,748			33,962	51,612				51,612
Retail	1,197	273			1,470	2,872				2,872
Other	9,588	2,877			12,465	22,320				22,320
Marketing	3,376	843			4,219	8,656				8,656
Fee and expense reimbursement—Related-party	1,960	932	(372	)(2)	2,520	9,444		(6,084	)(2)	3,360
General and administrative	22,746	6,389			29,135	47,701				47,701
Depreciation and amortization	19,494	10,858	(5,288	)(1b)	25,064	55,575		(22,165	)(1b)	33,410
Loss on disposal of assets	615	—			615	3,138				3,138
Pre-opening	146	—			146	726				726
Impairment of land, goodwill and license rights	—	—			—	16,180 (4)		(16,180)		—

Total costs and expenses	120,486	36,708	(5,660)		151,534	284,908		(44,429)		240,479

(LOSS) INCOME FROM OPERATIONS	5,449	(7,451)	5,660		3,658	(60,937)		44,429		(16,508)

Interest income	47	8			55	38				38
Interest expense, net of capitalized interest	(44,018)	(14,870)	2,293	(1c)	(56,595)	(68,251)		(7,208	)(1c)	(75,459)

Gain on forgiveness of debt	—	32,460	(32,460	)(3)	—	—

(Loss) income before income tax (benefit) expense	(38,522)	10,147	(24,507)		(52,882)	(129,150)		37,221		(91,929)
Income tax (benefit) expense	—	141	(141	)(1d)	—	467		(467	)(1d)	—
Net (loss) income	(38,522)	10,006	(24,366)		(52,882)	(129,617)		37,688		(91,929)

Other Comprehensive Income (Loss):
Interest rate cap fair market value adjustment gain (loss), net of tax	(335)	335			—	1,976				1,976

Comprehensive (loss) income	$(38,857)	$10,341	$(24,366)		$(52,882)	$(127,641)		$37,688		$(89,953)

(1)	The following is a description of the pro forma adjustments to the statement of operations for the nine months ended September 30, 2011 and the year ended December 31, 2010 to give effect to the Assignment as if they occurred on January 1, 2010.
(a)	Actual revenue and expenses from January 1, 2010 through February 28, 2011 for HRH Holdings have been added to the March 1, 2011 through September 30, 2011 operating results.
(b)	Reflects an adjustment to depreciation expense based upon the following preliminary estimates of fair value of property and equipment:

	Estimated Fair Value	Estimated Useful Life (years)		Estimated Annual Depreciation		Estimated Quarterly Depreciation
Land	$115,600	$	N/A	$	N/A	$	N/A
Land Improvements	18,550		20		928		232
Buildings	443,958		40		11,099		2,775
FF&E	76,222		5		15,244		3,811
Intangible Assets	185,265		1-10		6,014		1,504
Memorabilia	5,000		40		125		31

Pro forma depreciation expense					33,410		8,353
Less historical depreciation expense					(i) 55,575		(ii) 13,894

Pro forma depreciation adjustment					$(22,165)		$(5,541)

(i)	Actual annual depreciation and amortization as reflected in HRH Holdings’ year end December 31, 2010.
(ii)	Actual depreciation and amortization as reflected in a quarterly average of HRH Holdings’ year ended December 31, 2010 period of January 1, 2011 through February 28, 2011.
(c)	Reflects the pro forma interest expense resulting from the incurrence and retirement of debt related to the Assignment. For purposes of this calculation, approximately $375.6 million of historical debt is eliminated resulting in approximately $56.6 million and $75.5 million of pro forma interest expense for the nine months ended September 30, 2011 and the year ended December 31, 2010, respectively. The loan provides for interest at London InterBank Offered Rate (“LIBOR”) plus 2.5% with a 1.5% LIBOR floor (total of 4% at September 30, 2011).
(d)	The income tax expense for the nine months ended September 30, 2011 and the income tax expense for the year ended December 31, 2010 have been removed, as the Company is a limited liability company which will not be subject to tax at the entity level.
(2)	Reflects the pro forma related-party expenses resulting from the change in management company related to the Assignment. The Company pays WG-Harmon a management fee pursuant to the Management Agreement in an amount equal to $37,500 per month. The Company also pays WG-Harmon a management fee pursuant to the Resort Management Agreement in an amount equal to a base fee of $112,500 per month plus an incentive management fee based on the performance of the adjusted EBITDA of the Hard Rock Hotel & Casino Las Vegas. This incentive management fee is calculated as an amount equal to the adjusted EBITDA for the first term year of the Resort Management Agreement multiplied by two-tenths (0.2), minus the adjusted EBITDA threshold for the first term year. The adjusted EBITDA threshold for the first term year is equal to the adjusted EBITDA ($31,982,794) multiplied by one and fifteen-hundreds (1.15). For the year ended December 31, 2010 and the nine months ended September 30, 2011, pursuant to the terms of the Resort Management Agreement, the Company would have paid an incentive fee of $1,560,374 and $1,170,280, respectively, and a total management fee of $3,360,374 and $2,520,280, respectively. HRH Holdings previously paid Morgans Hotel Group a management fee to operate the Hard Rock Hotel & Casino Las Vegas. This management fee was $9,444,260 for the year ended December 31, 2010 and $931,795 for the period from January 1, 2011 to February 28, 2011.

The pro forma adjustment to related-party expense was calculated as follows:

	Estimated Annual Related-Party		Estimated Quarterly Related-Party
Pro forma related-party expense		3,360	840
Less historical depreciation expense	(i)	9,444	(ii) 2,361

Pro forma related-party adjustment		$(6,084)	$(1,521)

(i)	Actual annual related-party expense as reflected in HRH Holdings’ year end December 31, 2010.
(ii)	Actual related-party expense as reflected in a quarterly average of HRH Holdings’ year ended December 31, 2010.
(3)	The gain on forgiveness of debt was a result of HRH Holdings receiving a notice of foreclosure for failure to make the December 2010 payment on debt outstanding of $53.9 million for an 11-acre parcel of land adjacent to the Hard Rock Hotel & Casino Las Vegas. This parcel of land was previously held by HRHH Development Transferee, LLC, which was not one of the entities directly or indirectly acquired by the Company pursuant to the Assignment. The cure period expired in January 2011 when HRHH Development Transferee, LLC executed the Deed In Lieu of Foreclosure and conveyed the land back to the lender in satisfaction of the debt outstanding.
(4)	HRH Holdings completed its 2010 annual impairment tests of adjacent land and indefinite-lived intangible assets as of October 31, 2010. The income approach, market approach and cost approach were considered in arriving at a fair value estimate of HRH Holdings’ intangible assets and adjacent land. As a result of this analysis, HRH Holdings recognized a non-cash impairment charge of approximately $16.2 million related to the 11-acre parcel of land adjacent to the Hard Rock Hotel & Casino Las Vegas and determined there was no impairment indicated for indefinite lived intangible assets in the fourth quarter of 2010. The impairment charge resulted from factors impacted by current market conditions including: (i) lower market valuation multiples for gaming assets; (ii) higher discount rates resulting from turmoil in the credit and equity markets; and (iii) current cash flow forecasts for HRH Holdings. The Company determined there was no impairment indicated for indefinite-lived intangible assets in the fourth quarter of 2010. See “Critical Accounting Policies—Impairment of Land, Goodwill, Intangible Assets and Other Long-lived Assets.” The impairment adjustment is due to the fact that this parcel of land was not part of the assets conveyed to the Company pursuant to the Assignment. All of the other assets (other than such 11-acre parcel of land) relating to the Hard Rock Hotel & Casino Las Vegas, as such business was conducted prior to the Assignment, were transferred to the Company pursuant to the Assignment.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH OUR AND HRH HOLDINGS’ CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, AND THE OTHER FINANCIAL INFORMATION APPEARING ELSEWHERE IN THIS REGISTRATION STATEMENT.

Within this management’s discussion and analysis of financial condition and results of operation for the period from March 1, 2011 to September 30, 2011, references to the “Company,” “we,” “us,” or “our” refer to BREF HR, LLC, and references to “HRH Holdings” for the period from January 1, 2008 to February 28, 2011 refer to Hard Rock Hotel Holdings, LLC.

        Substantially all of our current business is comprised of the operation of the Hard Rock Hotel & Casino Las Vegas. For the nine months ended September 30, 2011, Hard Rock Hotel & Casino Las Vegas’ gross revenues were derived 18.9% from gaming operations, 39.6% from food and beverage, 27.1% from lodging and 14.4% from retail and other sales. Our business strategy is to provide our guests with an energetic and exciting gaming and entertainment environment with the services and amenities of a luxury boutique hotel. Because of the substantial costs incurred during the expansion project, our financial condition, results of operation and liquidity for periods during the project (which was substantially completed in 2009) are not expected to be comparable to our financial condition, results of operation and liquidity for periods before or after completion of the project.

The historical consolidated financial statements HRH Holdings included herein represent the financial condition, results of operation and liquidity of the Hard Rock Hotel & Casino during the period prior to March 1, 2011. For comparative purposes, a comparison of the results of operations of HRH Holdings for the years ended December 31, 2010, 2009 and 2008 is included.

In January 2011, HRH Holdings received a notice of acceleration from its lenders under the Facility, and also from NRFC, the second mezzanine lender pursuant to the Second Mezzanine Loan Agreement, and declaring all unpaid principal and accrued interest immediately due and payable. On February 1, 2011 NRFC commenced an action in the Supreme Court of New York and on February 2, 2011 Brookfield Financial and Mortgage Lender commenced an action in the Supreme Court of New York. Following filing of such actions, subsidiaries of HRH Holdings, the Mortgage Lender, Brookfield Financial, NRFC, Morgans, certain affiliates of DLJMBP, and certain other related parties entered into a Standstill and Forbearance Agreement, dated as of February 6, 2011. Pursuant to such agreement, among other things, until February 28, 2011, the Mortgage Lender, Brookfield Financial and NRFC agreed not to take any action or assert any right or remedy arising with respect to any of the applicable loan documents or the collateral pledged under such loan documents. In addition, pursuant to the Forbearance Agreement, NRFC agreed to withdraw its foreclosure notice, and the parties agreed to jointly request a stay of all action on the pending motions that had been filed by various parties to enjoin such foreclosure proceedings.

The Assignment closed on March 1, 2011. The Assignment provided for, among other things:

•

the transfer by HRH Holdings to an affiliate of Brookfield Financial of 100% of the indirect equity interests in the Hard Rock Hotel & Casino Las Vegas and other related assets, namely HHRH JV Junior Mezz and HRHH Gaming Junior Mezz;

•

release of the non-recourse carve-out guaranties provided by HRH Holdings with respect to the loans made by the Mortgage Lender, Brookfield Financial and NRFC to the direct and indirect owners of the Hard Rock Hotel & Casino Las Vegas; and

•	termination of the Morgans management agreement.

The following discussion and analysis covers periods both prior and subsequent to the Assignment. HRH Holdings’ historical consolidated financial statements included herein for the periods prior to March 1, 2011 represent the financial condition, results of operations and liquidity of HRH Holdings prior to the closing of the Assignment. Our historical consolidated financial statements included herein for the period following the closing of the Assignment represent our financial condition, results of operation and liquidity after the Assignment. As a result of various factors, the financial condition, results of operations and liquidity for the periods beginning on or after March 1, 2011 may not be comparable to the information prior to that date. For comparative purposes, below we have included a comparison of our and HRH Holdings’ combined unaudited results of operations for the nine months ended September 30, 2010 to the unaudited results of operations for the nine months ended September 30, 2011, which include periods of operation by HRH Holdings and the Company. While the Company believes that a comparison of the results of operations for this period provides useful information regarding the changes in operating data between the periods, not all of the data is comparable due to the impact that the Assignment has had on the amount of interest expense and depreciation and amortization we incur.

Due to a number of factors affecting consumers, including continued recessionary conditions in global economies, contracted credit markets, and reduced consumer spending, the outlook for the gaming, travel, and entertainment industries both domestically and abroad remains highly uncertain. Based on these adverse circumstances, we believe that we may experience lower hotel occupancy rates as compared to that of prior periods. Changes in discretionary consumer spending has resulted in fewer customers visiting, or customers spending less, at our property, which has adversely impacted and may continue to adversely impact our revenues and the availability and cost of credit. The current situation in the world credit markets may adversely impact the availability and cost of credit, which could adversely affect our liquidity, future growth and operations.

Recent economic conditions in the local, regional, national and global markets have negatively affected our results of operations, and may continue to negatively affect our results of operations in the future. During periods of economic recessions such as the current period, our revenues could decrease while some of our costs remain fixed or even increase, resulting in decreased earnings. Gaming and other leisure activities we offer represent discretionary expenditures and participation in such activities may decline during economic downturns, during which consumers generally earn less disposable income. These and other uncertainties have and may continue to adversely affect our results of operations.

Prior to obtaining the necessary gaming approvals, we were prohibited from receiving any revenues of the casino at the Hard Rock Hotel & Casino Las Vegas. As such, we entered into the Casino

Lease with LVHR, a licensed third party casino operator, and the Resort Management Agreement with WG-Harmon under which WG-Harmon conducts the gaming and other operations at the casino. The Casino Lease provides for base rent equal to $1.25 million per month. In addition to the base rent, LVHR must pay for certain rent-related costs. See “Business—Agreements Governing the Operation of the Hard Rock Hotel & Casino Las Vegas—Resort Management Agreement.”

The Assignment was accounted for as a business combination in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations.

HRH Holdings and the Company each evaluate our variable interests in accordance with FASB ASC 810-10, Consolidation (prior authoritative literature: FASB Interpretation No. (“FIN”) 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, as amended) (“FASB ASC 810-10 (FIN 46R)”), to determine if they are variable interests in variable interest entities. FASB ASC 810-10 (FIN 46R) previously required certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Prior to early 2008, the gaming operations of HRH Holdings at the Hard Rock casino were operated pursuant to a Casino Sublease entered into by HRH Holdings with Golden HRC, LLC (the “Holdings Casino Operator”), a third party lessee, (as amended on January 9, 2007, the “Holdings Casino Sublease”) which purchased the gaming assets located at the premises with a Gaming Asset Note in an amount equal to approximately $6.8 million (the “Gaming Asset Note”). In addition, where and to the extent that the monthly Casino EBITDAR (as was defined in Holdings Casino Sublease) for the previous month fell below the base rent under Holdings Casino Sublease, the Casino Operator would provide HRH Holdings with the difference between the base rent and the Casino EBITDAR in monthly shortfall notes (“Shortfall Notes”). In contrast, where and to the extent that monthly Casino EBITDAR exceeded the base rent, the Casino Operator would establish a reserve account for excess cash flow, which would be applied toward satisfying certain amounts due under the Shortfall Notes. Once the Casino Operator paid out such amounts as became due under the Shortfall Notes, 75.0% of any surplus fund reserves remaining would be earmarked for repayment of the Gaming Asset Note and a Working Capital Note, according to the terms contained in Holdings Casino Sublease should be similar to the terms in the resort management agreement. In early 2008, HRH Holdings received a license from the Nevada Commission to serve as the operator of the gaming facilities at the Hard Rock, HRH Holdings assumed operation of the gaming facilities and Holdings Casino Sublease was terminated. Upon termination of Holdings Casino Sublease on February 29, 2008, the Casino Operator relinquished all of the gaming assets to HRH Holdings and, in return, HRH Holdings forgave any remaining balance on the Gaming Asset Note. At that time, there were no excess funds remaining in the surplus fund reserve. The Company believes that HRH Holdings determined that it was the primary beneficiary of the gaming operations because HRH Holdings was ultimately responsible for a majority of the operations’ losses and was entitled to a majority of the operations’ residual returns. Therefore, the gaming operations conducted by Holdings Casino Operator were consolidated in HRH Holdings’ financial statements. Similarly, LVHR is currently the third party operator of all gaming operations at the Hard Rock Hotel & Casino Las Vegas. The Company currently intends that LVHR will become one of our indirect subsidiaries and we will assume operation of the gaming facilities at the Hard Rock Hotel & Casino Las Vegas by the end of the first quarter of 2012.

The Company does not currently own any interest in LVHR or its affiliated entities, WG-Harmon and Warner Gaming. However, since the Company believes that it is the primary beneficiary of the gaming operations because under current accounting standard ASC 810-10 the Company both has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entities that could potentially be significant to the variable interest entity.

As is customary for companies in the gaming industry, we present average occupancy rate and average daily rate for the Hard Rock Hotel & Casino Las Vegas including rooms provided on a complimentary basis. Operators of hotels in the lodging industry generally may not follow this practice, as they may present average occupancy rate and average daily rate net of rooms provided on a complimentary basis. We calculate (a) average daily rate by dividing total daily lodging revenue by total daily rooms rented and (b) average occupancy rate by dividing total rooms occupied by total number of rooms available. We account for lodging revenue on a daily basis. Rooms provided on a complimentary basis include rooms provided free of charge or at a discount to the rate normally charged to customers as an incentive to use the casino. Complimentary rooms reduce average daily rate for a given period to the extent the provision of such rooms reduces the amount of revenue we would otherwise receive. We do not separately account for the number of occupied rooms that are provided on a complimentary basis, and obtaining such information would require unreasonable effort and expense within the meaning of Rule 12b-21 under the Exchange Act.

The following are key gaming industry-specific measurements we use to evaluate casino revenues. “Table game drop,” “slot machine handle” and “race and sports book write” are used to identify the amount wagered by patrons for a casino table game, slot machine or racing events and sports games, respectively. “Drop” and “Handle” are abbreviations for table game drop and slot machine handle. “Table game hold percentage,” “slot machine hold percentage” and “race and sports book hold percentage” represent the percentage of the total amount wagered by patrons that the casino has won. Such hold percentages are derived by dividing the amount won by the casino by the amount wagered by patrons. Based on historical experience, in the normal course of business we expect table games hold percentage for any period to be within the range of 12% to 16%, slot machine hold percentage for any period to be within the range of 4% to 7% and race and sports book hold percentage to be within the range of 4% to 8%. For the period beginning on March 1, 2011 the Company is beneficiary of rental payments under the Casino Lease, which includes results relating to the sports book and other operations at the Hard Rock Hotel & Casino Las Vegas for which LVHR receives certain rental payments.

Results of Operations

The following table presents consolidated statement of operations data for each of the periods indicated as a percentage of revenues.

	Period From			Year Ended
	HRH Holdings(1)		Company(1)	HRH Holdings(1)
	Nine Months Ended Sep 30, 2010	Jan 1 2011 to Feb 28, 2011	Mar 1, 2011 to Sep 30, 2011	Dec 31, 2008	Dec 31, 2009	Dec 31, 2010
	(in thousands)
	(unaudited)		(unaudited)
STATEMENT OF OPERATIONS DATA:
REVENUES:
Casino	27.0%	20.4%	20.7%	32.4%	26.9%	26.7%
Lodging	24.2	31.5	29.1	23.7	21.7	24.7
Food and beverage	44.2	42.3	43.4	42.7	46.2	43.2
Retail	2.0	1.5	1.5	3.7	3.1	2.0
Other	13.2	15.7	13.8	9.6	17.0	13.9

Gross revenues	110.6	111.4	108.5	112.1	114.9	110.5
Less: promotional allowances	(10.6)	(11.4)	(8.5)	(12.1)	(14.9)	(10.5)

Net revenues	100.0	100.0	100.0	100.0	100.0	100.0

COSTS AND EXPENSES:
Casino	21.0	19.4	17.0	22.9	26.3	21.5
Lodging	7.8	10.7	9.3	4.8	4.5	8.3
Food and beverage	23.5	19.6	22.4	23.0	23.4	23.0
Retail	1.3	0.9	1.0	1.8	1.9	1.3
Other	10.1	9.8	7.6	7.1	13.4	10.0
Marketing	3.6	2.9	2.7	3.1	3.0	3.9
Fee and expense reimbursements—related party	4.2	3.2	1.6	4.3	4.4	4.2
General and administrative	21.8	21.8	18.1	23.8	17.5	21.3
Depreciation and amortization	21.8	37.1	15.5	14.3	14.3	24.8
Loss on disposal of assets	0.0	—	0.5	0.0	0.1	1.4
Pre-opening	0.4	—	0.1	3.6	6.1	0.3
Impairment of land, goodwill and license rights	—	—	0.0	116.4	67.3	7.2

Total costs and expenses	115.4	125.5	95.7	225.1	182.1	127.2
(LOSS) INCOME FROM OPERATIONS	(15.4)	(25.5)	4.3	(125.1)	(82.1)	(27.2)
Interest income	0.0	0.0	0.0	0.9	0.2	0.0
Interest expense, net of capitalized interest	(29.0)	(50.8)	(35.0)	(48.0)	(49.3)	(30.5)
Gain on forgiveness of debt	—	110.9		—	—	—
(Loss) income before income tax (benefit) expense	(44.4)	34.7	(30.6)	(172.1)	(131.2)	(57.7)
Income tax (benefit) expense	0.2	0.5		(0.4)		0.2

Net (loss) income	(44.6)	34.2	(30.6)	(171.8)	(131.2)	(57.9)
Interest rate cap fair market value adjustment, net of tax	0.9	1.1	(0.3)	(10.4)	(9.2)	0.9

Comprehensive loss	(43.8%)	35.3%	(30.9%)	(182.2%)	(122.0%)	(57.0%)

(1)	The Company was formed by Brookfield Financial to acquire the Hard Rock Hotel & Casino Las Vegas and certain related assets. HRH Holdings was formed by DLJMBP and Morgans to acquire the Hard Rock Hotel & Casino Las Vegas and certain related assets. The Hard Rock Hotel & Casino Las Vegas was owned by HRH Holdings during the period from February 2, 2007 to February 28, 2011. The Company acquired the assets comprising the Hard Rock Hotel & Casino Las Vegas business from HRH Holdings pursuant to the Assignment. As a result of the Assignment, the Company, through a subsidiary, obtained the assets comprising the Hard Rock Hotel & Casino Las Vegas business. Commencing on March 1, 2011 the gaming operations at the Hard Rock Hotel & Casino Las Vegas have been operated by WG-Harmon pursuant to the Management Agreement.

The following table presents consolidated statement of operations data for the nine months ended September 30, 2011 and the years ended December 31, 2010 and 2009 and the change in such data between the two periods.

	Period From			Year Ended		Change from Year Ended Dec 31, 2009 to Year Ended Dec 31, 2010
	HRH Holdings(1)		Company(1)	HRH Holdings(1)		HRH Holdings(1)
	Nine Months Ended Sep 30, 2010	Period From Jan 1 to Feb 28, 2011	Period From Mar 1 to Sep 30, 2011	Dec 31, 2009	Dec 31, 2010	Change ($)	Change (%)
	(in thousands)
	(unaudited)		(unaudited)
STATEMENT OF OPERATIONS DATA:
REVENUES:
Casino	$48,414	$5,973	$26,023	$43,527	$59,703	$16,176	37.2%
Lodging	43,431	9,222	36,692	35,063	55,405	20,342	58.0
Food and beverage	79,336	12,390	54,629	74,555	96,669	22,114	29.7
Retail	3,572	426	1,858	5,019	4,452	(567)	-11.3
Other	23,649	4,591	17,428	27,534	31,242	3,708	13.5

Gross revenues	198,402	32,602	136,630	185,698	247,471	61,773	33.3
Less: promotional allowances	(19,063)	(3,345)	(10,695)	(24,144)	(23,500)	644	-2.7

Net revenues	179,339	29,257	125,935	161,554	223,971	62,417	38.6

COSTS AND EXPENSES:
Casino	37,607	5,666	21,393	42,421	48,067	(5,646)	-13.3
Lodging	14,017	3,122	11,757	7,293	18,617	(11,324)	-155.3
Food and beverage	42,182	5,748	28,214	37,818	51,612	(13,794)	-36.5
Retail	2,283	273	1,197	3,014	2,872	142	4.7
Other	18,136	2,877	9,588	21,686	22,320	(634)	-2.9
Marketing	6,515	843	3,376	4,830	8,656	(3,826)	-79.2
Fee and expense reimbursements—related party	7,505	932	1,960	7,046	9,444	(2,398)	-34.0
General and administrative	39,016	6,389	22,746	28,305	47,701	(19,396)	-68.5
Depreciation and amortization	39,047	10,858	19,494	23,062	55,575	(32,513)	-141.0
Loss on disposal of assets	2	—	615	97	3,138	(3,041)	-3,135.1
Pre-opening	726	—	146	9,886	726	9,160	92.7
Impairment of land, goodwill and license rights	—	—	—	108,720	16,180	(92,540)	-85.1

Total costs and expenses	207,036	36,708	120,486	294,178	284,908	9,270	-3.2

(LOSS) INCOME FROM OPERATIONS	(27,697)	(7,451)	5,449	(132,624)	(60,937)	71,687	-54.1

Interest income	24	8	47	329	38	(291)	-88.5
Interest expense, net of capitalized interest	(51,990)	(14,870)	(44,018)	(79,570)	(68,251)	11,319	-14.2

Gain on forgiveness of debt	—	32,460	—	—	—	—	—

Loss before income tax benefit	(79,663)	10,147	(38,522)	(211,865)	(129,150)	82,715	-39.0
Income tax (benefit) expense	359	141	—	—	467	467	-100.0

Net income (loss)	(80,022)	10,006	(38,522)	(211,865)	(129,617)	82,248	38.8
Other Comprehensive Loss:
Interest rate cap market value adjustment, net of tax	1,550	335	(335)	14,883	1,976	(12,907)	-86.7

Comprehensive loss	$(78,472)	$10,341	$(38,857)	$(196,982)	$(127,641)	$69,341	-35.2%

(1)

The Company was formed by Brookfield Financial to acquire the Hard Rock Hotel & Casino Las Vegas and certain related assets. HRH Holdings was formed by DLJMBP and Morgans to acquire the Hard Rock Hotel & Casino Las Vegas and certain related assets. The Hard

Rock Hotel & Casino Las Vegas was owned by HRH Holdings during the period from February 2, 2007 to February 28, 2011. The Company acquired the assets comprising the Hard Rock Hotel & Casino Las Vegas business from HRH Holdings pursuant to the Assignment. As a result of the Assignment, the Company, through a subsidiary, obtained the assets comprising the Hard Rock Hotel & Casino Las Vegas business. Commencing on March 1, 2011 the gaming operations at the Hard Rock Hotel & Casino Las Vegas have been operated by WG-Harmon pursuant to the Management Agreement.

Results of Operations for the Nine Months Ended September 30, 2011 Compared to the Results of Operations for the Nine Months Ended September 30, 2010 for the Company and HRH Holdings

In the following discussion references to the nine months ended September 30, 2011 refer to combining the results of HRH Holdings for the period from January 1, 2011 to February 28, 2011 with the results of the Company for the period from March 1, 2011 to September 30, 2011.

Since March 1, 2011 the Hard Rock Hotel & Casino Las Vegas and related assets have been owned by the Company pursuant to the assignment thereof from HRH Holdings. The Hard Rock Hotel & Casino Las Vegas was owned by HRH Holdings during the period from February 2, 2007 to February 28, 2011. The following management’s discussion and analysis of financial condition and results of operation includes a summary of the combined periods of ownership of the Hard Rock Hotel & Casino Las Vegas by HRH Holdings and the Company, respectively, during the nine months ended September 30, 2011.

Net Revenues. Net revenues decreased 13.5% for the nine months ended September 30, 2011 to $155.2 million compared to $179.3 million for the nine months ended September 30, 2010. The $24.1 million decrease in net revenues was primarily attributable to an $16.4 million or 33.9% decrease in casino revenue, a $12.3 million or 15.5% decrease in food and beverage revenue, a $1.3 million or 36.1% decrease in retail revenue and a $1.6 million or 6.9% decrease in other revenues. These decreases were offset by a $2.5 million or 5.7% increase in lodging revenue and a $5.0 million or 26.3% decrease in promotional allowances furnished to customers on a complimentary basis. Management believes the overall decrease in net revenue is a result of continued pressures from the soft local economy and an increase in competition on the Strip.

Casino Revenues. During the nine months ended September 30, 2011, we were prohibited from receiving any revenues of the casino at the Hard Rock Hotel & Casino Las Vegas because we had not obtained the necessary gaming approvals during this period. Additionally, revenues relating to the sports book operations accrued to LVHR in accordance with the terms of the Casino Lease. As such, the Company did not directly earn any casino revenues, including any amounts in respect of the sports book, for the period from March 1, 2011 to September 30, 2011. However, the Company has included revenues earned by LVHR in its consolidated financial statements in accordance with applicable guidance relating to variable interest entities. See note 1 to the unaudited consolidated financial statements of the Company. For the nine month period ended September 30, 2011, the $16.4 million decrease in casino revenues was primarily due to a $13.7 million or 39.4% decrease in table games revenue and a $1.3 million or 11.3% decrease in slot revenue. The decrease in table games revenues was due to a decrease in table games hold percentage and a decrease in table games drop. Management believes the decrease in table games drop was due to increased competition from other hotel/casinos on the Las Vegas strip. Table games hold percentage decreased 2.4% to 11.2% from 13.6%. Table games drop decreased $67.1 million or 26.3% to $187.8 million. The average number of table games in operations decreased to 90 from 117 tables. The net result of these changes in drop and hold percentage was a decrease in win per table game per day to $857 from $1,088, a decrease of $231 or 21.2%. We have historically reported table games hold percentage using the gross method, while casinos on the Las Vegas Strip report hold percentage using the net method (which reduces the table game drop by marker repayments made in the gaming pit area). For the purpose of comparison to properties on the Las Vegas Strip, our net hold percentage for the nine months ended September 30, 2011 was 14.3% compared to 17.4% for the nine months ended September 30, 2010. Slot machine revenues decreased $1.3 million to $10.5 million. Slot machine handle decreased $1.2 million from $255.7 million to $254.5 million. Slot machine hold percentage decreased 50 basis points to 4.1% from 4.6%. The number of slot machines in operation decreased to 641 from 764, a decrease of 123 machines or 16.1%. The net result of these changes in handle, hold percentage and average number of slot machines in operation was an increase in net win per slot machine per day to $60.16 from $56.93, an increase of $3.24. Race and sports book revenue decreased $0.8 million due to the race and sports book operation being taken over by Cantor Gaming under a lease arrangement. Poker revenue decreased $0.6 million or 57.2% to $0.5 million from $1.1 million as a result of reducing the number tables when the poker lounge was relocated.

Casino Lease. For the period from March 1, 2011 to September 30, 2011 we received a total of $8.7 million from LVHR with respect to the Casino Lease. As noted above, we included revenues earned by LHVR in our consolidated financial statements in accordance with applicable guidance relating to variable interest entities. As a result, the payments from LVHR to the Company under the Casino Lease are eliminated in consolidation.

Lodging Revenues. The $2.5 million increase in lodging revenues to $45.9 million was primarily due to a 3.0% increase in total occupied rooms to 335,868 from 326,035. Average daily rate increased $3.49 to $136.7 or 2.6%. The increase in average daily rate was a result of yielding opportunities from a strong convention base in the first three months of 2011. Hotel occupancy increased to 84.8% from 80.2% between periods. Management believes occupancy increased as a result of group room night growth and shifts in marketing strategies for Transient and Leisure segments. Revenue per available room increased $9.02 to $115.91 from $106.89 or 8.4%.

Food and Beverage Revenues. The $12.3 million decrease in food and beverage revenues was primarily due to a $9.6 million decrease in revenue from Vanity, a $1.3 million decrease in 35 Steaks & Martinis which replaced Rare 120 earlier in 2011, a $0.9 million decrease in LTO, which replaced Ago, a $0.6 million decrease in Beach Club, a $0.9 million decrease in room service, a $2.5 million decrease in Wasted Space, which closed last year to make room for the new race and sports book, a $0.7 million decrease in West Pool, a $0.2 million decrease in The Joint, and a $0.1 million decrease in the Midway Bar. These decreases were partially offset by a $1.2 million increase in banquets, a $0.6 million increase in service bars, a $0.6 million increase in Luxe Bar, a $0.6 million increase in The Lounge, a $0.5 million increase in Pink Taco, a $0.5 million increase in Johnny Smalls, a $0.2 million increase in Hells Bells Bar and a $0.1 million increase in Center Bar. Management believes that the overall decrease in food and beverage revenues is a result of additional daylife/nightlife venues within the Las Vegas market.

Retail Revenues. We believe the $1.2 million decrease in retail revenues was due to fewer non-hotel guests visiting the resort as a result of having 24 fewer concerts during the period ended September 30, 2011 as compared to the period ended September 30, 2010.

Other Revenues. Other revenue decreased $1.6 million primarily due to a decrease in entertainment revenue as a result of having 24 fewer events in 2011 compared to 2010.

Promotional Allowances. Promotional allowances decreased $5.0 million or 26.3% over the prior period for the nine months ended September 30, 2011. Promotional allowances decreased as a percentage of total revenues to 9.1% from 10.6% between periods.

Casino Expenses. Casino expenses decreased $10.5 million or 28.0% to $27.1 million. The decrease was primarily due to a $3.5 million decrease in complimentaries, a $3.1 million decrease in payroll, a $1.4 million decrease in customer discounts, a $1.2 million decrease in taxes and licenses, a $0.9 million decrease in returned markers and a $0.4 million decrease in customer travel reimbursement. We issue credit in the form of “markers” to approved casino customers following investigations of creditworthiness. Non-performance by these parties would result in losses up to the recorded amount of the related receivables. Business or economic conditions or other significant events could also affect the collectibility of such receivables. The Company’s provision and allowance for doubtful accounts are based on estimates by management of the collectability of the receivable balances at each period end. Management’s estimates consider, among other factors, the age of the receivables, the type or source of the receivables and the results of collection efforts to date, especially with regard to significant accounts.

Lodging Expenses. Lodging costs and expenses increased 6.1% or $0.9 million to $14.9 million for the nine months ended September 30, 2011. Lodging expenses in relation to lodging revenues increased to 32.4% from 32.3% in the prior period due primarily to a $0.3 million increase in payroll and related expenses, a $0.2 million increase in hotel related bad debt and a $0.4 million increase in repairs and maintenance expenses.

Food and Beverage Costs And Expenses. Food and beverage costs and expenses decreased 19.5% or $8.2 million to $34.0 million. Food and beverage expenses in relation to food and beverage revenues decreased to 50.7% from 53.1% in the prior period due primarily to a $3.0 million decrease in cost of sales, a $4.4 million decrease in payroll related expenses and a $1.6 million decrease in management fee expenses. These decreases were partially offset by a $0.6 million increase in contract services and a $0.2 million increase in professional services for disc jockeys and event promotion. The majority of the cost of sales and payroll reduction is attributable to the Daylife/Nightlife operations at the Hard Rock.

Retail Costs and Expenses. Retail costs and expenses decreased 35.6% or $0.8 million to $1.5 million. Retail costs and expenses in relation to retail revenues increased to 64.4% from 64.0% in the prior period due to lower revenues and a lack of logo merchandise available. The logo merchandise carries a lower cost compared to the fashion items available in the store.

Other Costs and Expenses. Other costs and expenses decreased 31.3% or $5.6 million over the prior period for the nine months ended September 30, 2011. Other costs and expenses in relation to other income decreased to 56.6% from 76.7%. This decrease was primarily due to a $5.1 million decrease in concert expense (artist fees) as a result of having 24 fewer concerts and a $0.7 million decrease in payroll related expenses. These decrease was slightly offset by a $0.2 million increase in miscellaneous operating expenses.

Marketing, General and Administrative. Marketing and general and administrative expenses decreased 26.7% or $12.2 million over the prior period for the nine months ended September 30, 2011. Marketing, general and administrative expenses in relation to gross revenues decreased to 19.7% from 23.0%. The decrease in these expenses was primarily due to a $3.5 million decrease in payroll, a $1.5 million decrease in advertising expenses, a $1.1 million decrease in contract maintenance, a $0.4 million decrease in utilities, a $1.0 million decrease in taxes, a $0.6 million decrease in insurance related expenses and a $6.8 million decrease in joint venture expenses as a result of the assignment. These decreases were slightly offset by a $0.4 million increase in legal fees, a $0.7 million increase in guest claim expenses and a $1.6 million increase in miscellaneous expenses.

Depreciation and Amortization. Depreciation and amortization expense decreased by $8.7 million to $30.3 million for the nine months ended September 30, 2011 from $39.0 million for the nine months ended September 30, 2010. The decrease in depreciation and amortization expense is a result of revaluation of the assets at the time of the Assignment.

Interest Expense. Interest expense increased $6.9 million or 13.3% to $58.9 million for the nine months ended September 30, 2011, compared to $52.0 million for the nine months ended September 30, 2010. The increase in interest expense is a result of penalties incurred during January and February 2011 and transactions related to the Assignment.

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. The outstanding debt under the Amended Facility has a variable interest rate. We use derivative financial instruments, primarily interest rate caps, to manage our exposure to interest rate risks related to our floating rate debt. We do not use derivatives for trading or speculative purposes and only enter into contracts with major financial institutions based on their credit rating and other factors. As of September 30, 2011, our total outstanding debt, including the current portion, was approximately $895.0 million with an amortized face value of $764.5 million, all of which was variable rate debt.

Income Taxes. Federal income tax expenses of $0.1 million have been incurred as of the nine months ended September 30, 2011.

Net Income (Loss). Net loss was $28.5 million compared to net loss of $80.0 million during the prior year period. The decrease in net loss was due to the factors described above.

Results of Operations for the Year Ended December 31, 2010 Compared to the Results of Operations for the Year Ended December 31, 2009 for HRH Holdings

Net Revenues. Net revenues increased 38.6% for the year ended December 31, 2010 to $224.0 million compared to $161.6 million for the year ended December 31, 2009. The $62.4 million increase in net revenues was primarily attributable to a $20.3 million or 58.0% increase in lodging revenue, a $16.2 million or 37.2% increase in casino revenue, a $22.1 million or 29.7% increase in food and beverage revenue, a $3.7 million or 13.5% increase in other revenue and a $0.6 million or 2.7% decrease promotional allowances related to items furnished to customers on a complimentary basis. These increases were offset by a $0.6 million or 11.3% decrease in retail revenue. Former management of HRH Holdings believed the overall increase in net revenue is a result of completing the expansion project.

Casino Revenues. The $16.2 million increase in casino revenues was primarily due to a $14.2 million or 51.2% increase in table games revenue and a $2.4 million or 17.6% increase in slot revenue, offset by a $0.2 million or 12.0% decrease in poker revenue and a $0.2 million decrease in race and sports revenue. The increase in table games revenues was due to an increase in table games hold percentage and an increase in table games drop. Former management of HRH Holdings believed that table games drop increased because of an increase in visitation to the casino at the Hard Rock Hotel & Casino Las Vegas, resulting from the completion of the expansion project, an increase in “hosted play” (i.e., players attracted to the Hard Rock Hotel & Casino Las Vegas by casino hosts) and a change in the rules for the use of promotional chips, which allows the promotional chips to be played until lost versus only played for one hand, similar to other properties on the Las Vegas strip. Table games hold percentage increased 260 basis points to 13.6% from 11.0%, which was within the expected range of 12% to 16%. Table games drop increased $57.5 million or 22.9% to $308.5 million from $251.0 million. The average number of table games in operations increased to 110 from 81 tables. The net result of these changes in drop and hold percentage was an increase in win per table game per day to $1,044 from $937, an increase of $107 or 11.4%. HRH Holdings historically reported table games hold percentage using the gross method, while casinos on the Las Vegas Strip report hold percentage using the net method (which reduces the table game drop by marker repayments made in the gaming pit area). For the purpose of comparison to properties on the Las Vegas Strip, HRH Holdings’ net hold percentage for the year ended December 31, 2010 was 17.3% compared to 13.7% for the year ended December 31, 2009. Slot machine revenues increased $2.4 million from $13.4 million to $15.8 million. Slot machine handle increased $16.3 million from $321.1 million to $337.4 million. Slot machine hold percentage increased 50 basis points to 4.7% from 4.2%, which was within the expected range of 4% to 7%. The average number of slot machines in operation increased to 744 from 526, an increase of 218 machines or 41.5%. The net result of these changes in handle, hold percentage and average number of slot machines in operation was a decrease in win per slot machine per day to $58 from $70, a decrease of $12 or 16.9%. Race and sports book revenue decreased $0.2 million due to a decrease in race and sports book write and a decrease in hold percentage. The race and sports book write decreased $1.6 million to $21.4 million in the year ended December 31, 2010 from $23 million in the year ended December 31, 2009. Race and sports book hold percentage decreased 0.5 percentage points to 3.6% from 4.1%, which was less than the expected range of 4% to 8%. Poker revenue decreased $0.2 million from $1.5 million to $1.3 million or 12.0%.

Lodging Revenues. The $20.3 million increase in lodging revenues to $55.4 million was primarily due to a 66.3% increase in total occupied rooms to 426,400 from 256,372. The increase in occupied rooms was a result of completing the expansion project by HRH Holdings. Average daily rate decreased $7 to $128 from $135 or 5.1%. The decrease in average daily rate was a result of the decision by former management of HRH Holdings to strategically lower room prices to maximize occupancy levels and remain competitive within the Las Vegas market. Hotel occupancy decreased to 78% from 88% between periods. Former management of HRH Holdings believed occupancy decreased as a result of the additional available rooms resulting from completing the expansion project coupled with the additional room inventory in the Las Vegas market. The 2010 revenue per available room of $100 was down in comparison to 2009 revenue per available room of $119 or by 15.9%.

Food and Beverage Revenues. The $22.1 million increase in food and beverage revenues was due a $1.6 million increase in Mr. Lucky’s, a $0.6 million increase in Pink Taco, a $1.4 million increase in Rare 120 (currently replaced by 35 Steaks and Martinis), a $3.1 million increase in banquets, a $1.2 million increase in room service, a $0.1 million increase in Juice Bar, $0.4 million increase in Sports Deluxe, a $0.2 million increase in Starbucks, $0.1 million increase in Helles Belles Bar, a $0.1 million increase in Lobby and Lounge Bars and $9.2 million increase in Vanity over Body English, which closed January 1, 2010. There was also additional revenue of $0.5 million in Espumoso Caffe, $2.2 million in Luxe Bar, $2.8 million in The Beach Club (formerly known as the HRH Beach Club), $0.7 million in Midway Bar, and $0.9 million in Johnny Smalls, which were outlets that opened as a result of HRH Holdings completing the expansion project and not being in operation during 2009. These increases were offset by a $0.3 million decrease in Ago (currently replaced by LTO), a $0.8 million decrease in the Rehab pool, $1.9 million decrease in Wasted Space, which closed in October 2010 to make room for the new race and sports book, a $0.4 million decrease in Center Bar and a $0.1 million decrease in Service Bar. Former management of HRH Holdings believed that the overall increase in food and beverage revenues is a result of additional customer volumes due to the completion of the expansion project by HRH Holdings.

Retail Revenues. HRH Holdings believed the $0.6 million decrease in retail revenues was due in part to continued general market decline in the themed merchandise market segment and the addition of other retail operations in Las Vegas. As a result of the expansion, the Retail store lost 10% of the square footage and roughly 25% of the available merchandising capacity. Former management of HRH Holdings believed that this, coupled with the additional retail tenants at the Hard Rock

Hotel & Casino Las Vegas and in Las Vegas and poor market conditions, has caused the retail revenue to decline year over year.

Other Revenues. Other revenue increased $3.7 million primarily due to a $0.5 million increase in sundries revenue, a $0.6 million increase in Reliquary revenue, a $0.2 million increase in Brannon Hair revenue and a $5.6 million increase in other revenue, including tenant rent and sponsorship income. These increases were offset by a $3.2 million decrease in entertainment revenue.

Promotional Allowances. Promotional allowances decreased $0.6 million or 2.7% over the prior period for the year ended December 31, 2010. Promotional allowances decreased as a percentage of total revenues to 9.5% from 13.0% between periods.

Casino Expenses. Casino expenses increased $5.6 million or 13.3% to $48.0 million from $42.4 million. The increase was primarily due to a $1.8 million increase in complimentaries and $0.7 million increase in customer discounts, a $2.4 million increase in payroll and related expenses, a $1.3 million increase in taxes and licenses, a $0.3 million increase in contract services, a $0.2 million increase in travel reimbursement expenses and a $0.3 million increase in miscellaneous operating expenses. These increases were partially offset by a $1.4 million decrease in bad debt expense. HRH Holdings issued credit in the form of “markers” to approved casino customers following investigations of creditworthiness. Non-performance by these parties would result in losses up to the recorded amount of the related receivables. Business or economic conditions or other significant events could also affect the collectibility of such receivables. HRH Holdings’ provision and allowance for doubtful accounts are based on estimates by former management of HRH Holdings of the collectability of the receivable balances at each period end. Former management of HRH Holdings’ estimates consider, among other factors, the age of the receivables, the type or source of the receivables and the results of collection efforts, especially with regard to significant accounts.

Lodging Expenses. Lodging costs and expenses increased 155.3% or $11.3 million to $18.6 million for the year ended December 31, 2010. Lodging expenses in relation to lodging revenues increased to 33.6% from 20.8% in the prior period due primarily to a $5.9 million increase in payroll and related expenses, a $1.6 million increase in laundry expense, a $0.8 million increase in travel agent commissions, a $0.6 million increase in professional and contract services, a $0.4 million increase in credit card commissions, a $1.1 million increase in contract maintenance and a $0.9 million increase in miscellaneous expenses. Former management of HRH Holdings believed the increase in lodging expenses was due to completing the expansion project, which added two additional towers of guest rooms.

Food and Beverage Costs And Expenses. Food and beverage costs and expenses increased 36.5% or 13.8 million to $51.6 million from $37.8 million. Food and beverage expenses in relation to food and beverage revenues increased to 53.4% from 50.7% in the prior period due primarily to a $3.2 million increase in product costs, a $4.5 million increase in payroll and related expenses, a $1.5 million increase in advertising expense, a $1.9 million increase in professional services expense for disc jockeys and special events, a $0.7 million increase in credit card commissions, a $1.4 million increase in management fees and a $0.7 million increase in miscellaneous operating supply expenses. Former management of HRH Holdings believed the increase in food and beverage expenses was due to opening additional outlets in 2010 as a result of HRH Holdings completing the expansion project.

Retail Costs and Expenses. Retail costs and expenses were relatively flat at $2.9 million compared to $3.0 million in the prior period. Retail costs and expenses in relation to retail revenues increased to 64.5% from 60.1% in the prior period due to a decrease in revenues of $0.6 million.

Other Costs and Expenses. Other costs and expenses increased 2.9% or $0.6 million over the prior period for the year ended December 31, 2010. Other costs and expenses in relation to other income decreased to 71.4% from 78.8%. This increase was primarily due to a $1.2 million increase in payroll and related expenses, a $1.1 million increase in expenses as a result of an increase in complimentaries provided to customers without charge and a $0.3 million increase in product costs, which were offset by a $2.0 million decrease in concert expenses.

Marketing, General and Administrative. Marketing, general and administrative expenses increased 70.1% or $23.2 million over the prior period for the year ended December 31, 2010. Marketing, general and administrative expenses in relation to gross revenues increased to 22.8% from 17.8%. The $23.2 million increase in these expenses was primarily due to a $6.2 million increase in payroll and related expenses, a $1.2 million increase in advertising expenses, a $0.9 million increase in event costs, a $0.5 million increase in contract services, a $2.5 million increase in contract maintenance, a $4.0 million increase in utilities, a $2.2 million increase in property taxes, a $0.4 million increase in use taxes, a $1.1 million increase in property insurance, a $1.4 million increase in legal and professional services, $0.9 million increase in judgments and settlements and $1.9 million in miscellaneous and other expenses.

Fees and Expense Reimbursements Related Party. Fees and expense reimbursements—related party expenses increased 34.0% or $2.4 million to $9.4 million from $7.0 million during the prior period. As compensation for its services, prior to the Assignment, Morgans Management received a management fee from HRH Holdings equal to 4% of defined non-gaming revenues including casino rents and all other rental income, a gaming facilities support fee equal to $828,000 per year and a chain service expense reimbursement, which reimbursement was subject to a cap of 1.5% of defined non-gaming revenues and all other income.

Depreciation and Amortization. Depreciation and amortization expense increased by $32.5 million to $55.6 million for the year ended December 31, 2010 from $23.1 million for the year ended December 31, 2009. The increase in depreciation and amortization expense is a result of additional assets being placed into service, as a result of completing the expansion project.

Interest Expense. Interest expense decreased $11.3 million or 14.2% to $68.2 million for the year ended December 31, 2010, compared to $79.5 million for the year ended December 31, 2009. The decrease in interest expense reflects a reduction of $18.1 million in loan cost amortization, as the initial loan costs were fully amortized in February 2010, partially offset by an increase in interest expense of $6.8 million. The deferred financing amortization occurred over the 36-month life of the applicable loans at approximately $1.7 million per month. Payments on the debt under the Facility were based upon LIBOR, plus a spread of 4.25%, subject to adjustment upwards in certain circumstances (i.e., extension of the term of the financing). Payments on the debt under the land acquisition financing were based on 30-day LIBOR, plus a blended spread of 17.9%.

HRH Holdings’ future income, cash flows and fair values relevant to financial instruments are dependent upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. The outstanding debt under the Facility had a variable interest rate. HRH Holdings used derivative financial instruments, primarily interest rate caps, to manage exposure to interest rate risks related to HRH Holdings’ floating rate debt. HRH Holdings did not use derivatives for trading or speculative purposes and only entered into contracts with major financial institutions based on their credit rating and other factors. As of December 31, 2010, HRH Holdings’ total outstanding debt, including the current portion, was approximately $1.3 billion, all of which was variable rate debt. HRH Holdings had entered into hedge agreements for the Facility that capped LIBOR at 2.5%. These hedge agreements expired February 9, 2011 and at such time HRH Holdings purchased five new interest rate caps. At December 31, 2010, the LIBOR index rate applicable to HRH Holdings was 0.26%, thereby making the caps for the Facility and the land acquisition financing out of the money. Subject to the caps, as of December 31, 2010, an increase in market rates of interest by 0.125% would have increased HRH Holdings’ annual interest expense by $1.5 million, and a decrease in market interest rates by 0.125% would have decreased our annual interest expense by $1.5 million.

Loss on Disposal of Assets. During 2010, HRH Holdings recorded $3.1 million loss on the disposal of assets, which was related to closing Wasted Space in October, which was replaced by the new race and sports book.

Impairment of Land, Goodwill and License Rights. HRH Holdings completed its 2010 annual impairment tests of adjacent land and indefinite-lived intangible assets as of October 31, 2010. The income approach, market approach and cost approach were considered in arriving at a fair value estimate of HRH Holdings’ intangible assets and adjacent land. As a result of this analysis, HRH Holdings recognized a non-cash impairment charge of approximately $16.2 million related to the adjacent land and determined there was no impairment indicated for indefinite-lived intangible assets in the fourth quarter of 2010. The impairment charge resulted from factors impacted by current market conditions including: (i) lower market valuation multiples for gaming assets; (ii) higher discount rates resulting from turmoil in the credit and equity markets; and (iii) current cash flow forecasts. See “Critical Accounting Policies—Impairment of Land, Goodwill, Intangible Assets and Other Long-lived Assets.”

HRH Holdings completed its 2009 annual impairment tests of land intended for sale and indefinite-lived intangible assets as of October 31, 2009. The income approach, market approach and cost approach were considered in arriving at a fair value estimate of HRH Holdings’ intangible assets and land intended for sale. As a result of this analysis, HRH Holdings recognized a non-cash impairment charge of approximately $108.7 million related to the land intended for sale and determined indefinite-lived intangible assets were fairly valued in the fourth quarter of 2009. The impairment charge resulted from factors impacted by current market conditions including: (i) lower market valuation multiples for gaming assets; (ii) higher discount rates resulting from turmoil in the credit and equity markets; and (iii) current cash flow forecasts. See “Critical Accounting Policies—Impairment of Land, Goodwill, Intangible Assets and Other Long-lived Assets.”

Income Taxes. Income tax expense increased $0.5 million to $0.5 million for the year ended December 31, 2010 from income tax expense of $0.0 million for the year ended December 31, 2009. The expense relates to an increase in the deferred tax liability related to indefinite-lived intangible assets, which are amortized for income tax purposes but not for GAAP purposes. Because indefinite-lived intangible assets are not amortized for GAAP purposes, the related deferred tax liabilities will not reverse until some indeterminate future period when the assets become impaired, are disposed of, or, in the case of indefinite-lived intangible assets, begin to reverse if they are reclassified as an amortizing intangible asset. ASC 740 requires the expected timing of future reversals of deferred tax liabilities to be taken into account when evaluating the realizability of deferred tax assets. Therefore, the reversal of deferred tax liabilities related to indefinite-lived intangible assets is not considered a source of future taxable income when assessing the realization of deferred tax assets.

As of December 31, 2010, HRH Holdings had net deferred tax liabilities of $57.3 million. In addition, HRH Holdings established a full valuation allowance on the net deferred tax assets (not including deferred tax liabilities related to land and indefinite life intangibles) because it could not be determined that it is more likely than not that future taxable income will be realized to recognize deferred tax assets.

Other Comprehensive Loss. For the year ended December 31, 2010, the total fair value of derivative instruments that qualify for hedge accounting changed by $2.0 million and is included in other comprehensive loss. Amounts reported in accumulated other comprehensive loss related to derivatives that qualify for hedge accounting will be reclassified to interest expense as interest payments are made on HRH Holdings’ variable-rate debt. HRH Holdings reflected the change in fair value of all hedging instruments in cash flows from operating activities.

Net Income (Loss). Net loss was $129.6 million compared to net loss of $211.9 million during the prior year period. The decrease in net loss was due to the factors described above.

Results of Operations for the Year Ended December 31, 2009 Compared to the Results of Operations for the Combined Year Ended December 31, 2008 for HRH Holdings

Net Revenues. Net revenues decreased 1.7% for the year ended December 31, 2009 to $161.6 million compared to $164.3 million for the year ended December 31, 2008. The $2.8 million decrease in net revenues was primarily attributable to a $3.9 million or 10.1% decrease in lodging revenue, a $9.8 million or 18.3% decrease in casino revenue, a $1.1 million or 18.3% decrease in retail revenue and a $4.1 million or 21.0% increase in promotional allowances related to items furnished to customers on a complimentary basis. These decreases were offset by an $11.8 million or 74.9% increase in other revenue and a $4.4 million or 6.3% increase in food and beverage revenue. Former management of HRH Holdings believed these decreases are a result of decline in visitor volume into Las Vegas and parking convenience from the loss of the surface lots used in the expansion of The Joint and meeting space.

Casino Revenues. The $9.8 million decrease in casino revenues was primarily due to a $9.8 million or 26.1% decrease in table games revenue, a $0.3 million or 2.0% decrease in slot revenue and a $0.5 million or 34.5% decrease in race and sports revenue which was offset by a $0.8 million or 115.8% increase in poker revenue from the lounge, which opened in August 2008. The decrease in table games revenues was due to a decrease in table games hold percentage and a decrease in table games drop. Former management of HRH Holdings believed that table games drop declined because of lower visitor volume in Las Vegas and a decrease in “hosted play” (i.e., players attracted to the Hard Rock Hotel & Casino Las Vegas by casino hosts). Table games hold percentage decreased 290 basis points to 11.0% from 13.9%, which was slightly less than the expected range of 12% to 16%. Table games drop decreased $17.6 million or 6.5% to $251.0 million from $268.6 million. The average number of table games in operations decreased to 81 from 84 tables. The net result of these changes in drop and hold percentage was a decrease in win per table game per day to $937 from $1,219, a decrease of $282 or 23.1%. HRH Holdings historically reported table games hold percentage using the gross method, while casinos on the Las Vegas Strip report hold percentage using the net method (which reduces the table game drop by marker repayments made in the gaming pit area). For the purpose of comparison to properties on the Las Vegas Strip, HRH Holdings’ net hold percentage for the year ended December 31, 2009 was 13.7% compared to 17% for the year ended December 31, 2008. Slot machine revenues decreased $0.3 million from $13.7 million to $13.4 million. Slot machine handle decreased $71.7 million from $392 million to $321.1 million. The decrease in slot machine handle was offset by an increase in slot machine hold percentage. Former management of HRH Holdings believed that a high limit slot tournament contributed to the increased slot machine handle for the year ended December 31, 2008, which was not held in 2009. Slot machine hold percentage increased 70 basis points to 4.2% from 3.5%, which was within the expected range of 4% to 7%. The average number of slot machines in operation increased to 526 from 514, an increase of 12 machines or 2.3%. The net result of these changes in handle, hold percentage and average number of slot machines in operation was a decrease in win per slot machine per day to $70 from $73, a decrease of $3 or 4.0%. Race and sports book revenue decreased $0.5 million due to a decrease in race and sports book write and a decrease in hold percentage. The race and sports book write decreased $3 million to $23 million in the year ended December 31, 2009 from $26 million in the year ended December 31, 2008. Race and sports book hold percentage decreased 1.5 percentage points to 4.1% from 5.6%, which was within the expected range of 4% to 8%.

Lodging Revenues. The $3.9 million decrease in lodging revenues to $35.1 million was primarily due to a decrease in average daily rate to $138 from $190. The decrease in average daily rate was a result of former management of HRH Holdings’ decision to strategically lower room prices to maximize occupancy levels and remain competitive within the Las Vegas market. Hotel occupancy decreased slightly to 88% from 92% between periods. There was an increase in average number of rooms to 792 from 612 as a result of opening the Paradise tower in August of 2009, which consists of 492 guest rooms and suites. This increase in average number of rooms also contributed to the decrease in average daily rate and hotel occupancy. The 2009 revenue per available room of $121 was down in comparison to 2008 revenue per available room of $174 or by 30%. The 2009 average daily room rate of $138 decreased in comparison to 2008 average daily room rate of $190 or by 27.6%.

Food and Beverage Revenues. The $4.4 million increase in food and beverage revenues was due to a $2.3 million increase in The Beach Club, as a result of the continued success of the pool party Rehab, a $1.6 million increase in Wasted Space, a $1.3 million increase in The Joint, as a result of increased capacity, a $0.9 million increase in The Lounge, a $0.9 million increase in Rare 120 (currently replaced by 35 Steaks and Martinis) over AJ’s Steakhouse (which Rare 120 replaced), a $0.3 million increase in Mr. Lucky’s, a $0.3 million increase in Starbucks and $0.4 million in revenue from Vanity, Espumoso Caffe, Luxe Bar and MidwayBar, which opened in late December 2009. These increases were offset by a $0.8 million decrease in Ago (currently replaced by LTO), a $0.5 million decrease in banquets and a $1.7 million decrease in Body English. Former management of HRH Holdings believed that the overall increase in food and beverage revenues is a result of additional customer volumes due to the opening of the new larger The Joint and Paradise Tower.

Retail Revenues. Former management of HRH Holdings believed the $1.1 million decrease in retail revenues was due in part to continued general market decline in the themed merchandise market segment and the addition of other retail operations in Las Vegas.

Other Revenues. Other revenue increased $11.8 million primarily due to a $11.8 million increase in entertainment and box office revenues as a result of opening the new larger The Joint.

Promotional Allowances. Promotional allowances increased $4.2 million or 21.0% over the prior period for the year ended December 31, 2009. Promotional allowances increased as a percentage of total revenues to 11.4% from 10.8% between periods. This increase is due to additional promotional allowances offered by Body English and increased promotional activity by the casino marketing staff.

Casino Expenses. Casino expenses increased $4.7 million or 12.5% to $42.4 million from $37.7 million. The increase was primarily due to $2.0 million increase in bad debt expense, a $2.9 million increase in complimentaries and $0.5 million increase in customer discounts, which was partially offset by a $0.7 million decrease in payroll and related expenses. HRH Holdings issued credit in the form of “markers” to approved casino customers following investigations of creditworthiness. Non-performance by these parties would result in losses up to the recorded amount of the related receivables. Business or economic conditions or other significant events also affected the collectibility of such receivables. HRH Holdings’ provision and allowance for doubtful accounts was based on estimates by management of the collectability of the receivable balances at each period end. Former management of HRH Holdings’ estimates considered, among other factors, the age of the receivables, the type or source of the receivables and the results of collection efforts to date, especially with regard to significant accounts. Former management of HRH Holdings believed bad debt is increasing due to a number of factors affecting consumers, including a slowdown in global economies and contracting credit markets.

Lodging Expenses. Lodging costs and expenses decreased 7.7% or $0.6 million to $7.3 million for the year ended December 31, 2009. Lodging expenses in relation to lodging revenues increased to 20.8% from 20.3% in the prior period due primarily to a $0.4 million decrease in expenses as a result of an increase in complimentaries provided to customers without charge, a $0.3 million decrease in contract services, a $0.3 million decrease in contract maintenance and a $0.7 million decrease in decrease in miscellaneous operating supplies, which were offset by a $0.7 million increase in payroll related expenses and a $0.4 million increase in laundry expenses as a result of opening 492 more rooms in the Paradise Tower.

Food and Beverage Costs And Expenses. Food and beverage costs and expenses remained flat on increases in revenue of $4.4 million. Food and beverage costs and expenses in relation to food and beverage revenues decreased to 50.8% from 53.9% in the prior year due primarily to an increase in revenues, while costs and expenses remained flat year over year.

Retail Costs and Expenses. Retail costs and expenses increased 4.1% or $0.1 million from the prior period for the year ended December 31, 2009. Retail costs and expenses in relation to retail revenues increased to 60.1% from 47.1% in the prior period due to a decrease in revenues of $1.1 million.

Other Costs and Expenses. Other costs and expenses increased 85.9% or $10.0 million over the prior period for the year ended December 31, 2009. Other costs and expenses in relation to other income increased to 78.1% from 70.3%. This increase was primarily due to a $11.4 million increase in event costs, a $0.5 million increase in payroll related expenses, which were offset by a $1.7 million decrease in expenses as a result of an increase in complimentaries provided to customers without charge and a $0.2 million decrease in equipment rental.

Marketing, General and Administrative. Marketing, general and administrative expenses decreased 25.1% or $11.1 million over the prior period for the year ended December 31, 2009. Marketing, general and administrative expenses in relation to gross revenues decreased to 17.8% from 23.9%. The $11.1 million decrease in these expenses was primarily due to a $2.1 million decrease in professional services primarily associated with the acquisition of HRH Holdings’ gaming license, a $1.3 million decrease in legal and professional services associated with HRH Holdings’ Form 10 registration and ongoing public filing requirements, a $0.5 million decrease in legal and professional services associated with the protection and development of HRH Holdings’ intellectual property, a $0.3 million decrease in legal and professional services associated with compliance work related to the Sarbanes-Oxley Act of 2002 and a $5.5 million decrease in legal and professional services associated with expansion costs and joint venture costs related to DLJMB and Morgans, a $1.2 million decrease in stock based compensation expense, a $0.2 million decrease in payroll and related expenses.

Fees and Expense Reimbursements Related Party. Fees and expense reimbursements—related party expenses remained flat at $7.0 million year over year. As compensation for its services, Morgans Management receives a management fee equal to 4% of defined non-gaming revenues including casino rents and all other rental income, a gaming facilities support fee equal to $828,000 per year and a chain service expense reimbursement, which reimbursement was subject to a cap of 1.5% of defined non-gaming revenues and all other income.

Depreciation and Amortization. Depreciation and amortization expense decreased by $0.4 million to $23.1 million for the year ended December 31, 2009 from $23.5 million for the year ended December 31, 2008. Depreciation expense increased $2.1 million as a result of the additional assets placed into service from the expansion, which was offset by a $2.5 million decrease in amortization expense as a result of certain intangible assets being fully amortized.

Interest Expense. Interest expense increased $0.7 million to $79.5 million for the year ended December 31, 2009 from $78.8 million for the year ended December 31, 2008, an increase of 0.9%. This increase is a result of an increase in the amount outstanding under the Facility of $123.2 million and a decrease in the London Interbank Offered Rate (“LIBOR”) and an increase in additional capitalized interest, as a result of the expansion and deferred financing amortization in connection with the Acquisition. The initial deferred financing amortization occurred over the 36-month life of the debt under the Facility at approximately $1.5 million per month and over the 12-month life of the land acquisition financing at approximately $0.2 million per month. As part of the 2009 Loan Restructuring described under “Liquidity and Capital Resources—2009 Loan Restructuring,” HRH Holdings incurred an additional $1.7 million in deferred financing costs on the Facility and $0.5 million in deferred financing costs on the land acquisition financing. The subsequent deferred financing amortization occurred over the life of the debt at approximately $33.0 thousand and $9.0 thousand per month on the Facility and the land acquisition financing respectively. HRH Holdings incurred approximately $123.2 million of new debt under the Facility and $3.85 million of new debt under the land acquisition financing during the year ended December 31, 2009. Payments of the debt under the Facility were based upon LIBOR, subject to an interest rate cap of 2.5%, plus a spread of 4.25% (subject to a portion of the interest being deferred) and payments of the land acquisition financing were based upon LIBOR, plus a blended spread of 6.83%. A portion of the interest payable on the land acquisition financing from August 9, 2009 through December 24, 2009 was deferred.

The outstanding debt under the Facility had a variable interest rate. HRH Holdings used derivative financial instruments, primarily interest rate caps, to manage HRH Holdings’ exposure to interest rate risks related to HRH Holdings’ floating rate debt. HRH Holdings did not use derivatives for trading or speculative purposes and only entered into contracts with major financial institutions based on their credit rating and other factors. As of December 31, 2009, the total outstanding debt of HRH Holdings, including the current portion, was approximately $1.2 billion, all of which was variable rate debt. HRH Holdings had entered into hedge agreements for the Facility that capped LIBOR at 2.5%. These hedge agreements expired February 9, 2010 and at such time HRH Holdings purchased five new interest rate caps. At December 31, 2009, the LIBOR index rate applicable to HRH Holdings was 0.23%, thereby making the caps for the Facility and the land acquisition financing out of the money. Subject to the caps, as of December 31, 2009, an increase in market rates of interest of 0.125% would have increased the annual interest expense of HRH Holdings by $1.5 million, and a decrease in market interest rates of 0.125% would have decreased the annual interest expense of HRH Holdings by $1.5 million.

Loss on Disposal of Assets. During 2009, HRH Holdings recorded $0.1 million loss on the disposal of assets, which was related to closing the previous The Joint and the closing of AJ’s Steakhouse.

Impairment of Land, Goodwill and License Rights. HRH Holdings completed its 2009 annual impairment tests of land intended for sale and indefinite-lived intangible assets as of October 31, 2009. The income approach, market approach and cost approach were considered in arriving at a fair value estimate of HRH Holdings’ intangible assets and land intended for sale. As a result of this analysis, HRH Holdings recognized a non-cash impairment charge of approximately $108.7 million related to the land intended for sale and determined indefinite-lived intangible assets were fairly valued in the fourth quarter of 2009. The impairment charge resulted from factors impacted by current market conditions including: (i) lower market valuation multiples for gaming assets; (ii) higher discount rates resulting from turmoil in the credit and equity markets; and (iii) current cash flow forecasts for HRH Holdings. See “Critical Accounting Policies—Impairment of Land, Goodwill, Intangible Assets and Other Long-lived Assets.”

On February 13, 2009, HRH Holdings completed its 2008 annual impairment tests of goodwill and indefinite-lived intangible assets as of October 31, 2008. The income approach, market approach and cost approach were considered in arriving at a fair value estimate of HRH Holdings’ intangible assets. As a result of this analysis, HRH Holdings recognized a non-cash impairment charge of approximately $181.3 million related to goodwill and $10.0 million related to certain indefinite-lived intangible assets in the fourth quarter of 2008. The impairment charge represents all of the goodwill recognized at the Acquisition and a portion of the value of the license to use and sublicense the “Hard Rock Hotel” and “Hard Rock Casino” trademarks. The impairment charge resulted from factors impacted by current market conditions including: (i) lower market valuation multiples for gaming assets; (ii) higher discount rates resulting from turmoil in the credit and equity markets; and (iii) current cash flow forecasts for HRH Holdings. See “Critical Accounting Policies—Impairment of Land, Goodwill, Intangible Assets and Other Long-lived Assets.”

Income Taxes. The income tax benefit decreased $0.6 million to $0.0 million for the year ended December 31, 2009 from an income tax benefit of $0.6 million for the year ended December 31, 2008. As of December 31, 2009, HRH Holdings had net deferred tax liabilities of $56.9 million. In addition, HRH Holdings had established a full valuation allowance on the net deferred tax assets (not including deferred tax liabilities related to indefinite life intangibles) because it could not be determined that it is more likely than not that future taxable income will be realized to recognize deferred tax assets.

During the year ended December 31, 2008, in conjunction with preparing HRH Holdings’ 2007 income tax returns, HRH Holdings determined that certain deferred tax liabilities relating to book to tax basis differences in certain assets HRH Holdings acquired were not reflected on HRH Holdings’ balance sheet. As a result, HRH Holdings recorded an adjustment during the quarter ended September 30, 2008 to reflect such deferred tax liabilities. The net effect of the adjustment resulted in an increase to both deferred tax liabilities and goodwill of $42.2 million. The adjustment had no material effect on HRH Holdings’ income statement for the year ended December 31, 2008. The adjustment was not considered material to HRH Holdings’ historical financial statements and therefore restatement was not considered necessary.

Other Comprehensive Loss. For the year ended December 31, 2009, the total fair value of derivative instruments that qualify for hedge accounting changed by $14.9 million and was included in other comprehensive loss. Amounts reported in accumulated other comprehensive loss related to derivatives that qualify for hedge accounting will be reclassified to interest expense as interest payments are made on HRH Holdings’ variable-rate debt. HRH Holdings reflected the change in fair value of all hedging instruments in cash flows from operating activities.

Net Income (Loss). Net loss was $211.9 million compared to net loss of $282.3 million during the prior year period. The decrease in net loss was due to the factors described above.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2011, we had approximately $14.1 million in available cash and cash equivalents. As of September 30, 2011, our total debt, was approximately $895.0 million with a carrying value of $764.8 million and total member’s equity was approximately $89.1 million.

Historical Sources of Liquidity

The Amended Facility. On March 1, 2011, HRH Holdings, the Mortgage Lender, Brookfield, NRFC, the Morgans Parties and certain affiliates of DLJMBP, as well as other interested parties entered into the Settlement Agreement pursuant to which it was agreed that the membership interests of HRHH JV Junior Mezz and HRHH Gaming Junior Mezz were to be transferred to the Company.

As part of the Assignment, the Company assumed the obligations under the Facility and entered into the Amended Facility pursuant to which the land, building and improvements, equipment, fixtures and all personal properties relating to the Hard Rock Hotel & Casino were pledged as security and collateral. As of March 1, 2011, approximately $863.0 million of principal amount was outstanding under the Amended Facility. Also on March 1, 2011, HRHH Hotel/Casino, HRHH Development, HRHH Cafe, HRHH IP and HRHH Gaming entered into the Second Mortgage in the amount of $30.0 million pursuant to which certain land, building and improvements, equipment, fixtures and personal properties were pledged as security and collateral. The Second Mortgage is subordinate in right of payment to the Amended Facility.

Equity Contributions. During the year ended December 31, 2010, the parties related to DLJMBP and Morgans did not contribute any cash to HRH Holdings.

Liquidity Requirements

As of September 30, 2011, we had total current assets of approximately $66.9 million, including approximately $14.1 million in available cash and cash equivalents and $35.6 million of restricted cash reserves held in accordance with certain of our subsidiaries’ loan agreements and gaming regulatory requirements. As of September 30, 2011, we had total current liabilities of approximately $34.5 million. As of September 30, 2011, our total debt, was approximately $895.0 million with a carrying value of $764.8 million and our total member’s equity was approximately $88.7 million. During the next 12 months, we expect our liquidity requirements to consist primarily of funds necessary to pay operating expenses associated with our subsidiaries’ hotel and casino operations, interest, payment of principal, fees and expenses under certain of our subsidiaries’ loan agreements (including required deposits into reserve accounts) and capital expenditures associated with the Hard Rock Hotel & Casino Las Vegas.

Our long-term debt is comprised of the Amended Facility. Anticipated sources of our liquidity needs during the next 12 months include our subsidiaries’ existing working capital, cash provided by our subsidiaries’ operations and our subsidiaries’ restricted and non-restricted cash reserves. For the year ended December 31, 2010, due to the downturn in the Las Vegas economy, our high degree of leverage and seasonality, the operating cash flows of HRH Holdings were not sufficient to fully cover debt service under the Facility. However, HRH Holdings subsidiaries used funds from the reserves they had established under the Facility to meet their liquidity needs. For the year ended December 31, 2011 and for the next 12 months, the Company expects that, as a result of the restructuring of the debt arrangements relating to the Hard Rock Hotel & Casino Las Vegas pursuant to the Amended Facility and an improvement in the Las Vegas economy, the operating cash flows of the Company will be sufficient to meet the debt service requirements under the Amended Facility.

The maturity date of the Amended Facility is March 1, 2018 and provides for interest only at London InterBank Offered Rate (LIBOR) plus 2.5% with a 1.5% LIBOR floor (total of 4% at September 30, 2011). In addition, under the Amended Facility supplemental interest of 2.5% is accrued if this interest is less than the greater of average LIBOR plus 4% or 6.5% and deferred until all other expenses and mortgage loans including the Amended Facility and the Second Mortgage are paid in full. The Amended Facility has a provision whereby if the cash available for debt service is less that the current interest due, the interest shortfall (“PIK’d Interest”) will be automatically added to the outstanding principal balance of the Amended Facility and shall thereafter accrue interest. In addition, excess cash in the cash management account will be applied to the outstanding PIK’d interest, supplemental interest and principal according to the terms of the Amended Facility, other than to pay currently the supplemental interest (as described below).

Cash Flows for the Seven Months Ended September 30, 2011 for the Company and HRH Holdings

Operating Activities. Net cash used in operating activities amounted to $4.5 million for the period ended September 30, 2011, compared to $14.1 million for the period ended September 30, 2010. The decrease in net cash used in operating activities was primarily due to a decrease in net loss.

Investing Activities. Net cash used in investing activities amounted to $31.1 million for the period ended September 30, 2011, compared to $71.4 million for the period ended September 30, 2010. The decrease in net cash used in investing activities primarily results from a decrease in purchases of property and equipment as HRH Holdings completed the expansion project during the period ended June 30, 2010 and a decrease in restricted cash requirements as defined by the certain loan covenants relating to the Assignment.

Financing Activities. Net cash provided by financing activities amounted to $29.5 million for the period ended September 30, 2011, as compared to $93.8 million for the period ended September 30, 2010. The net cash provided by financing activities for the period ended September 30, 2011 was a result of borrowings under the Second Mortgage, which funds are maintained in a working capital restricted account. No additional amounts may be drawn on the Amended Facility or the Second Mortgage.

Cash Flows for the Year Ended December 31, 2010 for HRH Holdings

Operating Activities. Net cash used by operating activities amounted to $28.0 million for the year ended December 31, 2010, compared to $21.2 million for the year ended December 31, 2009. The increase in net cash used in operating activities was primarily due to a decline in interest expense on the junior mezzanine loans and the Facility, as a result of the interest being deferred which compounded and accrued until either certain cash flow covenants had been met by HRH Holdings or the maturity date of such loans.

Investing Activities. Net cash used in investing activities amounted to $63.0 million for the year ended December 31, 2010, compared to $295.2 million for the year ended December 31, 2009. The net cash used in investing activities primarily related to the construction expenses of the expansion project and the change in restricted reserve accounts under the Facility. The decrease in net cash used in investing activities primarily resulted from the completion of the expansion project by HRH Holdings, utilizing restricted cash construction reserves for the project and the resulting reduction in the investment in new assets.

Financing Activities. Net cash provided by financing activities amounted to $93.8 million for the year ended December 31, 2010. The net cash provided by financing activities for the year ended December 31, 2010 represented an additional $95.0 million of borrowings under the Facility, offset by a $1.3 million reduction in loan financing costs. The decrease in net cash provided by financing activities primarily resulted from HRH Holdings’ completion of the expansion project and the resulting reduction in construction funding under the Facility.

Cash Flows for the Year Ended December 31, 2009 for HRH Holdings

Operating Activities. Net cash used by operating activities was $21.2 million for the year ended December 31, 2009, which resulted primarily from a $211.9 million loss from operations, offset by $43.6 million of depreciation and amortization expense, $108.7 million of impairment expense on excess land intended for sale, $18.8 million increase in non-cash expenses, and $19.6 million increase in other operating assets and liabilities.

Investing Activities. Net cash used in investing activities amounted to $295.2 million for the year ended December 31, 2009. The cash used in investing activities primarily related to the construction expenses of the expansion of the Hard Rock Hotel & Casino Las Vegas and the change in restricted reserve accounts under the Facility.

Financing Activities. Net cash provided by financing activities amounted to $318.5 million for the year ended December 31, 2009. Cash provided by financing activities represented an additional $123.2 million of borrowings under the Facility, $3.85 million of proceeds from borrowings under the land acquisition financing offset by $2.2 million in loan financing costs and $193.6 million of proceeds from additional cash equity contributions from HRH Holdings’ members.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and other commitments as of September 30, 2011, and assuming that the principal balance on the current debt is repaid on the maturity date (amounts in thousands):

		Payment due by
Total	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Long term debt	$892,662	$—	$—	$—	$892,662
Estimated interest payments on long-term current debt	431,641	35,082	70,375	83,984	242,201

Total contractual cash obligations	$1,324,303	$35,082	$70,375	$83,984	$1,134,863

HRH Holdings made cash interest payments on its long-term debt of $41.3 million for the year ended December 31, 2010, and $8.2 million for the two months ended February 28, 2011. The Company made cash interest payments on its long-term debt of $18.5 million for the period from March 1, 2011 to September 30, 2011.

HRH Holdings paid or accrued to Morgans Management amounts in respect of the base fee, a gaming facilities support fee and chain service expense reimbursement equal to $6.2 million, $0.8 million and $2.4 million, respectively for the year ended December 31, 2010. HRH Holdings also reimbursed Morgans Management approximately $2.0 million for costs it incurred under the Technical Services Agreement that had been entered into with Morgans Management.

Our ability to service our contractual obligations and commitments will be dependent on our future performance, which will be affected by, among other things, prevailing economic conditions and financial, business and other factors, certain of which are beyond our control.

We are a defendant in various lawsuits relating to routine matters incidental to its business. Management provides an accrual for estimated losses that may occur and does not believe that the outcome of any pending claims or litigation, in the aggregate, will have a material effect on the Company’s financial position, results of operations or liquidity. See “Item 3—Legal Proceedings.”

Capital Expenditures, Interest Expense and Reserve Funds

Certain of our subsidiaries are obligated to maintain reserve funds for capital expenditures at the Hard Rock Hotel & Casino Las Vegas as determined pursuant to the Amended Facility. These capital expenditures relate primarily to the periodic replacement or refurbishment of furniture, fixtures and equipment. The Amended Facility requires the subsidiaries to deposit funds into a replacements and refurbishments reserve fund at amounts equal to three percent of the Hard Rock Hotel & Casino Las Vegas’ gross revenues and requires that the funds be set aside in restricted cash. As of September 30, 2011, the Company had a working capital reserve of $26.5 million, and in addition $5.5 million was available in restricted cash reserves for future capital expenditures in the replacements and refurbishments reserve fund.

Certain of our subsidiaries also have funded a general reserve account and an equity/accrual subaccount, as required under the Amended Facility. In addition, pursuant to gaming requirements certain of our subsidiaries maintain up to $8 million in reserve for their gaming operations, which in accordance with the Amended Facility is not deposited into the cash management account described above.

Derivative Financial Instruments

We use or may use derivative financial instruments to manage exposure to the interest rate risks related to the variable rate debt under the Amended Facility. We do not use derivatives for trading or speculative purposes and only enter into contracts with major financial institutions based on their credit rating and other factors. The fair value of our derivative financial instruments is determined by our management. Such methods incorporate standard market conventions and techniques such as discounted cash flow and option pricing models to determine fair value. We believe these methods of estimating fair value result in general approximation of value, and such value may or may not be realized.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. We assess the effectiveness under the hypothetical derivative method where the cumulative change in fair value of the actual cap is compared to the cumulative change in fair value of a hypothetical cap having terms that exactly match the critical terms of the hedged transaction. For derivatives that do not qualify for hedge accounting or when hedge accounting is discontinued, the changes in fair value of the derivative instrument is recognized directly in earnings.

Off-Balance-Sheet Arrangements

We do not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources. Currently, we have no guarantees, such as performance guarantees, keep-well agreements or indemnities in favor of third parties.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies and estimates are those that are both important to the presentation of our financial condition and results of operations and requires our most difficult, complex or subjective judgments and that have the most significant impact on our financial condition and results of operations.

The preparation of our consolidated financial statements in conformity accounting principles generally accepted in the United States (“GAAP”) require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience, information that is currently available to us and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Impairment of Land, Goodwill, Intangible Assets and Other Long-lived Assets

We evaluate our goodwill, intangible assets and other long-lived assets in accordance with the applications of FASB ASC 350 (prior authoritative literature: SFAS No. 142, Accounting for Goodwill and Other Intangible Assets, (“SFAS No. 142”)), related to goodwill and other intangible assets and of FASB ASC 360-10 (prior authoritative literature: SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”)), related to possible impairment of or disposal of long-lived assets. For goodwill and indefinite-life intangible assets, we will review the carrying values on an annual basis and between annual dates in certain circumstances. For assets to be disposed of, we recognize the asset at the lower of carrying value or fair market value less costs of disposal, as estimated based on comparable asset sales, solicited offers, or a discounted cash flow model. For assets to be held and used, we review for impairment whenever indicators of impairment exist.

Inherent in reviewing the carrying amounts of the above assets is the use of various estimates. First, our management must determine the usage of the asset. Impairment of an asset is more likely to be recognized where and to the extent our management decides that such asset may be disposed of or sold. Assets must be tested at the lowest level for which identifiable cash flows exist. This testing means that some assets must be grouped and our management exercises some discretion in grouping those assets. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates. If our ongoing estimates of future cash flows are not met, we may have to record additional impairment charges in future accounting periods. Our estimates of cash flows are based on the current regulatory, social and economic climates where we conduct our operations as well as recent operating information and budgets for our business. These estimates could be negatively impacted by changes in federal, state or local regulations, economic downturns, or other events affecting various forms of travel and access to our hotel casino.

Indefinite-lived intangible assets must be reviewed for impairment at least annually and between annual test dates in certain circumstances. We perform our annual impairment test for indefinite-lived intangible assets in the fourth quarter of each fiscal year. While certain of the inputs used in our valuation model for assessing the value relative to our indefinite-lived intangible assets potentially constitute Level 2 inputs (observable inputs), we often apply adjustments to the inputs, and, thus, render those inputs as Level 3 (unobservable inputs). As a result, the majority of our inputs used in our valuation model constitute Level 3 inputs. We believe that no significant events occurred during the year ended December 31, 2010 that would indicate impairment exists.

Non-financial assets must be reviewed for impairment at least annually and between annual test dates in certain circumstances. We perform our annual impairment test for non-financial assets in the fourth quarter of each fiscal year. Most of the inputs used in our valuation model for assessing the value relative to our non-financial assets constitute Level 2 inputs. We believe that no significant events occurred during the year ended December 31, 2010 that would indicate impairment exists.

Depreciation and Amortization Expense

Depreciation expense is based on the estimated useful life of our assets. The respective lives of the assets are based on a number of assumptions made by us, including the cost and timing of capital expenditures to maintain and refurbish our hotel casino, as well as specific market and economic conditions. Depreciation and amortization are computed using the straight-line method over the estimated useful lives for financial reporting purposes and accelerated methods for income tax purposes.

While our management believes its estimates are reasonable, a change in the estimated lives could affect depreciation expense and net income or the gain or loss on the sale of our subsidiaries’ hotel casino or any of its assets. Substantially all property and equipment is pledged as collateral for long-term debt.

Derivative Instruments and Hedging Activities

We manage risks associated with our current and anticipated future borrowings, such as interest rate risk and its potential impact on our variable rate debt. FASB ASC 815-10, Derivatives and Hedging (prior authoritative literature: SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted) (“FASB ASC 815-10 (SFAS No. 133)”), establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by FASB ASC 815-10 (SFAS No. 133), we record all derivatives on our balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. We assess the effectiveness under the hypothetical derivative method where the cumulative change in fair value of the actual cap is compared to the cumulative change in fair value of a hypothetical cap having terms that exactly match the critical terms of the hedged transaction. For derivatives that do not qualify for hedge accounting or when hedge accounting is discontinued, the changes in fair value of the derivative instrument is recognized directly in earnings.

Our objective in using derivatives is to add stability to interest expense and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, we primarily use interest rate caps as part of its cash flow hedging strategy. During the year ended December 31, 2010, interest rate caps were used to hedge the variable cash flows associated with existing variable-rate debt.

Derivative instruments and hedging activities require us to make judgments on the nature of our derivatives and their effectiveness as hedges. These judgments determine if the changes in fair value of the derivative instruments are reported as a component of interest expense in the consolidated statements of operations or as a component of equity on our consolidated balance sheets. While we believe our judgments are reasonable, a change in a derivative’s fair value or effectiveness as a hedge could affect expenses, net income and equity.

For the years ended December 31, 2010 and December 31, 2009, the total fair value of derivative instruments was $0 and $0, respectively. The change in fair value included in comprehensive income for December 31, 2010 and December 31, 2009 was $2.0 million and $14.9 million, net of premium amortization, respectively. Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on our variable-rate debt. We reflect the change in fair value of all hedging instruments in cash flows from operating activities. The net gain or loss recognized in earnings during the reporting period representing the amount of the hedges’ ineffectiveness was insignificant. For the years ended December 31, 2010 and December 31 2009, we expensed $3.6 million and $15.0 million to interest expense attributable to the derivatives not designated as hedges according to FASB ASC 815-10 (SFAS No. 133), respectively.

Fair Value Measurements

FASB ASC 820-10, Fair Value Measurements and Disclosures (prior authoritative literature: SFAS No. 157, Fair Value Measurements, issued September 2006) (“FASB ASC 820-10 (SFAS No. 157)”), emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, FASB ASC 820-10 (SFAS No. 157) establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). We have applied FASB ASC 820-10 (SFAS No. 157) to recognize the liability related to our derivative instruments at fair value to consider the changes in our creditworthiness and the creditworthiness of our counterparties in determining any credit valuation adjustments.

Level 1 inputs use quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly-quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Currently, we use interest rate cap agreements to manage our interest rate risk. The valuation of these derivative instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative instrument. This analysis reflects the contractual terms of the derivative instruments, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. To comply with the provisions of FASB ASC 820-10 (SFAS No. 157), we incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts and guarantees.

Although we have determined that the majority of the inputs used to value our derivative instruments fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our derivative instruments use Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by us or any of our counterparties. However, as of December 31, 2010, HRH Holding had assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of HRH Holdings’ derivative instruments. As a result, HRH Holdings determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

As of December 31, 2010, the total value of the interest rate caps valued under FASB ASC 820-10 (SFAS No. 157) included in other assets was approximately $0.

Although we have determined that the majority of the inputs used to value our long-term debt fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our long-term debt use Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default. However, as of December 31, 2010, HRH Holdings assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our long-term debt and determined that the credit valuation adjustments were not significant to the overall valuation of HRH Holdings’ long-term debt. As a result, HRH Holdings determined that HRH Holdings’ long-term debt valuations in their entirety were to be classified in Level 2 of the fair value hierarchy. As of December 31, 2010, the total fair value of the long-term debt of HRH Holdings valued under FASB ASC 820-10 (SFAS No. 157) did not materially differ from its carrying value of approximately $1.3 billion.

Valuation of Hard Rock Trade Name

The provisional valuation of the Hard Rock trade name licensing intangible was conducted using certain variations of the income approach. This asset has three components with differing risk characteristics: (i) the use of the licensed Hard Rock brand on the Hard Rock Hotel & Casino Las Vegas; (ii) the current sub-license to the Isleta and CNE casinos; and (iii) the potential additional sub-licenses anticipated in California and elsewhere.

For components (ii) and (iii), a direct application of the income approach was employed, based on the present value of the projected future royalty streams. For component (i), we imputed an estimated arm’s length royalty rate that would be paid for use if its current license was not royalty-free. This estimated royalty rate was selected based on our observations of brand licensing fees in the hospitality industry as well as the actual agreed Isleta and CNE contractual royalty fee structures. The hypothetical royalties saved by the Company are estimated multiplying the estimated rate by projected revenues over a five-year explicit forecast horizon and a growth assumption into perpetuity. The resultant annual royalty savings are then discounted to present value.

The Hard Rock IP Action was filed in late September 2010 and amended in late November 2010. Our valuation of the licensing intangible was conducted during the first quarter of 2011 based on facts and circumstances reasonably known as of March 1, 2011 (the “Assignment Date”). Our belief was in the first quarter of 2011, as it remains today, that this litigation would not have a material adverse effect on the value of the Hard Rock trade name or on our overall financial position.

Valuation of Fixed Assets

Land

Land, both operating and non-operating parcels, was preliminarily valued under the market approach. We analyzed recent comparable transactions of vacant land parcels, listings of land parcels in the surrounding areas and held discussions with real estate brokers active in the Las Vegas market. Adjustments to the per acre pricing of comparable transactions were made for such factors as size, location, accessibility, frontage, development potential and market conditions at the time of the sale.

Buildings, site improvements, and furniture fixtures and equipment (“FF&E”)

Preliminary value indications for buildings, site improvements, and FF&E were estimated using almost exclusively cost approach methodologies. Certain minor information technology assets with liquid secondary markets were valued under the market approach. Under the cost approach, the replacement cost of buildings and site improvement assets were first estimated using published construction pricing guides. The replacement costs for FF&E assets were generally computed by inflating recorded original costs by trend factors provided in published pricing guides for specific asset categories. Deductions for physical and functional obsolescence were made from replacement cost based on the age, condition and utilization of the asset class. To the net result, a pro rata adjustment for economic obsolescence was made to all of these asset classes based on income and market approach analyses of the Company’s overall business enterprise. From a reasonably computed enterprise value for the Company, deductions are made for working capital items and intangible assets valued on in-exchange basis, to establish the maximum value that is allocable to fixed asset classes, regardless of the historic level of capital investment made to acquire them.

Lease Related Assets

The Company has active leases with seven third party retailers or food and beverage operators. Based on market conditions at the time of their execution, certain of the leases were considered to be at above-market terms on or about to March 1, 2011 while others were deemed to be at below market terms. The income approach was used to compute the present value of the net, annual above market lease payments over the remaining terms of the subject leases. Other analyses under the cost approach were performed to estimate lease-in-place value, prepaid legal, marketing and commission fees as well as certain tenant improvement not reflected within the FF&E classes. Because they are so interrelated to other fixed asset classes, these preliminary indications were then subject to the economic obsolescence penalty factor noted above to determine provisional values.

Valuation of Intangible Assets

Sponsorship Agreements

HRH Holdings had previously entered into multiple sponsorship agreements with third-parties to strategically align and emphasize the Hard Rock brand at specific venues. As of March 1, 2011 however, only two sponsors still owed contracted payments to the Company. We used the income approach to determine provisional values for these sponsorship agreements, with scheduled future monthly payments from these third parties were discounted to their present value equivalents as of March 1, 2011.

Rated Player Relationships

The Company has a customer relationship management system that facilitates the collection of data on its rated “Players.” Players enroll in the “Rockstar Club” loyalty program, swipe magnetic cards while gambling, and are rewarded with complimentary lodging, meals, entertainment, and other perks proportionate to their level of play. While the income approach is often employed to value customer-based intangibles, the Company’s financial performance and high fixed asset base dictated the use of a variation of cost approach to value this asset. Under this method, we estimated the average cost incurred to solicit and sign-on each new Player in 2010. The cost factor was multiplied by the total number of active Players to estimate the estimate total cost that would hypothetically be incurred to replicate the rated Player database on or about March 1, 2011 to determine provisional values.

Reservation Backlog

Guests at the Hard Rock Hotel & Casino Las Vegas, particularly corporate groups, make reservations well in advance of their scheduled visits. These guests have been “pre-sold” as of the valuation date, and do not require future sales or marketing expenses to be induced to come to the Company. The Company’s financial performance and high fixed asset base dictated the use of cost-savings variation of the income approach to value this asset. To apply this approach, we compiled reports of pre-booked room revenue streams to the Company resulting from the reservation backlog from March 1, 2011 through the end of 2012, segregated between “definite” and “tentative” guests. After adjusting for historical probabilities of cancellation, we also estimated a level of casino, food, beverage and other revenue that would likely expected to be generated from the out-of-town guests of the Hard Rock Hotel & Casino Las Vegas. To these total likely revenues stream, we estimated the annual sales, marketing and other related expenses as a percent of revenue to quantify the cost-savings associated with pre-sold guests. Assuming these savings should be recognized at the time of the guest stay, they were discounted back to present value to determine provisional values.

Vanity, Rehab and The Joint Trade Names

The Vanity, Rehab and The Joint trade names are currently in active use at Hard Rock Hotel & Casino Las Vegas and are considered to have material value. The provisional fair values of these trade names were estimated by applying a form of the income approach known as the relief-from-royalty method. The underlying premise of this method is that the fair value of an intangible asset is equal to the future cost savings resulting from its ownership when compared to rent or royalty charges that would otherwise be paid to a third party for its use. Assumptions for these valuation models include: revenue growth projections for each venue through an assumed ten-year remaining economic life for the brands, a hypothetical arm’s-length royalty rate applied to the revenue stream, and an discount rate used to compute the present value of the hypothetical royalties avoided. These discounted royalty savings are then summed to estimate fair value.

Long Term Debt

We used market approach concepts to ascertain whether the interest rates and other terms of the Amended Facility were reflective above or below prevailing market rates. Our estimation of an appropriate market yield rates entailed (i) the assignment of a quasi-rating to the Amended Facility using our understanding of ratings criteria and other key data primarily published by Standard & Poor’s (“S&P”) and other recognized sources (ii) the identification of prevailing market yields for arm’s-length borrowers having similar debt ratings. The quasi-rating assignment relied primarily upon the comparison and correlation of certain key financial metrics of the Company to comparable financial ratios recently observed for S&P rated issuances. Market yields by rating were compiled from the research of both new debt issuances primarily within the hospitality sector and general industrial publicly traded S&P rated bond composite yields.

We used income approach models to determine the provisional fair value of the Amended Facility. Projected debt service requirements were estimated at based on contractually agreed interest rates, forward LIBOR index curves and the seven year principal repayment schedule. These debt service amounts were discounted to present value at appropriate market yield rates. The sum of the present value of debt service payments provided an estimate of provisional fair value for the Amended Facility.

The Second Mortgage Facility of $30 million was deemed to have a carrying value equivalent to par because it was originated subsequent to foreclosure and not included in the foreclosure valuation.

Allowance for Uncollectible Receivables

Substantially all of our accounts receivable are unsecured and are due primarily from our subsidiaries’ casino and hotel patrons and convention functions. Financial instruments that potentially subject us to concentrations of credit risk consist principally of casino accounts receivable. We issue credit in the form of “markers” to approved casino customers following investigations of creditworthiness. Non-performance by these parties would result in losses up to the recorded amount of the related receivables. Business or economic conditions or other significant events could also affect the collectibility of such receivables.

Accounts receivable, including casino and hotel receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems them to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce our receivables to their carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as our management’s experience with collection trends in the casino industry and current economic and business conditions. Our management’s estimates consider, among other factors, the age of the receivables, the type or source of the receivables, and the results of collection efforts to date, especially with regard to significant accounts. Change in customer liquidity or financial condition could affect the collectability of that account, resulting in the adjustment upward or downward in the provision for bad debts, with a corresponding impact to our results of operations.

Recently Issued and Adopted Accounting Pronouncements

FASB ASC 105-10, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (prior authoritative literature: FASB SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, issued June 2009) (“FASB ASC 105-10-65 (SFAS No. 168)”), establishes the FASB Accounting Standards Codification as the single source of authoritative nongovernmental GAAP. The Codification is effective for fiscal years and interim periods ending after

September 15, 2009. The adoption of FASB ASC 105-10-65 (SFAS No. 168) did not have a material impact on our consolidated financial statements.

FASB ASC 820-10, (Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (“ASU No. 2010-06”)), was adopted in the first quarter of 2010 by HRH Holdings. These provisions of ASU No. 2010-06 amended ASC 820-10, Fair Value Measurements and Disclosures, by requiring additional disclosures for transfers in and out of Level 1 and Level 2 fair value measurements, as well as requiring fair value measurement disclosures for each “class” of assets and liabilities, a subset of the captions disclosed in our consolidated balance sheets. The adoption did not have a material impact on our or HRH Holdings’ consolidated financial statements or disclosures, as we or HRH Holdings’ did not have any transfers between Level 1 and Level 2 fair value measurements and did not have material classes of assets and liabilities that required additional disclosure.

FASB ASC 855-10, (Accounting Standards Update No. 2010-09 Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements (“ASU No. 2010-09”)) was adopted in the first quarter of 2010 by HRH Holdings. ASU No. 2010- 09 amended ASC 855-10, Subsequent Events—Overall by removing the requirement for an SEC registrant to disclose a date, in both issued and revised financial statements, through which that filer had evaluated subsequent events. Accordingly, we removed the related disclosure from our consolidated financial statements in this report and the adoption did not have a material impact on our consolidated financial statements.

In April 2010, the FASB issued ASU No. 2010-16, Entertainment-Casinos (Topic 924): Accruals for Casino Jackpot Liabilities. The authoritative guidance for companies that generate revenue from gaming activities that involve base jackpots, which requires companies to accrue for a liability and charge a jackpot (or portion thereof) to revenue at the time the company has the obligation to pay the jackpot. The guidance is effective for interim and annual reporting periods beginning on or after December 15, 2010. We currently do not accrue for base jackpots until we have the obligation to pay such jackpots. As such, the application of this guidance did not have a material effect on our financial condition, results of operations or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. The outstanding debt under the Amended Facility has a variable interest rate. We use some derivative financial instruments, primarily interest rate caps, to manage our exposure to interest rate risks related to our floating rate debt. We do not use derivatives for trading or speculative purposes and only enter into contracts with major financial institutions based on their credit rating and other factors. As of September 30, 2011, our total outstanding debt, including the current portion, was approximately $895.0 million, all of which was variable rate debt. The Company has entered into hedge agreements which cap LIBOR at 1.26575%. At September 30, 2011, the LIBOR rate was 0.229% on the total outstanding debt, thereby making our cap out of the money. Due to a LIBOR floor of 1.5% currently in place, the LIBOR rate would have to exceed the LIBOR floor for our interest expense to be affected and any decrease in interest rates would not decrease interest expense. Subject to the cap and the LIBOR floor, as of September 30, 2011, an increase in market rates of interest by 1.43% would have increased our annual interest expense by $1.0 million. Due to the LIBOR floor, a decrease in market interest rates would not decrease our annual interest expense.

Item 3	Properties

We own approximately 30 acres of land where the Hard Rock Hotel & Casino Las Vegas is located.

Item 4	Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with regard to the beneficial ownership of our membership interests for (i) each person who owned beneficially more than 5% of our Class A Units (ii) each person who owned beneficially more than 5% of our Class B Units, which comprise our outstanding voting securities, (iii) each of the members and managers of BREF Management, (iv) each of the persons determined to be “named executive officers” and (v) all members and managers of BREF Management as a group as of the date hereof. Except as otherwise indicated, each such person has sole voting and dispositive power with respect to the membership interests shown as beneficially owned by it.

Name of Beneficial Owner	Percentage Ownership of Class A Units	Percentage Ownership of Class B Units
BREF HR Management, LLC (1) (2)	100%	—
Brookfield Financial, LLC as to its Series B (1) (3)	—	100%
Andrea Balkan (1)	—	—
Barry S. Blattman (1)	—	—
Theresa Hoyt (1)	—	—
William M. Powell (1)	—	—
All members and managers of BREF Management as a group (4 persons)	—	—

(1)	The business address for each of Brookfield Financial, BREF Management, Mesdames Balkan and Hoyt and Messrs. Blattman and Powell is Three World Financial Center, 200 Vesey Street, 11th Floor New York, NY 10281.
(2)	Mesdames Balkan and Hoyt and Messrs. Blattman and Powell have dispositive power over the Class A Units held by BREF Management.
(3)	The Company does not have a board of directors. The Company is managed by BREF Management in compliance with the gaming laws of the State of Nevada. Brookfield Financial will not participate in the management or control of the business of, and will not have any rights or powers with respect to, the Company except that BREF Management is be permitted to transfer, assign, convey or otherwise dispose of any assets of the Company only with the written consent of Brookfield Financial. In addition, Brookfield Financial may cause BREF Management to resign and forfeit its interest in the Company and admit a new Class A member (subject to the approval of the Nevada Commission). Subject to the approval of the Nevada Commission, all distributions of the Company are made to Brookfield Financial.

Item 5	Directors and Executive Officers

The Company does not have a board of directors. The Company is managed by BREF Management in compliance with the gaming laws of the State of Nevada. The following table sets forth the name, age and position of each of the members and managers of BREF Management:

Name	Age	Position
Andrea Balkan	47	Authorized Representative
Barry S. Blattman	49	Authorized Representative
Theresa Hoyt	49	Authorized Representative
William M. Powell	52	Authorized Representative

Andrea Balkan. Andrea is a Managing Partner of Brookfield Real Estate Financial Partners, based in New York. She has held several senior management positions at Brookfield and is responsible for the overall management of the activities of the Fund. Andrea has over 25 years of experience in real estate finance and capital markets. Prior to joining Brookfield in 2002, Andrea was a Director at Merrill Lynch in New York in the Investment Banking and Debt Capital Markets groups (1998 to 2002), where she was responsible for conduit and large loan origination business, and before that, a Managing Director at Chase Manhattan Bank where she was a member of the management team that developed Chase Manhattan Bank’s top tier CMBS business. Andrea holds a B.A. from Wesleyan University and successfully completed Chemical Bank’s credit training program in 1987.

Barry S. Blattman. Barry is a Senior Managing Partner of Brookfield Real Estate Financial Partners and is responsible for business development, relationship management and strategic transactions. Prior to joining Brookfield in 2002, Barry held the title of Managing Director at Merrill Lynch with responsibility at different points in time for numerous businesses including the commercial real estate debt group, the Latin American debt capital markets group and the structured finance group. Barry also served as a senior investment banking relationship manager for the office property client group and for financial institutions, specialty finance companies and opportunity funds focused on real estate at Merrill Lynch. Barry holds a BA from the University of Michigan and an MBA from New York University.

Theresa Hoyt. Terry is a Senior Vice President of Brookfield Real Estate Financial Partners, based in New York. She has held several senior management positions at Brookfield and will be responsible for the structuring, closing and asset management of transactions included in the Fund. Terry has over 22 years of experience in closing real estate transactions, including nine years of experience in real estate finance and capital markets at Merrill Lynch and JP Morgan. Prior to joining Brookfield in 2003, Terry was at Merrill Lynch and was responsible for the closing and securitization of all large loan transactions. Terry holds a B.A. from Monmouth University.

William M. Powell. Bill is a Managing Partner of Brookfield Real Estate Financial Partners based in New York and is responsible for treasury and structured finance. Prior to joining Brookfield in 2002, Bill has held various senior management positions within the real estate capital markets groups at several investment management firms. Bill has a diverse background as a structured real estate investor having considerable experience in subordinate CMBS, investment grade CMBS, and REIT debt transactions, as well as in privately negotiated structured transactions. Bill holds a B.S. from the University of Richmond and an M.B.A. from the Darden School of the University of Virginia.

Item 6	Executive Compensation

We were formed by Brookfield Financial on February 11, 2011 in preparation for the closing of the Assignment and certain related assets. The Company is managed by BREF Management in compliance with the gaming laws of the State of Nevada. We do not, and do not intend in the future to, compensate the members and managers of BREF Management for the management services they provide the Company. All of the members and mangers of BREF Management are currently directors and/or officers of Brookfield, and their compensation is set and paid by Brookfield.

Item 7	Certain Relationships and Related Transactions, and Director Independence

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We are an affiliate of Brookfield. While we believe that our ongoing relationship with Brookfield provides us with a strong competitive advantage as well as access to opportunities that would otherwise not be available to us, we operate very differently from an independent, stand-alone entity. In particular, conflicts of interest could arise, among other reasons, because:

•	Brookfield has significant discretion to determine the suitability of opportunities for us and to allocate such opportunities to us or to itself or third parties;

•

there may be circumstances where Brookfield will determine that an acquisition opportunity is not suitable for us because of limits arising due to regulatory or tax considerations or limits on our financial capacity or because of the immaturity of the target assets or the fit with our acquisition strategy and Brookfield is entitled to pursue the acquisition on its own behalf rather than offering us the opportunity to make the acquisition and, as a result, Brookfield may initially or ultimately make the acquisition;

•	where Brookfield has made an acquisition, it may transfer it to us at a later date after the assets have been developed or we have obtained sufficient financing;

•

Brookfield is permitted to pursue other business activities and provide services to third parties that compete directly with our business and activities without providing us with an opportunity to participate, which could result in the allocation of Brookfield’s resources, personnel and acquisition opportunities to others who compete with us; and

•	Brookfield does not owe the Company any fiduciary duties, which may limit our recourse against it.

DIRECTOR INDEPENDENCE

The Company does not have a board of directors. The Company is managed by BREF Management Although the Company and BREF Management are not subject to the rules promulgated by the New York Stock Exchange, the Company has used the independence requirements set forth in these rules as a benchmark to determine whether the members and managers of BREF Management are independent. None of the members or managers of BREF Management meet the independence requirements set forth in the rules promulgated by the New York Stock Exchange because each of its members and managers is also a director and/or officer of another affiliate of Brookfield. However, given that each of our members has direct control over us, we do not believe it is necessary to elect independent directors at this time. The Company does not currently maintain a separately designated audit, compensation or nominating committee.

Item 8	Legal Proceedings

Our subsidiary HRHH IP is currently one of the Defendants in the Hard Rock IP Action. HRCI filed an amended complaint in the Hard Rock IP Action on November 23, 2010. HRCI claims that Defendants owe it damages and profits, and seeks an injunction prohibiting further use of various HRCI trademarks as well as termination of the Hard Rock License. The gravamen of the Hard Rock IP Action is that Defendants allegedly have engaged in various conduct that infringes and dilutes HRCI’s trademarks and/or violates the Hard Rock License. The amended complaint purports to state claims for breach of contract, federal trademark dilution, federal trademark infringement, unfair competition, New York trademark dilution, common law trademark infringement and common law unfair competition. The Hard Rock IP Action presently is in settlement discussions and a court-supervised process of mediation. A negative outcome in the Hard Rock IP Action could have a material effect on our business and results of operations, potentially including an award of monetary damages and/or the termination of the Hard Rock License and with it our right to utilize any “Hard Rock” trademarks.

The Defendants moved to dismiss certain claims, moved to compel arbitration as to certain claims, answered the balance of the complaint, denying liability and made counterclaims. HRCI moved to dismiss the counterclaims for failure to state a claim. By decision dated July 11, 2011, the Court granted in part and denied in part each side’s motions. The effect of the decision is that certain parts of HRCI’s case will be allowed to proceed only in arbitration; certain parts of the case are dismissed, including most claims against certain prior equity holders of HRHH IP, and certain parts of the case will continue before the Court.

In light of the Court’s July 11 decision and certain other developments, it is expected that HRCI will seek leave to file an amended complaint. In particular, it is expected that HRCI will seek to add contract and trademark claims relating to a recent settlement with the Nevada Commission; that HRCI will no longer make claims against most of the prior equity holders of HRHH IP; and that HRCI will seek to add claims against HRHH Hotel/Casino, the Company and WG-Harmon. It is also expected that HRCI will commence a separate arbitration proceeding with respect to those claims that were deemed arbitrable in the Court’s July 11 decision.

S&H Projects (“S&H”), filed a lawsuit against HRHI on December 3, 2010 with regard to the closure of the Wasted Space lounge in October 2010, and the Company has agreed to assume the defense of this matter in connection with the Assignment. Wasted Space was a joint venture between HRHI and S&H. S&H has alleged that HRHI used improper accounting techniques when determining the joint venture’s profits, that Wasted Space was profitable, that HRHI failed to seek or obtain contractually required authorization for certain expenses and that S&H is contractually entitled to a portion of the profits. S&H is seeking actual and compensatory damages, court costs and attorney’s fees, an accounting of the operations, management and finances of Wasted Space, and declaratory relief with regard to net profits. HRHI filed an answer on December 23, 2010 and the matter is currently in discovery phase.

Pursuant to the Settlement Agreement, DLJ MB IV HRH, LLC and Morgans Group LLC have agreed to assume the defense of the matter filed by Brian Feigenbaum against Hard Rock Holdings, LLC, Morgans Hotel Group Co., DLJ Merchant Banking Partners IV LP, the Government of Singapore Investment Corporation et al filed on or about February 25, 2011. We are a defendant in various other lawsuits relating to routine matters incidental to our business. We do not believe that the outcome of any such litigation, in the aggregate, will have a material effect on our business or results of operations.

Item 9	Market Price of And Dividends on the Registrant’s Common Equity and Related Stockholder Matters

MARKET INFORMATION

There currently is no established public trading market for our membership interests. None of our membership interests are subject to any outstanding options or warrants, and we have not issued any securities convertible into our membership interests. None of our membership interests may currently be sold under Rule 144 of the Securities Act.

HOLDERS

The only holder of our Class A Units is BREF Management and the only holder of our Class B Units is Brookfield Financial.

DIVIDENDS

We have not in the past paid cash distributions on our membership interests. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash distributions in the foreseeable future. The terms of our current financing agreements currently preclude us, and any future financing agreements may preclude us, from paying any distributions. To the extent not prohibited by the terms of any financing agreement or applicable law, however, we may at some future date distribute available cash to our members.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

We do not maintain any equity compensation plans pursuant to which equity securities of the Company may be currently issued.

Item 10	Recent Sales of Unregistered Securities

At the closing of the Assignment on March 1, 2011, we issued to each of our members Class A Units or Class B Units in consideration of the initial contributions they made to us (or were deemed to make to us). Upon the closing, BREF Management held all of our outstanding Class A Units and Brookfield Financial held all of our outstanding Class B Units. The issuances of the membership interests were made in reliance upon the exemption from registration requirements under Section 4(2) of the Securities Act. There were no underwriters employed in connection with the issuance of the membership interests. See “Business—The Company—The Assignment.”

Item 11	Description of Registrant’s Securities to be Registered

CLASSES OF MEMBERSHIP INTERESTS

We have two classes of membership interests: Class A Units and Class B Units. Holders of Class A Units are entitled to vote on any matter to be voted upon by our members. Except as provided by law, the holders of Class B Units do not have any right to vote.

ADDITIONAL CAPITAL CONTRIBUTIONS

The members are not required to make any additional capital contributions to the Company. However, the members may make additional capital contributions to the Company at any time upon the written consent of such member.

DISTRIBUTION OF CASH AVAILABLE FOR DISTRIBUTION

Distributions will be made to the holders of Class B Units at the times and in the aggregate amounts determined by BREF Management or the holders of Class A Units, subject to any necessary approvals from the Nevada Gaming Authorities.

RESTRICTIONS ON TRANSFER

Our members generally are prohibited from transferring or encumbering our membership interests without the prior written consent of BREF Management or the holders of Class A Units. No transfer may be made unless certain general conditions are met, including that the transfer complies with applicable gaming regulations.

DISTRIBUTIONS UPON LIQUIDATION

We may be dissolved upon certain events, including at the election of the members. In the event of a dissolution, the cash proceeds from the liquidation, after payment of our liabilities, will be distributed to our members in accordance with their respective positive capital account balances as calculated under the LLC Agreement, subject to any necessary approvals from the Nevada Gaming Authorities.

NO SINKING FUND PROVISIONS OR RIGHTS TO REDEMPTION OR CONVERSION

Holders of Class A Units or Class B Units have no redemption rights or conversion rights and do not benefit from any sinking fund.

Item 12	Indemnification of Directors and Officers

The LLC Agreement provides that, to the fullest extent permitted by law, neither our members nor any independent director, nor any officers, employees or agent of the Company, nor any employee, representative, agent or affiliate of any member (collectively, the “indemnified person”) be liable to the Company (or any other person that is a party to or otherwise bound by the LLC Agreement) for any loss damage, or claim incurred for by reason of any act or omission performed or omitted by such indemnified person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such indemnified person by the LLC Agreement, except that no indemnified person will be liable for any such loss, damage or claim incurred by reason of such indemnified person’s gross negligence or willful misconduct.

To the fullest extent permitted by law, an indemnified person will be entitled to indemnification from the Company for any loss damage, or claim incurred for by reason of any act or omission performed or omitted by such indemnified person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such indemnified person by the LLC Agreement, except that no indemnified person will be entitled to be indemnified in respect of any loss, damage or claim incurred by reason of such indemnified person’s gross negligence or willful misconduct with respect to such acts or omissions. Any indemnity provided pursuant to the LLC Agreement will only be provided out of and to the extent of the Company’s assets, and no members will have any personal liability on account thereof.

Item 13	Financial Statements and Supplementary Data

See the Index to Financial Statements beginning on page F-1.

Item 14	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

The audited balance sheets of HRH Holdings as of December 31, 2010, 2009 and 2008 and for the two months ended February 28, 2011 for HRH Holdings included in this registration statement have been audited by BDO USA, LLP.

Item 15	Financial Statements and Exhibits

(a)	List separately all financial statements filed.

See Index to Financial Statements beginning on Page F-1.

(b)	Exhibits

See “Exhibit Index”.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BREF HR, LLC, by its manager, BREF HR Management, LLC

January 24, 2012	By:	/s/ Theresa A. Hoyt
Theresa A. Hoyt
Authorized Representative

Report of Independent Registered Public Accounting Firm

Board of Directors and Members

Hard Rock Hotel Holdings, LLC

Las Vegas, Nevada

We have audited the accompanying consolidated balance sheets of Hard Rock Hotel Holdings, LLC (“HRH Holdings”) as of December 31, 2010 and 2009 and the related consolidated statements of operations and comprehensive loss, members’ deficit, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the HRH Holdings’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. HRH Holdings is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of HRH Holdings’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 13, subsequent to year end, HRH Holdings’ debt holders foreclosed on substantially all of HRH Holdings’ assets.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HRH Holdings and subsidiaries at December 31, 2010 and 2009, and the results of its operations and its cash flows for the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that HRH Holdings will continue as a going concern. As discussed in Note 1 to the financial statements, HRH Holdings has suffered recurring losses from operations, has a net capital deficiency, and defaulted on its debt subsequent to year end. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BDO USA, LLP

Las Vegas, Nevada

April 28, 2011

Hard Rock Hotel Holdings, LLC

Consolidated Balance Sheets

December 31,	2010	2009
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$15,023	$12,277
Accounts receivable, net	8,777	11,259
Inventories	2,717	3,062
Prepaid expenses and other current assets	2,694	3,631
Related party receivable	9	2
Restricted cash	24,085	66,349

Total current assets	53,305	96,580

Property and equipment, net of accumulated depreciation and amortization	1,136,451	1,151,839
Intangible assets, net	45,347	49,007
Deferred financing costs, net	2,476	3,656

TOTAL ASSETS	$1,237,579	$1,301,082

LIABILITIES AND MEMBERS’ DEFICIT
Current liabilities:
Accounts payable	$8,342	$9,954
Construction related payable	2,494	51,905
Related party payables	12,442	6,010
Accrued expenses	31,787	27,774
Interest payable	11,798	2,585
Short term deferred tax liability	1,349	1,739
Current portion of long-term debt	1,305,910

Total current liabilities	1,374,122	99,967
Long term deferred tax liability	55,971	55,114
Long term debt	—	1,210,874
Total long-term liabilities	55,971	1,265,988

Total liabilities	1,430,093	1,365,955

Commitments and contingencies (see Note 10)

Members’ deficit:
Paid-in capital	500,218	500,218
Accumulated other comprehensive loss	(335)	(2,311)
Accumulated deficit	(692,397)	(562,780)
Total members’ equity (deficit)	(192,514)	(64,873)

TOTAL LIABILITIES AND MEMBERS’ DEFICIT	$1,237,579	$1,301,082

The accompanying notes are an integral part of these consolidated financial statements.

Hard Rock Hotel Holdings, LLC

Consolidated Statements of Operations and Comprehensive Loss

Year Ended December 31,	2010	2009	2008
	(in thousands)
Revenues:
Casino	$59,703	$43,527	$53,282
Lodging	55,405	35,063	39,008
Food and beverage	96,669	74,555	70,119
Retail	4,452	5,019	6,146
Other income	31,242	27,534	15,741

Gross revenues	247,471	185,698	184,296
Less: promotional allowances	(23,500)	(24,144)	(19,951)

Net revenues	223,971	161,554	164,345

Costs and expenses:
Casino	48,067	42,421	37,694
Lodging	18,617	7,293	7,901
Food and beverage	51,612	37,818	37,809
Retail	2,872	3,014	2,896
Other	22,320	21,686	11,668
Marketing	8,656	4,830	5,044
Fees and expense reimbursements—related party	9,444	7,046	7,009
General and administrative	47,701	28,305	39,170
Depreciation and amortization	55,575	23,062	23,454
Loss on disposal of assets	3,138	97	25
Pre-opening costs	726	9,886	5,933
Impairment of land, goodwill and license rights	16,180	108,720	191,349

Total costs and expenses	284,908	294,178	369,952

Loss from operations	(60,937)	(132,624)	(205,607)

Other income (expense):
Interest income	38	329	1,542
Interest expense, net of capitalized interest	(68,251)	(79,570)	(78,822)

Other expenses, net	(68,213)	(79,241)	(77,280)

Loss before income tax expense (benefit)	(129,150)	(211,865)	(282,887)
Income tax expense (benefit)	467	—	(585)

Net loss	(129,617)	(211,865)	(282,302)
Other comprehensive income (loss):
Interest rate cap fair market value adjustment, net of tax	1,976	14,883	(17,168)

Comprehensive loss	$(127,641)	$(196,982)	$(299,470)

The accompanying notes are an integral part of these consolidated financial statements.

Hard Rock Hotel Holdings, LLC

Consolidated Statements of Members’ Equity (Deficit)

	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Members’ Equity (Deficit)
	(in thousands)

Balances at January 1, 2008	$181,127	$(68,614)	$(26)	$112,487
Contributions	125,469	—	—	125,469
Net income (loss)	—	(282,302)	—	(282,302)
Interest rate cap fair market value adjustment, net of tax	—	—	(17,168)	(17,168)

Balances at December 31, 2008	306,596	(350,916)	(17,194)	(61,514)
Contributions	193,622	—	—	193,622
Net loss	—	(211,865)	—	(211,865)
Interest rate cap fair market value adjustment, net of tax	—	—	14,883	14,883

Balances at December 31 , 2009	500,218	(562,780)	(2,311)	(64,873)
Net loss	—	(129,617)	—	(129,617)
Interest rate cap fair market value adjustment, net of tax	—	—	1,976	1,976
Balances at December 31, 2010	$500,218	$(692,397)	$(335)	$(192,514)

The accompanying notes are an integral part of these consolidated financial statements.

Hard Rock Hotel Holdings, LLC

Consolidated Statements of Cash Flows

Year Ended December 31,	2010	2009	2008
	(in thousands)
Cash flows from operating activities:
Net loss	$(129,617)	$(211,865)	$(282,302)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	51,915	18,221	16,068
Provision for (write off of) losses on accounts receivable	(5,169)	3,693	2,066
Amortization of loan fees and costs	2,451	20,563	19,270
Impairment of land, goodwill and license rights	16,180	108,720	191,349
Amortization of intangibles	3,660	4,841	7,386
Change in value of interest rate caps net of premium amortization included in net loss	1,976	14,989	2,545
Loss on disposal of assets	3,138	97	25
Deferred income taxes	467	—	(585)
(Increase) decrease in assets:
Accounts receivable	7,651	(2,376)	(6,167)
Inventories	345	(112)	(39)
Prepaid expenses	937	(645)	655
Related party receivable	(7)	276	284
Increase (decrease) in liabilities:
Accounts payable	(1,612)	3,663	2,088
Related party payable	6,432	2,609	2,859
Other accrued liabilities	4,013	17,488	(1,754)
Accrued interest payable	9,213	(1,341)	(646)

Net cash used in operating activities	(28,027)	(21,179)	(46,898)

Cash flow from investing activities:
Purchases of property and equipment	(55,845)	(399,591)	(284,297)
Payments on construction payables	(49,411)	(7,993)	59,896
Restricted cash	42,264	112,390	(122,926)

Net cash used in investing activities	(62,992)	(295,193)	(347,327)

Cash flows from financing activities:
Net proceeds from borrowings	95,036	123,211	240,361
Net proceeds from intercompany land acquisition borrowings	—	3,850	50,000
Capital investment	—	193,622	125,469
Purchase of interest rate caps	—	—	(19,808)
Financing costs on debt	(1,271)	(2,182)	(5,806)

Net cash provided by financing activities	93,765	318,501	390,216

Net increase (decrease) in cash and cash equivalents	2,746	2,129	(4,009)
Cash and cash equivalents, beginning of period	12,277	10,148	14,157

Cash and cash equivalents, end of period	$15,023	$12,277	$10,148

Supplemental cash flow information:
Cash paid during the period for interest, net of amounts capitalized	$41,313	$65,752	$64,103

Cash paid during the period for income taxes
Non-cash investing and financing activities
Capitalized interest	—	20,393	8,473

Construction payables	$2,494	$51,905	$59,896

The accompanying notes are an integral part of these consolidated financial statements.

Hard Rock Hotel Holdings, LLC

Notes to Consolidated Financial Statements

1.	Company Structure and Significant Accounting Policies

Basis of Presentation and Nature of Business

Hard Rock Hotel Holdings, LLC (“HRH Holdings”) is a Delaware limited liability company that was formed on January 16, 2007 by DLJ Merchant Banking Partners (“DLJMB”) and Morgans Hotel Group Co. (“Morgans”) to acquire Hard Rock Hotel, Inc. (“HRH”), a Nevada corporation incorporated on August 30, 1993, and certain related assets. HRHI owns the Hard Rock Hotel & Casino in Las Vegas (the “Hard Rock”).

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. HRH Holdings has evaluated all subsequent events through, April 27, 2011, the date these financial statements were available to be issued.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810-10, Consolidation (prior authoritative literature: FASB Interpretation No. (“FIN”) 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, as amended) (“FASB ASC 810-10 (FIN 46R’”) requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Prior to March 1, 2008, Golden HRC, LLC was the third-party operator of all gaming operations at the Hard Rock. HRH Holdings did not own any legal interest in Golden HRC, LLC. HRH Holdings determined that Golden HRC, LLC was a variable interest entity and that HRH Holdings was the primary beneficiary of the gaming operations because HRH Holdings was ultimately responsible for a majority of the operations’ losses and was entitled to a majority of the operations’ residual returns. As a result, the gaming operations are consolidated in HRH Holdings’ financial statements. On March 1, 2008, HRH Holdings assumed the gaming operations at the Hard Rock as it had satisfied the conditions necessary to obtain its gaming license, and Golden HRC, LLC ceased to be the operator of gaming operations on such date.

HRH Holdings’ operations are conducted in the destination resort segment, which includes casino, lodging, food and beverage, retail and other related operations. Because of the integrated nature of these operations, HRH Holdings is considered to have one operating segment.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that HRH Holdings will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. HRH Holdings has incurred significant losses and did not generate sufficient cash to fully cover the interest payments on the mortgage financing under a real estate financing facility (“CMBS Facility”) and used funds from the reserves to meet its liquidity needs. The CMBS Facility matured on February 9, 2011 and HRH Holdings did not qualify for the extension option, resulting in a default (See Note 13). As of December 31, 2010, HRH Holdings had negative working capital of approximately $1.3 billion and a total deficit of approximately $192.5 million. HRH Holdings’ history of recurring losses, negative working capital and limited access to capital, has raised substantial doubt regarding HRH Holdings’ ability to continue as a going concern. Management reviewed its options and discussed with the lenders possibly restructuring the debt. However, on March 1, 2011, HRH Holdings and the lenders and certain affiliates of DLJMB, as well as other interest parties, entered into a comprehensive settlement agreement, which among other things, transferred to an affiliate of Brookfield Financial, LLC as to its Series B (the “First Mezzanine Lender”) 100% of the indirect equity interest in Hard Rock. See Note 13. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these matters.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks and interest-bearing deposits with maturities at the date of purchase of three months or less. Cash equivalents are carried at cost which approximates market.

Restricted Cash

HRH Holdings is obligated to maintain reserve funds for property taxes, insurance and capital expenditures at the Hard Rock as determined pursuant to the CMBS facility. These capital expenditures relate primarily to initial renovations at the Hard Rock and the periodic replacement or refurbishment of furniture, fixtures and equipment. On February 2, 2007, which was the date of closing of the acquisition of HRH Holdings by Morgans (the “Acquisition”), which HRH Holdings refers to as the “Closing Date”, HRH Holdings deposited $35 million into an initial renovation reserve fund to be held as additional collateral for the CMBS loan for the payment of initial renovations to the Hard Rock. The CMBS lenders will make disbursements from the initial renovation reserve fund for initial renovation costs incurred by HRH Holdings upon its satisfaction of conditions to disbursement under the CMBS facility. In addition, the CMBS facility requires HRH Holdings to deposit funds into a replacements and refurbishments reserve fund at amounts equal to three percent of the Hard Rock’s gross revenues and requires that the funds to be set aside in restricted cash. As of December 31, 2009, HRH Holdings completed all of the initial renovations required under the CMBS facility and the initial renovation reserve account was closed. As of December 31, 2010 and 2009, an aggregate of $3.5 million and $2.4 million were available in restricted cash reserves for future capital expenditures in the replacements and refurbishments reserve funds, respectively. Additionally, $2.4 million and $2.3 million and $2.2 million and $1.6 million were available in the insurance and property tax reserve funds, respectively.

In addition, HRH Holdings also is obligated to maintain a reserve fund for interest expense as determined pursuant to the CMBS facility. On the Closing Date, HRH Holdings deposited $45 million into an interest reserve fund to be held as additional collateral under the CMBS facility for the payment of interest expense shortfalls and on the closing date of the 2009 Loan Restructuring described in Note 8 HRH Holdings deposited an additional $1.0 million into the interest reserve fund. The CMBS lenders will make disbursements from the interest reserve fund upon HRH Holdings’ satisfaction of conditions to disbursement under the CMBS facility. As of December 31, 2010 and 2009, $0.0 million and $11.4 million were available in restricted cash reserves in the interest reserve fund, respectively.

Pursuant to the 2009 Loan Restructuring described in Note 8, HRH Holdings is also obligated to maintain a working capital account. On December 24, 2009, HRH Holdings deposited $7.0 million into the working capital account. In certain circumstances, excess cash flow generated by the property and excess interest reserve deposits are deposited into the working capital account, until the amounts on deposit therein equal $7.0 million. Upon request and provided certain conditions have been satisfied, HRH Holdings may use disbursements from the working capital account to pay operating expenses, extraordinary expenses, capital expenses, project costs, debt service (but not any accrued interest on the mezzanine loans under the CMBS facility), exit fees, fees due in connection with any letter of credit facilities utilized to post letters of credit to be provided under the CMBS facility or any other fees or amounts required to be paid to the lenders under the CMBS facility.

In addition, HRH Holdings also is obligated to maintain reserve funds for interest expense and property tax as determined pursuant to the land acquisition loan. The lenders will make disbursements from the interest and property tax reserve funds upon HRH Holdings’ satisfaction of conditions to disbursement under the land acquisition loan. As of December 31, 2010 and 2009, $1.2 million and $0.6 million and $0.6 million and $1.0 million were available in restricted cash reserves in the interest and property tax reserve funds, respectively. The lender under the land acquisition financing funded a portion of the interest and property tax reserves for 2009, which amounts were added to the principal balance of the land acquisition financing in connection with the 2009 Land Restructuring described in Note 8.

Concentrations of Credit Risk

Substantially all of HRH Holdings’ accounts receivable are unsecured and are due primarily from HRH Holdings’ casino and hotel patrons and convention functions. Non-performance by these parties would result in losses up to the recorded amount of the related receivables. Management does not anticipate significant non-performance and believes that they have adequately provided for uncollectible receivables in HRH Holdings’ allowance for doubtful accounts.

Accounts Receivable and Credit Risk

Financial instruments that potentially subject HRH Holdings to concentrations of credit risk consist principally of casino accounts receivable. HRH Holdings issues credit in the form of “markers” to approved casino customers following investigations of creditworthiness. Business or economic conditions or other significant events could affect the collectability of such receivables.

Accounts receivable, including casino and hotel receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems them to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce HRH Holdings’ receivables to their carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions.

Inventories

Inventories are stated at the lower of cost (determined using the first-in, first-out method), or market.

Depreciation and Amortization

Land improvements, buildings and improvements, equipment, furniture and fixtures, and memorabilia are recorded at cost. HRH Holdings capitalizes interest on funds disbursed during construction. Depreciation and amortization are computed using the straight-line method over the estimated useful lives for financial reporting purposes and accelerated methods for income tax purposes. Estimated useful lives for financial reporting purposes are as follows:

Land improvements	12-15 years
Building improvements	15 years
Buildings	39-45 years
Equipment, furniture and fixtures	3-10 years
Memorabilia	40 years

Gains or losses arising from dispositions are included in costs and expenses in the accompanying statements of operations. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred. Substantially all property and equipment is pledged as collateral for long-term debt. For assets to be disposed of, HRH Holdings recognize the asset at the lower of carrying value or fair market value less costs of disposal, as estimated based on comparable asset sales, solicited offers, or a discounted cash flow model.

Goodwill and Indefinite Lived Intangibles

HRH Holdings records goodwill and indefinite lived intangibles in accordance with the applications of ASC 350, Intangibles—Goodwill and Other. HRH Holdings reviews the carrying values on an annual basis and between annual dates in certain circumstances

Goodwill represents the excess of purchase price over fair market value of net assets acquired in business combinations. Goodwill and indefinite-lived intangible assets must be reviewed for impairment at least annually and between annual test dates in certain circumstances. HRH Holdings performs its annual impairment test for goodwill and indefinite-lived intangible assets in the fourth quarter of each fiscal year.

In accordance with FASB ASC 350-10 (SFAS No. 142), HRH Holdings considers its licensing rights as indefinite-life intangible assets that do not require amortization. Rather, these intangible assets are tested for impairment at least annually by comparing the fair value of the recorded assets to their carrying amount. If the carrying amounts of the licensing rights exceed their fair value, an impairment loss is recognized. Once an impairment of an indefinite-life intangible asset has been recorded it cannot be reversed. HRH Holdings tests its indefinite-lived intangible assets for impairment on an annual basis or more frequently if an event occurs or circumstances change that indicate that the fair value could be below its carrying amount. The impairment test consists of comparing the fair value with its carrying amount, and, if the carrying amount exceeds its fair value, an impairment loss would be recognized for the carrying amount in excess of its implied fair value. The income approach, market approach, and cost approach were considered in arriving at a fair value estimate of HRH Holdings’ intangible assets.

HRH Holdings completed its 2008 annual impairment tests of goodwill and indefinite-lived intangible assets as of October 31, 2008. The Income Approach, Market Approach, and Cost Approach were considered in arriving at a fair value estimate of HRH Holdings’ intangible assets. As a result of this analysis, HRH Holdings recognized a non-cash impairment charge of approximately $181.3 million related to goodwill and $10.0 million related to certain indefinite-lived intangible assets in the fourth quarter of 2008. The impairment charge represents all of the goodwill recognized at the time of the Hard Rock Hotel and Casino acquisition and a portion of the value of the Hard Rock license. The impairment charge resulted from factors impacted by market conditions including: i) lower market valuation multiples for gaming assets; ii) higher discount rates resulting from turmoil in the credit and equity markets; and iii) cash flow forecasts for HRH Holdings. HRH Holdings completed its 2009 and 2010 annual impairment tests of its indefinite-lived intangibles as of October 31, of each year and determined that no further impairment had occurred.

Other Intangible Assets

HRH Holdings accounts for its other intangible assets in accordance with FASB ASC 350-10 (SFAS No. 142). Intangible assets that have a definite life, such as trade names and certain non-compete agreements, are amortized on a straight-line basis over their estimated useful lives or related contract. “Player” relationships are amortized on an accelerated basis over a nine-year period consistent with the expected timing of HRH Holdings’ realization of the economic benefits of such relationships. HRH Holdings reviews the carrying value of its intangible assets that have a definite life for possible impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. If the carrying amount of the intangible assets that have a definite life exceed their fair value, an impairment loss is recognized. As a result of this analysis, no impairment was recorded as of December 31, 2010, 2009, or 2008.

Impairment of Long-Lived Assets

HRH Holdings has a significant investment in long-lived property and equipment. HRH Holdings reviews the carrying value of property and equipment to be held and used for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future undiscounted cash flows of the asset. If an indicator of impairment exists, HRH Holdings compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then impairment is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow model. For assets to be disposed of, HRH Holdings recognizes the asset at the lower of carrying value or fair market value less costs of disposal, as estimated based on comparable asset sales, solicited offers, or a discounted cash flow model.

Inherent in reviewing the carrying amounts of the above assets is the use of various estimates. First, HRH Holdings’ management must determine the usage of the asset. Impairment of an asset is more likely to be recognized where and to the extent HRH Holdings’ management decides that such asset may be disposed of or sold. Assets must be tested at the lowest level for which identifiable cash flows exist. This testing means that some assets must be grouped and HRH Holdings’ management exercises some discretion in grouping those assets. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from HRH Holdings’ estimates. If its ongoing estimates of future cash flows are not met, HRH Holdings may have to record additional impairment charges in future accounting periods. HRH Holdings’ estimates of cash flows are based on the current regulatory, social and economic climates where HRH Holdings conducts its operations as well as recent operating information and budgets for its business. These estimates could be negatively impacted by changes in federal, state or local regulations, economic downturns, or other events affecting various forms of travel and access to HRH Holdings’ hotel casino.

HRH Holdings completed its impairment test of adjacent land based on comparable sales during December 2010. As a result of this analysis, HRH Holdings recognized a non-cash impairment charge for the year ended December 31, 2010 of approximately $16.2 million related to the adjacent land.

Capitalized Interest

HRH Holdings capitalizes interest costs associated with major construction projects as part of the cost of the constructed assets. When no debt is incurred specifically for a project, interest is capitalized on amounts expended for the project using a weighted average cost of borrowing. Capitalization of interest ceases when the project or discernible portions of the project are complete. HRH Holdings amortizes capitalized interest over the estimated useful life of the related asset. For the years ended December 31, 2010 and 2009 capitalized interest totaled $0.0 million, $20.4 million, respectively.

Deferred Financing Costs

Deferred financing costs incurred in connection with the issuance of long-term debt are capitalized and amortized to interest expense over the expected terms of the related debt agreements. As of December 31, 2010, total deferred financing costs net of accumulated amortization of $2.5 million were $2.5 million. As of December 31, 2009, total deferred financing costs net of accumulated amortization of $20.6 million were $3.7 million. Amortization of deferred financing costs included in interest expense was $2.5 million, $20.6 million and $19.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Advertising Costs

HRH Holdings expenses the costs of all advertising campaigns and promotions as they are incurred. Total advertising expenses (exclusive of pre-opening) for the years ended December 31, 2010, 2009 and 2008 amounted to approximately $3.1 million, $1.9 million and $2.3 million, respectively. These expenses are included in marketing expenses in the accompanying statement of operations.

Income Taxes

HRH Holdings is a limited liability company and, as such, does not pay taxes on an entity level but passes its earnings and losses through to its members. HRH Holdings does, however, own all of the stock of HRHI, a Sub-Chapter C corporation, which is a tax paying entity. Income taxes of HRH Holdings’ subsidiaries are computed using the subsidiaries effective tax rate. HRH Holdings’ members are responsible for reporting their allocable share of HRH Holdings’ income, gains, deductions, losses and credits on their individual income tax returns.

Under FASB ASC 740-10 (FAS 109), a Company is required to record a valuation allowance against some or all the deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized. To make such determination, HRH Holdings analyzes positive and negative evidence, including history of earnings or losses, loss carryback potential, impact of reversing temporary differences, tax planning strategies, and future taxable income. HRH Holdings has reported net operating losses for consecutive years and does not have projected taxable income in the near future. This significant negative evidence causes management to believe a full valuation allowance should be recorded against the deferred tax assets. The deferred tax liability related to the stepped-up basis on land and indefinite-lived intangibles are the only deferred tax items not offset by the valuation allowance. This treatment is consistent with the valuation allowance calculations in prior periods.

HRH Holdings accounts for uncertain tax positions under the provisions of FASB ASC 740-10 (FIN 48). HRH Holdings does not have any unrecognized tax positions, nor does it believe it will have any material changes over the next 12 months. HRH Holdings does not have any accrued interest or penalties associated with any unrecognized tax benefits.

Revenues and Complimentaries

Casino revenues are derived from patrons wagering on table games, slot machines, poker, sporting events and races. Table games generally include Blackjack or Twenty One, Craps, Baccarat and Roulette. Casino revenue is defined as the win from gaming activities, computed as the difference between gaming wins and losses, not the total amounts wagered. Casino revenue is recognized at the end of each gaming day.

Lodging revenues are derived from rooms and suites rented to guests and include related revenues for telephones, movies, etc. Room revenue is recognized at the time the room or service is provided to the guest.

Food and beverage revenues are derived from food and beverage sales in the food outlets of HRH Holdings’ hotel casino, including restaurants, room service, banquets and nightclub. Food and beverage revenue is recognized at the time the food and/or beverage is provided to the guest.

Retail and other revenues include retail sales, spa income, commissions, estimated income for gaming chips and tokens not expected to be redeemed, fees for licensing the “Hard Rock” brand and other miscellaneous income at the Hard Rock. Retail and other revenues are recognized at the point in time the retail sale occurs, when services are provided to the guest, when we determine that gaming chips or tokens are not expected to be redeemed or when licensing fees become due and payable.

HRH Holdings is party to a lease with the operator of the Hard Rock Cafe, pursuant to which HRH Holdings is entitled to (a) minimum ground rent in an amount equal to $15,000 per month and (b) additional rent, if any, equal to the amount by which six percent of the annual Gross Income (as defined in the lease) of the operator exceeds the minimum ground rent for the year. HRH Holdings received $0.3 million, $0.5 million and $0.7 million in rent from the Hard Rock Cafe, which consisted of $0.2 million, $0.2 million and $0.2 million in base rent and $0.1 million, $0.3 million and $0.5 million in percentage rent for the years ended December 31, 2010, 2009 and 2008, respectively. The current term of the lease expires on June 30, 2015. Under the lease, the operator has one five-year option to extend the lease, so long as it is not in default at the time of the extension.

Revenues in the accompanying statements of operations include the retail value of rooms, food and beverage, and other complimentaries provided to customers without charge, which are then subtracted as promotional allowances to arrive at net revenues. The estimated costs of providing such complimentaries have been classified as casino operating expenses through interdepartmental allocations as follows (in thousands):

Year Ended December 31,	2010	2009	2008
Food and beverage	$8,996	$7,829	$7,172
Lodging	3,196	2,459	2,005
Other	1,520	2,602	886

Total costs allocated to casino operating costs	$13,712	$12,890	$10,063

Revenues are recognized net of certain sales incentives in accordance with FASB ASC 605-50 (EITF 01-9) Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). FASB ASC 605-50 (EITF 01-9) requires that sales incentives be recorded as a reduction of revenue; consequently, HRH Holdings’ casino revenues are reduced by points earned in customer loyalty programs, such as the player’s club loyalty program. Casino revenues are net of cash incentives earned in HRH Holdings’ “Rock Star” slot club. For the years ended December 31, 2010, 2009 and 2008 these incentives were $41,000, $0.1 million and $0.1 million, respectively.

Derivative Instruments and Hedging Activities

FASB ASC 815-10 (SFAS No. 133), Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by FASB ASC 815-10 (SFAS No. 133), HRH Holdings records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings HRH Holdings assesses the effectiveness of each hedging relationship under the hypothetical derivative method, which means that HRH Holdings compares the cumulative change in fair value of the actual derivative to the cumulative change in fair value of a hypothetical derivative having terms that exactly match the critical terms of the hedged transaction. For derivatives that do not qualify for hedge accounting or when hedge accounting is discontinued, the changes in fair value of the derivative instrument are recognized directly in earnings.

HRH Holdings’ objective in using derivative instruments is to add stability to its interest expense and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, HRH Holdings primarily uses interest rate swaps and caps as part of its cash flow hedging strategy. Interest rate swaps designated as cash flow hedges involve the receipt of fixed-rate payments in exchange for variable-rate amounts over the life of the agreements without exchange of the underlying principal amount. During the year ended December 31, 2010, HRH Holdings used interest rate caps to hedge the variable cash flows associated with its existing variable-rate debt.

On May 30, 2008, HRH Holdings purchased five interest rate cap agreements with an aggregate notional amount of $871.0 million with a LIBOR cap of 2.5%. Under one of the interest rate cap agreements, the aggregate notional amount would have accreted over the life of the cap based on the draw schedule for the construction loan so that the aggregate notional amount of all of the caps would have been equal to $1.285 billion. HRH Holdings purchased these interest rate cap agreements for an amount equal to approximately $19.1 million. HRH Holdings determined that all five of the caps qualified for hedge accounting and the caps were designated as cash flow hedges.

On September 22, 2008, HRH Holdings amended the accreting interest rate cap agreement to adjust its notional amount upward in order to meet a lender-required cap on future debt. In addition, HRH Holdings determined that the amended interest rate cap qualified for hedge accounting and, therefore, was designated as a cash flow hedge.

On February 9, 2010, HRH Holdings purchased five new interest rate cap agreements with an aggregate notional amount of $1.285 billion with a LIBOR cap of 1.23313%. HRH Holdings purchased the new interest rate cap agreements for an amount equal to approximately $1.6 million. These new interest rate cap agreements replaced the interest rate cap agreements described above which expired on February 9, 2010. HRH Holdings designated four out of the five interest rate caps for hedge accounting as cash flow hedges. The changes in fair value of the remaining one interest rate cap that does not qualify for hedge accounting are recognized directly in earnings.

As of December 31, 2010, HRH Holdings held five interest rate caps as follows (dollar amounts in thousands):

Notional Amount		Type of Instrument	Maturity Date	Strike Rate
$364,811	(1)	Interest Cap	February 9, 2011	1.23%
595,419	(2)	Interest Cap	February 9, 2011	1.23%
177,956	(1)	Interest Cap	February 9, 2011	1.23%
88,978	(1)	Interest Cap	February 9, 2011	1.23%
57,836	(1)	Interest Cap	February 9, 2011	1.23%

(1)	HRH Holdings has determined that the derivative qualifies for hedge accounting.
(2)	HRH Holdings has determined that the derivative does not qualify for hedge accounting.

Four of the derivative instruments have been designated as hedges according to FASB ASC 815-10 (SFAS No. 133) and, accordingly, the effective portion of the change in fair value of these derivative instruments is recognized in other comprehensive income (loss) in HRH Holdings’ consolidated financial statements.

As of December 31, 2010 and 2009, derivative instruments had a fair value of $0. The gain or (loss) in fair value included in comprehensive income for December 31, 2010, 2009 and 2008 was $2.0 million, $14.9 million and ($17.2) million, net of premium amortization, respectively. Amounts reported in accumulated other comprehensive loss related to derivatives will be reclassified to interest expense as interest payments are made on HRH Holdings’ variable-rate debt. HRH Holdings reflects the change in fair value of all hedging instruments in cash flows from operating activities. The net gain or loss recognized in earnings during the reporting period representing the amount of the hedges’ ineffectiveness is insignificant. For the years ended December 31, 2010, 2009 and 2008, HRH Holdings expensed $3.6 million, $15.0 million and $4.6 million to interest expense attributable to the derivatives not designated as hedges according to FASB ASC 815-10 (SFAS No. 133), respectively.

Fair Value of Financial Instruments

FASB ASC 820-10 (SFAS No. 157) emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, FASB ASC 820-10 (SFAS No. 157) establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). HRH Holdings has applied FASB ASC 820-10 (SFAS 157) to recognize the liability related to its derivative instruments at fair value to consider the changes in the creditworthiness of HRH Holdings and its counterparties in determining any credit valuation adjustments.

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that HRH Holdings has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. HRH Holdings’ assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Currently, HRH Holdings uses interest rate caps to manage its interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. To comply with the provisions of FASB ASC 820-10 (SFAS No. 157), HRH Holdings incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. HRH Holdings is exposed to credit loss in the event of a non-performance by the counterparties to its interest rate cap agreements; however, HRH Holdings believes that this risk is minimized because it monitors the credit ratings of the counterparties to such agreements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, HRH Holdings has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although HRH Holdings has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2010, HRH Holdings has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, HRH Holdings has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. As of December 31, 2010 and 2009, interest rate caps had a fair value of $0.

Although HRH Holdings has determined that the majority of the inputs used to value its long-term debt fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its long-term debt utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself or its lenders. However, as of December 31, 2000, HRH Holdings assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its long-term debt and has determined that the credit valuation adjustments are not significant to the overall valuation of its long-term debt. As a result, HRH Holdings has determined that its long-term debt valuations in their entirety are classified in Level 2 of the fair value hierarchy. As of December 31, 2009, the total fair value of HRH Holdings’ long-term debt valued under FASB ASC 820-10 (SFAS No. 157) does not materially differ from its carrying value of approximately $1.2 billion. As a result of the matters described above under “Going Concern” and Note 13, the fair value of HRH Holdings’ debt cannot be readily determined.

Recently Issued and Adopted Accounting Pronouncements

In April 2010, the FASB issued ASU No. 2010-16, Entertainment-Casinos (Topic 924): Accruals for Casino Jackpot Liabilities. The authoritative guidance is for companies that generate revenue from gaming activities that involve base jackpots, and requires companies to accrue for a liability and charge a jackpot (or portion thereof) to revenue at the time the company has the obligation to pay the jackpot. The guidance is effective for interim and annual reporting periods beginning on or after December 15, 2010. HRH Holdings currently does not accrue for base jackpots until it has the obligation to pay such jackpots. As such, the application of this guidance will not have a material effect on HRH Holdings’ financial condition, results of operations or cash flows.

2.	Accounts Receivable

Components of accounts receivable, net are as follows (in thousands):

December 31,	2010	2009
Casino	$3,600	$9,982
Hotel	3,603	2,688
Other	2,165	4,348
	9,368	17,018
Less: allowance for doubtful accounts	(591)	(5,759)
	$8,777	$11,259

Activity in the allowance for doubtful accounts was as follows:

Allowance for Doubtful Accounts
Balance at January 1, 2008	$588
Additions—bad debt expense	1,998
Deductions—write off net of collections	(520)
Balance at December 31, 2008	2,066
Additions—bad debt expense	3,847
Deductions—write off net of collections	(154)
Balance at December 31, 2009	5,759
Additions—bad debt expense	2,591
Deductions—write off net of collections	(7,759)
Balance at December 31, 2010	$591

3.	Inventories

Inventories consist of the following (in thousands):

December 31,	2010	2009
Restaurants and bars	$1,763	$1,769
Retail merchandise	864	1,068
Other inventory and operating supplies	90	225

Total Inventories	$2,717	$3,062

4.	Property and Equipment

Property and equipment consists of the following (in thousands):

December 31,	2010	2009
Land	$335,070	$351,250
Buildings and improvements	640,365	461,176
Furniture, fixtures and equipment	250,875	105,087
Memorabilia	4,956	4,267
Subtotal	1,231,266	921,780
Less accumulated depreciation and amortization	(95,481)	(45,049)
Construction in process	666	275,108

Total property and equipment, net	$1,136,451	$1,151,839

Depreciation and amortization relating to property and equipment was $51.9 million, $18.2 million and $16.1 million for the years ended December 31, 2010, December 31, 2009 and December 31, 2008.

5.	Intangible Assets

Other intangible assets, net consists of the following (in thousands):

	December 31, 2009				December 31, 2010
	Net Intangible Assets	Impairment	Amortization	Net Intangible Assets	Impairment	Amortization	Net Intangible Assets	Remaining Life (Years)
Intangible assets
Hard Rock licensing	$34,833	$—	$—	$34,833	$—	$—	$34,833	Indefinite
Rehab trade name	1,940	—	(240)	1,700	—	(240)	1,460	6
Body English trade name	253	—	(233)	20	—	(20)	—	0
Pink Taco trade name	432	—	(140)	292	—	(140)	152	1
Love Jones trade name	62	—	(20)	42	—	(20)	22	1
Mr., Lucky’s trade name	370	—	(120)	250	—	(120)	130	1
“Player” relationships	15,753	—	(3,884)	11,870	—	(3,120)	8,750	5
Host non-compete agreements	204	—	(204)	—	—	—	—	0

Total intangibles net of accumulated amortization	$53,847	$—	$(4,841)	$49,007	$—	$(3,660)	$45,347

The licensing rights are not subject to amortization as they have an indefinite useful life. The trade name and host non-compete agreements are being ratably amortized on a straight-line basis over a two to five-year period. Player relationships are amortized on an accelerated basis consistent with the expected timing of HRH Holdings’ realization of the economic benefits of such relationships.

For the year ended December 31, 2010, amortization expense for the above amortizable intangible assets was $3.7 million. The estimated aggregate amortization expense for the above amortizable intangible assets for each of the five succeeding fiscal years ending December 31, 2015 is $3.1 million, $2.3 million, $1.9 million, $1.6 million, and $1.3 million, respectively.

Other intangible assets, gross carrying value and accumulated amortization consists of the following (in thousands):

December 31,	2010
	Gross Intangible Assets	Accumulated Impairment	Accumulated Amortization	Net Intangible Assets
Intangible assets
Hard Rock licensing	$44,900	$(10,067)	$—	$34,833
Rehab trade name	2,400	—	(940)	1,460
Body English trade name	700	—	(700)	—
Pink Taco trade name	700	—	(548)	152
Love Jones trade name	100	—	(78)	22
Mr. Lucky’s trade name	600	—	(470)	130
“Player” relationships	23,100	—	(14,350)	8,750
Host non-compete agreements	4,900	—	(4,900)	—

Total intangibles net of accumulated amortization	$77,400	$(10,067)	$(21,986)	$45,347

December 31,	2009
	Gross Intangible Assets	Accumulated Impairment	Accumulated Amortization	Net Intangible Assets
Intangible assets
Hard Rock licensing	$44,900	$(10,067)	$—	$34,833
Rehab trade name	2,400	—	(700)	1,700
Body English trade name	700	—	(680)	20
Pink Taco trade name	700	—	(408)	292
Love Jones trade name	100	—	(58)	42
Mr. Lucky’s trade name	600	—	(350)	250
“Player” relationships	23,100	—	(11,230)	11,870
Host non-compete agreements	4,900	—	(4,900)	—

Total intangibles net of accumulated amortization	$77,400	$(10,067)	$(18,326)	$49,007

6.	Accrued Expenses

Accrued expenses consist of the following (in thousands):

December 31,	2010	2009
Deferred income	$7,596	$6,611
Capital leases	6,800	7,372
Advance room, convention and customer deposits	6,033	4,757
Accrued salaries, payroll taxes and other employee benefits	2,836	3,204
Accrued miscellaneous taxes	1,456	1,262
Outstanding gaming chips and tokens	702	1,198
Accrued progressive jackpot and slot club payouts and other liabilities	442	1,026
Reserve for legal liability claims	223	119
Advance entertainment sales	145	770
Other accrued liabilities	5,554	1,455

Total accrued expenses	$31,787	$27,774

7.	Agreements with Related Parties

Management Agreement

Engagement of Morgans Management. HRH Holdings’ subsidiaries, HRHH Hotel/Casino, LLC, HRHH Development, LLC and HRHH Cafe, LLC have entered into an Amended and Restated Property Management Agreement, dated as of May 30, 2008, (the “Management Agreement”) with Morgans Hotel Group Management

LLC (“Morgans Management”), pursuant to which HRH Holdings has engaged Morgans Management as (i) the exclusive operator and manager of the Hard Rock (excluding the operation of the gaming facilities which are operated by its subsidiary, HRHH Gaming, LLC) and (ii) the asset manager of the approximately 23-acre parcel adjacent to the Hard Rock and the land on which the Hard Rock Cafe restaurant is situated (which is subject to a lease between HRH Holdings’ subsidiary, HRHH Cafe, LLC, as landlord, and Hard Rock Cafe International (USA), Inc., as tenant).

Term; Termination Fee. The Management Agreement originally commenced on February 2, 2007 and has an initial term of 20 years. Morgans Management may elect to extend this initial term for two additional 10-year periods. The Management Agreement provides certain termination rights for HRH Holdings and Morgans Management. Morgans Management may be entitled to a termination fee if such a termination occurs in connection with a sale of HRH Holdings or the hotel at the Hard Rock. However, subsequent to year end the Management Agreement was terminated with no termination fee (see Note 13).

Base Fee, Chain Service Expense Reimbursement and Annual Incentive Fee. As compensation for its services, Morgans Management receives a management fee equal to 4% of defined net non-gaming revenues including casino rents and all other rental income, a gaming facilities support fee equal to $828,000 per year and a chain service expense reimbursement, which reimbursement is subject to a cap of 1.5% of defined non-gaming revenues and all other income. Morgans Management was also entitled to receive an annual incentive fee of 10.0% of the Hotel EBITDA (as defined in the Management Agreement) in excess of certain threshold amounts, which increased each calendar year. However, as a result of the completion of the expansion project at the Hard Rock, the amount of such annual incentive fee is equal to 10% of annual Hotel EBITDA in excess of 90% of annual projected post-expansion EBITDA of the Hard Rock, the property on which the Hard Rock Cafe restaurant is situated and the property adjacent to the Hard Rock (excluding any portion of the adjacent property not being used for the expansion). For purposes of the Management Agreement, “EBITDA” generally is defined as earnings before interest, taxes, depreciation and amortization in accordance with generally accepted accounting principles applicable to the operation of hotels and the uniform system of accounts used in the lodging industry, but excluding income, gain, expenses or loss that is extraordinary, unusual, non-recurring or non-operating. “Hotel EBITDA” generally is defined as EBITDA of the Hard Rock, the property on which the Hard Rock Cafe restaurant is situated and the property adjacent to the Hard Rock (excluding any portion of the adjacent property not used for the expansion), excluding an annual consulting fee payable to DLJMB HRH VoteCo, LLC (“DLJMB VoteCo”) under the JV Agreement (as defined below). Hotel EBITDA generally does not include any EBITDA attributable to any facilities operated by third parties at the Hard Rock, unless HRH Holdings owns or holds an interest in the earnings or profits of, or any equity interests in, such third party facility.

HRH Holdings accrued or paid a base management fee of $6.2 million, $4.5 million and $4.6 million and a gaming facilities support fee of $0.8 million, $0.8 million and $0.7 million to Morgans Management and accrued or reimbursed chain service expenses of $2.4 million, 1.7 million and $1.7 million to Morgans Management for the years ended December 31, 2010, 2009 and 2008, respectively.

Joint Venture Agreement Consulting Fee

Under HRH Holdings’ Second Amended and Restated Limited Liability Company Agreement (the “JV Agreement”), subject to certain conditions, HRH Holdings is required to pay DLJMB HRH VoteCo, LLC (“DLJMB VoteCo”) (or its designee) a consulting fee of $250,000 each quarter in advance. In the event HRH Holdings is not permitted to pay the consulting fee when required (pursuant to the terms of any financing or other agreement approved by its board of directors), then the payment of such fee will be deferred until such time as it may be permitted under such agreement. DLJMB VoteCo is a member of HRH Holdings. As of December 31, 2010, HRH Holdings had accrued $3.8 million in deferred consulting fees.

Technical Services Agreement

On February 2, 2007, HRH Holdings’ subsidiary, HRHH Hotel/Casino, LLC, and Morgans Management entered into a Technical Services Agreement pursuant to which HRH Holdings has engaged Morgans Management to provide technical services for its expansion project prior to its opening. Under the Technical Services Agreement, HRH Holdings is required to reimburse Morgans Management for certain expenses it incurred in accordance with the terms and conditions of the agreement. For the years December 31, 2010, 2009 and 2008, HRH Holdings reimbursed Morgans Management an aggregate amount equal to approximately $2.0 million, $1.5 million and $0.9 million under the Technical Services Agreement.

CMBS Facility

The chairman of the Morgans’ board of directors and a former director of HRH Holdings is currently the president, chief executive officer and an equity holder of NorthStar Realty Finance Corp. (“NorthStar”), a subsidiary of which is a participant lender in the CMBS facility.

Intercompany Land Acquisition Financing

Northstar is a lender under the land acquisition financing HRH Holdings has entered into with respect to an approximately 11-acre parcel of land located adjacent to the Hard Rock.

8.	Debt

See Note 13 regarding significant subsequent events related to HRH Holdings’ debt. The debt outstanding as of December 31, 2010 and December 31, 2009 consisted of the following (in thousands):

Project Name / Lender	Interest Rate	December 31, 2010	December 31, 2009
HRH Acquisition / Vegas HR Private Limited	LIBOR + 2.35%	$331,871	$364,810
HRHC Construction / Vegas HR Private Limited	LIBOR + 4.25%	595,419	467,444
HRHC Sr Mezz / Brookfield Financial, LLC—Series B	LIBOR+ 5.20%	177,956	177,956
HRHC Jr Mezz 1 / NRFC WA Holdings, LLC	LIBOR + 7.20%	88,978	88,978
HRHC Jr Mezz 2 / Hard Rock Mezz Holdings LLC	LIBOR + 8.75%	57,836	57,836
HRHH Development / Column Financial, Inc.	LIBOR + 17.9%	53,850	53,850

Total debt	LIBOR + 4.88%	1,305,910	1,210,874
Current portion of long-term debt		(1,305,910)	—

Total long-term debt		$—	$1,210,874

On May 30, 2008, HRH Holdings satisfied the conditions to draw on the construction loan provided under its CMBS facility. The initial maturity date of the loans thereunder was February 9, 2010, with four (4) one-year options to extend the maturity date provided that HRH Holdings satisfies certain conditions. HRH Holdings exercised the first extension option under the CMBS facility as of February 9, 2010. The CMBS facility provides for, among other borrowing availability, a construction loan of up to $620.0 million for the expansion project. For the years ended December 31, 2010, 2009 and 2008, HRH Holdings drew approximately $95.0 million, $123.2 million and $240.4 million, respectively from the CMBS facility. The CMBS facility matured on February 9, 2011 and HRH Holdings did not qualify for the extension options, resulting in a default. The property was foreclosed on and interest in the property was transferred to one of the lenders. See Note 13.

Intercompany Land Acquisition Financing

One of HRH Holdings’ subsidiaries is obligated to maintain reserve funds for interest expense and insurance and property tax pursuant to a land acquisition loan it has entered into with respect to an approximately 11-acre parcel of land located adjacent to the Hard Rock. The lenders will make disbursements from the interest and insurance and property tax reserve funds upon the subsidiary’s satisfaction of conditions to disbursement under the land acquisition loan. As of December 31, 2010, $1.2 million and $0.6 million were available in restricted cash reserves in the interest and insurance and property tax reserve funds, respectively. On December 9, 2010, the subsidiary was required to either deposit an additional estimated $3.5 million into the interest reserve account or convey the land securing the loan to the lenders in accordance with arrangements pre-negotiated with the lenders. In December 2010 HRH Holdings received a notice of foreclosure for failure to make the December 2010 payment on the debt outstanding of $53.9 million. The cure period expired in January 2011 when HRH Holdings executed the Deed In Lieu of Foreclosure and conveyed the land back to the lender in satisfaction of the debt outstanding.

Acquisition Financing

In connection with the Acquisition, HRH Holdings borrowed $760 million under the CMBS facility, which is secured by HRH Holdings’ assets.

The loan agreements under the CMBS facility include customary affirmative and negative covenants for similar financings, including, among others, restrictive covenants regarding incurrence of liens, sales of assets, distributions to affiliates, changes in business, cancellation of indebtedness, dissolutions, mergers and consolidations, as well as limitations on security issuances, transfers of any of HRH Holdings’ real property and removal of any material article of furniture, fixture or equipment from HRH Holdings’ real property.

The subsidiaries that serve as mortgage borrowers under the financing are HRHH Hotel/Casino, LLC (owner of the Hard Rock), HRHH Development, LLC (owner of the parcel of land adjacent to the Hard Rock that may be used for expansion purposes), HRHH Cafe, LLC (owner of the parcel of land on which the Hard Rock Cafe is situated), HRHH IP, LLC (owner of certain intellectual property used in connection with the Hard Rock, among other things) and HRHH Gaming, LLC (an entity formed solely for the purpose of holding the gaming licenses and conducting gaming operations at the Hard Rock upon receiving the required licenses).

The financing incurs interest payable through a funded interest reserve initially, then through cash, at a rate (blended among the debt secured by assets and the junior and senior mezzanine debt, if applicable) of LIBOR plus 4.25%, subject to adjustment upwards in certain circumstances (i.e., failure to achieve substantial completion of the construction projects in a timely manner and extension of the term of the financing).

Estimated interest payments on current debt are based on average principal amounts outstanding under HRH Holdings’ CMBS facility as of December 31, 2010. As of December 31, 2010, the LIBOR index rate applicable to HRH Holdings was 0.26% plus the 4.25% spread (4.51% total). Subject to an interest rate cap, as of December 31, 2010, an increase in market rates of interest of 0.125% would have increased HRH Holdings’ interest expense by $1.5 million and a decrease in market interest rates of 0.125% would have decreased HRH Holdings’ interest expense by $1.5 million interest payments are due monthly on the ninth day of the month.

All outstanding amounts owed under the land acquisition financing become due and payable no later than February 9, 2012, subject to two one year extension options.

CMBS Loan Restructuring

In November 2007, certain of HRH Holdings’ subsidiaries refinanced $350 million of the amount borrowed under the CMBS facility from the proceeds of three mezzanine loans made to HRH Holdings’ mezzanine subsidiaries, and the lender increased the maximum amount of the loan that may be funded in the future by $35 million (the “2007 Refinancing”). As part of the 2007 Refinancing, the subordinated junior mezzanine lender provided for an additional $15 million under the third mezzanine loan for use in connection with construction on the expansion and renovation project. Pursuant to the 2007 Refinancing, the initial maturity date of the loans there under was February 9, 2010, with two one-year options to extend the maturity date provided that HRH Holdings satisfied certain conditions, including meeting a specified debt-yield percentage.

In connection with the 2007 Refinancing, the lender exercised its right to split the CMBS facility into debt secured directly by the assets owned by the mortgage borrowers (HRH Acquisition and HRH Development) and senior, junior and subordinated junior mezzanine debt secured by pledges of equity interests in the mortgage borrowers, and certain of HRH Holdings’ other subsidiaries, which are the senior mezzanine borrowers and the junior mezzanine borrowers, respectively, under the CMBS facility. This resulted in the separation of a portion of the financing into:

•

a first mezzanine loan in the principal amount of $200 million made to the senior mezzanine borrowers, HRHH Gaming Senior Mezz, LLC and HRHH JV Senior Mezz, LLC (HRHC Sr. Mezz), secured by pledges of the senior mezzanine borrowers’ equity interests in the mortgage borrowers;

•

a second mezzanine loan in the principal amount of $100 million made to the junior mezzanine borrowers, HRHH Gaming Junior Mezz, LLC and HRHH JV Junior Mezz, LLC (HRHC Jr. Mezz 1), secured by pledges of the junior mezzanine borrowers’ equity interests in the senior mezzanine borrowers; and

•

a third mezzanine loan in the principal amount of $65 million made to the subordinated junior mezzanine borrowers, HRHH Gaming Junior Mezz Two, LLC and HRHH JV Junior Mezz Two, LLC (HRHC Jr. Mezz 2), secured by pledges of the subordinated junior mezzanine borrowers’ equity interests in the junior mezzanine borrowers.

The 2007 Refinancing incurred interest payable through a funded interest reserve initially, then through cash, at a rate (blended among the debt secured by assets and the subordinated junior, junior and senior mezzanine debt, if applicable) of LIBOR plus 4.25%, subject to adjustment upwards in certain circumstances (i.e., failure to achieve substantial completion of the construction projects in a timely manner and extension of the term of the financing).

Sale of CMBS Loans

As contemplated by the 2007 Refinancing, each of the first mezzanine, second mezzanine and third mezzanine loans were sold by its lender on November 6, 2007 and the mortgage loan was sold by its lender on November 9, 2007, to the following entities:

•	mortgage loan: Vegas HR Private Limited;

•	first mezzanine loan: Brookfield Financial, LLC—Series B;

•	second mezzanine loan: NRFC WA Holdings, LLC; and

•	third mezzanine loan: Hard Rock Mezz Holdings LLC.

In November 2007, Column Financial, Inc. ceased to be the administrative agent for each of the loans and TriMont Real Estate Advisors, Inc. was appointed as servicer of the loans under the facility.

2009 Loan Restructuring

On December 24, 2009, each of the mortgage and mezzanine loans under the CMBS facility was amended (collectively, the “2009 Loan Restructuring”) to, among other things:

•

waive the specified debt-yield percentage requirement to exercise the existing one-year option to extend the maturity date until February 9, 2012 and add two additional one-year options to extend the maturity date until a final maturity date of February 9, 2014, provided certain conditions are satisfied and no default or event of default exists at the time each extension is exercised (neither the existing one-year option to extend the maturity date until February 9, 2011 nor the two additional one-year options to extend have a debt-yield requirement);

•

increase the blended rate from LIBOR plus 4.25% to LIBOR plus 5.08% for the mortgage loan and increase the interest rate under the mezzanine loans, however a portion of such interest is being deferred and a will compound and accrue until either certain cash flow covenants have been met or the maturity date of such loan;

•

require the funding by certain borrowers of approximately $1.0 million into the interest reserve account and approximately $7.0 million into a new working capital account to be used for operating expenses, extraordinary expenses, debt service and certain other expenses in accordance with the applicable loan documents;

•

amend the order of application of any prepayments of loans under the CMBS facility so that any prepayment is applied, until the applicable loan is paid in full, (1) first to the mortgage loan, (2) second to the senior mezzanine loan, (3) third to the junior mezzanine loan and (4) fourth to the subordinated junior mezzanine loan; and

•

remove or modify certain covenants, including, without limitation, covenants related to maintenance of a monthly minimum interest reserve balance, circumstances under which intellectual property may be released and restrictions on permitted capital leases.

In connection with the 2009 Loan Restructuring, HRH Holdings also agreed to enter into documentation providing for (i) the payment of a subordinated exit fee under each of the senior mezzanine loan and the junior mezzanine loan to be paid from certain equity proceeds received by certain members of HRH Holdings and (ii) transfer of a participation interest in the junior mezzanine loan from the second mezzanine loan lender to affiliates of HRH Holdings, subject to the approval of the mortgage loan lender, the first mezzanine loan lender and the third mezzanine loan lender and certain other conditions.

As of February 9, 2010, the applicable borrowers under each of the mortgage loan and the mezzanine loans exercised their respective first extension options, so that the current maturity date under each of such loans was February 9, 2011. In connection with such extensions, replacement interest rate caps for each loan were purchased at a strike price of 1.23313%.

2011 Default

Subsequent to year end HRH Holdings defaulted under its debt arrangements (See Note 13).

Workers’ Compensation Letter of Credit

HRH Holdings has a $0.3 million irrevocable standby letter of credit for the benefit of the State of Nevada related to the self-insured portion of HRHI’s workers’ compensation insurance.

9.	Income Taxes

The federal income tax provision (benefit) is summarized as follows (in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Current	$—	$—	$2
Deferred	467	—	(587)

Total tax expense (benefit)	$467	$—	$(585)

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating losses and tax credit carryforwards.

The tax effects of significant items comprising HRH Holdings’ deferred taxes are as follows (in thousands):

December 31,	2010	2009
Deferred tax assets:
Accrued expenses	$12,250	$10,747
Depreciation and amortization	—	1,897
Net operating loss and contributions carryforwards	88,718	51,127
Improvements and intangibles	4,590	4,459
Tax credits	3,646	3,325
Hedging transactions	106	1,162

Total deferred tax assets	$109,310	$72,718

Deferred tax liabilities:
Indefinite life intangibles and land purchase accounting	$(57,320)	$(56,853)
Accrued expenses	(1,367)	(1,800)
Depreciation and amortization	(118)	—

Total deferred tax liabilities	$(58,805)	$(58,653)

Preliminary net deferred tax asset	50,505	14,065
Less: valuation allowance for deferred tax asset	(107,825)	(70,918)

Net deferred tax liability	$(57,320)	$(56,853)

Valuation Allowance
Balance at January 1, 2008	$23,385
Additions—Increases	30,087
Deductions—Recoveries	(897)
Balance at December 31, 2008	52,575
Additions—Increases	22,194
Deductions—Recoveries	(3,851)
Balance at December 31, 2009	70,918
Additions—Increases	36,907
Deductions—Recoveries	—
Balance at December 31, 2010	$107,825

FASB ASC 740-10 (SFAS No. 109) requires that the tax benefit of net operating losses, temporary differences and credit carry forwards be recorded as an asset to the extent that management assesses that realization is “more likely than not.” Realization of the future tax benefits is dependent of HRH Holdings’ ability to generate sufficient taxable income within the carryforward period. Because of HRH Holdings’ recent history of operating losses, management believes that recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not likely to be realized and, accordingly, has provided a valuation allowance.

The valuation allowance increased by $36.9 million during 2010 and $18.3 million during 2009. The amount of the valuation allowance for deferred tax assets associated with excess tax deductions from stock based compensation arrangements that would be allocated to contributed capital if the future tax benefits are subsequently recognized is zero.

Net operating losses and tax credit carryforwards as of December 31, 2010 are as follows (in thousands):

	Amount	Expiration Years
Net operating losses	$260,850	2016-2030
Tax credits, federal general business	2,957	2011-2030
Tax credits, federal AMT	689	N/A

The effective tax rate of HRH Holdings’ provision (benefit) for income taxes differs from the federal statutory rate as follows:

Year Ended December 31,	2010	2009	2008
Statutory rate	(34.00)%	(34.00)%	(34.0)%
Valuation allowance	29.10	11.08	9.0
Tax credits	(0.16)	(0.70)	(0.1)
Other	(0.26)	(0.43)	(1.1)
LLC loss excluded from computation	5.68	23.42	2.2
Goodwill impairment	—	—	23.7

Total	0.36%	(0.00)%	(0.3)%

HRH Holdings accounts for uncertain tax positions under the provisions of FASB ASC 740-10 (FIN 48). HRH Holdings does not have any unrecognized tax positions, nor does it believe it will have any material changes over the next 12 months. HRH Holdings does not have any accrued interest or penalties associated with any unrecognized tax benefits.

10.	Commitments and Contingencies

Cafe Lease

HRH Holdings is party to a lease with the operator of the Hard Rock Cafe, pursuant to which HRH Holdings is entitled to (a) minimum ground rent in an amount equal to $15,000 per month and (b) additional rent, if any, equal to the amount by which six percent of the annual Gross Income (as defined in the lease) of the operator exceeds the minimum ground rent for the year. During the year ended December 31, 2010, HRH Holdings received $0.3 million in rent from the Hard Rock Cafe, which consisted of $0.2 million in base rent and $0.1 million in percentage rent. The current term of the lease expires on June 30, 2015. Under the lease, the operator has one five-year option to extend the lease, so long as it is not in default at the time of the extension.

Employment Agreement

Morgans and HRH Holdings (for the purposes of specified provisions only) have entered into a four-year Employment Agreement with Joseph A. Magliarditi, Chief Operating Officer of HRH Holdings and Chief Executive Officer of HRHI, dated May 23, 2010 (the “Employment Agreement”). Under the Employment Agreement, among other benefits Mr. Magliarditi is entitled to receive an annual base salary of $650,000, subject to increase in Morgans Management’s discretion, and an annual cash bonus with a maximum level of 75% of his annual base salary based on reasonable annual performance targets. The exact amount of the bonus, if any, will be determined by Morgans Management in its sole discretion. Mr. Magliarditi’s annual bonus for 2010, if any, will be prorated for the amount of time he works for Morgans Management during 2010, and Mr. Magliarditi and Morgans Management are expected to set reasonable performance goals upon which the 2010 annual bonus may be based. Pursuant to the Employment Agreement, Mr. Magliarditi also is entitled to a grant of phantom equity awards that is tied to the value of common stock of Morgans in the form of 50,000 phantom restricted stock units under Morgans’ Amended and Restated 2007 Omnibus Stock Incentive Plan, which is referred to as the initial phantom equity grant. One-third of the initial phantom equity grant will vest on each of the first three anniversaries of the date of the grant.

The Employment Agreement provides Mr. Magliarditi severance as described immediately below in each of the following circumstances:

•

if, during his employment period, Morgans Management terminates Mr. Magliarditi without Cause (as defined in the Employment Agreement), he resigns for Good Reason (as defined in the Employment Agreement), or a successor to Morgans Management fails to assume its obligations under the Employment Agreement;

•

if, at the time of, or during the 12 month period following the effective date of, any Change in Control (as defined in the Employment Agreement), Morgans Management terminates Mr. Magliarditi’s employment with or without Cause, or he resigns for Good Reason;

•

if Mr. Magliarditi’s employment terminates due to a termination of the Management Agreement and he rejects or does not receive any Morgans employment notice and does not receive a qualifying Hard Rock employment offer; or

•	if Mr. Magliarditi’s employment terminates at the end of the four-year employment period.

In each of the cases described above, other than under the indemnification provisions in the Employment Agreement, Morgans Management’s only obligations to Mr. Magliarditi will be:

•	to pay his annual base salary through the date of termination to the extent it is unpaid and reimburse him for any business expenses not previously reimbursed,

•

to continue to pay his annual base salary for a period of 18 months after the date of termination (or six months after the date of termination in the case employment terminates at the end of the four-year employment period),

•

to continue to provide him medical and dental insurance benefits on the same basis as Morgans Management’s other executive employees for 18 months after the date of termination (or six months after the date of termination in the case employment terminates at the end of the four-year employment period),

•

to the extent not paid or provided, to pay or provide him any other amounts or benefits required to be paid or provided or which he is eligible to receive under any plan, program, policy or practice or other contract or agreement of Morgans Management through the date of termination, including, without limitation, any accrued but unused vacation, and

•

except in the case employment terminates at the end of the four-year employment period, to fully vest any unvested portion, if any, of the initial phantom equity grant, which, in the case of a termination of the Management Agreement, will be paid in a lump sum amount of equal value.

If, during his employment period, Mr. Magliarditi’s employment is terminated for Cause, due to death or Disability, or he resigns without Good Reason, Morgans Management will have the obligations described below. In addition, if Mr. Magliarditi’s employment terminates due to a termination of the Management Agreement, and he rejects or does not receive a Morgans employment notice and receives and rejects or fails to timely respond to a qualifying Hard Rock employment offer, then Morgans Management will have no further obligations to Mr. Magliarditi other than as described below. In each of these cases, other than under the indemnification provisions in the Employment Agreement, Morgans Management’s only obligations to Mr. Magliarditi, or his estate or beneficiaries, as applicable, will be:

•	to pay his base salary through the date of termination,

•	to pay for any accrued, unused vacation time as of the date of termination,

•	to pay any reasonable business expenses incurred as of the date of termination, and

•	if his employment terminates due to death or disability, to immediately vest the initial phantom equity grant in accordance with the terms of the applicable award agreement.

Construction Commitments

Hard Rock Expansion Project. The expansion project at the Hard Rock included the addition of 864 guest rooms and suites, of which 490 (Paradise Tower) opened in July 2009 and the remaining 374 (HRH all-suite Tower) opened in late December 2009, approximately 74,000 square feet of additional meeting and convention space, which opened in April 2009, and approximately 30,000 square feet of casino space, which opened in late December 2009. The project also included several new food and beverage outlets, a new and larger “The Joint” live entertainment venue, which opened in April 2009 and doubled the venues’ maximum capacity to approximately 4,100, a new spa facility, Reliquary, which opened late in December 2009, a new nightclub, Vanity, which opened December 31, 2009 and additional retail space. The project also included the expansion of the hotel’s pool, outdoor gaming, and additional food and beverage outlets, which opened in March of 2010. Renovations to the existing property began during 2007 and included upgrades to existing suites, restaurants and bars, retail shops, and common areas, and a new ultra lounge. These renovations were completed by the end of the third quarter 2008. HRH Holdings completed the expansion as scheduled and within the parameters of the original budget. The project was funded from HRH Holdings’ existing debt funding under its CMBS facility.

HRH Holdings had signed construction commitments for an aggregate of approximately $649.3 million related to the Hard Rock Expansion Project, which consists of commitments to the general contractor and for other items related to the expansion and renovation of the Hard Rock. As of December 31, 2010 and 2009, approximately $0 and $125.9 million of these commitments remained outstanding, respectively.

Liquor Management Agreement

Liquor Management Agreement; Term. On February 2, 2007, HRH Holdings’ subsidiaries, HRHH Hotel/Casino, LLC and HRHI, entered into a Liquor Management and Employee Services Agreement (the “Liquor Management Agreement”), relating to non-gaming operations at the Hard Rock. The term of the Liquor Management Agreement commenced February 2, 2007 and will expire on the earlier of (i) 20 years from the commencement date or (ii) a date mutually agreed upon by the parties, subject to reasonable requirements of unaffiliated third party lenders to HRHH Hotel/Casino, LLC. However, the Liquor Management Agreement shall not terminate unless and until (a) HRHH Hotel/Casino, LLC obtains a replacement liquor operator and employee service provider (or hires all the employees necessary to operate the Hard Rock) or (b) HRHH Hotel/Casino, LLC or an affiliate thereof obtains all necessary approvals to conduct the liquor operations and hires all the employees necessary to operate the Hard Rock.

Engagement of HRHI. Pursuant to the Liquor Management Agreement, HRHH Hotel/Casino, LLC has engaged HRHI as operator and manager of the bars, bar personnel and liquor sales at the Hard Rock. HRHI holds the requisite licenses and approvals from the Clark County Department of Business License and the Clark County Liquor and Gaming Licensing Board to conduct liquor operations at the Hard Rock. In addition, the Liquor Management Agreement allows HRHH Hotel/Casino, LLC to engage certain employees of HRHI to provide services in connection with the day-to-day operations of the Hard Rock (excluding operations of the gaming- and casino-related facilities). HRHI would retain control of such employees and remain solely responsible for all compensation and benefits to be paid to them, subject to reimbursement as provided in the Liquor Management Agreement.

Self-Insurance

HRH Holdings is self-insured for workers’ compensation claims for an annual stop-loss of up to $250,000 per claim. Management has established reserves it considers adequate to cover estimated future payments on existing claims incurred and claims incurred but not reported.

HRH Holdings has a partial self-insurance plan for general liability claims for an annual stop-loss of up to $100,000 per claim.

Legal and Regulatory Proceeding

On September 21, 2010, Hard Rock Café International (USA), Inc. (“Plaintiff’) filed a lawsuit, Hard Rock Café International (USA), Inc. v. Hard Rock Hotel Holdings, LLC et al., against HRH Holdings, its subsidiaries Hard Rock Hotel, Inc. and HRHH IP, LLC and other entities in the United States District Court for the Southern District of New York. On November 23, 2010, Plaintiff filed an amended complaint in the lawsuit. Plaintiff asserts claims for trademark infringement, trademark dilution, unfair competition and breach of contract. The gravamen of the claims is that defendants allegedly have caused injury to Plaintiff through (i) the reality television show “Rehab: Party at the Hard Rock Hotel” and (ii) various ventures in which HRH Holdings or its affiliates are alleged to have used or sublicensed the Hard Rock marks in an unauthorized manner, including the Hard Rock Hotel & Casino Tulsa, the Hard Rock Hotel & Casino Albuquerque, certain facilities branded “HRH”, certain products or services branded “Save the Planet”, and the registration of certain domain names HRH Holdings believes the claims are without merit because, among other reasons, it is entitled to use and sublicense the Hard Rock marks pursuant to a 1996 license agreement. HRH Holdings intends to vigorously defend the suit. HRH Holdings has answered the complaint, lodged counterclaims, and moved to dismiss certain of Plaintiffs claims and to refer certain other claims to arbitration.

HRH Holdings is a defendant in various other lawsuits relating to routine matters incidental to its business. Management provides an accrual for estimated losses that may occur and does not believe that the outcome of these other pending claims or litigation, individually or in the aggregate, will have a material adverse effect on HRH Holdings’ financial position, results of operations or liquidity beyond the amounts recorded in the accompanying balance sheet as of December 31, 2010.

Indemnification

The JV Agreement provides that neither HRH Holdings’ members nor the affiliates, agents, officers, partners, employees, representatives, directors, members or shareholders of any member, affiliate or HRH Holdings (collectively, “Indemnitees”) will be liable to HRH Holdings or any of its members for any act or omission if: (a) the act or omission was in good faith, within the scope of such Indemnitee’s authority and in a manner it reasonably believed to be in the best interest of HRH Holdings, and (b) the conduct of such person did not constitute fraud, willful misconduct, gross negligence or a material breach of, or default under, the JV Agreement.

Subject to certain limitations, HRH Holdings will indemnify and hold harmless any Indemnitee to the greatest extent permitted by law against any liability or loss as a result of any claim or legal proceeding by any person relating to the performance or nonperformance of any act concerning the activities of HRH Holdings if: (a) the act or failure to act of such Indemnitee was in good faith, within the scope of such Indemnitee’s authority and in a manner it reasonably believed to be in the best interest of HRH Holdings, and (b) the conduct of such person did not constitute fraud, willful misconduct, gross negligence or a material breach of, or default under, the JV Agreement. The JV Agreement provides that HRH Holdings will, in the case of its members and their affiliates, and may, in the discretion of the members with respect to other Indemnitees advance such attorneys’ fees and other expenses prior to the final disposition of such claims or proceedings upon receipt by HRH Holdings of an undertaking by or on behalf of such Indemnitee to repay such amounts if it is determined that such Indemnitee is not entitled to be indemnified.

Any indemnification provided under the JV Agreement will be satisfied first out of assets of HRH Holdings as an expense of HRH Holdings. In the event the assets of HRH Holdings are insufficient to satisfy HRH Holdings’ indemnification obligations, the members will, for indemnification of the members or their affiliates, and may (in their sole discretion), for indemnification of other indemnitees, require the members to make further capital contributions to satisfy all or any portion of the indemnification obligations of HRH Holdings pursuant to the JV Agreement.

11.	Employee Benefit Plans

HRH Holdings pays discretionary cash incentive bonuses to eligible employees based upon individual and company-wide goals that are established by management and the board of directors of HRH Holdings on an annual basis.

HRH Holdings maintains a 401(k) profit sharing plan whereby substantially all employees over the age of 21 who have completed six months of continuous employment and 1,000 hours of service are eligible for the plan. Such employees joining the plan may contribute, through salary deductions, no less than 1% nor greater than 50% of their annual compensation. The plan had provided for a company matching contribution equal to one-half of the first six percent of the participant’s base salary and annual bonus that was contributed by the participant. On March 16, 2009, HRH Holdings reduced the amount of the 401(k) match to one-half of the first three percent of the participant’s base salary and annual bonus that is contributed by the participant and on November 9, 2009, HRH Holdings suspended the 401(k) matching contribution. During the years ended December 31, 2009 and 2008 HRH Holdings recorded approximately $529,000, and $966,000 for its portion of plan contributions, respectively, which are included in the accompanying statements of operations.

On September 10, 2008, HRH Holdings’ board of directors adopted HRH Holdings’ 2008 Profits Interest Plan (the “Profits Interest Plan”) which provides for the grant of profits interest awards in the form of Class C Units of HRH Holdings. The Class C Units are membership interests in HRH Holdings whose terms are governed by the JV Agreement, the Profits Interest Plan and an individual profits interest Award Agreement. The maximum aggregate number of Class C Units available for issuance under the Profits Interest Plan is 1,000,000 units. A summary of the status of the Class C Units granted by HRH Holdings to named executive officers and employees of HRH Holdings as of December 31, 2010 is presented below. There were no Class C Units granted to named executive officers in 2008, 2009 or 2010.

The Class C Units awarded to HRH Holdings’ named executives on January 14, 2009 consist of the following three vesting components, which are equally spread and are generally subject to the grantee’s continued employment with HRH Holdings: (i) a time-based vesting award that vests over the period commencing on the date of grant and continuing through December 31, 2010; (ii) a performance-based vesting award that vests with respect to 25% of the units on the date of grant and the remaining 75% of the units based on HRH Holdings’ attainment of preestablished EBITDA targets for each of HRH Holdings’ fiscal years through December 31, 2010; and (iii) a “milestone” vesting award that vests based on HRH Holdings’ timely completion of the expansion project at the Hard Rock in accordance with the development budget approved by HRH Holdings’ board of directors.

The grant date fair value of Class C Units awarded during the year ended December 31, 2009, in accordance with ASC Topic 718, was determined to be $0, as the amount of HRH Holdings’ liabilities exceeded the fair market value of HRH Holdings under any reasonable scenario as of the grant date. With respect to the performance-based Class C Unit awards and the milestone-based Class C Unit awards, the grant date fair value was determined to be $0 based on either the probable outcome or maximum performance with respect to HRH Holdings’ attainment of pre-established EBITDA targets for each of HRH Holdings’ fiscal years through December 31, 2010, and HRH Holdings’ timely completion of the expansion project at the Hard Rock in accordance with the development budget approved by HRH Holdings’ board of directors, respectively, for the reasons described in the preceding sentence.

Officers and employees of HRH Holdings and its subsidiaries are eligible to participate in the Morgans Hotel Group Co. 2007 Amended and Restated Omnibus Stock Incentive Plan (the “Stock Incentive Plan”). The Stock Incentive Plan provides for the issuance of stock-based incentive awards, including incentive stock options, non-qualified stock options, stock appreciation rights, shares of common stock of Morgans, including restricted stock units, and other equity-based awards, including membership units which are structured as profits interests (“LTIP Units”) or any combination of the foregoing. HRH Holdings recognizes the expense and records a related-party payable when billed by Morgans.

In the years ended December 31, 2010, 2009 and 2008, HRH Holdings recognized $0.0 million, $0.0 million and $1.9 million of stock-based compensation expense related to the above described restricted common stock units, LTIP Units and options granted to its named executive officers.

Class C Units

A summary of the status of HRH Holdings’ nonvested Class C Units granted by HRH Holdings to named executive officers as of December 31, 2010 and changes during the years ended December 31, 2010 and 2009, are presented below. There were no Class C Units granted to named executive officers in 2007 or 2008.

Nonvested Units	Class C Units	Weighted Average Fair Value
Nonvested at January 1, 2009	—	$—
Granted	360,000	0.00
Vested	(120,000)	0.00
Forfeited	(90,000)	0.00
Nonvested at December 31, 2009	150,000	$0.00
Granted	—	0.00
Vested	(15,000)	0.00
Forfeited	(135,000)
Nonvested at December 31, 2010	—	$0.00

Restricted Stock Units

A summary of the status of HRH Holdings’ nonvested restricted stock units, including Phantom RSUs, granted by Morgans to named executive officers and employees as of December 31, 2010, 2009 and 2008 and changes during the years ended December 31, 2010, 2009 and 2008, are presented below:

Nonvested Units	Restricted Stock Units	Weighted Average Fair Value
Nonvested at January 1, 2008	87,275	$17.21
Granted	79,753	13.65
Vested	(23,125)	16.43
Forfeited	(9,675)	18.55
Nonvested at December 31, 2008	134,228	15.14
Granted	—	—
Vested	(38,324)	15.05
Forfeited	(14,725)	16.49
Nonvested at December 31, 2009	81,179	14.93
Granted (Phantom RSUs)	50,000	9.07
Vested	(60,232)	14.76
Forfeited	(6,474)	14.62
Nonvested at December 31, 2010	64,473	$12.31

LTIP Units

A summary of the status of HRH Holdings’ nonvested LTIP Units granted by Morgans to named executive officers of HRH Holdings as of December 31, 2010, 2009 and 2008 and changes during the years ended December 31, 2010, 2009 and 2008 are presented below.

Nonvested Units	LTIP Units	Weighted Average Fair Value
Nonvested at January 1, 2008	—	$—
Granted	19,053	13.19
Vested	(5,000)	12.59
Forfeited	—	—
Nonvested at December 31, 2008	14,053	13.41
Granted
Vested	(6,351)	13.19
Forfeited	—	—
Nonvested at December 1, 2009	7,702	8.39
Granted	7,702	6.76
Vested	(7,702)	6.76
Forfeited	(7,702)	8.39
Nonvested at December 31, 2010	—	$—

Stock Options

A summary of HRH Holdings’ outstanding and exercisable stock options granted by Morgans to named executive officers and employees as of December 31, 2010, 2009 and 2008 and changes during the years ended December 31, 2010, 2009 and 2008, are presented below:

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2008	103,967	$16.50	—
Granted	9,527	15.42	—
Exercised	—	—	—
Forfeited or Expired	(5,800)	23.04	—
Outstanding at December 31, 2008	107,694	16.05	8.04
Granted	—	—	—
Exercised	—	—	—
Forfeited or Expired	(8,300)	20.91	—
Outstanding at December 31, 2009	99,394	15.61	7.05
Granted	—	—	—
Exercised	—	—	—
Forfeited or Expired	(10,784)	18.52	—
Outstanding at December 31, 2010	88,610	15.21	1.0

12.	JV AGREEMENT AND MEMBERSHIP INTERESTS

Classes of Membership Interests

HRH Holdings has three classes of membership interests: Class A Membership Interests, Class B Membership Interests and Class C Membership Interests. Holders of Class A Membership Interests are entitled to vote on any matter to be voted upon by HRH Holdings’ members. Except as provided by law, the holders of Class B Membership Interests and Class C Membership Interests do not have any right to vote.

Initial Capital Contributions

On the Closing Date, pursuant to the Contribution Agreement, Morgans and Morgans Group LLC, an affiliate of Morgans (“Morgans LLC”) were deemed to have contributed to HRH Holdings one-third of the equity, or approximately $57.5 million, to fund a portion of the purchase price for the Acquisition by virtue of the application of the escrow deposits under the Acquisition Agreements to the purchase price for the Acquisition and by virtue of the credit given for the expenses Morgans LLC incurred in connection with the Acquisition. Affiliates of DLJMB contributed to HRH Holdings two-thirds of the equity, or approximately $115 million, to fund the remaining amount of the equity contribution for the Acquisition. In consideration for these contributions, HRH Holdings issued Class A Membership Interests and Class B Membership Interests to the affiliates of DLJMB, Morgans and Morgans LLC.

Additional Capital Contributions

For the year ended December 31, 2010, 2009 and 2008, the DLJMB Parties and the Morgans Parties contributed $0, $193.6 million and $501 million, respectively, in cash to HRH Holdings. Pursuant to an agreement between DLJMB IV HRH and Morgans, a portion of the amounts contributed to HRH Holdings by the parties are being treated as interest-free loans, which will convert into new equity in HRH Holdings on terms to be agreed upon by the parties or by a written appraisal or fairness opinion.

Distribution of Cash Available for Distribution

To the extent not prohibited by the terms of any financing agreement or applicable law, HRH Holdings’ board of directors may cause HRH Holdings to distribute cash available for distribution to its members. Under the JV Agreement, the DLJMB Parties receive a preferred return of capital in an amount based on a percentage of the fees paid by HRH Holdings to Morgans Management under the Management Agreement. Cash available for distribution is then distributed among the members pro rata in proportion to their percentage interests (as adjusted to disregard the effect of any prior adjustments to the percentage interests made as a result of the posting of letters of credit). If at such time the DLJMB Parties have received a return of all of their capital contributions, then the cash available for distribution will be distributed to the Morgans Parties until they have received a return of all of their diluted capital contributions (as calculated under the JV Agreement). Then, cash available for distribution is distributed among the members pro rata in proportion to the adjusted percentage interests until the Morgans Parties have received a return of all of their capital contributions. Thereafter, all remaining amounts will be distributed between the Morgans Parties, the DLJMB Parties and Class C Members pro rata in proportion to their profits percentage interests as of the date of such distribution.

Restrictions on Transfer

HRH Holdings’ members generally are prohibited from transferring or encumbering HRH Holdings’ membership interests without the prior written consent of HRH Holdings’ Class A members. Transfers of interests by a Morgans Party or a DLJ Fund (described below) in any intermediate subsidiary that indirectly holds interests in HRH Holdings will be considered a transfer of such person’s indirect interest in HRH Holdings. The “DMJ Funds” include DLJMB Partners, DLJMB HRH Co-Investments, L.P., DLJ Offshore Partners IV, L.P., DLJ Merchant Banking Partners IV (Pacific), L.P. and MBP IV Plan Investors, LP. and are all parties which indirectly hold interest in HRH Holdings. Exceptions to the transfer prohibition apply to (a) transfers to subsidiaries of a DLJ Fund or Morgans, (b) transfers of the equity interests of a Morgans Party or a DLJ Fund (including pursuant to a change in control of those entities), and (c) after the earlier of February 2, 2011 and the termination date of the Management Agreement, in accordance with the right of first offer in favor of the other members under the JV Agreement. If the DLJMB Parties propose to transfer more than 51% of HRH Holdings’ aggregate membership interests to a third party, then under certain circumstances the DLJMB Parties will be able to require the Morgans Parties and Class C Members to sell the same ratable share of HRH Holdings’ membership interests held by each of them to the third party on the same terms and conditions. If this drag-along right is not exercised, then under certain circumstances the Morgans Parties and the Class C Members may exercise a tag-along right to sell certain of HRH Holdings’ membership interests held by each of them to the third-party transferee on the same terms and conditions as under the sale by the DLJMB Parties. Notwithstanding these exceptions, no transfer may be made unless certain general conditions are met, including that the transfer complies with applicable gaming regulations.

Events of Default

The following constitute events of default under the JV Agreement (subject in certain cases to applicable cure periods): (a) any transfer in violation of the JV Agreement, (b) a material breach of the JV Agreement or a related fee agreement entered into by the members, (c) a determination by the gaming authorities that one of HRH Holdings’ members is an unsuitable person, (d) the failure to make a required capital contribution, (e) a material breach under the contribution agreement Morgans and DLJMB IV HRH entered into with respect to their initial capital contributions, (f) the incapacity of a member, (g) the attachment, execution or other judicial seizure of substantial assets of member or its interest in HRH Holdings or (h) the perpetration of fraud or willful misconduct. Upon the occurrence of any event of default (and after the expiration of any applicable cure period) by a member, a non-affiliated member may (i) elect to dissolve HRH Holdings, (ii) purchase the entire interest of the defaulting member for 85.0% of the defaulting member’s “existing equity” in HRH Holdings (as defined in the JV Agreement), (iii) adjust the defaulting member’s capital account to equal such purchase price or (iv) revoke the defaulting member’s voting rights, right to participate in profits or distributions or right to receive information (subject to certain exceptions).

Distributions upon Liquidation

HRH Holdings may be dissolved upon certain events, including at the election of its members. In the event of dissolution, the cash proceeds from the liquidation, after payment of HRH Holdings’ liabilities, will be distributed to its members in accordance with their respective positive capital account balances as calculated under the JV Agreement.

No Sinking Fund Provisions or Rights to Redemption or Conversion

Holders of Class A Membership Interests or Class B Membership Interests have no redemption rights or conversion rights and do not benefit from any sinking fund.

13.	Subsequent Events

Settlement Agreement

On January 28, 2011, HRH Holdings received a notice of acceleration from the Second Mezzanine Lender pursuant to the First Amended and Restated Second Mezzanine Loan Agreement, dated as of December 24, 2009 (the “Second Mezzanine Loan Agreement”), between such subsidiaries and the Second Mezzanine Lender, declaring all unpaid principal and accrued interest under the Second Mezzanine Loan Agreement immediately due and payable. The amount due and payable under the Second Mezzanine Loan Agreement as of January 20, 2011 was approximately $96 million. The Second Mezzanine Lender also notified HRH Holdings that it intended to auction to the public the collateral pledged in connection with the Second Mezzanine Loan Agreement, including all membership interests in certain subsidiaries of HRH Holdings that indirectly own the Hard Rock and other related assets.

Subsidiaries of HRH Holdings, the Mortgage Lender, the First Mezzanine Lender, the Second Mezzanine Lender, Morgans Group, certain affiliates of DLJMB, and certain other related parties entered into a Standstill and Forbearance Agreement, dated as of February 6, 2011. Pursuant to the Standstill and Forbearance Agreement, among other things, until February 28, 2011, the Mortgage Lender, First Mezzanine Lender and the Second Mezzanine Lender agreed not to take any action or assert any right or remedy arising with respect to any of the applicable loan documents or the collateral pledged under such loan documents, including remedies with respect to the Hard Rock management agreement. In addition, pursuant to the Standstill and Forbearance Agreement, the Second Mezzanine Lender agreed to withdraw its foreclosure notice, and the parties agreed to jointly request a stay of all action on the pending motions that had been filed by various parties to enjoin such foreclosure proceedings.

On March 1, 2011, HRH Holdings, the Mortgage Lender, the First Mezzanine Lender, the Second Mezzanine Lender, the Morgans Parties and certain affiliates of DLJMB, as well as the Third Mezzanine Lender and other interested parties entered into a comprehensive settlement to resolve the disputes among them and all matters relating to the Hard Rock and related loans and guaranties. The settlement provides, among other things, for the following:

•	the transfer by HRH Holdings to an affiliate of the First Mezzanine Lender of 100% of the indirect equity interests in the Hard Rock;

•

release of the non-recourse carve-out guaranties provided by HRH Holdings with respect to the loans made by the Mortgage Lender, the First Mezzanine Lender, the Second Mezzanine Lender and the Third Mezzanine Lender to the direct and indirect owners of the Hard Rock;

•	termination of the Morgans management agreement; and

•	certain payments to or for the benefit of the Mortgage Lender, the First Mezzanine Lender, the Second Mezzanine Lender, and the Third Mezzanine Lender.

Land Foreclosure

On December 9, 2010, the subsidiary was required to either deposit an additional estimated $3.5 million into the interest reserve account or convey the land securing the loan to the lenders in accordance with arrangements pre-negotiated with the lenders. In December 2010 HRH Holdings received a notice of foreclosure for failure to make the December 2010 payment on the debt outstanding of $53.9 million. The cure period expired in January 2011 when HRH Holdings executed the Deed In Lieu of Foreclosure and conveyed the land back to the lender in satisfaction of the debt outstanding.

Report of Independent Registered Public Accounting Firm

Board of Directors and Members

Hard Rock Hotel Holdings, LLC

Las Vegas, Nevada

We have audited the accompanying consolidated balance sheets of Hard Rock Hotel Holdings, LLC (“HRH Holdings”) as of February 28, 2011 and the related consolidated statements of operations and comprehensive income, members’ deficit, and cash flows for the two month period then ended. These financial statements are the responsibility of HRH Holdings’ management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. HRH Holdings is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of HRH Holdings’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 13, subsequent to year end, HRH Holdings’ debt holders foreclosed on substantially all of HRH Holdings’ assets.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HRH Holdings and subsidiaries at February 28, 2011, and the results of its operations and its cash flows for the two month period ended February 28, 2011, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that HRH Holdings will continue as a going concern. As discussed in Note 1 to the financial statements, HRH Holdings has suffered recurring losses from operations, has a net capital deficiency, and defaulted on its debt subsequent to year end. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BDO USA, LLP

Las Vegas, Nevada

July 29, 2011

Hard Rock Hotel Holdings, LLC

Consolidated Balance Sheet

February 28,	2011
(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$20,191
Accounts receivable, net	9,837
Inventories	2,209
Prepaid expenses and other current assets	2,661
Related party receivable	5
Restricted cash	7,558

Total current assets	42,461

Property and equipment, net of accumulated depreciation and amortization	1,104,282
Intangible assets, net	44,796
TOTAL ASSETS	$1,191,539

LIABILITIES AND MEMBERS’ DEFICIT
Current liabilities:
Accounts payable	$8,408
Construction related payable	2,450
Related party payables	13,387
Accrued expenses	38,703
Interest payable	14,751
Short term deferred tax liability	1,284
Current portion of long-term debt	1,238,553
Total current liabilities	1,317,536
Long term deferred tax liability	56,176
Total long-term liabilities	56,176
Total liabilities	1,373,712

Commitments and contingencies (see Note 10)

Members’ deficit:
Paid-in capital	500,218
Accumulated other comprehensive loss	—
Accumulated deficit	(682,391)
Total members’ equity (deficit)	(182,173)
TOTAL LIABILITIES AND MEMBERS’ DEFICIT	$1,191,539

The accompanying notes are an integral part of these consolidated financial statements.

Hard Rock Hotel Holdings, LLC

Consolidated Statement of Operations and Comprehensive Income

Two Months Ended February 28,	2011
(in thousands)
Revenues:
Casino	$5,973
Lodging	9,222
Food and beverage	12,390
Retail	426
Other income	4,591
Gross revenues	32,602
Less: promotional allowances	(3,345)
Net revenues	29,257
Costs and expenses:
Casino	5,666
Lodging	3,122
Food and beverage	5,748
Retail	273
Other	2,877
Marketing	843
Fees and expense reimbursements—related party	932
General and administrative	6,389
Depreciation and amortization	10,858
Total costs and expenses	36,708
Loss from operations	(7,451)
Other income (expense):
Interest income	8
Interest expense, net of capitalized interest	(14,870)
Gain on forgiveness of debt	32,460
Other income, net	17,598
Income before income tax expense	10,147
Income tax expense	141
Net income	10,006
Other comprehensive income:
Interest rate cap fair market value adjustment, net of tax	335
Comprehensive income	$10,341

The accompanying notes are an integral part of these consolidated financial statements.

Hard Rock Hotel Holdings, LLC

Consolidated Statements of Members’ Deficit

Two Months Ended February 28, 2011	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Members’ Deficit
	(in thousands)

Balances at January 1, 2011	$500,218	$(692,397)	$(335)	$(192,514)
Net income	—	10,006	—	10,006
Interest rate cap fair market value adjustment, net of tax	—	—	335	335
Balances at February 28, 2011	$500,218	$(682,391)	$—	$(182,173)

The accompanying notes are an integral part of these consolidated financial statements.

Hard Rock Hotel Holdings, LLC

Consolidated Statements of Cash Flows

Two Months Ended February 28,	2011
(in thousands)
Increase (Decrease) in Cash and Cash Equivalents
Cash flows from operating activities:
Net income	$10,006
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	10,307
Gain on forgiveness of debt	(32,460)
Provision for (write off of) losses on accounts receivable	5
Amortization of loan fees and costs	2,200
Amortization of intangibles	551
Change in value of interest rate caps net of premium amortization included in net loss	335
Deferred income taxes	141
(Increase) decrease in assets:
Accounts receivable	(1,065)
Inventories	508
Prepaid expenses	33
Related party receivable	4
Increase in liabilities:
Accounts payable	66
Related party payable	945
Other accrued liabilities	6,916
Accrued interest payable	5,529
Net cash provided by operating activities	4,021
Cash flow from investing activities:
Purchases of property and equipment	(137)
Payments on construction payables	(44)
Reduction in restricted cash	16,527
Net cash provided by investing activities	16,346
Cash flows from financing activities:
Repayments on borrowings	(15,199)
Net cash used in financing activities	(15,199)
Net increase in cash and cash equivalents	5,168
Cash and cash equivalents, beginning of period	15,023
Cash and cash equivalents, end of period	$20,191
Supplemental disclosure of cash flow information:
Cash paid during the period for interest, net of amounts capitalized	$8,245
Supplemental disclosure of non-cash investing and financing activities
Construction payables	$2,450
Debt extinguished through foreclosure of excess land:
Long term debt	$(52,158)
Excess land	22,000
Deferred financing cost	276
Accrued interest	(2,578)
Gain on forgiveness of debt	$(32,460)

The accompanying notes are an integral part of these consolidated financial statements.

Hard Rock Hotel Holdings, LLC

Notes to Consolidated Financial Statements

1.	Company Structure and Significant Accounting Policies

Basis of Presentation and Nature of Business

Hard Rock Hotel Holdings, LLC (“HRH Holdings”) is a Delaware limited liability company that was formed on January 16, 2007 by DLJ Merchant Banking Partners (“DLJMB”) and Morgans Hotel Group Co. (“Morgans”) to acquire Hard Rock Hotel, Inc. (“HRH”), a Nevada corporation incorporated on August 30, 1993, and certain related assets. HRHI owns the Hard Rock Hotel & Casino in Las Vegas (the “Hard Rock”).

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. HRH Holdings has evaluated all subsequent events through, July 29, 2011, the date these financial statements were available to be issued.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that HRH Holdings will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. HRH Holdings has incurred significant losses and did not generate sufficient cash to fully cover the interest payments on the mortgage financing under a real estate financing facility (“CMBS Facility”) and used funds from the reserves to meet its liquidity needs. The CMBS Facility matured on February 9, 2011 and HRH Holdings did not qualify for the extension option, resulting in a default (See Note 8). As of February 28, 2011, HRH Holdings had a total deficit of approximately $182.2 million. HRH Holdings’ history of recurring losses, negative working capital and limited access to capital, has raised substantial doubt regarding HRH Holdings’s ability to continue as a going concern. Management reviewed its options and discussed with the lenders possibly restructuring the debt. However, on March 1, 2011, HRH Holdings and the lenders and certain affiliates of DLJMB, as well as other interest parties, entered into a comprehensive settlement agreement, which among other things, transferred to an affiliate of Brookfield Financial, LLC- Series B (the “First Mezzanine Lender”) 100% of the indirect equity interest in the Hard Rock. See Note 8. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash and Cash Equivalents

Cash and cash equivalents principally consist of cash on hand and in banks and interest-bearing deposits with maturities at the date of purchase of three months or less. These balances may at times exceed federally insured limits. HRH Holdings has never experienced any losses related to these balances. All of HRH Holdings’ non-interest bearing cash balances were fully insured at February 28, 2011 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and our non-interest bearing cash balances may again exceed federally insured limits.

Restricted Cash

HRH Holdings was obligated to maintain reserve funds for property taxes, insurance and capital expenditures at the Hard Rock as determined pursuant to the CMBS facility. These capital expenditures relate primarily to initial renovations at the Hard Rock and the periodic replacement or refurbishment of furniture, fixtures and equipment. On February 2, 2007, which was the date of closing of the acquisition of HRH Holdings by Morgans (the “Acquisition”), which HRH Holdings refers to as the “Closing Date”, HRH Holdings deposited $35 million into an initial renovation reserve fund to be held as additional collateral for the CMBS loan for the payment of initial renovations to the Hard Rock. The CMBS lenders made disbursements from the initial renovation reserve fund for initial renovation costs incurred by HRH Holdings upon its satisfaction of conditions to disbursement under the

CMBS facility. In addition, the CMBS facility required HRH Holdings to deposit funds into a replacements and refurbishments reserve fund at amounts equal to three percent of the Hard Rock’s gross revenues and requires that the funds to be set aside in restricted cash. HRH Holdings completed all of the initial renovations required under the CMBS facility and the initial renovation reserve account was closed. As of February 28, 2011, an aggregate of $2.0 million was available in restricted cash reserves for future capital expenditures in the replacements and refurbishments reserve fund. $1.8 million and $1.1 million were available in the insurance and property tax reserve funds, respectively. Additionally, $2.7 million was available in development reserves.

In addition, HRH Holdings was also obligated to maintain a reserve fund for interest expense as determined pursuant to the CMBS facility. On the Closing Date, HRH Holdings deposited $45 million into an interest reserve fund to be held as additional collateral under the CMBS facility for the payment of interest expense shortfalls and on the closing date of the 2009 Loan. The CMBS lenders made disbursements from the interest reserve fund upon HRH Holdings’ satisfaction of conditions to disbursement under the CMBS facility. As of February 28, 2011, there was no balance in restricted cash reserves in the interest reserve fund.

Pursuant to the 2009 Loan Restructuring, HRH Holdings was also obligated to maintain a working capital account. On December 24, 2009, HRH Holdings deposited $7.0 million into the working capital account. In certain circumstances, excess cash flow generated by the property and excess interest reserve deposits were deposited into the working capital account, until the amounts on deposit therein equal $7.0 million. Upon request, provided certain conditions have been satisfied, HRH Holdings could use disbursements from the working capital account to pay operating expenses, extraordinary expenses, capital expenses, project costs, debt service (but not any accrued interest on the mezzanine loans under the CMBS facility), exit fees, fees due in connection with any letter of credit facilities utilized to post letters of credit to be provided under the CMBS facility or any other fees or amounts required to be paid to the lenders under the CMBS facility. As of February 28, 2011, there was no balance in the working capital account.

Concentrations of Credit Risk

Substantially all of HRH Holdings’ accounts receivable are unsecured and are due primarily from HRH Holdings’ casino and hotel patrons and convention functions. Non-performance by these parties would result in losses up to the recorded amount of the related receivables. Management does not anticipate significant non-performance and believes that they have adequately provided for uncollectible receivables in HRH Holdings’ allowance for doubtful accounts.

Accounts Receivable and Credit Risk

Financial instruments that potentially subject HRH Holdings to concentrations of credit risk consist principally of casino accounts receivable. HRH Holdings issues credit in the form of “markers” to approved casino customers following investigations of creditworthiness. Business or economic conditions or other significant events could affect the collectability of such receivables.

Accounts receivable, including casino and hotel receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems them to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce HRH Holdings’ receivables to their carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions.

Inventories

Inventories are stated at the lower of cost (determined using the first-in, first-out method), or market.

Depreciation and Amortization

Land improvements, buildings and improvements, equipment, furniture and fixtures, and memorabilia are recorded at cost. HRH Holdings capitalizes interest on funds disbursed during construction. Depreciation and amortization are computed using the straight-line method over the estimated useful lives for financial reporting purposes and accelerated methods for income tax purposes. Estimated useful lives for financial reporting purposes are as follows:

Land improvements	12-15 years
Building improvements	15 years
Buildings	39-45 years
Equipment, furniture and fixtures	3-10 years
Memorabilia	40 years

Gains or losses arising from dispositions are included in costs and expenses in the accompanying statements of operations. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred. Substantially all property and equipment is pledged as collateral for long-term debt. For assets to be disposed of, HRH Holdings recognizes the asset at the lower of carrying value or fair market value less costs of disposal, as estimated based on comparable asset sales, solicited offers, or a discounted cash flow model.

Indefinite-Lived Intangibles

HRH Holdings considers its licensing rights as indefinite-life intangible assets that do not require amortization. Rather, these intangible assets are tested for impairment at least annually by comparing the fair value of the recorded assets to their carrying amount. If the carrying amounts of the licensing rights exceed their fair value, an impairment loss is recognized. Once an impairment of an indefinite-life intangible asset has been recorded, it cannot be reversed. HRH Holdings tests its indefinite-lived intangible assets for impairment on an annual basis or more frequently if an event occurs or circumstances change that indicate that the fair value could be below its carrying amount. The impairment test consists of comparing the fair value with its carrying amount, and, if the carrying amount exceeds its fair value, an impairment loss would be recognized for the carrying amount in excess of its implied fair value. The income approach, market approach, and cost approach were considered in arriving at a fair value estimate of HRH Holdings’ intangible assets.

Other Intangible Assets

Intangible assets that have a definite life, such as trade names and certain non-compete agreements, are amortized on a straight-line basis over their estimated useful lives or related contract. “Player” relationships are amortized on an accelerated basis over a nine-year period consistent with the expected timing of HRH Holdings’ realization of the economic benefits of such relationships. HRH Holdings reviews the carrying value of its intangible assets that have a definite life for possible impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. If the carrying amount of the intangible assets that have a definite life exceed their fair value, an impairment loss is recognized.

Impairment of Long-Lived Assets

HRH Holdings has a significant investment in long-lived property and equipment. HRH Holdings reviews the carrying value of property and equipment to be held and used for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future undiscounted cash flows of the asset. If an indicator of impairment exists, HRH Holdings compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then impairment is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow model. For assets to be disposed of, HRH Holdings recognizes the asset at the lower of carrying value or fair market value less costs of disposal, as estimated based on comparable asset sales, solicited offers, or a discounted cash flow model.

Inherent in reviewing the carrying amounts of the above assets is the use of various estimates. First, HRH Holdings’ management must determine the usage of the asset. Impairment of an asset is more likely to be recognized where and to the extent HRH Holdings’ management decides that such asset may be disposed of or sold. Assets must be tested at the lowest level for which identifiable cash flows exist. This testing means that some assets must be grouped and HRH Holdings’ management exercises some discretion in grouping those assets. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from HRH Holdings’ estimates. If its ongoing estimates of future cash flows are not met, HRH Holdings may have to record additional impairment charges in future accounting periods. HRH Holdings’ estimates of cash flows are based on the current regulatory, social and economic climates where HRH Holdings conducts its operations as well as recent operating information and budgets for its business. These estimates could be negatively impacted by changes in federal, state or local regulations, economic downturns, or other events affecting various forms of travel and access to HRH Holdings’ hotel casino.

Deferred Financing Costs

Deferred financing costs incurred in connection with the issuance of long-term debt are capitalized and amortized to interest expense over the expected terms of the related debt agreements. As of February 28, 2011, there were no deferred financing costs. Amortization of deferred financing costs included in interest expense was $2.2 million for the two months ended February 28, 2011.

Advertising Costs

HRH Holdings expenses the costs of all advertising campaigns and promotions as they are incurred. Total advertising expenses (exclusive of pre-opening) for the two months ended February 28, 2011 amounted to approximately $0.3 million. These expenses are included in marketing expenses in the accompanying statement of operations.

Income Taxes

HRH Holdings is a limited liability company and, as such, does not pay taxes on an entity level but passes its earnings and losses through to its members. HRH Holdings does, however, own all of the stock of HRHI, a Sub- Chapter C corporation, which is a tax paying entity. Income taxes of HRH Holdings’ subsidiaries are computed using the subsidiaries effective tax rate. HRH Holdings’ members are responsible for reporting their allocable share of HRH Holdings’ income, gains, deductions, losses and credits on their individual income tax returns.

Under FASB ASC 740-10, a Company is required to record a valuation allowance against some or all the deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized. To make such determination, HRH Holdings analyzes positive and negative evidence, including history of earnings or losses, loss carryback potential, impact of reversing temporary differences, tax planning strategies, and future taxable income. HRH Holdings has reported net operating losses for consecutive years and does not have projected taxable income in the near future. This significant negative evidence causes management to believe a full valuation allowance should be recorded against the deferred tax assets. The deferred tax liability related to the stepped-up basis on land and indefinite-lived intangibles are the only deferred tax items not offset by the valuation allowance. This treatment is consistent with the valuation allowance calculations in prior periods. HRH Holdings accounts for uncertain tax positions under the provisions of FASB ASC 740-10.

Revenues and Complimentaries

Casino revenues are derived from patrons wagering on table games, slot machines, poker, sporting events and races. Table games generally include Blackjack or Twenty One, Craps, Baccarat and Roulette. Casino revenue is defined as the win from gaming activities, computed as the difference between gaming wins and losses, not the total amounts wagered. Casino revenue is recognized at the end of each gaming day.

Lodging revenues are derived from rooms and suites rented to guests and include related revenues for telephones, movies, etc. Room revenue is recognized at the time the room or service is provided to the guest.

Food and beverage revenues are derived from food and beverage sales in the food outlets of HRH Holdings’ hotel casino, including restaurants, room service, banquets and nightclub. Food and beverage revenue is recognized at the time the food and/or beverage is provided to the guest.

Retail and other revenues include retail sales, spa income, commissions, estimated income for gaming chips and tokens not expected to be redeemed, fees for licensing the “Hard Rock” brand and other miscellaneous income at the Hard Rock. Retail and other revenues are recognized at the point in time the retail sale occurs, when services are provided to the guest, when we determine that gaming chips or tokens are not expected to be redeemed or when licensing fees become due and payable.

HRH Holdings is party to a lease with the operator of the Hard Rock Cafe, pursuant to which HRH Holdings is entitled to (a) minimum ground rent in an amount equal to $15,000 per month and (b) additional rent, if any, equal to the amount by which six percent of the annual Gross Income (as defined in the lease) of the operator exceeds the minimum ground rent for the year. HRH Holdings received $50,000 in rent from the Hard Rock Cafe, which consisted of $30,000 in base rent and $20,000 in percentage rent for the two months ended February 28, 2011. The current term of the lease expires on June 30, 2015. Under the lease, the operator has one five-year option to extend the lease, so long as it is not in default at the time of the extension.

Revenues in the accompanying statements of operations include the retail value of rooms, food and beverage, and other complimentaries provided to customers without charge, which are then subtracted as promotional allowances to arrive at net revenues. The estimated costs of providing such complimentaries have been classified as casino operating expenses through interdepartmental allocations as follows (in thousands):

Two Months Ended February 28,	2011
Food and beverage	$1,220
Lodging	398
Other	147

Total costs allocated to casino operating costs	$1,765

Revenues are recognized net of certain sales incentives in accordance with FASB ASC 605-50 Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). FASB ASC 605-50 requires that sales incentives be recorded as a reduction of revenue; consequently, HRH Holdings’ casino revenues are reduced by points redeemed for cash through customer loyalty programs, such as the player’s club loyalty program. Casino revenues are net of cash incentives earned in HRH Holdings’ “Rock Star” slot club. There were no incentives for the two months ended February 28, 2011.

Derivative Instruments and Hedging Activities

FASB ASC 815-10, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by FASB ASC 815-10, HRH Holdings records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. HRH Holdings assesses the effectiveness of each hedging relationship under the hypothetical derivative method, which means that HRH Holdings compares the cumulative change in fair value of the actual derivative to the cumulative change in fair value of a hypothetical derivative having terms that exactly match the critical terms of the hedged transaction. For derivatives that do not qualify for hedge accounting or when hedge accounting is discontinued, the changes in fair value of the derivative instrument are recognized directly in earnings.

HRH Holdings’ objective in using derivative instruments is to add stability to its interest expense and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, HRH Holdings primarily uses interest rate swaps and caps as part of its cash flow hedging strategy. Interest rate swaps designated as cash flow hedges involve the receipt of fixed-rate payments in exchange for variable-rate amounts over the life of the agreements without exchange of the underlying principal amount. During the two months ended February 28, 2011, HRH Holdings used interest rate caps to hedge the variable cash flows associated with its existing variable-rate debt.

On February 9, 2010, HRH Holdings purchased five interest rate cap agreements with an aggregate notional amount of $1.285 billion with a LIBOR cap of 1.23313%. HRH Holdings purchased the interest rate cap agreements for an amount equal to approximately $1.6 million. These interest rate cap agreements expired on February 9, 2011. HRH Holdings designated four out of the five interest rate caps for hedge accounting as cash flow hedges. The changes in fair value of the remaining one interest rate cap that does not qualify for hedge accounting are recognized directly in earnings.

Four of the derivative instruments have been designated as hedges according to FASB ASC 815-10 and, accordingly, the effective portion of the change in fair value of these derivative instruments is recognized in other comprehensive income (loss) in HRH Holdings’ consolidated financial statements.

As of February 28, 2011, the derivative instruments had expired. The gain or (loss) in fair value included in comprehensive income for February 28, 2011 was $0.3 million, net of premium amortization. Amounts reported in accumulated other comprehensive loss related to derivatives will be reclassified to interest expense as interest payments are made on HRH Holdings’ variable-rate debt. HRH Holdings reflects the change in fair value of all hedging instruments in cash flows from operating activities. The net gain or loss recognized in earnings during the reporting period representing the amount of the hedges’ ineffectiveness is insignificant. For the period ended February 28, 2011, HRH Holdings expensed $0.3 million to interest expense attributable to the derivatives not designated as hedges according to FASB ASC 815-10, respectively.

Fair Value of Financial Instruments

FASB ASC 820-10 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, FASB ASC 820-10 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). HRH Holdings has applied FASB ASC 820-10 to recognize the liability related to its derivative instruments at fair value to consider the changes in the creditworthiness of HRH Holdings and its counterparties in determining any credit valuation adjustments.

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that HRH Holdings has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. HRH Holdings’ assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Currently, HRH Holdings uses interest rate caps to manage its interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. To comply with the provisions of FASB ASC 820-10, HRH Holdings incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. HRH Holdings is exposed to credit loss in the event of a non-performance by the counterparties to its interest rate cap agreements; however, HRH Holdings believes that this risk is minimized because it monitors the credit ratings of the counterparties to such agreements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, HRH Holdings has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although HRH Holdings has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, HRH Holdings has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, HRH Holdings has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. As of February 28, 2011, the interest rate caps had all expired.

Although HRH Holdings has determined that the majority of the inputs used to value its long-term debt fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its long-term debt utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself or its lenders. As a result of the matters described under “Going Concern” and Note 8, the fair value of HRH Holdings’ debt cannot be readily determined.

2.	Accounts Receivable

Components of accounts receivable, net are as follows (in thousands):

February 28,	2011
Casino	$3,638
Hotel	4,689
Other	2,105
$10,432
Less: allowance for doubtful accounts	(595)

Total accounts receivable	$9,837

Activity in the allowance for doubtful accounts was as follows:

Allowance for Doubtful Account
2011
Balance at January 1, 2011	$591
Additions—bad debt expense	2,476
Deductions—write off net of collections	(2,472)

Balance at February 28, 2011	$595

3.	Inventories

Inventories consist of the following (in thousands):

February 28,	2011
Restaurants and bars	$1,423
Retail merchandise	693
Other inventory and operating supplies	93

Total inventories	$2,209

4.	Property and Equipment

Property and equipment consists of the following (in thousands):

February 28,	2011
Land	$313,070
Buildings and improvements	640,653
Furniture, fixtures and equipment	251,342
Memorabilia	5,004

Subtotal	$1,210,069
Less: accumulated depreciation and amortization	(105,787)

Total property and equipment, net	$1,104,282

Depreciation and amortization relating to property and equipment was $10.3 million for the two months ended February 28, 2011.

5.	Intangible Assets

Other intangible assets, net activity consists of the following (in thousands):

Two Months Ended February 28, 2011	Beginning	Impairment	Amortization	Ending	Remaining Life (Months)
Intangible Assets
Hard Rock licensing	$34,833	$—	$—	$34,833	Indefinite
Rehab trade name	1,460	—	(40)	1,420	70
Body English trade name	—	—	—	—	—
Pink Taco trade name	152	—	(23)	129	10
Love Jones trade name	22	—	(3)	19	10
Mr. Lucky trade name	130	—	(20)	110	10
“Player” relationships	8,750	—	(465)	8,285	58

Total intangibles net of accumulated amortization	$45,347	$—	$(551)	$44,796	$—

The licensing rights are not subject to amortization as they have an indefinite useful life. The trade names are being ratably amortized on a straight-line basis over a two to five-year period. Player relationships are amortized on an accelerated basis consistent with the expected timing of HRH Holdings’ realization of the economic benefits of such relationships.

For the two months ended February 28, 2011, amortization expense for the above amortizable intangible assets was $0.6 million. The estimated aggregate amortization expense for the above amortizable intangible assets for each of the five succeeding fiscal years ending December 31, 2015 is $3.1 million, $2.3 million, $1.9 million, $1.6 million and $1.3 million, respectively.

Other intangible assets, gross carrying value and accumulated amortization consists of the following (in thousands):

February 28, 2011	Gross Intangible Assets	Accumulated Impairment	Accumulated Amortization	Net Intangible Assets
Intangible assets
Hard Rock licensing	$44,900	$(10,067)	$—	$34,833
Rehab trade name	2,400	—	(980)	1,420
Body English trade name	700	—	(700)	—
Pink Taco trade name	700	—	(571)	129
Love Jones trade name	100	—	(81)	19
Mr. Lucky trade name	600	—	(490)	110
“Player” relationships	23,100	—	(14,815)	8,285
Host non-compete agreements	4,900	—	(4,900)	—

Total intangibles net of accumulated amortization	$77,400	$(10,067)	$(22,537)	$44,796

6.	Accrued Expenses

Accrued expenses consist of the following (in thousands):

February 28,	2011
Deferred income	$7,506
Lender protective advances	6,000
Capital leases	6,518
Advance room, convention and customer deposits	5,940
Accrued salaries, payroll taxes and other employee benefits	4,164
Accrued miscellaneous taxes	2,095
Outstanding gaming chips and tokens	434
Accrued progressive jackpot and slot club payouts and other liabilities	362
Reserve for legal liability claims	254
Advance entertainment sales	307
Other accrued liabilities	5,123

Total accrued expenses	$38,703

7.	Agreements with Related Parties

Management Agreement

Engagement of Morgans Management. HRH Holdings’ subsidiaries, HRHH Hotel/Casino, LLC, HRHH Development, LLC and HRHH Cafe, LLC entered into an Amended and Restated Property Management Agreement, dated as of May 30, 2008, (the “Management Agreement”) with Morgans Hotel Group Management LLC (“Morgans Management”), pursuant to which HRH Holdings engaged Morgans Management as (i) the exclusive operator and manager of the Hard Rock (excluding the operation of the gaming facilities which are operated by its subsidiary, HRHH Gaming, LLC) and (ii) the asset manager of the approximately 23-acre parcel adjacent to the Hard Rock and the land on which the Hard Rock Cafe restaurant is situated (which is subject to a lease between HRH Holdings’ subsidiary, HRHH Cafe, LLC, as landlord, and Hard Rock Cafe International (USA), Inc., as tenant).

Term; Termination Fee. The Management Agreement originally commenced on February 2, 2007 and had an initial term of 20 years. Morgans Management had the option to elect to extend this initial term for two additional 10-year periods. The Management Agreement provided certain termination rights for HRH Holdings and Morgans Management. Morgans Management was entitled to a termination fee if such a termination occured in connection with a sale of HRH Holdings or the hotel at the Hard Rock. However, subsequent to year end the Management Agreement was terminated with no termination fee (see Note 8).

Base Fee, Chain Service Expense Reimbursement and Annual Incentive Fee. As compensation for its services, Morgans Management received a management fee equal to 4% of defined net non-gaming revenues including casino rents and all other rental income, a gaming facilities support fee equal to $828,000 per year and a chain service expense reimbursement, which reimbursement was subject to a cap of 1.5% of defined non-gaming revenues and all other income. Morgans Management was also entitled to receive an annual incentive fee of 10.0% of the Hotel EBITDA (as defined in the Management Agreement) in excess of certain threshold amounts, which increased each calendar year. However, as a result of the completion of the expansion project at the Hard Rock, the amount of such annual incentive fee was equal to 10% of annual Hotel EBITDA in excess of 90% of annual projected post-expansion EBITDA of the Hard Rock, the property on which the Hard Rock Cafe restaurant is situated and the property adjacent to the Hard Rock (excluding any portion of the adjacent property not being used for the expansion). For purposes of the Management Agreement, “EBITDA” generally is defined as earnings before interest, taxes, depreciation and amortization in accordance with generally accepted accounting principles applicable to the operation of hotels and the uniform system of accounts used in the lodging industry, but excluding income, gain, expenses or loss that is extraordinary, unusual, non-recurring or non-operating. “Hotel EBITDA” generally is defined as EBITDA of the Hard Rock, the property on which the Hard Rock Cafe restaurant is situated and the property adjacent to the Hard Rock (excluding any portion of the adjacent property not used for the expansion), excluding an annual consulting fee payable to DLJMB HRH VoteCo, LLC (“DLJMB VoteCo”) under the JV Agreement (as defined below). Hotel EBITDA generally does not include any EBITDA attributable to any facilities operated by third parties at the Hard Rock, unless HRH Holdings owns or holds an interest in the earnings or profits of, or any equity interests in, such third party facility.

HRH Holdings accrued or paid a base management fee of $0.7 million and a gaming facilities support fee of $0.1 million to Morgans Management and accrued or reimbursed chain service expenses of $0.2 million to Morgans Management for the two months ended February 28, 2011.

Joint Venture Agreement Consulting Fee

Under HRH Holdings’ Second Amended and Restated Limited Liability Company Agreement (the “JV Agreement”), subject to certain conditions, HRH Holdings was required to pay DLJMB HRH VoteCo, LLC (“DLJMB VoteCo”) (or its designee) a consulting fee of $250,000 each quarter in advance. In the event HRH Holdings is not permitted to pay the consulting fee when required (pursuant to the terms of any financing or other agreement approved by its board of directors), then the payment of such fee will be deferred until such time as it may be permitted under such agreement. DLJMB VoteCo is a member of HRH Holdings. As of February 28, 2011, HRH Holdings had accrued $3.8 million in deferred consulting fees.

Technical Services Agreement

On February 2, 2007, HRH Holdings’ subsidiary, HRHH Hotel/Casino, LLC, and Morgans Management entered into a Technical Services Agreement pursuant to which HRH Holdings had engaged Morgans Management to provide technical services for its expansion project prior to its opening. Under the Technical Services Agreement, HRH Holdings was required to reimburse Morgans Management for certain expenses it incurred in accordance with the terms and conditions of the agreement. For the two months ended February 28, 2011, HRH Holdings did not reimburse Morgans Management for any amounts under the Technical Services Agreement.

Intercompany Land Acquisition Financing

Northstar is a lender under the land acquisition financing HRH Holdings had entered into with respect to an approximately 11-acre parcel of land located adjacent to the Hard Rock. (See Note 8)

8.	Debt

See Note 13 regarding subsequent events related to HRH Holdings’ debt. The debt outstanding as of February 28, 2011 consisted of the following (in thousands):

Project Name / Lender	Interest Rate	Maturity Date	February 28, 2011
HRH Acquisition/Vegas HR Private Limited	LIBOR + 2.35	February 9, 2011	$318,363
HRHC Construction/Vegas HR Private Limited	LIBOR + 4.25	February 9, 2011	595,419
HRHC Sr. Mezz/Brookfield Financial, LLC—Series B	LIBOR + 5.20	February 9, 2011	177,956
HRHC Jr. Mezz 1/NRFC WA Holdings, LLC	LIBOR + 7.20	February 9, 2011	88,978
HRHC Jr. Mezz 2/Hard Rock Mezz Holdings LLC	LIBOR + 8.75	February 9, 2011	$57,837

Total debt			$1,238,553
Current portion of long term debt			$1,238,553

Total long term debt			$—

The loan agreements under the facility include customary affirmative and negative covenants for similar financings, including, among others, restrictive covenants regarding incurrence of liens, sales or assets, distributions to affiliates, changes in business, cancellation of indebtedness, dissolutions, mergers and consolidations, as well as limitations on security issuances, transfers of any of HRH Holdings’ real property and removal of any material article of furniture, fixture or equipment from HRH Holdings’ real property.

The subsidiaries that serve as mortgage borrowers under the financing are HRHH Hotel/Casino, LLC (owner of the Hard Rock), HRHH Development, LLC (owner of the parcel of land adjacent to the Hard Rock that may be used for expansion purposes), HRHH Cafe, LLC (owner of the parcel of land on which the Hard Rock Cafe is situated), HRHH IP, LLC (owner of certain intellectual property used in connection with the Hard Rock, among other things) and HRHH Gaming, LLC (an entity formed solely for the purpose of holding the gaming licenses and conducting gaming operations at the Hard Rock upon receiving the required licenses).

The financing incurs interest payable through a funded interest reserve initially, then through cash, at a rate (blended among the debt secured by assets and the junior and senior mezzanine debt, if applicable) of LIBOR plus 4.25%, subject to adjustment upwards in certain circumstances (i.e., failure to achieve substantial completion of the construction projects in a timely manner and extension of the term of the financing).

Estimated interest payments on current debt are based on average principal amounts outstanding under the facility as of February 28, 2011. As of February 28, 2011, the LIBOR index rate applicable to HRH Holdings was 0.26% plus the 4.25% spread (4.51% total). Interest payments are due monthly on the first day of the month.

On January 28, 2011 HRH Holdings, received a notice of acceleration from the Second Mezzanine Lender pursuant to the First Amended and Restated Second Mezzanine Loan Agreement, dated as of December 24, 2009 (the “Second Mezzanine Loan Agreement”), between such subsidiaries and the Second Mezzanine Lender, declaring all unpaid principal and accrued interest under the Second Mezzanine Loan Agreement immediately due and payable. The amount due and payable under the Second Mezzanine Loan Agreement as of January 20, 2011 was approximately $96 million. The Second Mezzanine Lender also notified HRH Holdings that it intended to auction to the public the collateral pledged in connection with the Second Mezzanine Loan Agreement, including all membership interests in certain subsidiaries of HRH Holdings that indirectly own the Hard Rock and other related assets.

Subsidiaries of HRH Holdings, the Mortgage Lender, the First Mezzanine Lender, the Second Mezzanine Lender, Morgans Group, certain affiliates of DLJMB, and certain other related parties entered into a Standstill and Forbearance Agreement, dated as of February 6, 2011. Pursuant to the Standstill and Forbearance Agreement, among other things, until February 28, 2011, the Mortgage Lender, First Mezzanine Lender and the Second Mezzanine Lender agreed not to take any action or assert any right or remedy arising with respect to any of the applicable loan documents or the collateral pledged under such loan documents, including remedies with respect to our Hard Rock management agreement. In addition, pursuant to the Standstill and Forbearance Agreement, the Second Mezzanine Lender agreed to withdraw its foreclosure notice, and the parties agreed to jointly request a stay of all action on the pending motions that had been filed by various parties to enjoin such foreclosure proceedings.

On March 1, 2011, HRH Holdings, the Mortgage Lender, the First Mezzanine Lender, the Second Mezzanine Lender, the Morgans Parties and certain affiliates of DLJMB, as well as the Third Mezzanine Lender and other interested parties entered into a comprehensive settlement to resolve the disputes among them and all matters relating to the Hard Rock and related loans and guaranties. (See Note 13)

Intercompany Land Acquisition Financing

One of HRH Holdings’ subsidiaries was obligated to maintain reserve funds for interest expense and insurance and property tax pursuant to a land acquisition loan it has entered into with respect to an approximately 11-acre parcel of land located adjacent to the Hard Rock. The lenders made disbursements from the interest and insurance and property tax reserve funds upon the subsidiary’s satisfaction of conditions to disbursement under the land acquisition loan. On December 9, 2010, the subsidiary was required to either deposit an additional estimated $3.5 million into the interest reserve account or convey the land securing the loan to the lenders in accordance with arrangements pre-negotiated with the lenders. In December 2010 HRH Holdings received a notice of foreclosure for failure to make the December 2010 payment on the debt outstanding of $53.9 million. The cure period expired in January 2011 when HRH Holdings executed the Deed In Lieu of Foreclosure and conveyed the land back to the lender in satisfaction of the debt outstanding.

9.	Income Taxes

The federal income tax provision (benefit) is summarized as follows (in thousands):

Two Months Ended February 28,	2011
Current	$—
Deferred	141

Total tax expense	$141

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating losses and tax credit carryforwards.

The tax effects of significant items comprising HRH Holdings’ deferred taxes are as follows (in thousands):

February 28,	2011
Deferred tax assets	$—
Accrued expenses	12,232
Net operating loss and contributions carryforwards	96,634
Improvements and intangibles	4,655
Tax credits	3,695

Total deferred tax assets	$117,216

Deferred tax liabilities	$—
Indefinite life intangibles and land purchase accounting	(57,460)
Accrued expenses	(1,302)
Depreciation and amortization	(711)

Total deferred tax liabilities	$(59,473)

Preliminary net deferred tax asset	57,743
Less: valuation allowance for deferred tax asset	(115,203)

Net deferred tax liability	$(57,460)

Valuation Allowance
Balance at January 1, 2011	$(107,825)
Additions—Increases	(7,378)

Balance at February 28, 2011	$(115,203)

FASB ASC 740-10 requires that the tax benefit of net operating losses, temporary differences and credit carry forwards be recorded as an asset to the extent that management assesses that realization is “more likely than not.” Realization of the future tax benefits is dependent of HRH Holdings’ ability to generate sufficient taxable income within the carryforward period. Because of HRH Holdings’ recent history of operating losses, management believes that recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not likely to be realized and, accordingly, has provided a valuation allowance.

The valuation allowance increased by $7.4 million during the two months ending February 28, 2011. The amount of the valuation allowance for deferred tax assets associated with excess tax deductions from stock based compensation arrangements that would be allocated to contributed capital if the future tax benefits are subsequently recognized is zero.

Net operating losses and tax credit carryforwards as of February 28, 2011 are as follows (in thousands):

	Amount	Expiration Years
Net operating losses	$284,217	2016-2031
Tax credits, federal general business	3,005	2011-2031
Tax credits, federal AMT	$689	N/A

The effective tax rate of HRH Holdings’ provision (benefit) for income taxes differs from the federal statutory rate as follows:

Two Months Ended February 28,	2011
Statutory rate	34.00%
Valuation allowance	73.83
Tax credits	(0.48)
Other	0.17
LLC loss excluded from computation	(106.13)

Total	1.39%

HRH Holdings does not have any unrecognized tax positions, nor does it believe it will have any material changes over the next 12 months. HRH Holdings does not have any accrued interest or penalties associated with any unrecognized tax benefits.

10.	Commitments and Contingencies

Cafe Lease

HRH Holdings is party to a lease with the operator of the Hard Rock Cafe, pursuant to which HRH Holdings is entitled to (a) minimum ground rent in an amount equal to $15,000 per month and (b) additional rent, if any, equal to the amount by which six percent of the annual Gross Income (as defined in the lease) of the operator exceeds the minimum ground rent for the year. During the two months ended February 28, 2011, HRH Holdings received $50,000 in rent from the Hard Rock Cafe, which consisted of $30,000 in base rent and $20,000 in percentage rent. The current term of the lease expires on June 30, 2015. Under the lease, the operator has one five-year option to extend the lease, so long as it is not in default at the time of the extension.

Employment Agreement

Morgans and HRH Holdings (for the purposes of specified provisions only) had entered into a four-year Employment Agreement with Joseph A. Magliarditi, Chief Operating Officer of HRH Holdings and Chief Executive Officer of HRHI, dated May 23, 2010 (the “Employment Agreement”). Under the Employment Agreement, among other benefits Mr. Magliarditi was entitled to receive an annual base salary of $650,000, subject to increase in Morgans Management’s discretion, and an annual cash bonus with a maximum level of 75% of his annual base salary based on reasonable annual performance targets. The exact amount of the bonus, if any, was to be determined by Morgans Management in its sole discretion. Mr.Magliarditi’s annual bonus for 2010, if any, was to be prorated for the amount of time he works for Morgans Management during 2010, and Mr. Magliarditi and Morgans Management are expected to set reasonable performance goals upon which the 2010 annual bonus may be based. Pursuant to the Employment Agreement, Mr. Magliarditi also was entitled to a grant of phantom equity awards that is tied to the value of common stock of Morgans in the form of 50,000 phantom restricted stock units under Morgans’ Amended and Restated 2007 Omnibus Stock Incentive Plan, which is referred to as the initial phantom equity grant. One-third of the initial phantom equity grant will vest on each of the first three anniversaries of the date of the grant.

The Employment Agreement provided Mr. Magliarditi severance as described immediately below in each of the following circumstances:

•

if, during his employment period, Morgans Management terminates Mr. Magliarditi without Cause (as defined in the Employment Agreement), he resigns for Good Reason (as defined in the Employment Agreement), or a successor to Morgans Management fails to assume its obligations under the Employment Agreement;

•

if, at the time of, or during the 12 month period following the effective date of, any Change in Control (as defined in the Employment Agreement), Morgans Management terminates Mr. Magliarditi’s employment with or without Cause, or he resigns for Good Reason;

•

if Mr. Magliarditi’s employment terminates due to a termination of the Management Agreement and he rejects or does not receive any Morgans employment notice and does not receive a qualifying Hard Rock employment offer; or

•	if Mr. Magliarditi’s employment terminates at the end of the four-year employment period.

In each of the cases described above, other than under the indemnification provisions in the Employment Agreement, Morgans Management’s only obligations to Mr. Magliarditi was:

•	to pay his annual base salary through the date of termination to the extent it is unpaid and reimburse him for any business expenses not previously reimbursed,

•

to continue to pay his annual base salary for a period of 18 months after the date of termination (or six months after the date of termination in the case employment terminates at the end of the four-year employment period),

•

to continue to provide him medical and dental insurance benefits on the same basis as Morgans Management’s other executive employees for 18 months after the date of termination (or six months after the date of termination in the case employment terminates at the end of the four-year employment period),

•

to the extent not paid or provided, to pay or provide him any other amounts or benefits required to be paid or provided or which he is eligible to receive under any plan, program, policy or practice or other contract or agreement of Morgans Management through the date of termination, including, without limitation, any accrued but unused vacation, and

•

except in the case employment terminates at the end of the four-year employment period, to fully vest any unvested portion, if any, of the initial phantom equity grant, which, in the case of a termination of the Management Agreement, will be paid in a lump sum amount of equal value.

If, during his employment period, Mr. Magliarditi’s employment is terminated for Cause, due to death or Disability, or he resigns without Good Reason, Morgans Management will have the obligations described below. In addition, if Mr. Magliarditi’s employment terminates due to a termination of the Management Agreement, and he rejects or does not receive a Morgans employment notice and receives and rejects or fails to timely respond to a qualifying Hard Rock employment offer, then Morgans Management will have no further obligations to Mr. Magliarditi other than as described below. In each of these cases, other than under the indemnification provisions in the Employment Agreement, Morgans Management’s only obligations to Mr. Magliarditi, or his estate or beneficiaries, as applicable, will be:

•	to pay his base salary through the date of termination,

•	to pay for any accrued, unused vacation time as of the date of termination,

•	to pay any reasonable business expenses incurred as of the date of termination, and

•	if his employment terminates due to death or disability, to immediately vest the initial phantom equity grant in accordance with the terms of the applicable award agreement.

On April 8, 2011, Joseph A. Magliarditi’s employment was terminated.

Liquor Management Agreement

Liquor Management Agreement; Term. On February 2, 2007, HRH Holdings’ subsidiaries, HRHH Hotel/Casino, LLC and HRHI, entered into a Liquor Management and Employee Services Agreement (the “Liquor Management Agreement”), relating to non-gaming operations at the Hard Rock. The term of the Liquor Management Agreement commenced February 2, 2007 and will expire on the earlier of (i) 20 years from the commencement date or (ii) a date mutually agreed upon by the parties, subject to reasonable requirements of unaffiliated third party lenders to HRHH Hotel/Casino, LLC. However, the Liquor Management Agreement shall not terminate unless and until (a) HRHH Hotel/Casino, LLC obtains a replacement liquor operator and employee service provider (or hires all the employees necessary to operate the Hard Rock) or (b) HRHH Hotel/Casino, LLC or an affiliate thereof obtains all necessary approvals to conduct the liquor operations and hires all the employees necessary to operate the Hard Rock.

Engagement of HRHI. Pursuant to the Liquor Management Agreement, HRHH Hotel/Casino, LLC has engaged HRHI as operator and manager of the bars, bar personnel and liquor sales at the Hard Rock. HRHI holds the requisite licenses and approvals from the Clark County Department of Business License and the Clark County Liquor and Gaming Licensing Board to conduct liquor operations at the Hard Rock. In addition, the Liquor Management Agreement allows HRHH Hotel/Casino, LLC to engage certain employees of HRHI to provide services in connection with the day-to-day operations of the Hard Rock (excluding operations of the gaming- and casino-related facilities). HRHI would retain control of such employees and remain solely responsible for all compensation and benefits to be paid to them, subject to reimbursement as provided in the Liquor Management Agreement.

Self-Insurance

HRH Holdings is self-insured for workers’ compensation claims for an annual stop-loss of up to $250,000 per claim. Management has established reserves it considers adequate to cover estimated future payments on existing claims incurred and claims incurred but not reported.

HRH Holdings has a partial self-insurance plan for general liability claims for an annual stop-loss of up to $100,000 per claim.

Legal and Regulatory Proceeding

On September 21, 2010, Hard Rock Café International (USA), Inc. (“Plaintiff”) filed a lawsuit, Hard Rock Café International (USA), Inc. v. Hard Rock Hotel Holdings, LLC et al., against HRH Holdings, its subsidiaries Hard Rock Hotel, Inc. and HRHH IP, LLC and other entities in the United States District Court for the Southern District of New York. On November 23, 2010, Plaintiff filed an amended complaint in the lawsuit. Plaintiff asserts claims for trademark infringement, trademark dilution, unfair competition and breach of contract. The gravamen of the claims is that defendants allegedly have caused injury to Plaintiff through (i) the reality television show “Rehab: Party at the Hard Rock Hotel” and (ii) various ventures in which HRH Holdings or its affiliates are alleged to have used or sublicensed the Hard Rock marks in an unauthorized manner, including the Hard Rock Hotel & Casino Tulsa, the Hard Rock Hotel & Casino Albuquerque, certain facilities branded “HRH”, certain products or services branded “Save the Planet”, and the registration of certain domain names. HRH Holdings believes the claims are without merit because, among other reasons, it is entitled to use and sublicense the Hard Rock marks pursuant to a 1996 license agreement. HRH Holdings intends to vigorously defend the suit. HRH Holdings has answered the complaint, lodged counterclaims, and moved to dismiss certain of Plaintiff’s claims and to refer certain other claims to arbitration.

HRH Holdings is a defendant in various other lawsuits relating to routine matters incidental to its business. Management provides an accrual for estimated losses that may occur and does not believe that the outcome of these other pending claims or litigation, individually or in the aggregate, will have a material adverse effect on our financial position, results of operations or liquidity beyond the amounts recorded in the accompanying balance sheet as of February 28, 2011.

Indemnification

The JV Agreement provides that neither HRH Holdings’ members nor the affiliates, agents, officers, partners, employees, representatives, directors, members or shareholders of any member, affiliate or HRH Holdings (collectively, “ Indemnitees”) will be liable to HRH Holdings or any of its members for any act or omission if: (a) the act or omission was in good faith, within the scope of such Indemnitee’s authority and in a manner it reasonably believed to be in the best interest of HRH Holdings, and (b) the conduct of such person did not constitute fraud, willful misconduct, gross negligence or a material breach of, or default under, the JV Agreement.

Subject to certain limitations, HRH Holdings will indemnify and hold harmless any Indemnitee to the greatest extent permitted by law against any liability or loss as a result of any claim or legal proceeding by any person relating to the performance or nonperformance of any act concerning the activities of HRH Holdings if: (a) the act or failure to act of such Indemnitee was in good faith, within the scope of such Indemnitee’s authority and in a manner it reasonably believed to be in the best interest of HRH Holdings, and (b) the conduct of such person did not constitute fraud, willful misconduct, gross negligence or a material breach of, or default under, the JV Agreement. The JV Agreement provides that HRH Holdings will, in the case of its members and their affiliates, and may, in the discretion of the members with respect to other Indemnitees advance such attorneys’ fees and other expenses prior to the final disposition of such claims or proceedings upon receipt by HRH Holdings of an undertaking by or on behalf of such Indemnitee to repay such amounts if it is determined that such Indemnitee is not entitled to be indemnified.

Any indemnification provided under the JV Agreement will be satisfied first out of assets of HRH Holdings as an expense of HRH Holdings. In the event the assets of HRH Holdings are insufficient to satisfy HRH Holdings’ indemnification obligations, the members will, for indemnification of the members or their affiliates, and may (in their sole discretion), for indemnification of other indemnitees, require the members to make further capital contributions to satisfy all or any portion of the indemnification obligations of HRH Holdings pursuant to the JV Agreement.

Workers’ Compensation Letter of Credit

HRH Holdings has a $0.3 million irrevocable standby letter of credit for the benefit of the State of Nevada related to the self-insured portion of HRHI’s workers’ compensation insurance.

11.	Employee Benefit Plans

HRH Holdings pays discretionary cash incentive bonuses to eligible employees based upon individual and company-wide goals that are established by management and the board of directors of HRH Holdings on an annual basis.

HRH Holdings maintains a 401(k) profit sharing plan whereby substantially all employees over the age of 21 who have completed six months of continuous employment and 1,000 hours of service are eligible for the plan. Such employees joining the plan may contribute, through salary deductions, no less than 1% nor greater than 50% of their annual compensation. The plan had originally provided for a company matching contribution but on November 9, 2009, HRH Holdings suspended the 401(k) matching contribution.

On September 10, 2008, HRH Holdings’ board of directors adopted HRH Holdings’ 2008 Profits Interest Plan (the “Profits Interest Plan”) which provides for the grant of profits interest awards in the form of Class C Units of HRH Holdings. The Class C Units are membership interests in HRH Holdings whose terms are governed by the JV Agreement, the Profits Interest Plan and an individual profits interest Award Agreement. The maximum aggregate number of Class C Units available for issuance under the Profits Interest Plan is 1,000,000 units. A summary of the status of the Class C Units granted by HRH Holdings to named executive officers and employees of HRH Holdings as of February 28, 2011 is presented below. There were no Class C Units granted to name executive officers during the period ended February 28, 2011.

The Class C Units awarded to our named executives on January 14, 2009 consist of the following three vesting components, which are equally spread and are generally subject to the grantee’s continued employment with HRH

Holdings: (i) a time-based vesting award that vests over the period commencing on the date of grant and continued through December 31, 2010; (ii) a performance-based vesting award that vests with respect to 25% of the units on the date of grant and the remaining 75% of the units based on HRH Holdings’ attainment of pre-established EBITDA targets for each of HRH Holdings’ fiscal years through December 31, 2010; and (iii) a “milestone” vesting award that vests based on HRH Holdings’ timely completion of the expansion project at the Hard Rock in accordance with the development budget approved by our board of directors.

The grant date fair value of Class C Units awarded, in accordance with ASC Topic 718, was determined to be $0, as the amount of HRH Holdings’ liabilities exceeded the fair market value of HRH Holdings under any reasonable scenario as of the grant date. With respect to the performance-based Class C Unit awards and the milestone-based Class C Unit awards, the grant date fair value was determined to be $0 based on either the probable outcome or maximum performance with respect to HRH Holdings’ attainment of pre-established EBITDA targets for each of HRH Holdings’ fiscal years through December 31, 2010, and HRH Holdings’ timely completion of the expansion project at the Hard Rock in accordance with the development budget approved by our board of directors, respectively, for the reasons described in the preceding sentence.

Officers and employees of HRH Holdings and its subsidiaries are eligible to participate in the Morgans Hotel Group Co. 2007 Amended and Restated Omnibus Stock Incentive Plan (the “Stock Incentive Plan”). The Stock Incentive Plan provides for the issuance of stock-based incentive awards, including incentive stock options, non-qualified stock options, stock appreciation rights, shares of common stock of Morgans, including restricted stock units, and other equity-based awards, including membership units which are structured as profits interests (“LTIP Units”) or any combination of the foregoing. HRH Holdings recognizes the expense and records a related-party payable when billed by Morgans.

In the two months ended February 28, 2011, there was no stock-based compensation expense related to the above described restricted common stock units, LTIP Units and options granted to its named executive officers.

Restricted Stock Units

Morgans previously issued restricted stock units to named executive officers and employees of HRH Holdings of which 64,473 units, with a weighted average fair value of $12.31, remaining outstanding and nonvested at February 28, 2011. There was no activity during the two months ended February 28, 2011.

Stock Options

Morgans previously issued stock options to named executive officers and employees of HRH Holdings of which 88,610 shares, with a weighted average exercise price of $15.21 and weighted average remaining contractual term of 0.8 years, remain outstanding at February 28, 2011. There was no activity during the two months ended February 28, 2011.

12.	JV AGREEMENT AND MEMBERSHIP INTERESTS

Classes of Membership Interests

HRH Holdings has three classes of membership interests: Class A Membership Interests, Class B Membership Interests and Class C Membership Interests. Holders of Class A Membership Interests are entitled to vote on any matter to be voted upon by HRH Holdings’ members. Except as provided by law, the holders of Class B Membership Interests and Class C Membership Interests do not have any right to vote.

Initial Capital Contributions

On the Closing Date, pursuant to the Contribution Agreement, Morgans and Morgans Group LLC, an affiliate of Morgans (“Morgans LLC”) were deemed to have contributed to HRH Holdings one-third of the equity, or approximately $57.5 million, to fund a portion of the purchase price for the Acquisition by virtue of the application of the escrow deposits under the Acquisition Agreements to the purchase price for the Acquisition and by virtue of the credit given for the expenses Morgans LLC incurred in connection with the Acquisition. Affiliates of DLJMB contributed to HRH Holdings two-thirds of the equity, or approximately $115 million, to fund the remaining amount of the equity contribution for the Acquisition. In consideration for these contributions, HRH Holdings issued Class A Membership Interests and Class B Membership Interests to the affiliates of DLJMB, Morgans and Morgans LLC.

Additional Capital Contributions

Prior to January 1, 2011 the DLJMB Parties and the Morgans Parties contributed $500.2 million in cash to HRH Holdings. Pursuant to an agreement between DLJMB IV HRH and Morgans, a portion of the amounts contributed to HRH Holdings by the parties were treated as interest-free loans, which could have been converted into new equity in HRH Holdings on terms to be agreed upon by the parties or by a written appraisal or fairness opinion.

Distribution of Cash Available for Distribution

To the extent not prohibited by the terms of any financing agreement or applicable law, HRH Holdings’ board of directors may cause HRH Holdings to distribute cash available for distribution to its members. Under the JV Agreement, the DLJMB Parties receive a preferred return of capital in an amount based on a percentage of the fees paid by HRH Holdings to Morgans Management under the Management Agreement. Cash available for distribution is then distributed among the members pro rata in proportion to their percentage interests (as adjusted to disregard the effect of any prior adjustments to the percentage interests made as a result of the posting of letters of credit). If at such time the DLJMB Parties have received a return of all of their capital contributions, then the cash available for distribution will be distributed to the Morgans Parties until they have received a return of all of their diluted capital contributions (as calculated under the JV Agreement). Then, cash available for distribution is distributed among the members pro rata in proportion to the adjusted percentage interests until the Morgans Parties have received a return of all of their capital contributions. Thereafter, all remaining amounts will be distributed between the Morgans Parties, the DLJMB Parties and Class C Members pro rata in proportion to their profits percentage interests as of the date of such distribution.

Restrictions on Transfer

HRH Holdings’ members generally are prohibited from transferring or encumbering HRH Holdings’ membership interests without the prior written consent of HRH Holdings’ Class A members. Transfers of interests by a Morgans Party or a DLJ Fund (described below) in any intermediate subsidiary that indirectly holds interests in HRH Holdings will be considered a transfer of such person’s indirect interest in HRH Holdings. The “DLJ Funds” include DLJMB Partners, DLJMB HRH Co-Investments, L.P., DLJ Offshore Partners IV, L.P., DLJ Merchant Banking Partners IV (Pacific), L.P. and MBP IV Plan Investors, L.P. and are all parties which indirectly hold interest in HRH Holdings. Exceptions to the transfer prohibition apply to (a) transfers to subsidiaries of a DLJ Fund or Morgans, (b) transfers of the equity interests of a Morgans Party or a DLJ Fund (including pursuant to a change in control of those entities), and (c) after the earlier of February 2, 2011 and the termination date of the Management Agreement, in accordance with the right of first offer in favor of the other members under the JV Agreement. If the DLJMB Parties propose to transfer more than 51% of HRH Holdings’ aggregate membership interests to a third party, then under certain circumstances the DLJMB Parties will be able to require the Morgans Parties and Class C Members to sell the same ratable share of HRH Holdings’ membership interests held by each of them to the third party on the same terms and conditions. If this drag-along right is not exercised, then under certain circumstances the Morgans Parties and the Class C Members may exercise a tag-along right to sell certain of HRH Holdings’ membership interests held by each of them to the third-party transferee on the same terms and conditions as under the sale by the DLJMB Parties. Notwithstanding these exceptions, no transfer may be made unless certain general conditions are met, including that the transfer complies with applicable gaming regulations.

Events of Default

The following constitute events of default under the JV Agreement (subject in certain cases to applicable cure periods): (a) any transfer in violation of the JV Agreement, (b) a material breach of the JV Agreement or a related fee agreement entered into by the members, (c) a determination by the gaming authorities that one of HRH Holdings’ members is an unsuitable person, (d) the failure to make a required capital contribution, (e) a material breach under the contribution agreement Morgans and DLJMB IV HRH entered into with respect to their initial capital contributions, (f) the incapacity of a member, (g) the attachment, execution or other judicial seizure of substantial assets of member or its interest in HRH Holdings or (h) the perpetration of fraud or willful misconduct. Upon the occurrence of any event of default (and after the expiration of any applicable cure period) by a member, a non-affiliated member may (i) elect to dissolve HRH Holdings, (ii) purchase the entire interest of the defaulting member for 85.0% of the defaulting member’s “existing equity” in HRH Holdings (as defined in the JV Agreement), (iii) adjust the defaulting member’s capital account to equal such purchase price or (iv) revoke the defaulting member’s voting rights, right to participate in profits or distributions or right to receive information (subject to certain exceptions).

Distributions upon Liquidation

HRH Holdings may be dissolved upon certain events, including at the election of its members. In the event of dissolution, the cash proceeds from the liquidation, after payment of HRH Holdings’ liabilities, will be distributed to its members in accordance with their respective positive capital account balances as calculated under the JV Agreement.

No Sinking Fund Provisions or Rights to Redemption or Conversion

Holders of Class A Membership Interests or Class B Membership Interests have no redemption rights or conversion rights and do not benefit from any sinking fund.

13.	Subsequent Events

On March 1, 2011 HRH Holdings, the Mortgage Lender, the First Mezzanine Lender, the Second Mezzanine Lender, the Morgans Parties and certain affiliates of DLJMB, as well as the Third Mezzanine Lender and other interested parties entered into a comprehensive settlement to resolve the disputes among them and all matters relating to the Hard Rock and related loans and guaranties. The settlement provides, among other things, for the following:

•	the transfer by HRH Holdings to an affiliate of the First Mezzanine Lender of 100% of the indirect equity interests in the Hard Rock;

•

release of the non-recourse carve-out guaranties provided by HRH Holdings with respect to the loans made by the Mortgage Lender, the First Mezzanine Lender, the Second Mezzanine Lender and the Third Mezzanine Lender to the direct and indirect owners of the Hard Rock;

•	termination of the Morgans management agreement; and

•	certain payments to or for the benefit of the Mortgage Lender, the First Mezzanine Lender, the Second Mezzanine Lender, and the Third Mezzanine Lender.

On April 8, 2011, Joseph A. Magliarditi’s employment was terminated.

Report of Independent Registered Public Accounting Firm

BREF HR Management, LLC, on behalf of

BREF HR, LLC

New York, New York

We have audited the accompanying balance sheet of BREF HR, LLC (the “Company”) as of February 11, 2011. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of BREF HR, LLC as of February 11, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Las Vegas, Nevada

October 21, 2011.

BREF HR, LLC

NOTES TO BALANCE SHEET

AS OF FEBRUARY 11, 2011

Assets

Total Assets	$—

Liabilities and Members’ Equity
Liabilities	$—

Commitments and Contingencies
Members’ Equity	200
Subscription receivable	(200)

Total Members’ Equity	—

Total Liabilities and Members’ Equity	$—

The accompanying notes are an integral part of this balance sheet.

1.	Organization

The accompanying balance sheet presents the financial position of BREF HR, LLC (the “Company”) at its inception. The Company is a wholly-owned subsidiary of Brookfield Financial, LLC as to its Series B (“Brookfield Financial”). Brookfield Financial is a wholly-owned subsidiary of BREF Stellar, LLC. The Company presently has no operations and has been created for the purposes of obtaining licenses from the Nevada Gaming Commission and to acquire the limited liability company interests of HRHH JV Junior Mezz, LLC (“HRHH JV Junior Mezz”) and HRHH Gaming Junior Mezz, LLC (“HRHH Gaming Junior Mezz”), which indirectly own the Hard Rock Hotel & Casino Las Vegas and certain related assets. There has been no activity and, therefore, the statement of operations, the statement of members’ equity, and the statement of cash flows are not presented.

2.	Subsequent Events

On March 1, 2011, Hard Rock Hotel Holdings, LLC (“HRH Holdings”), Vegas HR Private Limited (the “Mortgage Lender”), Brookfield Financial, NRFC, Morgans Hotel Group Co. (“Morgans” and together with an affiliated entity, the “Morgans Parties”) and certain affiliates of DLJ Merchant Banking Partners (“DLJMBP”), as well as other interested parties entered into the Agreement to Transfer in Lieu of Foreclosure and Settlement Agreement (the “Settlement Agreement”) pursuant to which the membership interests of HRHH JV Junior Mezz and HRHH Gaming Junior Mezz were transferred and assigned to the Company. The transactions contemplated by the Settlement Agreement are referred to as the “Assignment.”

The Assignment provided for, among other things:

•

the transfer by HRH Holdings to an affiliate of Brookfield Financial of 100% of the indirect equity interests in the Hard Rock Hotel & Casino Las Vegas and other related assets, namely HHRH JV Junior Mezz and HRHH Gaming Junior Mezz;

•

release of the non-recourse carve-out guaranties provided by HRH Holdings with respect to the loans made by the Mortgage Lender, Brookfield Financial and NRFC WA Holdings, LLC to the direct and indirect owners of the Hard Rock Hotel & Casino Las Vegas; and

•	termination of the Morgans management agreement.

BREF HR, LLC

Unaudited Consolidated Balance Sheets

Since March 1, 2011 the Hard Rock Hotel & Casino Las Vegas and related assets have been owned by the BREF HR, LLC (the “Company”) pursuant to the assignment thereof from Hard Rock Hotel Holdings, LLC (“HRH Holdings”). The financial information of HRH Holdings as of December 31, 2010 and for the year ended December 31, 2010 and the two months ended February 28, 2011 have been included in the unaudited financial statements of the Company for comparative purposes only. This information has been derived from, and should be read in conjunction with, the audited financial statements of HRH Holdings, including the accompanying notes thereto, included elsewhere in this registration statement.

	(in thousands)
	HRH Holdings	Company
	Dec 31, 2010	Sep 30, 2011
ASSETS
Current assets:
Cash and cash equivalents	$15,023	$14,096
Accounts receivable, net	8,777	9,894
Inventories	2,717	2,550
Prepaid expenses and other current assets	2,694	4,817
Related party receivable	9	—
Restricted cash	24,085	35,560

Total current assets	53,305	66,917
Property and equipment, net of accumulated depreciation and amortization	1,136,451	645,652
Goodwill	—	8,007
Intangible assets, net	45,347	181,757
Deferred financing costs, net	2,476	—
Interest rate caps, at fair value	—	4

TOTAL ASSETS	$1,237,579	$902,337

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$8,342	$4,967
Construction related payables	2,494	1,110
Related party payables	12,442	151
Accrued expenses	31,787	28,240
Interest payable	11,798	—
Short term deferred tax liability	1,349	—
Current portion of long-term debt	1,305,910	—

Total current liabilities	1,374,122	34,468
Long term deferred tax liability	55,971	—
Long term accrued expenses	—	1,544
Long term interest payable	—	12,825
Long term debt	—	734,774
Long term debt—due to affiliate	—	30,000

Total long-term liabilities	55,971	779,143

Total liabilities	1,430,093	813,611

Members’ equity (deficit):
Paid-in capital	500,218	127,583
Accumulated other comprehensive loss	(335)	(335)
Accumulated deficit	(692,397)	(38,522)

Total members’ equity (deficit)	(192,514)	88,726

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$1,237,579	$902,337

The accompanying notes are an integral part of these consolidated financial statements.

BREF HR, LLC

Unaudited Consolidated Statement of Operations and Comprehensive Loss

	Period From
	HRH Holdings		Company
	Nine Months Ended Sep 30, 2010	Jan 1 2011 to Feb 28, 2011	Mar 1, 2011 to Sep 30, 2011
		(in thousands)
REVENUES:
Casino	$48,414	$5,973	$26,023
Lodging	43,431	9,222	36,692
Food and beverage	79,336	12,390	54,629
Retail	3,572	426	1,858
Other	23,649	4,591	17,428

Gross revenues	198,402	32,602	136,630
Less: promotional allowances	(19,063)	(3,345)	(10,695)

Net revenues	179,339	29,257	125,935

COSTS AND EXPENSES:
Casino	37,607	5,666	21,393
Lodging	14,017	3,122	11,757
Food and beverage	42,182	5,748	28,214
Retail	2,283	273	1,197
Other	18,136	2,877	9,588
Marketing	6,515	843	3,376
Fee and expense reimbursements—related party	7,505	932	1,960
General and administrative	39,016	6,389	22,746
Depreciation and amortization	39,047	10,858	19,494
Loss on disposal of assets	2	—	615
Pre-opening	726	—	146

Total costs and expenses	207,036	36,708	120,486

(Loss) Income From Operations	(27,697)	(7,451)	5,449
Interest income	24	8	47
Interest expense, net of capitalized interest	(51,990)	(14,870)	(44,018)
Gain on forgiveness of debt	—	32,460	—

(Loss) income before income tax expense	(79,663)	10,147	(38,522)
Income tax expense	359	141	—

Net income (loss)	(80,022)	10,006	(38,522)
OTHER COMPREHENSIVE (LOSS) INCOME:
Interest rate cap fair market value adjustment, net of tax	1,550	335	(335)

Comprehensive (loss) income	$(78,472)	$10,341	(38,857)

The accompanying notes are an integral part of these consolidated financial statements.

BREF HR, LLC

Unaudited Consolidated Statement of Cash Flows

	HRH Holdings		Company
	Nine Months Ended Sep 30, 2010	Period from Jan 1, 2011 to Feb 28, 2011	Period from March 1, 2011 to Sep 30, 2011
	(in thousands)
Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities
Net income/(loss)	$(80,022)	$10,006	$(38,522)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	36,281	10,307	15,985
Gain on forgiveness of debt	—	(32,460)	—
Provision for (write off of) losses on accounts receivable	(3,852)	5	2,395
Amortization of loan fees and costs	2,218	2,200	—
Amortization of intangibles	2,776	551	3,508
Amortization of fair value adjustment on debt	—	—	10,288
Change in value of interest rate caps net of premium amortization included in net loss	1,549	335	33
Loss on sale of assets	2	—	615
Deferred income taxes	359	141	—
(Increase) decrease in assets:
Accounts receivable	4,973	(1,065)	(2,447)
Inventories	253	508	(341)
Prepaid expenses	(577)	33	(2,156)
Related party receivable	(5)	4	—
Increase (decrease) in liabilities:
Accounts payable	(1,436)	66	(3,689)
Related party payable	6,482	945	151
Other accrued liabilities	4,746	6,916	(2,247)
Accrued non-cash interest applied to principal	—	—	2,325
Accrued interest payable	12,115	5,529	(3,212)
Accrued long term interest payable	—	—	12,825

Net cash provided by (used in) operating activities	(14,148)	4,021	(4,488)

Cash flow from investing activities
Purchases of property and equipment	(55,445)	(137)	(2,932)
Payments on construction payables	(49,377)	(44)	(190)
Increase (reduction) in restricted cash	33,459	16,527	(28,002)
Proceeds from sale of operating assets	—	—	10

Net cash provided by (used in) investing activities	(71,363)	16,346	(31,114)

Cash flows from financing activities
Net proceeds from borrowings	95,036	—	30,000
Repayments on borrowings	—	(15,199)	(121)
Purchase of interest rate caps	—	—	(372)
Financing costs on debt	(1,271)	—	—

Net cash provided by (used in) financing activities	93,765	(15,199)	29,507

Net increase (decrease) in cash and cash equivalents	8,254	5,168	(6,095)
Cash and cash equivalents, beginning of period	12,277	15,023	20,191

Cash and cash equivalents, end of period	$20,531	$20,191	14,096

Continued

	HRH Holdings		Company
	Nine Months Ended Sep 30, 2010	Period from Jan 1, 2011 to Feb 28, 2011	Period from March 1, 2011 to Sep 30, 2011
	(in thousands)
Supplemental Disclosure of Cash Flow Information
Cash paid during the period for interest, net of amounts capitalized	$24,971	$8,245	$21,631

Supplemental Disclosure Non-Cash Investing and Financing Activities
Construction Payables	$2,528	$2,450	1,110
Non-cash addition to debt	—	—	2,325
Debt extinguished through foreclosure of excess land:			—
Long term debt	—	(52,158)	—
Excess land	—	22,000	—
Deferred financing cost	—	276	—
Accrued interest	—	(2,578)	—

Gain on forgiveness of debt	$—	$(32,460)	$—

The accompanying notes are an integral part of these consolidated financial statements.

BREF HR, LLC

Notes to Unaudited Consolidated Financial Statements

1.	Company Structure and Significant Accounting Policies

Basis of Presentation and Nature of Business

BREF HR, LLC is a Delaware limited liability company that was formed on February 11, 2011. The affairs of the Company are governed by a Limited Liability Company Agreement dated as of March 1, 2011 (the “LLC Agreement”). Unless otherwise specified, the terms the “Company,” “we,” “us” or “our” refer to BREF HR, LLC and its consolidated subsidiaries, or any one or more of them, as the context may require.

The Company was formed by certain affiliates of Brookfield Financial, LLC as to its Series B (“Brookfield Financial”) to acquire the limited liability company interests of HRHH JV Junior Mezz, LLC (“HRHH JV Junior Mezz”) and HRHH Gaming Junior Mezz, LLC (“HRHH Gaming Junior Mezz”), which indirectly own the Hard Rock Hotel & Casino Las Vegas and certain related assets. These assets were acquired pursuant to the assignment from Hard Rock Hotel Holdings, LLC (“HRH Holdings”) in connection with the default by HRH Holdings and its subsidiaries on the real estate financing facility (the “Facility”), and the resulting settlement agreement, as described below. Brookfield Financial is managed by Brookfield Real Estate Financial Partners LLC (together with its affiliates, “Brookfield”).

Since March 1, 2011 the Hard Rock Hotel & Casino Las Vegas and related assets have been owned by the Company pursuant to the assignment thereof from HRH Holdings. The financial information of HRH Holdings as of December 31, 2010 and for the year ended December 31, 2010 and the two months ended February 28, 2011, have been included in the unaudited financial statements of the Company for comparative purposes only. This information has been derived from, and should be read in conjunction with, the audited financial statements of HRH Holdings, including the accompanying notes thereto.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

The Assignment

On March 1, 2011, HRH Holdings, Vegas HR Private Limited (the “Mortgage Lender”), Brookfield Financial, NRFC WA Holdings, LLC, Morgans Hotel Group Co. (“Morgans” and together with an affiliated entity, the “Morgans Parties”) and certain affiliates of DLJ Merchant Banking Partners (“DLJMBP”), as well as other interested parties entered into the Agreement to Transfer in Lieu of Foreclosure and Settlement Agreement (the “Settlement Agreement”) pursuant to which the membership interests of HRHH JV Junior Mezz and HRHH Gaming Junior Mezz were transferred and assigned to the Company. The transactions contemplated by the Settlement Agreement are referred to as the “Assignment.”

The Assignment provided for, among other things:

•

the transfer by HRH Holdings to an affiliate of Brookfield Financial of 100% of the indirect equity interests in the Hard Rock Hotel & Casino Las Vegas and other related assets, namely HHRH JV Junior Mezz and HRHH Gaming Junior Mezz;

•

release of the non-recourse carve-out guaranties provided by HRH Holdings with respect to the loans made by the Mortgage Lender, Brookfield Financial and NRFC WA Holdings, LLC to the direct and indirect owners of the Hard Rock Hotel & Casino Las Vegas; and

•	termination of the Morgans management agreement.

We have recorded and disclosed provisional fair values of the assets and liabilities transferred and assigned at the date of foreclosure. However, we will continue to refine our estimate during the measurement period which may result in changes in value for assets and liabilities such as building and equipment, intangibles, goodwill, debt and equity. The provisional valuation of the Hard Rock assets and liabilities at the date of foreclosure on March 1, 2011 resulted in the recording of property and equipment in the amount of $660 million, intangible assets in the amount of $185 million, mortgage payable of $722 million at fair value and initial members’ equity of $127.5 million.

The following table summarizes the estimated fair value of the assets and liabilities acquired at the date of the Assignment:

Assets
Current Assets	$42,229
Land, buildings and equipment	659,330
Intangible assets	185,265
Goodwill	8,007

Total Assets	$894,831

Liabilities & Members Equity
Current liabilities	$44,966
Long term debt	722,282

Total Liabilities	767,248

Members’ Equity	127,583

Total Liabilities & Member’s Equity	$894,831

Of the estimated $185 million of intangible assets, $165 million was assigned to the Hard Rock trademark that is not subject to amortization. The remaining intangible assets include trademarks for various Hard Rock locations of $3.7 million (10 year weighted useful life), rated player relationships estimated at $10 million (10 year estimated useful life), backlog estimated at $3 million (1 year estimated useful life), and above market leases estimated at $2.4 million (1-5 year estimated useful life).

The Assignment was accounted for as a business combination in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations. The Company has not finalized its review of the purchase price allocation.

Consolidation of Variable Interest Entity

LVHR Casino, Inc. (“LVHR”) is currently the third party operator of all gaming operations at the Hard Rock Hotel & Casino Las Vegas. The Company currently does not own any interest in LVHR or its affiliated entities, WG-Harmon, LLC (“WG-Harmon”) and Warner Gaming, LLC. However, the Company, through one of its subsidiaries, has entered into a Casino Lease Agreement (“Casino Lease”) with LVHR, pursuant to which it has leased the casino premises in exchange for a monthly rent payment. The Casino Lease provides that the Company may terminate the lease upon 30 days prior written notice to LVHR, without payment of any termination fee. In addition, as part of the Casino Lease, the Company is obligated to make available to LVHR a revolving line of credit to be used solely for working capital purposes, specifically to fund any cash flow shortfalls in the casino operations. In addition to the Casino Lease, LVHR and HRHH Gaming, LLC, a subsidiary of the Company, entered into the Existing Gaming Assets Acquisition Agreement dated as of March 1, 2011, pursuant to which LVHR acquired all of the then existing casino assets used in the gaming operations at the Hard Rock Hotel & Casino Las Vegas. In addition, upon the exercise of the option to acquire the equity of LVHR, the agreement provides for the forgiveness of any accrued rent owed.

Current consolidation guidance regarding the variable interest model became effective on January 1, 2010. Under this revised qualitative model, the primary beneficiary is identified as the variable interest holder that has both the power to direct the activities of the variable interest entity that most significantly impacts the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. This guidance required us to consolidate LVHR for financial statement purposes, as the Company determined that it is presently the primary beneficiary of the Casino Lease, giving rise to the variable interest for the following reasons:

•

The Company is obligated to provide a working capital line of credit to fund cash flow shortfalls in casino operations. Upon termination of the Casino Lease or if the Company obtains the approvals and licenses and exercises its option, the working capital line will be absorbed by the Company along with any rent shortfalls under the Casino Lease.

•	The Company has the right to terminate the Casino Lease during the initial term with or without cause and without the payment of any termination fee.

The effects of the consolidation of LVHR on our financial position and operating results are presented in our consolidated balance sheet and statement of operations as of and for the seven months ended September 30, 2011 as follows:

	The Company Nine Months Ended Sep 30, 2011 (unaudited)	LVHR Nine Months Ended Sep 30, 2011 (unaudited)	The Company Consolidated Nine Months Ended Sep 30, 2011 (unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,095	$12,001	$14,096
Accounts receivable, net	7,603	2,291	9,894
Inventories	2,550	—	2,550
Prepaid expenses and other current assets	3,209	1,608	4,817
Restricted cash	35,560	—	35,560

Total current assets	51,017	15,900	66,917
Property and equipment, net of accumulated depreciation and amortization	640,554	5,098	645,652
Goodwill	8,007	—	8,007
Intangible assets, net	181,757	—	181,757
Interest rate caps, at fair value	4	—	4

TOTAL ASSETS	$881,339	$20,998	$902,337

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$4,868	$99	$4,967
Construction related payables	1,110	—	1,110
Related party payables	(10,403)	10,554	151
Accrued expenses	22,172	6,068	28,240
Interest payable	—	—	—

Total current liabilities	17,747	16,721	34,468

Long term accrued expenses	1,264	280	1,544
Long term interest payable	12,825	—	12,825
Long term debt	734,774	—	734,774
Long term debt – due to affiliate	30,000	—	30,000

Total long-term liabilities	778,863	280	779,143

Total liabilities	796,610	17,001	813,611

Members’ equity (deficit):
Paid-in capital	127,583	—	127,583
Accumulated other comprehensive (loss) gain	(335)	—	(335)
Accumulated earnings (deficit)	(42,519)	3,997	(38,522)

Total members’ equity	84,729	3,997	88,726

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$881,339	$20,998	$902,337

	The Company Period From Mar 1, 2011 to Sep 30, 2011	LVHR Period From Mar 1, 2011 to Sep 30, 2011	The Company Consolidated Period From Mar 1, 2011 to Sep 30, 2011
REVENUES:
Casino	$—	$26,023	$26,023
Lodging	36,692	—	36,692
Food and beverage	54,629	—	54,629
Retail	1,858	—	1,858
Other	17,428	—	17,428

Gross revenues	110,607	26,023	136,630
Less: promotional allowances	(10,695)	—	(10,695)

Net revenues	99,912	26,023	125,935

COSTS AND EXPENSES:
Casino	—	21,393	21,393
Lodging	11,757	—	11,757
Food and beverage	28,214	—	28,214
Retail	1,197	—	1,197
Other	9,588	—	9,588
Marketing	3,376	—	3,376
Fee and expense reimbursements – related party	1,960	—	1,960
General and administrative	22,746	—	22,746
Depreciation and amortization	18,861	633	19,494
Loss on disposal of assets	615	—	615
Pre-opening	146	—	146

Total costs and expenses	98,460	22,026	120,486

INCOME FROM OPERATIONS	1,452	3,997	5,449
Interest income	47	—	47
Interest expense net of capitalized interest	(44,018)	—	(44,018)
Net (Loss) income	(42,519)	3,997	(38,522)
Other Comprehensive (Loss):
Interest rate cap fair market value adjustment gain (loss), net of tax	(335)	—	(335)

Comprehensive (loss) income	$(42,854)	$3,997	$(38,857)

LVHR is currently the third party operator of all gaming operations at the Hard Rock Hotel & Casino Las Vegas. We do not currently own any interest in LVHR or its affiliated entities, WG-Harmon and Warner Gaming. However, since we believe that we are the primary beneficiary of the gaming operations under current accounting standard ASC 810-10 because we both have the power to direct the activities of the variable interest entity that most significantly impacts the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. Our consolidated net income is reported at amounts that include the amounts attributable to both us and the noncontrolling interest. For the seven month period ended September 30, 2011, there was net income of $4.0 million associated with the noncontrolling interest related to LVHR. At September 30, 2011, there was equity of $4.0 million associated with LVHR.

On December 22, 2011, we received a license from the Nevada Gaming Commission (the “Nevada Commission”) to serve as the operator of the gaming facilities at the Hard Rock Hotel & Casino Las Vegas and we were approved to acquire and own the equity securities of LVHR, subject to this registration statement becoming effective. Under Section 12(g)(1) of the Exchange Act, this registration statement became effective on December 22, 2011. The Company currently intends that LVHR will become one of our indirect subsidiaries and we will assume operation of the gaming facilities at the Hard Rock Hotel & Casino Las Vegas by the end of the first quarter of 2012. On or about the same date that LVHR becomes one of our subsidiaries and we assume operation of the gaming facilities at the Hard Rock Hotel & Casino Las Vegas, we will restructure and convert LVHR from a Nevada corporation to a Nevada limited liability company to be known temporarily as LVHR Casino, LLC. In addition, one of our other subsidiaries, HRHH Gaming, LLC (“HRHH Gaming”) will be merged with and into LVHR Casino, LLC with LVHR Casino, LLC as the surviving entity. Upon consummation of the conversion of LVHR into LVHR Casino, LLC and subsequent merger transaction: (i) LVHR Casino, LLC will become a mortgage borrower under the Amended Facility and the Second Mortgage (as such terms are defined herein); (ii) LVHR Casino, LLC will own all of the assets that are used at the Hard Rock Hotel & Casino Las Vegas gaming operations, (which assets LVHR acquired on March 2, 2011); and (iii) the revolving line of credit HRHH Gaming is currently obligated to make available to LVHR will terminate. In connection with the merger transaction, LVHR Casino, LLC’s name will be changed to HRHH Gaming, LLC. At that time the Casino Lease currently entered into between LVHR and HRHH Hotel/Casino will be amended and restated into the Amended Casino Lease. The terms of the Amended Casino Lease will reflect a lease agreement between related parties, including, a provision for the payment of nominal rent. Additionally, the Management Agreement with WG-Harmon will be terminated without payment of any termination fee.

Cash and Cash Equivalents

Cash and cash equivalents consisted of cash on hand and in banks and interest-bearing deposits with maturities at the date of purchase of three months or less. Cash equivalents were carried at cost which approximates market.

Deferred Income

Deferred income consists of sponsorship payments received from various vendors and suppliers. These sponsorship payments are amortized using the straight line method over the life of the agreements. As of September 30, 2011 the Company had $6.3 million in deferred income. As of December 31, 2010, HRH Holdings had $7.6 million in deferred income.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries at and for the seven months ended September 30, 2011. For these purposes the subsidiaries of the Company are deemed to include LVHR. LVHR is currently the third party operator of all gaming operations at the Hard Rock Hotel & Casino Las Vegas. The Company does not currently own any interest in LVHR or its affiliated entities, WG-Harmon and Warner Gaming, LLC. Consolidation guidance regarding the variable interest model became effective on January 1, 2010. Under this new qualitative model, the primary beneficiary is identified as the variable interest holder that has both the power to direct the activities of the variable interest entity that most significantly impacts the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. This guidance required us to consolidate LVHR for financial statement purposes, as the Company determined that it is presently the primary beneficiary of the Casino Lease. See “Consolidation of Variable Interest Entity” above.

In addition, the accompanying consolidated financial statements include the accounts of HRH Holdings and its subsidiaries at December 31, 2010 and for the two months ended February 28, 2011 and for the seven months ended September 30, 2010.

HRH Holdings’ Going Concern Uncertainty

HRH Holdings’ consolidated financial statements have been prepared assuming that HRH Holdings will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. HRH Holdings incurred significant losses and did not generate sufficient cash to fully cover the interest payments on the Facility and used funds from the reserves to meet its liquidity needs. The Facility matured on February 9, 2011 and HRH Holdings did not qualify for the extension option, resulting in a default. As of February 28, 2011, HRH Holdings had a total deficit of approximately $182.2 million. HRH Holdings’ history of recurring losses, negative working capital and limited access to capital. Management of HRH Holdings reviewed its options and discussed with the lenders possibly restructuring the debt. However, on March 1, 2011, HRH Holdings, the lenders, as well as other interest parties, entered into the Assignment, which among other things, transferred 100% of the indirect equity interest in the Hard Rock Hotel & Casino, as described above. These factors raised substantial doubt regarding HRH Holdings’ ability to continue as a going concern. The consolidated financial statements of HRH Holdings do not include any adjustments that might result from the outcome of this uncertainty.

Restricted Cash

Certain of our subsidiaries are obligated to maintain reserve funds for capital expenditures at the Hard Rock Hotel & Casino Las Vegas as determined pursuant to the Facility. These capital expenditures relate primarily to the periodic replacement or refurbishment of furniture, fixtures and equipment. The Facility requires the subsidiaries to deposit funds into a replacements and refurbishments reserve fund at amounts equal to three percent of the Hard Rock Hotel & Casino Las Vegas’ gross revenues and requires that the funds be set aside in restricted cash. As of September 30, 2011, $5.5 million was available in restricted cash reserves for future capital expenditures in the replacements and refurbishments reserve fund. As of December 31, 2010, HRH Holdings had $3.5 million in restricted cash reserves for future capital expenditures in the replacements and refurbishments reserve account. As of September 30, 2011 the Company had $26.5 million in working capital reserves, $1.5 million in tax reserves and $0.8 million in insurance reserves.

Concentrations of Credit Risk

Substantially all of the Company’s and HRH Holdings’ accounts receivable are unsecured and are due primarily from the Company’s and HRH Holdings’ casino and hotel patrons and convention functions. Non-performance by these parties would result in losses up to the recorded amount of the related receivables. Management does not anticipate significant non-performance and believes that they have adequately provided for uncollectible receivables in the Company’s and HRH Holdings’ allowance for doubtful accounts.

Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Company and HRH Holdings to concentrations of credit risk consist principally of casino accounts receivable. The Company and HRH Holdings issued credit in the form of “markers” to approved casino customers following investigations of creditworthiness. Business or economic conditions or other significant events could affect the collectability of such receivables.

Accounts receivable, including casino and hotel receivables, for the Company and HRH Holdings are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems them to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company’s and HRH Holdings’ receivables to their carrying amount, which approximates fair value. Such allowances are estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions.

Inventories

Inventories are stated at the lower of cost (determined using the first-in, first-out method), or market.

Depreciation and Amortization

Land improvements, buildings and improvements, equipment, furniture and fixtures, and memorabilia are recorded at fair value as of March 1, 2011. Additions are recorded at cost. The Company and HRH Holdings capitalizes interest on funds disbursed during construction. Depreciation and amortization are computed using the straight-line method over the estimated useful lives for financial reporting purposes and accelerated methods for income tax purposes. Estimated useful lives for financial reporting purposes are as follows:

Land improvements	20 years
Building improvements	15 years
Buildings	40 years
Equipment, furniture and fixtures	6 years
Memorabilia	40 years

Gains or losses arising from dispositions by the Company are included in costs and expenses in the accompanying statements of operations. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred. Substantially all property and equipment is pledged as collateral for long-term debt. For assets to be disposed of, the Company recognizes the asset at the lower of carrying value or fair market value less costs of disposal, as estimated based on comparable asset sales, solicited offers, or a discounted cash flow model.

For the period ended December 31, 2010, land improvements, buildings and improvements, equipment, furniture and fixtures, and memorabilia relating to HRH Holdings were recorded at cost. HRH Holdings capitalized interest on funds disbursed during construction. Depreciation and amortization were computed using the straight-line method over the estimated useful lives for financial reporting purposes and accelerated methods for income tax purposes. Estimated useful lives for financial reporting purposes was as follows:

Land improvements	12-15 years
Building improvements	15 years
Buildings	39-45 years
Equipment, furniture and fixtures	3-10 years
Memorabilia	40 years

Gains or losses arising from dispositions for HRH Holdings were included in costs and expenses in the accompanying statements of operations. Costs of major improvements were capitalized, while costs of normal repairs and maintenance were charged to expense as incurred. Substantially all property and equipment was pledged as collateral for long-term debt. For assets to be disposed of, HRH Holdings recognized the asset at the lower of carrying value or fair market value less costs of disposal, as estimated based on comparable asset sales, solicited offers, or a discounted cash flow model.

Goodwill and Indefinite-lived Intangibles

The Company and HRH Holdings each evaluate goodwill, intangible assets and other long-lived assets in accordance with the applications of FASB ASC 350, related to goodwill and other intangible assets and of FASB ASC 360-10, related to possible impairment of or disposal of long-lived assets. For goodwill and indefinite-life intangible assets, the Company and HRH Holdings review the carrying values on an annual basis and between annual dates in certain circumstances. For assets to be disposed of, the Company and HRH Holdings recognize the asset at the lower of carrying value or fair market value less costs of disposal, as estimated based on comparable asset sales, solicited offers, or a discounted cash flow model. For assets to be held and used, the Company and HRH Holdings review for impairment whenever indicators of impairment exist.

Inherent in reviewing the carrying amounts of the above assets is the use of various estimates. First, the Company and HRH Holdings must determine the usage of the asset. Impairment of an asset is more likely to be recognized where and to the extent management of the Company or HRH Holdings decides that such asset may be disposed of or sold. Assets must be tested at the lowest level for which identifiable cash flows exist. This testing means that some assets must be grouped and management of the Company and HRH Holdings exercises some discretion in grouping those assets. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from estimates. If ongoing estimates of future cash flows are not met, the Company or HRH Holdings may have to record additional impairment charges in future accounting periods. Estimates of cash flows for the Company and HRH Holdings are based on the current regulatory, social and economic climates where operations are or were conducted as well as recent operating information and budgets for the Company’ and HRH Holdings’ business. These estimates could be negatively impacted by changes in federal, state or local regulations, economic downturns, or other events affecting various forms of travel and access to the Hard Rock Hotel & Casino Las Vegas.

Indefinite-lived intangible assets must be reviewed for impairment at least annually and between annual test dates in certain circumstances. The Company and HRH Holdings perform annual impairment test for indefinite-lived intangible assets in the fourth quarter of each fiscal year. While certain of the inputs used in the Company’s and HRH Holdings’ valuation model for assessing the value relative to indefinite-lived intangible assets potentially constitute Level 2 inputs (observable inputs), the Company and HRH Holdings often apply adjustments to the inputs, and, thus, render those inputs as Level 3 (unobservable inputs). As a result, the majority of the Company’s and HRH Holdings’ inputs used in their respective valuation models constitute Level 3 inputs. The Company believes that management of HRH Holdings determined that no significant events occurred during the quarter ended September 30, 2010 that would indicate impairment exists.

Non-financial assets must be reviewed for impairment at least annually and between annual test dates in certain circumstances. The Company and HRH Holdings perform annual impairment test for non-financial assets in the fourth quarter of each fiscal year. Most of the inputs used in the valuation models for assessing the value relative to non-financial assets constitute Level 2 inputs. The Company believes that no significant events occurred during the seven month period ended September 30, 2011 that would indicate impairment exists.

Indefinite-Lived Intangibles

The Company and HRH Holdings considers its licensing rights as indefinite-life intangible assets that do not require amortization. Rather, these intangible assets are tested for impairment at least annually during the fourth quarter by comparing the fair value of the recorded assets to their carrying amount. If the carrying amounts of the licensing rights exceed their fair value, an impairment loss is recognized. Once an impairment of an indefinite-life intangible asset has been recorded, it cannot be reversed. The Company and HRH Holdings test their indefinite-lived intangible assets for impairment on an annual basis or more frequently if an event occurs or circumstances change that indicate that the fair value could be below its carrying amount. The impairment test consists of comparing the fair value with its carrying amount, and, if the carrying amount exceeds its fair value, an impairment loss would be recognized for the carrying amount in excess of its implied fair value. The income approach, market approach, and cost approach were considered in arriving at a fair value estimate of the Company’s and HRH Holdings’ intangible assets.

Other Intangible Assets

Intangible assets that have a definite life, such as trade names and certain non-compete agreements, are amortized on a straight-line basis over their estimated useful lives or related contract. The Company and HRH Holdings each review the carrying value of its intangible assets that have a definite life for possible impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. If the carrying amount of the intangible assets that have a definite life exceed their fair value, an impairment loss is recognized.

Impairment of Long-Lived Assets

The Company and HRH Holdings has or had a significant investment in long-lived property and equipment. The Company and HRH Holdings each review the carrying value of property and equipment to be held and used for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future undiscounted cash flows of the asset. If an indicator of impairment exists, the Company and HRH Holdings compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then impairment is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow model. For assets to be disposed of, the Company and HRH Holding each recognize the asset at the lower of carrying value or fair market value less costs of disposal, as estimated based on comparable asset sales, solicited offers, or a discounted cash flow model.

Inherent in reviewing the carrying amounts of the above assets of the Company and HRH Holdings is the use of various estimates. First, the Company’s and HRH Holdings’ management must determine the usage of the asset. Impairment of an asset is more likely to be recognized where and to the extent the Company’s and HRH Holdings’ management decides that such asset may be disposed of or sold. Assets must be tested at the lowest level for which identifiable cash flows exist. This testing means that some assets must be grouped and the Company’s and HRH Holdings’ management exercises some discretion in grouping those assets. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from the Company’s and HRH Holdings’ estimates. If its ongoing estimates of future cash flows are not met, the Company and HRH Holdings may have to record additional impairment charges in future accounting periods. The Company’s and HRH Holdings’ estimates of cash flows are based on the current regulatory, social and economic climates where the Company and HRH Holdings conducts its operations as well as recent operating information and budgets for its business. These estimates could be negatively impacted by changes in federal, state or local regulations, economic downturns, or other events affecting various forms of travel and access to the Hard Rock Hotel & Casino Las Vegas.

Deferred Financing Costs

Deferred financing costs incurred in connection with the issuance of long-term debt are capitalized and amortized to interest expense over the expected terms of the related debt agreements using the effective interest rate method. For the seven month period ending September 30, 2011, there were no deferred financing costs for the Company. For the period ending December 31, 2010 and two month period ending February 28, 2011, deferred financing costs were $2.5 million and $0 for HRH Holdings. Amortization of deferred financing costs included in interest expense was $0 for the seven month period ended September 30, 2011 for the Company. Amortization of deferred financing costs included in interest expense was $3.7 million and $2.2 million for the period ended December 31, 2010 and the two month period ended February 28, 2011, respectively for HRH Holdings.

Advertising Costs

The Company and HRH Holdings each expense the costs of all advertising campaigns and promotions as they are incurred. Total advertising expenses (exclusive of pre-opening) for the seven month period ended September 30, 2011 amounted to approximately $2.3 million for the Company. Total advertising expenses (exclusive of pre-opening) for the period ended December 31, 2010 and for the two month period ended February 28, 2011 amounted to approximately $3.1 million and $0.3 million, respectively for the HRH Holdings. These expenses are included in marketing expenses in the accompanying statement of operations.

Income Taxes

The Company is a limited liability company and, as such, does not pay taxes on an entity level but passes its earnings and losses through to its members. Each member of the Company is individually responsible for reporting income or loss, to the extent required by the federal, state, and local income tax laws and regulations, based upon its respective share of the Company’s income and expense as reported for income tax purposes. No federal income taxes are payable by the Company, and none are provided for in the accompanying financial statements. The Company may however, be subject to certain state and local taxes.

For the seven month period ended September 30, 2011, no such amounts were recognized by the Company. For the period ended December 31, 2010 and the two month period ended February 28, 2011 income tax expense totaled $0.5 million and $0.1 million, respectively for HRH Holdings.

Revenues and Complimentaries

Casino revenues are derived from patrons wagering on table games, slot machines, poker, sporting events and races. Table games generally include Blackjack or Twenty One, Craps, Baccarat and Roulette. Casino revenue is defined as the win from gaming activities, computed as the difference between gaming wins and losses, not the total amounts wagered. Casino revenue is recognized at the end of each gaming day.

Lodging revenues are derived from rooms and suites rented to guests and include related revenues for telephones, movies, etc. Room revenue is recognized at the time the room or service is provided to the guest.

Food and beverage revenues are derived from food and beverage sales in the food outlets of the Hard Rock Hotel & Casino Las Vegas, including restaurants, room service, banquets and nightclub. Food and beverage revenue is recognized at the time the food and/or beverage is provided to the guest.

Retail and other revenues include retail sales, spa income, commissions, estimated income for gaming chips and tokens not expected to be redeemed, fees for licensing the “Hard Rock” brand and other miscellaneous income at the Hard Rock. Retail and other revenues are recognized at the point in time the retail sale occurs, when services are provided to the guest, when we determine that gaming chips or tokens are not expected to be redeemed or when licensing fees become due and payable.

The Company currently is, and HRH Holdings formerly was, party to a lease with the operator of the Hard Rock Cafe, pursuant to which the Company currently is, and HRH Holdings formerly was, entitled to (a) minimum ground rent in an amount equal to $15,000 per month and (b) additional rent, if any, equal to the amount by which six percent of the annual Gross Income (as defined in the lease) of the operator exceeds the minimum ground rent for the year. The Company received $194,000 in rent from the Hard Rock Cafe, which consisted of $105,000 in base rent and $89,000 in percentage rent for the seven month period ended September 30, 2011. HRH Holdings received $300,000 and $50,000 in rent from Hard Rock Café, which consisted of $200,000 and $30,000 in base rent and $100,000 and $20,000 in percentage rent for the period ended December 31, 2010 and two month period ended February 28, 2011, respectively. The current term of the lease expires on June 30, 2015. Under the lease, the operator has one five-year option to extend the lease, so long as it is not in default at the time of the extension.

Revenues in the accompanying statements of operations include the retail value of rooms, food and beverage, and other complimentaries provided to customers without charge, which are then subtracted as promotional allowances to arrive at net revenues. The estimated costs of providing such complimentaries have been classified as casino operating expenses through interdepartmental allocations as follows (in thousands):

	HRH Holdings		Company
	Two months ended February 28, 2011	Period ended September 30, 2010	Seven months ended September 30, 2011
Food and beverage	$1,220	$7,204	$3,801
Lodging	398	2,585	1,222
Other	147	1,252	459

Total costs allocated to casino operating costs	$1,765	$11,041	$5,482

Revenues are recognized net of certain sales incentives in accordance with FASB ASC 605-50, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). FASB ASC 605-50 requires that sales incentives be recorded as a reduction of revenue; consequently, the Company’s casino revenues are reduced by points redeemed for cash through customer loyalty programs, such as the player’s club loyalty program. Casino revenues are net of cash incentives earned in the Company’s “Rock Star” slot club. There were no incentives for the seven month period ended September 30, 2011 for the Company. Cash incentives were $22,000 and $0 for the nine months ended September 30, 2010 and two month period ended February 28, 2011, respectively for HRH Holdings.

Derivative Instruments and Hedging Activities

FASB ASC 815-10, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by FASB ASC 815-10, the Company and HRH Holdings records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. The Company and HRH Holdings assesses the effectiveness of each hedging relationship under the hypothetical derivative method, which means that the Company and HRH Holdings compares the cumulative change in fair value of the actual derivative to the cumulative change in fair value of a hypothetical derivative having terms that exactly match the critical terms of the hedged transaction. For derivatives that do not qualify for hedge accounting or when hedge accounting is discontinued, the changes in fair value of the derivative instrument are recognized directly in earnings.

The Company’s and HRH Holdings’ objective in using derivative instruments is to add stability to its interest expense and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, the Company and HRH Holdings primarily uses interest rate caps as part of its cash flow hedging strategy. Interest rate swaps designated as cash flow hedges involve the receipt of fixed-rate payments in exchange for variable-rate amounts over the life of the agreements without exchange of the underlying principal amount. During the seven months ended September 30, 2011, the Company used interest rate caps to hedge the variable cash flows associated with its existing variable-rate debt.

Effective March 1, 2011, the Company purchased two interest rate cap agreements with an aggregate notional amount of $868.5 million with a LIBOR cap of 1.26575%. The Company purchased the interest rate cap agreements for an amount equal to approximately $0.4 million. These interest rate cap agreements mature on March 1, 2012. The Company has designated these two interest rate caps for hedge accounting as cash flow hedges. The two interest rate caps have been designated as hedges according to FASB ASC 815-10 and, accordingly, the effective portion of the change in fair value of these derivative instruments is recognized in other comprehensive income (loss) in the Company’s consolidated financial statements.

On February 9, 2010, HRH Holdings purchased five interest rate cap agreements with an aggregate notional amount of $1.285 billion with a LIBOR cap of 1.23313%. HRH Holdings purchased the interest rate cap agreements for an amount equal to approximately $1.6 million. These interest rate cap agreements expired on February 9, 2011. HRH Holdings designated four out of the five interest rate caps for hedge accounting as cash flow hedges. The changes in fair value of the remaining one interest rate cap that did not qualify for hedge accounting was recognized directly in earnings.

Four of the derivative instruments had been designated by HRH Holdings as hedges according to FASB ASC 815-10 and, accordingly, the effective portion of the change in fair value of these derivative instruments was recognized in other comprehensive income (loss) in HRH Holdings’ consolidated financial statements.

These derivative instruments expired as of February 28, 2011. The gain or (loss) in fair value included in HRH Holdings’ comprehensive income for February 28, 2011 was $0.3 million, net of premium amortization. Amounts reported in accumulated other comprehensive loss related to derivatives were reclassified to interest expense as interest payments were made on HRH Holdings’ variable-rate debt. HRH Holdings reflected the change in fair value of all hedging instruments in cash flows from operating activities. The net gain or loss recognized in earnings during the reporting period representing the amount of the hedges’ ineffectiveness was insignificant. For the period ended February 28, 2011, HRH Holdings expensed $0.3 million to interest expense attributable to the derivatives not designated as hedges according to FASB ASC 815-10, respectively.

Fair Value of Financial Instruments

FASB ASC 820-10, Fair Value Measurements and Disclosures emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, FASB ASC 820-10 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

The Company

The Company has applied FASB ASC 820-10 to recognize the liability related to its derivative instruments at fair value and to consider the changes in the creditworthiness of the Company and its counterparties in determining any credit valuation adjustments. The Company’s level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Currently, the Company uses interest rate caps to manage its interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. To comply with the provisions of FASB ASC 820-10, the Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. The Company is exposed to credit loss in the event of a non-performance by the counterparties to its interest rate cap agreements; however, the Company believes that this risk is minimized because it monitors the credit ratings of the counterparties to such agreements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. As of September 30, 2011, the Company’s interest rate caps had a fair value of $4,000. As of December 31, 2010, HRH Holdings’ interest rate caps had a fair value of $0 and as of February 28, 2011, HRH Holdings’ interest rate caps had expired.

Although the Company has determined that the majority of the inputs used to value its long-term debt fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its long-term debt utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself or its lenders. As of September 30, 2011, the fair value of the Company’s debt was $762.2 million.

HRH Holdings

HRH Holdings applied FASB ASC 820-10 to recognize the liability related to its derivative instruments at fair value to consider the changes in the creditworthiness of HRH Holdings and its counterparties in determining any credit valuation adjustments. For the period from January 1, 2011 to February 28, 2011, HRH Holdings’ level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that HRH Holdings had the ability to access. Level 2 inputs were inputs other than quoted prices included in Level 1 that were observable for the asset or liability, either directly or indirectly. Level 2 inputs included quoted prices for similar assets and liabilities in active markets, as well as inputs that were observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that were observable at commonly quoted intervals. Level 3 inputs were unobservable inputs for the asset or liability, which was typically based on an entity’s own assumptions, as there was little, if any, related market activity. In instances where the determination of the fair value measurement was based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls was based on the lowest level input that was significant to the fair value measurement in its entirety. HRH Holdings’ assessment of the significance of a particular input to the fair value measurement in its entirety required judgment, and considered factors specific to the asset or liability.

HRH Holdings used interest rate caps to manage its interest rate risk. The valuation of these instruments was determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflected the contractual terms of the derivatives, including the period to maturity, and used observable market-based inputs, including interest rate curves and implied volatilities. To comply with the provisions of FASB ASC 820-10, HRH Holdings incorporated credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. HRH Holdings was exposed to credit loss in the event of a non-performance by the counterparties to its interest rate cap agreements; however, HRH Holdings believed that this risk was minimized because it monitored the credit ratings of the counterparties to such agreements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, HRH Holdings had considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although HRH Holdings had determined that the majority of the inputs used to value its derivatives fell within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilized Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, HRH Holdings had assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and had determined that the credit valuation adjustments were not significant to the overall valuation of its derivatives. As a result, HRH Holdings determined that its derivative valuations in their entirety were classified in Level 2 of the fair value hierarchy. As of February 28, 2011, the interest rate caps had all expired.

Although HRH Holdings determined that the majority of the inputs used to value its long-term debt fell within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its long-term debt utilized Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself or its lenders.

Valuation of Consideration Transferred in the Assignment and Member’s Equity

To estimate the fair value of consideration transferred to the Company in connection with the Assignment, we first estimated the Company’s total business enterprise value, being the sum of the fair values of debt and equity capital (the “BEV”). Total enterprise value reflects the fair value existing core operations of the Company, excess land near Hard Rock Hotel & Casino Las Vegas, Isleta and CNE casino royalty income, anticipated future net cash flow streams from new venue initiatives of the Company and other anticipated third party licensing opportunities. The BEV of existing core operations of the Company was determined based on a combination of the market approach (25% weight) and income approach (75% weight) while the excess land was valued solely under the market approach and the new initiatives were valued using the income approach.

In constructing an income approach model for the core operations of the Company, we developed a “most likely” case projection of future revenues, expenses, depreciation, and capital expenditures for the years 2011 through 2016. The terminal (or residual) year value calculation using the Gordon Dividend Growth Model was made to capture business value beyond the forecast horizon. Other key inputs include a discount rate range of 12.75% to 13.25% and long term growth ranging from 2.75% to 3.25%. Discount rates were chosen to reflect the estimated weighted average cost of capital derived for the Company based in part on certain financial metrics observed for a group of publicly traded guideline companies.

The market approach utilized the observed BEV-to-EBTIDA multiples of a group of publicly traded guideline companies operating in the gaming sector. Multiples were computed and applied to both trailing historical and forward looking EBTIDA parameters. Upward adjustments were made to the observed multiples to reflect the Company’s pass-through tax status and a premise of control. Higher weight was accorded the income approach due to the expectation that several years may transpire before the financial performance of the Company grows to a stabilized level.

2.	Accounts Receivable

Components of accounts receivable, net are as follows (in thousands):

	HRH Holdings	Company
	As of December 31, 2010	As of September 30, 2011
Casino	$3,600	$3,567
Hotel	3,603	4,879
Other	2,165	2,886

	$9,368	$11,332
Less: allowance for doubtful accounts	(591)	(1,438)

Total accounts receivable, net	$8,777	$9,894

Activity in the allowance for doubtful accounts was as follows:

		Allowance for Doubtful Accounts
HRH Holdings	Balance at December 31, 2009	$5,759
	Additions—bad debt expense	2,591
	Deductions—write off net of collections	(7,759)

	Balance at December 31, 2010	$591
	Additions—bad debt expense	2,476
	Deductions—write off net of collections	(2,472)
Company	Balance at March 1, 2011	$0
	Additions—bad debt expense	2,395
	Deductions—write off net of collections	(957)

	Balance at September 30, 2011	$1,438

3.	Inventories

Inventories consist of the following (in thousands):

	HRH Holdings	Company
	As of December 31, 2010	As of September 30, 2011
Restaurants and bars	$1,763	$1,800
Retail merchandise	864	642
Other inventory and operating supplies	90	108

Total inventories	$2,717	$2,550

4.	Property and Equipment

Property and equipment consists of the following (in thousands):

	HRH Holdings	Company
	As of December 31, 2010	As of September 30, 2011
Land	$335,070	$115,600
Buildings and improvements	640,365	462,349
Furniture, fixtures and equipment	250,875	77,328
Memorabilia	4,956	5,406

Subtotal	1,231,266	660,683
Less: accumulated depreciation and amortization	(95,481)	(15,981)
Construction in Progress	666	950

Total property and equipment, net	$1,136,451	$645,652

Depreciation and amortization relating to property and equipment for the Company was $16.0 million for the seven months ended September 30, 2011. Depreciation and amortization relating to property and equipment for HRH Holdings was $36.3 million and $10.3 million for the nine months ended September 30, 2010 and the two month period ended February 28, 2011, respectively.

5.	Intangible Assets

Other intangible assets, net activity consists of the following (in thousands):

	Company
Period from March 1 to September 30, 2011	Beginning	Impairment	Amortization	Ending	Remaining Life (Years)
Intangible Assets
Hard Rock Licensing	165,000	—		165,000	Indefinite
Vanity trade name	2,200	—	(128)	2,072	10
Rehab trade name	1,300	—	(76)	1,224	10
The Joint trade name	200	—	(12)	188	10
Reservation Backlog	3,000	—	(1,750)	1,250	1
Sponsorship Agreements	1,300	—	(379)	921	2
Market Leases	2,265	—	(246)	2,019	Varies
“Player” relationships	10,000	—	(917)	9,083	10

Total intangibles net of accumulated amortization	$185,265	$—	$(3,508)	$181,757	—

The licensing rights are not subject to amortization as they have an indefinite useful life. The trade name, Backlog, Sponsorship Agreements and Market Leases are being ratably amortized on a straight-line basis. Player relationships are amortized on an accelerated basis consistent with the expected timing of the Company’s realization of the economic benefits of such relationships.

For the period March 1 to September 30, 2011, amortization expense for the above amortizable intangible assets was $3.5 million. The estimated aggregate amortization expense for the above amortizable intangible assets for each of the five succeeding fiscal years ending December 31, 2015 is $5.0 million, $3.3 million, $2.1 million, $1.6 million and $1.4 million, respectively.

Licensing rights, trade names and other intangible assets consists of the following (in thousands):

	HRH Holdings
	December 31, 2010				February 28, 2011
	Net Intangible Assets	Impairment	Amortization	Net Intangible Assets	Impairment	Amortization	Net Intangible Assets	Remaining Life (Months)
Intangible Assets
Hard Rock Licensing	$34,833	$—	$—	$34,833	$—	$—	$34,833	Indefinite
Rehab trade name	1,700	—	(240)	1,460	—	(40)	1,420	70
Body English trade name	20	—	(20)	—	—	—	—	—
Pink Taco trade name	292	—	(140)	152	—	(23)	129	10
Love Jones trade name	42	—	(20)	22	—	(3)	19	10
Mr. Lucky’s trade name	250	—	(120)	130	—	(20)	110	10
“Player” relationships	11,870	—	(3,120)	8,750	—	(465)	8,285	58
Host non-complete agreements	—	—	—	—	—	—	—	0

Total intangibles net of accumulated amortization	$49,007	$—	$(3,660)	$45,347	$—	$(551)	$44,796

The licensing rights are not subject to amortization as they have an indefinite useful life. The trade name and host non-compete agreements are being ratably amortized on a straight-line basis over a two to five-year period. Player relationships are amortized on an accelerated basis consistent with the expected timing of HRH Holdings’ realization of the economic benefits of such relationships.

For the year ended December 31, 2010, amortization expense for the above amortizable intangible assets was $3.7 million. The estimated aggregate amortization expense for the above amortizable intangible assets for each of the five succeeding fiscal years ending December 31, 2015 is $3.1 million, $2.3 million, $1.9 million, $1.6 million, and $1.3 million, respectively.

Other intangible assets, gross carrying value and accumulated amortization consists of the following (in thousands):

	December 31, 2010
	Gross Intangible Assets	Accumulated Impairment	Accumulated Amortization	Net Intangible Assets
Intangible assets
Hard Rock licensing	$44,900	$(10,067)	$—	$34,833
Rehab trade name	2,400	—	(940)	1,460
Body English trade name	700	—	(700)	—
Pink Taco trade name	700	—	(548)	152
Love Jones trade name	100	—	(78)	22
Mr. Lucky’s trade name	600	—	(470)	130
“Player” relationships	23,100	—	(14,350)	8,750
Host non-compete agreements	4,900	—	(4,900)	—

Total intangibles net of accumulated amortization	$77,400	$(10,067)	$(21,986)	$45,347

6.	Accrued Expenses

Accrued expenses consist of the following (in thousands):

	HRH Holdings	Company
	As of December 31, 2010	As of September 30, 2011
Deferred income	$7,596	$6,330
Capital leases–current portion	6,800	2,460
Advance room, convention and customer deposits	6,033	5,362
Accrued salaries, payroll taxes and other employee benefits	2,836	2,855
Accrued miscellaneous taxes	1,456	2,397
Outstanding gaming chips and tokens	702	798
Accrued progressive jackpot and slot club payouts and other liabilities	442	339
Reserve for legal liability claims	223	584
Advance entertainment sales	145	521
Other accrued liabilities	5,554	6,594

Total accrued expenses	$31,787	$28,240

7.	Agreements with Related Parties

HRH Holdings

(i) Management Agreement

Engagement of Morgans Management. HRH Holdings’ subsidiaries, HRHH Hotel/Casino, LLC (“HRHH Hotel/Casino”), HRHH Development, LLC (“HRHH Development”) and HRHH Cafe, LLC (“HRHH Cafe”) entered into an Amended and Restated Property Management Agreement, dated as of May 30, 2008, (the “Management Agreement”) with Morgans Hotel Group Management LLC (“Morgans Management”), pursuant to which HRH Holdings engaged Morgans Management as (i) the exclusive operator and manager of the Hard Rock (excluding the operation of the gaming facilities which are operated by its subsidiary, HRHH Gaming, LLC) and (ii) the asset manager of the approximately 23-acre parcel adjacent to the Hard Rock and the land on which the Hard Rock Cafe restaurant is situated (which is subject to a lease between HRH Holdings’ subsidiary, HRHH Cafe, LLC, as landlord, and Hard Rock Cafe International (USA), Inc., as tenant).

Term; Termination Fee. The Management Agreement originally commenced on February 2, 2007 and had an initial term of 20 years. Morgans Management had the option to elect to extend this initial term for two additional 10-year periods. The Management Agreement provided certain termination rights for HRH Holdings and Morgans Management. Morgans Management was entitled to a termination fee if such a termination occurred in connection with a sale of HRH Holdings or the hotel at the Hard Rock. However, the Management Agreement was terminated with no termination fee in connection with the Assignment.

Base Fee, Chain Service Expense Reimbursement and Annual Incentive Fee. As compensation for its services, Morgans Management received a management fee equal to 4% of defined net non-gaming revenues including casino rents and all other rental income, a gaming facilities support fee equal to $828,000 per year and a chain service expense reimbursement, which reimbursement was subject to a cap of 1.5% of defined non-gaming revenues and all other income. Morgans Management was also entitled to receive an annual incentive fee of 10.0% of the Hotel EBITDA (as defined in the Management Agreement) in excess of certain threshold amounts, which increased each calendar year. However, as a result of the completion of the expansion project at the Hard Rock, the amount of such annual incentive fee was equal to 10% of annual Hotel EBITDA in excess of 90% of annual projected post-expansion EBITDA of the Hard Rock, the property on which the Hard Rock Cafe restaurant is situated and the property adjacent to the Hard Rock (excluding any portion of the adjacent property not being used for the expansion). For purposes of the Management Agreement, “EBITDA” generally is defined as earnings before interest, taxes, depreciation and amortization in accordance with generally accepted accounting principles applicable to the operation of hotels and the uniform system of accounts used in the lodging industry, but excluding income, gain, expenses or loss that is extraordinary, unusual, non-recurring or non-operating. “Hotel EBITDA” generally is defined as EBITDA of the Hard Rock, the property on which the Hard Rock Cafe restaurant is situated and the property adjacent to the Hard Rock (excluding any portion of the adjacent property not used for the expansion), excluding an annual consulting fee payable to DLJMB HRH VoteCo, LLC (“DLJMB VoteCo”) under the JV Agreement (as defined below). Hotel EBITDA generally does not include any EBITDA attributable to any facilities operated by third parties at the Hard Rock, unless HRH Holdings owns or holds an interest in the earnings or profits of, or any equity interests in, such third party facility.

HRH Holdings accrued or paid a base management fee of $0.7 million and a gaming facilities support fee of $0.1 million to Morgans Management and accrued or reimbursed chain service expenses of $0.2 million to Morgans Management for the two months ended February 28, 2011.

(ii) Joint Venture Agreement Consulting Fee

Under HRH Holdings’ Second Amended and Restated Limited Liability Company Agreement (the “JV Agreement”), subject to certain conditions, HRH Holdings was required to pay DLJMB HRH VoteCo, LLC (“DLJMB VoteCo”) (or its designee) a consulting fee of $250,000 each quarter in advance. In the event HRH Holdings was not permitted to pay the consulting fee when required (pursuant to the terms of any financing or other agreement approved by its board of directors), then the payment of such fee was deferred until such time as it may be permitted under such agreement. DLJMB VoteCo is a member of HRH Holdings. As of September 30, 2010, HRH Holdings had accrued $6.0 million in deferred consulting fees.

(iii) Technical Services Agreement

On February 2, 2007, HRH Holdings’ subsidiary, HRHH Hotel/Casino, LLC, and Morgans Management entered into a Technical Services Agreement pursuant to which HRH Holdings had engaged Morgans Management to provide technical services for its expansion project prior to its opening. Under the Technical Services Agreement, HRH Holdings was required to reimburse Morgans Management for certain expenses it incurred in accordance with the terms and conditions of the agreement. For the nine months ended September 30, 2010, HRH Holdings reimbursed Morgans Management $2.0 million under the Technical Services Agreement.

(iv) Intercompany Land Acquisition Financing

Northstar was a lender to HRH Holdings under the land acquisition financing HRH Holdings had entered into with respect to an approximately 11-acre parcel of land located adjacent to the Hard Rock.

The Company

(i) Engagement of WG-Harmon

On March 1, 2011 LVHR entered into the Management Agreement (Gaming Operations) (the “Management Agreement”) with WG-Harmon, pursuant to which WG-Harmon will manage the gaming operations at the Hard Rock Hotel & Casino Las Vegas for LVHR. The term of the Management Agreement began on March 1, 2011 and will continue until the first anniversary of such date, provided however that such term may be extended until the 60th calendar month following the commencing date of the Management Agreement, if the Casino Lease is similarly extended. The Management Agreement will terminate immediately upon termination of the Casino Lease or the Resort Management Agreement (as defined below). During the term of the Management Agreement, LVHR will pay to WG-Harmon a base fee in the amount of $37,500 per month, payable monthly. LVHR will also reimburse WG-Harmon for reasonable fees and expenses incurred in connection with the performance of WG-Harmon’s duties under such agreement.

On December 22, 2011, we received a license from the Nevada Commission to serve as the operator of the gaming facilities at the Hard Rock Hotel & Casino Las Vegas and we were approved to acquire and own the equity securities of LVHR, subject to this registration statement becoming effective. Under Section 12(g)(1) of the Exchange Act, this registration statement became effective on December 22, 2011 and the Company became a “publicly traded corporation” on such date. The Company currently intends that LVHR will become one of our indirect subsidiaries and we will assume operation of the gaming facilities at the Hard Rock Hotel & Casino Las Vegas by the end of the first quarter of 2012. On or about the same date that LVHR becomes one of our subsidiaries and we assume operation of the gaming facilities at the Hard Rock Hotel & Casino Las Vegas, we will restructure and convert LVHR from a Nevada corporation to a Nevada limited liability company to be known temporarily as LVHR Casino, LLC. In addition, one of our other subsidiaries, HRHH Gaming, will be merged with and into LVHR Casino, LLC. Upon consummation of the restructure and conversion of LVHR and subsequent merger transaction: (i) LVHR Casino, LLC will become a mortgage borrower under the Amended Facility and the Second Mortgage; (ii) LVHR Casino, LLC will own all of the assets that LVHR acquired on March 2, 2011 that are used at the Hard Rock Hotel & Casino Las Vegas gaming operations, and (iii) the revolving line of credit HRHH Gaming is currently obligated to make available to LVHR will terminate. The Management Agreement will be terminated without payment of any termination fee.

(ii) Management of Non-Gaming Premises

On March 1, 2011 HRHH Hotel/Casino, HRHH Development, HRHH IP, LLC (“HRHH IP”), HRHH Cafe and WG-Harmon entered in a Resort Management Agreement (the “Resort Management Agreement”), pursuant to which WG-Harmon will manage the Hard Rock Hotel & Casino Las Vegas, other than the gaming operations and the liquor operations. WG-Harmon is required to use commercially reasonable efforts to operate the Hard Rock Hotel & Casino Las Vegas, and has complete discretion and control in all matters relating to the management and operation of the Hard Rock Hotel & Casino Las Vegas. The term of the Resort Management Agreement began on March 1, 2011 and will continue until the first anniversary of such date, provided however that such term may be extended until the 60th calendar month following the commencing date of the Resort Management Agreement at the election of HRHH Hotel/Casino. During the term of the Resort Management Agreement, HRHH Hotel/Casino, HRHH IP and HRHH Development (collectively, the “Owner”) will pay WG-Harmon a base fee in the amount of $112,500 per month, payable monthly, which base fee may be increased to $150,000 per month if certain conditions are satisfied. In addition to such base fee, the Owner will pay WG-Harmon an incentive management fee based on the performance of the adjusted EBITDA of the Hard Rock Hotel & Casino Las Vegas, as set forth in the Resort Management Agreement. In addition to the base management fees, incentive management fees of $910,218 were paid during the seven months ended September 30, 2011.

We currently intend to amend and restate the Resort Management Agreement at the time of the LVHR transaction to, among other things, extend the term thereof and provide for WG-Harmon to manage Casino operations of the Hard Rock Hotel & Casino Las Vegas as a key employee of New HRHH Gaming.

(iii) Liquor Management Agreement

On March 1, 2011 HRHH Hotel/Casino and WG-Harmon entered into a Liquor Management and Employee Services Agreement (the “Liquor Management Agreement”), relating to non-gaming operations at the Hard Rock Hotel & Casino Las Vegas. The term of the Liquor Management Agreement will terminate concurrently with the termination of the Resort Management Agreement. During the term of the Liquor Management Agreement WG-Harmon will pay to HRHH Hotel/Casino monthly rent of $25,000 and deposit all liquor revenue into a lockbox account maintained by the Company pursuant to the Facility.

Effective December 23, 2011, the Clark County Liquor and Gaming Licensing Board (the “Clark County Board”) approved temporary liquor licenses for HRHH Hotel/Casino to operate the liquor operations at the Hard Rock Hotel & Casino Las Vegas. On that same date, the Clark County Board approved WG-Harmon to act as a key employee for HRHH Hotel Casino in connection with the liquor operations at the Hard Rock Hotel & Casino Las Vegas. WG-Harmon will manage the liquor operations as one of its duties under the Resort Management Agreement. On the date that LVHR becomes one of our subsidiaries, we will terminate the Liquor Management Agreement.

(iv) Second Mortgage Loan Agreement

The Company is a party to the Second Mortgage (as defined below) with Brookfield Financial. See note 8.

8.	Debt

The following table presents debt outstanding as of September 30, 2011 and December 31, 2010 (in thousands):

Project Name / Lender	Interest Rate		Final Maturity	Face Value September 30, 2011	Book Value September 30, 2011	Book Value December 31, 2010
HRH Acquisition / Vegas HR Private Limited	LIBOR + 2.35%		Feb. 9, 2011	$—	$—	$331,871
HRHC Construction / Vegas HR Private Limited	LIBOR + 4.25%		Feb. 9, 2011	—	—	595,419
HRHC Sr Mezz / Brookfield Financial, LLC—Series B	LIBOR+ 5.20%		Feb. 9, 2011	—	—	177,956
HRHC Jr Mezz 1 / NRFC WA Holdings, LLC	LIBOR + 7.20%		Feb. 9, 2011	—	—	88,978
HRHC Jr Mezz 2 / Hard Rock Mezz Holdings LLC	LIBOR + 8.75%		Feb. 9, 2011	—	—	57,836
HRHH Development / Column Financial, Inc.	LIBOR + 17.9%		Feb. 9, 2011	—	—	53,850
Amended Facility – Note A / Vegas HR Private Limited.	LIBOR + 2.50	%(1)	March 1,2018	537,697	456,753	—
Amended Facility – Note B/ Vegas HR Private Limited	LIBOR + 2.50	%(1)	March 1, 2018	327,290	278,021	—

Total debt				864,987	734,774	1,305,910
Current portion of long-term debt					—	(1,305,910)

Total long-term debt				$864,987	$734,774	$—

(1) Current interest is subject to a LIBOR floor of 1.50% and is subject to supplemental interest equal to the greater of (i) 6.50% and (ii) average LIBOR during the term plus 4.0%, subject to the LIBOR floor of 1.5%.

On March 1, 2011, as part of the Assignment, the Company assumed the obligations under the Facility and entered into an amendment thereof (as amended, the “Amended Facility”) pursuant to which the land, building and improvements, equipment, fixtures and all personal properties were pledged as security and collateral. Also on March 1, 2011, HRHH Hotel/Casino, HRHH Development, HRHH Cafe, HRHH IP and HRHH Gaming entered into a second mortgage loan agreement with Brookfield Financial (the “Second Mortgage”) in the amount of $30.0 million pursuant to which certain land, building and improvements, equipment, fixtures and personal properties were pledged as security and collateral. The Second Mortgage is subordinate in right of payment to the Amended Facility.

The subsidiaries that serve as mortgage borrowers under the Amended Facility and Second Mortgage are HRHH Hotel/Casino (owner of the Hard Rock), HRHH Development (owner of the parcel of land adjacent to the Hard Rock that may be used for expansion purposes), HRHH Cafe (owner of the parcel of land on which the Hard Rock Cafe is situated), HRHH IP LLC (owner of certain intellectual property used in connection with the Hard Rock, among other things) and HRHH Gaming, LLC (an entity formed solely for the purpose of holding the gaming licenses and conducting gaming operations at the Hard Rock upon receiving the required licenses).

The maturity date of the Amended Facility is March 1, 2018 and provides for interest only at The London InterBank Offered Rate (LIBOR) plus 2.5% with a 1.5% LIBOR floor (total of 4% at September 30, 2011). In addition, under the Amended Facility supplemental interest of 2.5% is accrued if this interest is less than the greater of average LIBOR plus 4% or 6.5% and deferred until all other expenses and mortgage loans including the Amended Facility and the Second Mortgage are paid in full. The Amended Facility has a provision whereby if the cash available for debt service is less that the current interest due, the interest shortfall (“PIK’d Interest”) will be automatically added to the outstanding principal balance of the Amended Facility and shall thereafter accrue interest. In addition, excess cash in the cash management account will be applied to the outstanding PIK’d interest, supplemental interest and principal according to the terms of the Amended Facility.

The Amended Facility and Second Mortgage include customary affirmative and negative covenants for similar financings, including, among others, restrictive covenants regarding incurrence of liens, sales or assets, distributions to affiliates, changes in business, cancellation of indebtedness, dissolutions, mergers and consolidations, as well as limitations on security issuances, transfers of any of the Company’s real property and removal of any material article of furniture, fixture or equipment from the Company’s real property.

The estimated annual amortization of the fair value adjustment of the Amended Facility payable for each of the five succeeding years in the table below, is as follows:

Fair Value Adjustment of Amounts Payable under the Amended Facility
Period ending September 30,	Amount Payable (thousands)
2011	$14,771
2012	18,836
2013	19,135
2014	19,915
2015 and thereafter	68,575

Total	$140,782

9.	Commitments and Contingencies

Cafe Lease

The Company currently is, and HRH Holdings formerly was, party to a lease with the operator of the Hard Rock Cafe, pursuant to which the Company currently is, and HRH Holdings formerly was, entitled to (a) minimum ground rent in an amount equal to $15,000 per month and (b) additional rent, if any, equal to the amount by which six percent of the annual Gross Income (as defined in the lease) of the operator exceeds the minimum ground rent for the year. The Company received $194,000 in rent from the Hard Rock Cafe, which consisted of $105,000 in base rent and $89,000 in percentage rent for the seven month period ended September 30, 2011. HRH Holdings received $300,000 and $50,000 in rent from Hard Rock Café, which consisted of $200,000 and $30,000 in base rent and $100,000 and $20,000 in percentage rent for the period ended December 31, 2010 and two month period ended February 28, 2011, respectively. The current term of the lease expires on June 30, 2015. Under the lease, the operator has one five-year option to extend the lease, so long as it is not in default at the time of the extension.

Liquor Management Agreement

Liquor Management Agreement; Term. On March 1, 2011 HRHH Hotel/Casino and WG-Harmon entered into the Liquor Management Agreement relating to non-gaming operations at the Hard Rock Hotel & Casino Las Vegas. Pursuant to the Liquor Management Agreement, WG-Harmon is required to perform its duties in a good faith and highly professional manner and act with the standard of skill, care and expertise that would be customary and reasonably expected from a prudent manager of comparable liquor operations. The term of the Liquor Management Agreement will terminate concurrently with the termination of the Resort Management Agreement. During the term of the Liquor Management Agreement. WG-Harmon will pay to HRHH Hotel/Casino monthly rent of $25,000 and deposit all liquor revenue into a lockbox account maintained by the Company pursuant to the Facility.

On February 2, 2007, HRH Holdings’ subsidiaries, HRHH Hotel/Casino and HRHI, entered into a Liquor Management and Employee Services Agreement (the “Liquor Management Agreement”), relating to non-gaming operations at the Hard Rock. The term of the Liquor Management Agreement commenced February 2, 2007 and its terms provided it was to expire on the earlier of (i) 20 years from the commencement date or (ii) a date mutually agreed upon by the parties, subject to reasonable requirements of unaffiliated third party lenders to HRHH Hotel/Casino. However, the Liquor Management Agreement was not to terminate unless and until (a) HRHH Hotel/Casino obtained a replacement liquor operator and employee service provider (or hired all the employees necessary to operate the Hard Rock) or (b) HRHH Hotel/Casino or an affiliate thereof obtains all necessary approvals to conduct the liquor operations and hired all the employees necessary to operate the Hard Rock.

Engagement of HRHI. Pursuant to the Liquor Management Agreement, HRHH Hotel/Casino had engaged HRHI as operator and manager of the bars, bar personnel and liquor sales at the Hard Rock. HRHI held the requisite licenses and approvals from the Clark County Department of Business License and the Clark County Liquor and Gaming Licensing Board to conduct liquor operations at the Hard Rock. In addition, the Liquor Management Agreement allowed HRHH Hotel/Casino to engage certain employees of HRHI to provide services in connection with the day-to-day operations of the Hard Rock (excluding operations of the gaming- and casino-related facilities). HRHI retained control of such employees and remained solely responsible for all compensation and benefits paid to them, subject to reimbursement as provided in the Liquor Management Agreement.

Self-Insurance

The Company currently is, and HRH Holdings formerly was, self-insured for workers’ compensation claims for an annual stop-loss of up to $300,000 per claim with respect to the Company, and $250,000 per claim with respect to HRH Holdings. Management has established reserves it considers adequate to cover estimated future payments on existing claims incurred and claims incurred but not reported.

The Company has a partial self-insurance plan for general liability claims for an annual stop-loss of up to $100,000 per claim.

Legal and Regulatory Proceeding

Our subsidiary HRHH IP is currently one of a number of defendants (“Defendants”) in an action commenced by HRCI on September 21, 2010 in the United States District Court for the Southern District of New York, captioned Hard Rock Café International (USA), Inc. v. Hard Rock Hotel Holdings, LLC, et al. (the “Hard Rock IP Action”). HRCI filed an amended complaint in the Hard Rock IP Action on November 23, 2010. HRCI claims that Defendants owe it damages and profits, and seeks an injunction prohibiting further use of various HRCI trademarks as well as termination of the Hard Rock License. The gravamen of the Hard Rock IP Action is that Defendants allegedly have engaged in various conduct that infringes and dilutes HRCI’s trademarks and/or violates the Hard Rock License. The amended complaint purports to state claims for breach of contract, federal trademark dilution, federal trademark infringement, unfair competition, New York trademark dilution, common law trademark infringement and common law unfair competition. The Hard Rock IP Action presently is in settlement discussions and a court-supervised process of mediation. A negative outcome in the Hard Rock IP Action could have a material effect on our business and results of operations, potentially including an award of monetary damages and/or the termination of the Hard Rock License and with it our right to utilize any “Hard Rock” trademarks.

The Defendants moved to dismiss certain claims, moved to compel arbitration as to certain claims, answered the balance of the complaint, denying liability and made counterclaims. HRCI moved to dismiss the counterclaims for failure to state a claim. By decision dated July 11, 2011, the Court granted in part and denied in part each side’s motions. The effect of the decision is that certain parts of HRCI’s case will be allowed to proceed only in arbitration; certain parts of the case are dismissed, including most claims against certain prior equity holders of HRHH IP, and certain parts of the case will continue before the Court.

In light of the Court’s July 11 decision and certain other developments, it is expected that HRCI will seek leave to file an amended complaint. In particular, it is expected that HRCI will seek to add contract and trademark claims relating to a recent settlement with the Nevada Commission; that HRCI will no longer make claims against most of the prior equity holders of HRHH IP; and that HRCI will seek to add claims against HRHH Hotel/Casino, the Company and WG-Harmon. It is also expected that HRCI will commence a separate arbitration proceeding with respect to those claims that were deemed arbitrable in the Court’s July 11 decision.

S&H Projects (“S&H”), filed a lawsuit against HRHI on December 3, 2010 with regard to the closure of the Wasted Space lounge in October 2010, and the Company has agreed to assume the defense of this matter in connection with the Assignment. Wasted Space was a joint venture between HRHI and S&H. S&H has alleged that HRHI used improper accounting techniques when determining the joint venture’s profits, that Wasted Space was profitable, that HRHI failed to seek or obtain contractually required authorization for certain expenses and that S&H is contractually entitled to a portion of the profits. S&H is seeking actual and compensatory damages, court costs and attorney’s fees, an accounting of the operations, management and finances of Wasted Space, and declaratory relief with regard to net profits. HRHI filed an answer on December 23, 2010 and the matter is currently in discovery phase.

Pursuant to the Settlement Agreement, DLJ MB IV HRH, LLC and Morgans Group LLC have agreed to assume the defense of the matter filed by Brian Feigenbaum against Hard Rock Holdings, LLC, Morgans Hotel Group Co., DLJ Merchant Banking Partners IV LP, the Government of Singapore Investment Corporation et al filed on or about February 25, 2011. We are a defendant in various other lawsuits relating to routine matters incidental to our business.

We do not believe that the outcome of the disclosed litigation, in the aggregate, will have a material effect on our business, or results of operations or financial condition of the Company.

Indemnification of Directors and Officers

The LLC Agreement provides that, to the fullest extent permitted by law, neither our members nor any independent director, nor any officers, employees or agent of the Company, nor any employee, representative, agent or affiliate of any member (collectively, the “indemnified person”) be liable to the Company (or any other person that is a party to or otherwise bound by the LLC Agreement) for any loss damage, or claim incurred for by reason of any act or omission performed or omitted by such indemnified person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such indemnified person by the LLC Agreement, except that no indemnified person will be liable for any such loss, damage or claim incurred by reason of such indemnified person’s gross negligence or willful misconduct.

To the fullest extent permitted by law, an indemnified person will be entitled to indemnification from the Company for any loss damage, or claim incurred for by reason of any act or omission performed or omitted by such indemnified person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such indemnified person by the LLC Agreement, except that no indemnified person will be entitled to be indemnified in respect of any loss, damage or claim incurred by reason of such indemnified person’s gross negligence or willful misconduct with respect to such acts or omissions. Any indemnity provided pursuant to the LLC Agreement will only be provided out of and to the extent of the Company’s assets, and no members will have any personal liability on account thereof.

Workers’ Compensation Letter of Credit

The Company has a $0.3 million irrevocable standby letter of credit for the benefit of the State of Nevada related to the self-insured portion of the Company’s workers’ compensation insurance.

For the period ended December 31, 2010, HRH Holdings was self-insured for workers’ compensation claims for an annual stop-loss of up to $250,000 per claim. Management had established reserves it considers adequate to cover estimated future payments on existing claims incurred and claims incurred but not reported. Additionally, HRH Holdings had a partial self-insurance plan for general liability claims for an annual stop-loss of up to $100,000 per claim.

11.	Employee Benefit Plans

The Company’s current policy is, and HRH Holdings’ policy was, to pay discretionary cash incentive bonuses to eligible employees based upon individual and company-wide goals that are established by the Company and HRH Holdings, respectively, on an annual basis.

The Company’s current policy is, and HRH Holdings’ policy was, to maintain a 401(k) profit sharing plan whereby substantially all employees over the age of 21 who have completed six months of continuous employment and 1,000 hours of service are eligible for the plan. Such employees joining the plan may contribute, through salary deductions, no less than 1% nor greater than 50% of their annual compensation.

12.	MEMBERSHIP INTERESTS

Classes of Membership Interests

We have two classes of membership interests: Class A Units and Class B Units. Holders of Class A Units are entitled to vote on any matter to be voted upon by our members. Except as provided by law, the holders of Class B Units do not have any right to vote.

Additional Capital Contributions

The members are not required to make any additional capital contributions to the Company. However, the members may make additional capital contributions to the Company at any time upon the written consent of such member.

Distribution of Cash Available for Distribution

Distributions will be made to the holders of Class B Units at the times and in the aggregate amounts determined by BREF Management or the holders of Class A Units, subject to any necessary approvals from the Nevada Gaming Commission and/or the Nevada State Gaming Control Board.

Restrictions on Transfer

Our members generally are prohibited from transferring or encumbering our membership interests without the prior written consent of BREF Management or the holders of Class A Units. No transfer may be made unless certain general conditions are met, including that the transfer complies with applicable gaming regulations.

Distributions Upon Liquidation

We may be dissolved upon certain events, including at the election of the members. In the event of a dissolution, the cash proceeds from the liquidation, after payment of our liabilities, will be distributed to our members in accordance with their respective positive capital account balances as calculated under the LLC Agreement, subject to any necessary approvals from the Nevada Gaming Commission and/or the Nevada State Gaming Control Board.

No Sinking Fund Provisions or Rights to Redemption or Conversion

Holders of Class A Units or Class B Units have no redemption rights or conversion rights and do not benefit from any sinking fund.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

2.1*

Agreement to Transfer in Lieu of Foreclosure and Settlement Agreement dated as of March 1, 2011 by and among HRHH Hotel/Casino, LLC, HRHH Development, LLC, HRHH Gaming, LLC, HRHH IP, LLC, HRHH Cafe, LLC, HRHH Gaming Senior Mezz, LLC, HRHH JV Senior Mezz, LLC, HRHH Gaming Junior Mezz, LLC, HRHH Junior Mezz Two, LLC, HRHH Gaming Junior Mezz Two, LLC, Hard Rock Hotel, Inc., Hard Rock Hotel Holdings, LLC, Morgans Group LLC, DLJ MB IV HRH, LLC, Morgans Hotel Group Management LLC, BREF HR, LLC, NRFC HRH Holdings, LLC, Vegas HR Private Limited and Brookfield Financial, LLC—Series B

3.1*	Certificate of Formation, dated as of February 11, 2011, for BREF HR, LLC

3.2*	Limited Liability Company Agreement, dated as of March 1, 2011, for BREF HR, LLC by BREF HR Management, LLC, Brookfield Financial, LLC – Series B, Michele A. Dreyer and Mary S. Stawikey

10.1*	Fourth Amended and Restated Loan Agreement, dated as of March 1, 2011 by and among HRHH Hotel/Casino, LLC, HRHH Cafe, LLC, HRHH Development, LLC, HRHH IP, LLC, HRHH Gaming, LLC and Vegas HR Private Limited

10.2*	Second Mortgage Loan Agreement, dated as of March 1, 2011, among HRHH Hotel/Casino, LLC, HRHH Cafe, LLC, HRHH Development, LLC, HRHH IP, LLC, HRHH Gaming, LLC and Brookfield Financial, LLC – Series B

10.3*	Management Agreement (Gaming Operations) dated as of March 1, 2011 by and between LVHR Casino, Inc. WG-Harmon, LLC

10.4*	Resort Management Agreement dated as of March 1, 2011 by and between HRHH Hotel/Casino, LLC, HRHH Development, LLC, HRHH IP, LLC, HRHH Cafe, LLC and WG-Harmon, LLC

10.5*	Liquor Management and Employee Services Agreement, dated as of March 1, 2011, by and between HRHH Hotel/Casino, LLC and WG-Harmon, LLC

10.6*	Casino Lease dated as of March 1, 2011 by and between HRHH Hotel/Casino, LLC and LVHR Casino Inc.

10.7*	Trademark License and Cooperation Agreement dated as of June 7, 1996 by and between Rank Licensing, Inc. and Peter A. Morton

21.1*	Subsidiaries of the Registrant

*	Previously filed